    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2001



                                                      REGISTRATION NO. 333-69734

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              THE BANC CORPORATION
             (Exact Name of Registrant as Specified in its Charter)
                             ---------------------

DELAWARE                                         6711                            63-1201350
(State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
Incorporation or Organization)        Classification Code Number)          Identification Number)

                             ---------------------
                              17 NORTH 20TH STREET
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 327-3600
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)
                            F. HAMPTON MCFADDEN, JR.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                   THE BANC CORPORATION, 17 NORTH 20TH STREET
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 327-3600
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
                             ---------------------
                                   COPIES TO:

               ROBERT E. LEE GARNER                                  A. GEORGE IGLER
    HASKELL SLAUGHTER YOUNG & REDIKER, L.L.C.                    IGLER & DOUGHERTY, P.A.
            1200 AMSOUTH/HARBERT PLAZA                            1501 EAST PARK AVENUE
             1901 SIXTH AVENUE NORTH                            TALLAHASSEE, FLORIDA 32301
            BIRMINGHAM, ALABAMA 35203                                 (850) 878-2411
                  (205) 251-1000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 PROPOSED MERGER -- YOUR VOTE IS VERY IMPORTANT

CF Bancshares Stockholders:


     The Board of Directors of CF Bancshares, Inc. has approved the acquisition of CF Bancshares by The Banc Corporation. The acquisition will be structured as a merger of a subsidiary of The Banc Corporation into CF Bancshares with CF Bancshares surviving as a wholly-owned subsidiary of The Banc Corporation.



     If we complete the acquisition, for each share of CF Bancshares common stock you own, you will receive either (1) a number of shares of The Banc Corporation common stock based on a conversion formula, or (2) at your election, cash as described in this prospectus-proxy statement. You will be entitled to receive at least $90.00 in cash or that amount in The Banc Corporation common stock for each share of CF Bancshares common stock that you own if we complete the merger. The amount of cash, if elected, or the number of shares of The Banc Corporation common stock or a combination of both that you will receive will be increased based on 50% of the net earnings of CF Bancshares from June 30, 2001 to the closing date. For a discussion of the conversion formula and the election option to receive cash instead of The Banc Corporation common stock, see "The Merger -- Terms of the CF Bancshares Merger" and "Procedures for Making a Cash Election."



     We expect that the merger will not qualify as a tax-free reorganization under the Internal Revenue Code, in which case all CF Bancshares stockholders will recognize gain or loss for federal income tax purposes upon the exchange of their shares of CF Bancshares for The Banc Corporation common stock or cash. You should carefully read the material federal tax consequences beginning on page 22 of this prospectus proxy statement.



     CF Bancshares has scheduled a special meeting for its stockholders to vote on the merger to be held at CF Bancshares' executive offices located at 401 Cecil G. Costin, Sr. Boulevard, Port St. Joe, Florida 32457 at 5:00 p.m., on November 28, 2001. We cannot complete the merger without the approval of the holders of a majority of the outstanding shares of CF Bancshares. Your board of directors unanimously recommends that you vote 'FOR' the merger.


     The Banc Corporation common stock is quoted on the Nasdaq Stock Market under the symbol "TBNC."


YOUR VOTE IS IMPORTANT. PLEASE TAKE THE TIME TO VOTE ON THE PROPOSALS BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD, EVEN IF YOU PLAN TO ATTEND THE STOCKHOLDERS' MEETING. THIS PROSPECTUS-PROXY STATEMENT PROVIDES YOU WITH DETAILED INFORMATION ABOUT THE PROPOSED MERGER. IN ADDITION, YOU MAY OBTAIN INFORMATION ABOUT THE BANC CORPORATION FROM DOCUMENTS THAT WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY. YOU SHOULD ALSO CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 9 OF THIS PROSPECTUS-PROXY STATEMENT.


NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS-PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES BEING OFFERED BY THE BANC CORPORATION ARE NOT BANK ACCOUNTS OR DEPOSITS, NOT FEDERALLY INSURED BY THE FDIC AND NOT INSURED BY ANY OTHER STATE OR FEDERAL AGENCY.


     This prospectus-proxy statement is dated October 19, 2001, and is first being mailed to stockholders of CF Bancshares on or about October 19, 2001.

                              CF BANCSHARES, INC.
          ------------------------------------------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD NOVEMBER 28, 2001


                                   5:00 P.M.

                       401 CECIL G. COSTIN, SR. BOULEVARD
                          PORT ST. JOE, FLORIDA 32457

          ------------------------------------------------------------


     CF Bancshares, Inc. will hold a special meeting of stockholders at CF Bancshares' executive offices located at 401 Cecil G. Costin, Sr. Boulevard, Port St. Joe, Florida 32457 at 5:00 p.m., on November 28, 2001. At the special meeting, the following matters will be presented for stockholder vote:


          1. Merger. A proposal to approve a Reorganization Agreement and Plan of Merger, dated as of August 30, 2001, by and among The Banc Corporation, a Delaware corporation headquartered in Birmingham, Alabama, TBC Merger Corporation, a Florida corporation, The Bank, an Alabama banking corporation, Citizens Federal Savings Bank of Port St. Joe, a federally-chartered savings association and CF Bancshares, a Florida corporation, and the transactions contemplated thereby. The Plan of Merger, which describes the merger in more detail, is included in the accompanying prospectus-proxy statement as Annex A.

          2. Adjournment. The adjournment of the special meeting to solicit additional proxies in the event there are not sufficient votes to approve the merger.


     If the proposed merger is completed, TBC Merger Corporation will merge into CF Bancshares, with CF Bancshares as the surviving corporation and a wholly-owned subsidiary of The Banc Corporation. The Banc Corporation will then merge CF Bancshares into The Banc Corporation. CF Bancshares stockholders will receive either cash or the number of shares of The Banc Corporation common stock calculated as discussed in the attached prospectus-proxy statement for each share of CF Bancshares common stock they own. CF Bancshares then will cease to exist as a separate corporate entity. Consummation of the merger is subject to certain conditions, including the approval and adoption of the Plan of Merger by holders of at least a majority of the CF Bancshares common stock entitled to vote at the special meeting.


     Stockholders of CF Bancshares have a right to dissent from the proposed merger and obtain payment in cash of the appraised or fair value of their shares of CF Bancshares common stock by complying with the applicable provisions of Florida law. The full text of Sections 607.1301 through 607.1320 of the Florida Statutes, which describes the procedures to be followed by stockholders who choose to dissent under Florida law, are included as Annex B to the prospectus-proxy statement and should be read carefully.


     Only stockholders of record at the close of business on October 17, 2001, will be entitled to notice of and to vote at the CF Bancshares special meeting or any adjournments or postponements thereof.


     The Board of Directors of CF Bancshares unanimously recommends that holders of CF Bancshares common stock vote "FOR" the proposals listed above.

     IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING REGARDLESS OF THE NUMBER OF SHARES YOU OWN. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING, WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE PROSPECTUS-PROXY STATEMENT.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Sincerely,

                                                   /s/ GREG JOHNSON
                                          --------------------------------------
                                                       Greg Johnson
                                          President and Chief Executive Officer


October 19, 2001

                           FORWARD-LOOKING STATEMENTS

     Each company makes forward-looking statements in this prospectus-proxy statement that are subject to risks or uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These forward-looking statements include information about possible or assumed future results of operations or performance of the combined company after the proposed mergers, future economic performance, plans and objectives of management for future operations and other financial items that are based on the beliefs and assumptions made by and currently available to management. When we use the words "estimate," "project," "intend," "anticipate," "expect" and similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and the combined company after the proposed mergers. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You are cautioned not to place undue reliance on these forward looking statements, which speak only to the date of this prospectus-proxy statement. In addition, you should consider carefully these risks when you vote on the merger. These events could include any of the following:

     - Our revenues following the merger may be lower or our costs may be greater than expected, or we may not fully or timely realize our expected cost savings from the merger;

     - We may have more trouble integrating acquired businesses or retaining key personnel or customers than expected;

     - Competitive pressures among depository or other financial institutions may increase significantly;

     - General economic or business conditions may be less favorable than expected either nationally or in the states where the companies do business;

     - Adverse changes may occur in the market for stocks of smaller or community banks;

     - We may have more trouble obtaining regulatory approvals for the proposed mergers than expected;

     - It may be more expensive, or take longer, than expected to integrate our information systems; and

     - Legislative or regulatory changes may adversely affect our business.


     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the paragraph above. For additional information, please refer to the discussion under "Risk Factors" on page 9.

                             ---------------------


     YOU SHOULD RELY ONLY ON INFORMATION PROVIDED IN THIS PROSPECTUS-PROXY STATEMENT. NEITHER THE BANC CORPORATION NOR CF BANCSHARES HAS AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE INFORMATION IN THIS PROSPECTUS-PROXY STATEMENT ABOUT THE BANC CORPORATION AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY THE BANC CORPORATION; THE INFORMATION IN THIS PROSPECTUS-PROXY STATEMENT ABOUT CF BANCSHARES AND CITIZENS FEDERAL HAS BEEN SUPPLIED BY CF BANCSHARES. ALTHOUGH NEITHER THE BANC CORPORATION NOR CF BANCSHARES HAS ACTUAL KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS OR INFORMATION (INCLUDING FINANCIAL STATEMENTS) RELATING TO THE OTHER PARTY CONTAINED HEREIN ARE INACCURATE OR INCOMPLETE, NEITHER THE BANC CORPORATION, ON THE ONE HAND, NOR CF BANCSHARES, ON THE OTHER HAND, WARRANTS THE ACCURACY OR COMPLETENESS OF SUCH STATEMENTS OR INFORMATION AS THEY RELATE TO ANY OTHER PARTY. THE BANC CORPORATION IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. CF BANCSHARES IS NOT SOLICITING PROXIES IN ANY STATE WHERE THE SOLICITATION OF PROXIES IS NOT PERMITTED.

                               TABLE OF CONTENTS


FORWARD-LOOKING STATEMENTS..................................    i
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    v
SUMMARY OF PROSPECTUS-PROXY STATEMENT.......................    1
  The Companies.............................................    1
     The Banc Corporation...................................    1
     CF Bancshares, Inc. ...................................    1
  The Merger................................................    1
  Reasons for the Merger....................................    2
  Management of the Surviving Corporation...................    2
  The Special Meeting.......................................    2
  Recommendation to CF Bancshares Stockholders..............    2
  Vote Required.............................................    2
  Material Federal Income Tax Consequences..................    2
  What CF Bancshares Stockholders Will Receive..............    3
  What Will You Receive if You Elect Cash...................    3
  Other Interests of Officers and Directors of CF Bancshares
     in the Merger..........................................    4
  Conditions to the Merger..................................    4
  No Solicitation By CF Bancshares..........................    4
  Regulatory Approvals......................................    4
  Termination of the Plan of Merger.........................    4
  Accounting Treatment......................................    5
  Dissenters' Rights of CF Bancshares Stockholders..........    5
  Differences in Stockholders' Rights.......................    5
  Risk Factors..............................................    5
  Selected Historical and Pro Forma Financial Data..........    6
  Market Information and Dividend Policy....................    6
  Listing of The Banc Corporation Common Stock..............    7
  Comparative Per Share Information.........................    7
RISK FACTORS................................................    9
  Our ability to sustain growth involves risks..............    9
  We cannot predict loan losses or the adequacy of allowance
     for loan losses........................................    9
  Fluctuations in interest rates may affect our interest
     income.................................................    9
  Geographic concentration and significance of local
     economic conditions may affect our profitability.......   10
  We are subject to extensive governmental regulation.......   10
  Our Restated Certificate of Incorporation and Bylaws and
     Delaware law may prevent takeover by another company...   10
  Issuance of preferred stock may have possible adverse
     effects................................................   11
  There are restrictions on our ability to pay dividends....   11
  We are dependent on key management........................   11
  The banking industry is highly competitive................   12
  Our Management holds a large portion of The Banc
     Corporation common stock...............................   12
  Possible volatility of stock price may affect the market
     price of The Banc Corporation common stock.............   12
  Stockholders may experience risks relating to federal
     income taxes...........................................   12
THE SPECIAL MEETING.........................................   13
  Date, Place and Time......................................   13
  Record Date, Quorum and Voting............................   13
  Vote Required.............................................   13
  Voting and Revocation of Proxies..........................   13
  Solicitation of Proxies...................................   14
THE MERGER..................................................   15
  Terms of the Merger.......................................   15
  Cash Election Option......................................   16
  Procedures for Making a Cash Election.....................   16

  Exchange of Certificates..................................................................................         17
  Background of and Reasons for the Merger; Recommendation of CF Bancshares Board of Directors..............         18
  Effective Time of the Merger..............................................................................         20
  Conditions to the Merger..................................................................................         20
  Representations and Covenants.............................................................................         21
  Regulatory Approvals......................................................................................         21
  Business Pending the Merger...............................................................................         21
  Resale of The Banc Corporation Common Stock by Affiliates.................................................         22
  Interests of Certain Persons in the Merger................................................................         23
  Accounting Treatment......................................................................................         24
  Material Federal Income Tax Consequences..................................................................         24
  No Solicitation of Transactions...........................................................................         25
  Expenses..................................................................................................         26
  Indemnification...........................................................................................         26
  Rights of Dissenting Stockholders.........................................................................         26
OPERATIONS AND MANAGEMENT OF THE BANC CORPORATION AFTER THE MERGER..........................................         28
  Operations................................................................................................         28
  Management................................................................................................         28
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.............................................         29
SELECTED FINANCIAL DATA -- THE BANC CORPORATION.............................................................         35
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- THE BANC
  CORPORATION...............................................................................................         36
  Basis of Presentation.....................................................................................         36
  Recent Developments.......................................................................................         36
  Forward Looking Statements................................................................................         36
  Financial Overview........................................................................................         37
  Results of Operations.....................................................................................         37
     Six Months Ended June 30, 2001, compared with six months ended June 30, 2000...........................         37
     Year Ended December 31, 2000, compared with year ended December 31, 1999...............................         38
     Year Ended December 31, 1999, compared with year ended December 31, 1998...............................         40
  Net Interest Income.......................................................................................         41
  Market Risk -- Interest Rate Sensitivity..................................................................         43
  Liquidity.................................................................................................         44
  Financial Condition.......................................................................................         44
  Impact of Inflation.......................................................................................         53
BUSINESS OF THE BANC CORPORATION............................................................................         54
  General...................................................................................................         54
  Strategy..................................................................................................         55
  Lending Activities........................................................................................         55
     Loan Portfolio.........................................................................................         56
     Credit Procedures and Review...........................................................................         56
  Deposits..................................................................................................         57
  Competition...............................................................................................         57
  Employees.................................................................................................         57
  Supervision and Regulation................................................................................         57
  Instability of Regulatory Structure.......................................................................         61
  Effect on Economic Environment............................................................................         61
  Properties................................................................................................         61
  Legal Proceedings.........................................................................................         62
MANAGEMENT OF THE BANC CORPORATION..........................................................................         63
  Directors and Executive Officers..........................................................................         63

  Certain Information Concerning the Board of Directors and
     its Committees.........................................   66
  Executive Compensation....................................   67
  Employment Agreements.....................................   69
  Director Compensation.....................................   71
  Management Matters........................................   71
  Compensation Committee Interlocks and Insider
     Participation..........................................   71
  Certain Transactions and Relationships....................   72
PRINCIPAL STOCKHOLDERS OF THE BANC CORPORATION..............   73
SELECTED FINANCIAL DATA -- CF BANCSHARES....................   75
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS -- CF BANCSHARES................   76
  Basis of Presentation.....................................   76
  Forward Looking Statements................................   76
  Pending Acquisition.......................................   76
  Financial Overview........................................   76
  Results of Operations.....................................   76
     Six months ended June 30, 2001, Compared with six
      months Ended June 30, 2000............................   76
     Year ended December 31, 2000, Compared with Year Ended
      December 31, 1999.....................................   77
     Year Ended December 31, 1999, Compared with Year Ended
      December 31, 1998.....................................   78
  Net Interest Income.......................................   79
  Market Risk -- Interest Rate Sensitivity..................   81
  Liquidity.................................................   82
  Financial Condition.......................................   82
  Impact of Inflation.......................................   88
BUSINESS OF CF BANCSHARES...................................   89
  Principal Stockholders....................................   89
  Management of CF Bancshares...............................   90
  Market for CF Bancshares Common Stock.....................   91
COMPARISON OF RIGHTS OF CF BANCSHARES STOCKHOLDERS AND THE
  BANC CORPORATION STOCKHOLDERS.............................   92
  Classes and Series of Capital Stock.......................   92
  Size and Election of the Board of Directors...............   92
  Removal of Directors......................................   93
  Dividends.................................................   93
  Conversion and Dissolution................................   93
  Amendment or Repeal of the Incorporation Documents and
     Bylaws.................................................   94
  Special Meetings of Stockholders..........................   94
  Liability of Directors....................................   95
DESCRIPTION OF CAPITAL STOCK OF THE BANC CORPORATION........   95
  Authorized Capital Stock..................................   95
  The Banc Corporation Common Stock.........................   96
  The Banc Corporation Preferred Stock......................   96
  Certain Provisions of the Corporation's Certificate of
     Incorporation and Delaware Law.........................   96
  Limitations on Liability of Officers and Directors........   97
  Transfer Agent and Registrar..............................   98
EXPERTS.....................................................   98
LEGAL MATTERS...............................................   98
FINANCIAL STATEMENTS........................................  F-1
Annex A  Reorganization Agreement and Plan of Merger........  A-1
Annex B  Dissenters' Rights under the Florida Business
  Corporation Act...........................................  B-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHAT SHOULD I DO NOW?

A: After carefully reviewing this document, please indicate on your proxy card how you want to vote and sign and date your proxy card. Mail your signed proxy card in the enclosed return envelope as soon as possible to ensure that your shares are represented at the special meeting.

     If you sign, date and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger. If you do not sign and send in your proxy and if you do not attend and cast your vote in person at the special meeting, it will have the same effect as a vote against the merger.

Q:   WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?


A: We expect that the merger will not qualify as a tax-free reorganization under the Internal Revenue Code. If the merger does not qualify as a reorganization, all of the CF Bancshares stockholders will recognize gain or loss for federal income tax purposes upon the exchange of their shares of CF Bancshares for The Banc Corporation common stock or cash. However, the merger may qualify as a reorganization if the amount of cash elected to be received is less than 60% of the total consideration. If that occurs, a CF Bancshares stockholder who receives The Banc Corporation common stock may have the amount of gain that he recognizes for federal income tax purposes limited to the amount of cash, if any, that he receives in the merger. To review the tax consequences in greater detail, see pages 24 and 25.


Q:   HOW DO I ELECT TO RECEIVE CASH?


A: If you wish to receive cash instead of The Banc Corporation common stock for any or all of your shares of CF Bancshares common stock, you must properly complete the cash election form and follow the instructions for making a cash election that we describe on page 16 of this prospectus-proxy statement.



Q:   HOW CAN I RECEIVE THE BANC CORPORATION COMMON STOCK?



A: If you wish to receive The Banc Corporation common stock for any or all of your shares of CF Bancshares common stock, you must follow the instructions for exchanging your certificates that we describe on page 3, 15 and 17 of this prospectus-proxy statement.


Q:   WHAT WILL I RECEIVE?


A: The number of shares of The Banc Corporation common stock or, if you elect, the amount of cash you will receive for your shares of CF Bancshares common stock will not be finalized until the Closing Date. You will be entitled to receive at least $90.00 in cash or that amount in The Banc Corporation common stock for each share of CF Bancshares common stock that you own. The amount of cash, if elected, or the number of shares of The Banc Corporation common stock that you will receive will be increased based on 50% of the net earnings of CF Bancshares from June 30, 2001 to the closing date. The number of shares of Corporation common stock you will receive for the shares of CF Bancshares common stock that you own is calculated in three steps. The maximum number of shares of The Banc Corporation common stock that could be exchanged is calculated by dividing the purchase price of $15,250,000 plus 50% of the net earnings of CF Bancshares from June 30, 2001, until the closing date by the closing date trading price. The closing date trading price is the average of the last sales price for The Banc Corporation common stock on Nasdaq for the 20 consecutive trading days ending three trading days prior to the special meetings. The number of shares of The Banc Corporation common stock that you will receive in exchange for your shares of CF Bancshares common stock is equal to the product of (1) the number of shares of CF Bancshares common stock owned by you, multiplied by (2) the quotient of the maximum number of shares of The Banc Corporation common stock that could be issued, divided by the total number of shares of CF Bancshares common stock outstanding, which, as of August 30, 2001, was 169,345 shares.

Q:   CAN I CHANGE OR REVOKE MY CASH ELECTION ONCE I HAVE MAILED MY SIGNED FORM?

A:   Yes. You can change or revoke your cash election in writing at any time
     prior to the election deadline of                .

Q: WHAT ARE THE CONSEQUENCES IF I DO NOT PROPERLY COMPLETE AND RETURN THE CASH ELECTION FORM?


A: If you do not make a proper or timely election to receive cash, you will receive The Banc Corporation common stock in exchange for all of your shares of CF Bancshares stock in the merger.


Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to CF Bancshares at the address below. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?


A: No. After the merger is completed, we will send you written instructions on exchanging your stock certificates for cash and/or common stock of The Banc Corporation.


Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working towards completing the merger as quickly as possible. In addition to stockholder approval, we must also obtain regulatory approvals. We hope to complete the merger by December 31, 2001.

Q:   WHO CAN HELP ANSWER MY QUESTIONS?

A:   If you have more questions about the merger, you should contact:

                               Greg Johnson, President
                                 CF Bancshares, Inc.
                         401 Cecil G. Costin, Sr. Boulevard
                             Port St. Joe, Florida 32457
                               Telephone: 850-277-1416

                     SUMMARY OF PROSPECTUS-PROXY STATEMENT

     This summary highlights selected information from this document and may not contain all of the information that is important to you. You should read carefully this entire document and the documents to which we have referred you. This will help you to understand the merger and related matters fully and their legal terms.

THE COMPANIES

(See pages 54 and 89)



     The Banc Corporation. The Banc Corporation is a registered financial holding company headquartered in Birmingham, Alabama and incorporated under Delaware law. The Banc Corporation provides banking and other financial services in Alabama and Florida through its banking subsidiary, The Bank. The Bank, an Alabama banking corporation headquartered in Birmingham, Alabama, is wholly-owned by The Banc Corporation and has 22 locations in Alabama and nine in the panhandle area of Florida. The Florida branches of The Bank operate as Emerald Coast Bank, a division of The Bank, and C&L Bank, a division of The Bank. One additional branch of The Bank is scheduled to open in Florida in the fall of 2001. TBC Merger Corporation, a Florida corporation, is a wholly owned subsidiary of The Banc Corporation.



     As of June 30, 2001, The Banc Corporation had assets of approximately $1.16 billion, loans of approximately $912.1 million, deposits of approximately $910.3 million and stockholders equity of approximately $77.8 million.



     The principal executive offices of The Banc Corporation are:


                              The Banc Corporation
                              17 North 20th Street
                           Birmingham, Alabama 35203
                                 (205) 327-3600


     CF Bancshares, Inc. CF Bancshares, established in 1996, is a registered thrift holding company and incorporated under Florida law. Through its subsidiary, Citizens Federal Savings Bank of Port St. Joe, CF Bancshares provides community banking services in Port St. Joe, Apalachicola and Mexico Beach, Florida. As of June 30, 2001, CF Bancshares had total assets of approximately $105.2 million, loans of approximately $88.2 million, deposits of approximately $80.2 million and stockholders' equity of approximately $8.1 million.


     The principal executive offices of CF Bancshares are:

                              CF Bancshares, Inc.
                       401 Cecil G. Costin, Sr. Boulevard
                          Port St. Joe, Florida 32457
                            Telephone: 850-277-1416


THE MERGER
(See page 15)



     If the conditions for completing the merger are satisfied, TBC Merger Corporation will merge with CF Bancshares, and CF Bancshares will be the surviving corporation and become a wholly-owned subsidiary of The Banc Corporation. After this merger, CF Bancshares will be merged into The Banc Corporation. In a related transaction, Citizens Federal will be merged into The Bank. Certain officers of Citizens Federal will become officers of The Bank, and the directors of Citizens Federal will become advisory directors for the current Citizens Federal branches.


     We have attached the Plan of Merger to this prospectus-proxy statement as Annex A. The plan of merger is the legal document that establishes the terms and conditions of the merger, and you should read the entire document.

REASONS FOR THE MERGER
(See pages 18 through 20)



     The boards of directors of The Banc Corporation and CF Bancshares have identified various benefits that are likely to result from the merger. The boards of directors expect the merger to:



     - enhance the franchise and resources of the companies;



     - increase the presence of The Banc Corporation in certain geographic areas;



     - increase the profitability of The Banc Corporation's operations through cost savings, operating efficiencies, economies of scale, lower financing costs and stronger market positions; and



     - provide liquidity to the stockholders of CF Bancshares who do not elect to receive cash by giving them a security for which there is a public trading market.



     These and other reasons identified by each board for recommending and approving the merger are explained in greater detail on pages 18 through 20 of this document.



MANAGEMENT OF THE SURVIVING CORPORATION
(See page 28)



     After the mergers, The Banc Corporation will be managed by the same Board of Directors and executive officers as before the mergers.



THE SPECIAL MEETING
(See page 13)


     The special meeting to vote on the proposed merger will be held on the date, time and place as follows:

                              CF Bancshares, Inc.

                               November 28, 2001


                                   5:00 p.m.

                       401 Cecil G. Costin, Sr. Boulevard
                          Port St. Joe, Florida 32457

RECOMMENDATION TO CF BANCSHARES STOCKHOLDERS

     The Board of Directors of CF Bancshares believes that the merger is in the best interests of CF Bancshares and its stockholders and recommends that stockholders vote "FOR" the approval and adoption of the Plan of Merger.

VOTE REQUIRED

     To approve the merger, a majority of the CF Bancshares common stock entitled to vote at the meeting must vote in favor of the Plan of Merger. The directors of CF Bancshares, who collectively own approximately 17.1% of the outstanding CF Bancshares common stock, have appointed James A. Taylor as their proxy to vote their shares in favor of the Plan of Merger.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES
(See pages 24 and 25)



     The Banc Corporation and CF Bancshares expect that the merger will not qualify as a reorganization under the Internal Revenue Code. If the merger does not qualify as a reorganization, all of the CF Bancshares stockholders will recognize gain or loss for federal income tax purposes upon the exchange of their shares of CF Bancshares for The Banc Corporation common stock. However, the merger may qualify as a reorganization if the amount of cash elected be received is less than 60% of the total consideration. If that occurs, a CF Bancshares stockholder who receives The Banc Corporation common stock may have the amount of gain that he recognizes for federal income tax purposes limited to the amount of cash, if any, that he receives in the merger. The tax consequences of the merger to you will depend on the facts of your own situation. You are advised to consult your tax advisor as to the tax consequences of the merger to you.


WHAT CF BANCSHARES STOCKHOLDERS WILL RECEIVE
(See page 15)



     When the merger is completed, CF Bancshares' stockholders will have the right to receive cash, The Banc Corporation common stock or a combination of cash and The Banc Corporation common stock in exchange for their shares of CF Bancshares common stock. You will be entitled to receive at least $90.00 in cash or that amount in The Banc Corporation common stock for each share of CF Bancshares common stock that you own. The amount of cash, if elected, or the number of shares of The Banc Corporation common stock that you will receive will be increased based on 50% of the net earnings of CF Bancshares from June 30, 2001 to the closing date.



     Except to the extent that you make a successful election to receive cash in the merger as described below, each share of CF Bancshares common stock you own will be converted into shares of The Banc Corporation common stock. The number of shares of The Banc Corporation common stock that you will receive in exchange for your shares of CF Bancshares common stock is calculated as follows:


     - Step 1.  Total number of shares to be exchanged.


      The maximum number of shares of The Banc Corporation common stock to be exchanged is calculated by (a) dividing $15,250,000 plus 50% of the net earnings of CF Bancshares from June 30, 2001 to the Closing by (b) the closing date trading price. The closing date trading price is the average of the last sales price for The Banc Corporation common stock on Nasdaq, for the 20 consecutive trading days ending three trading days before the special meeting.


     - Step 2.  The exchange ratio.


      The exchange ratio is the maximum number of shares of The Banc Corporation common stock that could be exchanged divided by the total number of shares of CF Bancshares common stock outstanding which, as of August 30, 2001, was 169,345.


     - Step 3.  Number of shares you will receive.


      You will receive the number of shares of The Banc Corporation common stock equal to the number of shares of CF Bancshares common stock that you own multiplied by the exchange ratio.



     The number of shares of The Banc Corporation common stock you will receive for your shares of CF Bancshares common stock will not be finalized until three days before the closing date. The amount of merger consideration is based on the negotiations between CF Bancshares and The Banc Corporation giving consideration to the factors set forth in "The Merger -- Background of the Merger." In view of the wide variety of factors considered in connection with its evaluation of the merger, the CF Bancshares Board of Directors did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.



WHAT WILL YOU RECEIVE IF YOU ELECT CASH
(See pages 15 and 16)



     You will have the opportunity to elect to receive cash in the merger instead of The Banc Corporation common stock for some or all of your shares of CF Bancshares common stock. If you make a cash election, you will receive cash for each share of CF Bancshares common stock you own. The amount of cash you will receive is calculated by dividing $15,250,000, plus the additional consideration based on 50% of the net income of CF Bancshares from June 30, 2001 to the closing date by the number of shares of CF Bancshares common stock outstanding. This number will be the cash value for each share of CF Bancshares common stock. If you do not elect to receive cash, you will receive shares of The Banc Corporation common stock in exchange for your CF Bancshares common stock.

     You should not send in your stock certificates until instructed to do so after the merger is completed.


OTHER INTERESTS OF OFFICERS AND DIRECTORS OF CF BANCSHARES IN THE MERGER (See page 23)



     You should be aware that the officers and directors of CF Bancshares, all of whom are also stockholders of CF Bancshares, have interests in the merger that are different from or in addition to your interests. If the merger is consummated, Greg Johnson, currently the Chief Executive Officer, President and a director of CF Bancshares, may enter into an employment contract with The Banc Corporation.



     The directors of CF Bancshares will become advisory directors of the current Citizens Federal branches after the merger and will receive directors' fees. In addition, The Banc Corporation will continue CF Bancshares' current coverage regarding officers' and directors' liability insurance for at least four years for the current officers and directors of CF Bancshares.



CONDITIONS TO THE MERGER
(See page 20)


     The completion of the merger depends upon a number of conditions, including the following:

     - Approval of the Plan of Merger by the CF Bancshares stockholders;

     - No law shall have been enacted or injunction entered that effectively prohibits the merger;


     - The registration statement filed with the SEC with respect to the shares of The Banc Corporation common stock to be received by the CF Bancshares stockholders shall have been declared effective;



     - The shares of The Banc Corporation common stock to be received by the CF Bancshares stockholders shall have been listed on Nasdaq;


     - Receipt of all necessary regulatory approvals and consents;

     Except for stockholder approval and other legal requirements, any condition to the CF Bancshares merger may be waived by the company entitled to assert the condition.


NO SOLICITATION BY CF BANCSHARES
(See page 25)


     CF Bancshares has agreed that it will not initiate or encourage any discussions regarding a business combination of CF Bancshares with any other party.


REGULATORY APPROVALS
(See page 21)



     The merger must be approved by the Board of Governors of the Federal Reserve System and the Alabama Banking Department. We have filed all of the required notices and applications with the Federal Reserve and the Alabama Banking Department.



TERMINATION OF THE PLAN OF MERGER



     The Banc Corporation and CF Bancshares can agree to terminate the Plan of Merger without completing the merger. Either The Banc Corporation or CF Bancshares can terminate the Plan of Merger if any of the following occurs:


     - The merger is not completed by March 31, 2002;

     - The approval of the CF Bancshares stockholders is not received;

     - A court or other governmental authority permanently prohibits the merger;

     - The other party breaches any of its representation, warranties or obligations under the Plan of Merger, and as a result of such breach, one of the conditions to the merger cannot be satisfied;


     - The other party materially breaches any of its representations or warranties or obligations under the Plan of Merger and the breach cannot be cured within 30 days after notice of the breach; or


     - The Board of Directors of The Banc Corporation or CF Bancshares withdraws, modifies or amends its approval of the Plan of Merger or recommends an alternative transaction.



ACCOUNTING TREATMENT
(See page 24)



     We expect the merger to be treated for accounting and financial reporting purposes as a purchase, meaning that the assets and liabilities of CF Bancshares will be recorded at their estimated fair values and combined with the historical basis of The Banc Corporation. Therefore, the financial statements of The Banc Corporation issued after the merger will reflect these values from CF Bancshares and will not be restated retroactively to reflect the historical financial position or results of operations of CF Bancshares. Goodwill or other intangible assets may be created by the excess of the purchase price over the net fair value of CF Bancshares' assets and liabilities.



DISSENTERS' RIGHTS OF CF BANCSHARES STOCKHOLDERS
(See pages 26 through 28)


     You have the right to dissent from the merger under Florida law and receive payment in cash of the "fair value" of your shares if you do not vote in favor of the merger and give written notice to CF Bancshares before to the special meeting that you plan to exercise dissenters' rights.


DIFFERENCES IN STOCKHOLDERS' RIGHTS
(See pages 92 through 95)



     When the merger is completed, unless you make a successful election to receive cash consideration in the merger in exchange for all of your shares of CF Bancshares common stock, you will become a stockholder of The Banc Corporation. The rights of The Banc Corporation stockholders differ from the rights of CF Bancshares stockholders in certain significant ways as a result of provisions in The Banc Corporation's restated certificate of incorporation, bylaws and Delaware law.



RISK FACTORS
(See pages 9 through 12)


     See "Risk Factors" for a discussion of certain risk factors related to the merger and the combined companies.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
(See page 29)



     The table below presents certain unaudited condensed and consolidated historical financial and operating data for The Banc Corporation and certain unaudited pro forma condensed financial and operating data for The Banc Corporation after giving effect to (1) the merger as if it had occurred as of June 30, 2001, and (2) the pro forma adjustments described in the Notes to the Unaudited Pro Forma Condensed Financial Statements of The Banc Corporation which appear elsewhere in this prospectus-proxy statement. The amount of pro forma combined net income for the six months ended June 30, 2001, shown below, reflects adjustments which give effect to factors attributable to the merger. The pro forma net income assumes that the mergers were consummated at January 1, 2001. The pro forma financial information should be read in conjunction with the financial statements and footnotes thereto appearing elsewhere in this prospectus-proxy statement. The pro forma condensed statement of financial condition information and net income are not necessarily indicative of the combined financial position at consummation of the mergers or the results of operations following consummation of the merger.


                                                                 AS OF AND FOR THE
                                                                 SIX MONTHS ENDED
                                                                   JUNE 30, 2001
                                                              -----------------------
                                                                           PRO FORMA
                                                                ACTUAL      COMBINED
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Assets......................................................  $1,155,374   $1,277,728
Loans, net of unearned income...............................     912,114    1,000,267
Deposits....................................................     910,343      991,257
Stockholders' equity........................................      77,751       82,401
Net income..................................................       2,974        2,927
Leverage ratio..............................................        7.61%        7.55%
Tier 1 risk-based capital ratio.............................        9.36%        9.34%
Total risk-based capital ratio..............................       10.39%       10.33%


MARKET INFORMATION AND DIVIDEND POLICY



     The Banc Corporation's common stock trades on the Nasdaq National Market under the ticker symbol "TBNC." CF Bancshares common stock is not publicly traded. As of September 18, 2001, there were approximately 920 record holders of The Banc Corporation common stock. On August 8, 2001, the last full trading day before the public announcement of the transaction, The Banc Corporation common stock closed at $7.00 per share as reported by Nasdaq. The last private trade of CF Bancshares was $45.71 per share on July 16, 2001.

     The following table sets forth, for the calendar periods indicated, the range of high and low sales prices:


                                                               HIGH     LOW
                                                              ------   -----
1999
  First Quarter.............................................  $12.81   $9.75
  Second Quarter............................................   10.94    9.38
  Third Quarter.............................................   12.25    9.63
  Fourth Quarter............................................   11.63    6.38
2000
  First Quarter.............................................    8.00    6.00
  Second Quarter............................................    6.63    4.63
  Third Quarter.............................................    8.00    5.00
  Fourth Quarter............................................    7.75    4.94
2001
  First Quarter.............................................    6.38    5.25
  Second Quarter............................................    7.10    5.00
  Third Quarter (through October 15, 2001)..................    7.75    6.00



     On December 31, 2000, the last sale price for the common stock of The Banc Corporation was $5.25 per share.



     The Banc Corporation has never paid any dividends on our common stock, and there can be no assurances that we will pay dividends in the future. We conduct our principal business through our subsidiaries, primarily The Bank. We derive cash available to pay dividends primarily, if not entirely, from dividends paid to The Banc Corporation by The Bank. Certain state and federal legal and regulatory restrictions limit The Bank's ability to pay dividends to The Banc Corporation. The Banc Corporation's ability to pay dividends to its stockholders will depend on The Banc Corporation's earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, The Banc Corporation's ability to service any equity or debt obligations senior to The Banc Corporation common stock and other factors deemed relevant by The Banc Corporation's Board of Directors.



LISTING OF THE BANC CORPORATION COMMON STOCK



     The Banc Corporation will list the shares of The Banc Corporation common stock to be issued in connection with the merger with the Nasdaq National Market System under the trading symbol "TBNC."


COMPARATIVE PER SHARE INFORMATION


     The following summary presents selected information about The Banc Corporation's and CF Bancshares' income per share and book value per share in comparison with pro forma information giving effect to the merger. The selected financial information should be read in conjunction with the consolidated financial statements of The Banc Corporation, the historical consolidated financial statements of CF Bancshares and the related notes thereto. See "Index to Financial Statements."


     The following information is not necessarily indicative of the combined results of operations or combined financial position that would have resulted had the merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the future combined results of operations or financial position.

                                                               YEAR ENDED             SIX MONTHS
                                                            DECEMBER 31, 2000   ENDED JUNE 30, 2001(1)
                                                            -----------------   ----------------------
NET INCOME PER COMMON SHARE
The Banc Corporation
  Historical(2)...........................................        $ .30                 $  .21
  Proforma Combined(1)(3).................................          .27                    .20
CF Bancshares
  Historical(2)...........................................        $4.77                 $ 2.93
  Proforma Equivalent (1)(4)(5)...........................         3.58                   2.65
DIVIDENDS DECLARED PER COMMON SHARE
The Banc Corporation
  Historical(2)...........................................        $  --                 $   --
  Proforma Combined(1)(3).................................           --                     --
CF Bancshares
  Historical(2)...........................................        $1.50                 $  .75
  Proforma Equivalent(1)(4)(5)............................           --                     --
BOOK VALUE PER COMMON SHARE
The Banc Corporation
  Historical(2)...........................................                              $ 5.46
  Proforma Combined(1)(3).................................                                5.52
CF Bancshares
  Historical(2)...........................................                              $47.92
  Proforma Equivalent(1)(4)(5)............................                               73.25


---------------

(1) Unaudited.
(2) The historical numbers for December 31, 2000 are audited.

(3) Represents proforma combined The Banc Corporation and CF Bancshares information as if the purchase occurred on January 1, 2000 and 2001, for net income per share, and June 30, 2001 for book value per share.

(4) Proforma equivalent per common share data is calculated by multiplying the proforma combined amounts by the estimated exchange ratio of 13.265.
(5) The estimated exchange ratio has been calculated assuming total consideration of $15.5 million and a closing date trading price of $6.90. The proforma combined amounts assumes 30% of the merger consideration will be stock.

                                  RISK FACTORS


     If the merger is consummated, you may receive shares of The Banc Corporation common stock in exchange for your shares of CF Bancshares common stock, unless you make a successful election to receive cash consideration for all of your shares of CF Bancshares common stock. You should be aware of the risks and uncertainties associated with an investment in The Banc Corporation common stock. Specifically, there are risks and uncertainties that could affect our future financial results and that may cause our future earnings and financial condition to be less favorable than our expectations.



     Some of the risks and uncertainties involved in an investment in The Banc Corporation common stock relate to economic conditions generally and would affect other financial institutions in similar ways. These aspects are discussed above under the heading "Forward Looking Statements." This section addresses particular risks and uncertainties that are specific to The Banc Corporation.


OUR ABILITY TO SUSTAIN GROWTH INVOLVES RISKS

     We believe our future growth will depend on our ability to expand our business through:

     - internal growth;

     - the opening of new branch offices in new and existing markets; and

     - the acquisition of other financial institutions or branches.

     Furthermore, our continued growth and profitability depend on our ability:

     - to manage our growth and control expenses;

     - to attract and retain skilled employees;

     - to support our growth with equity or debt offerings, at an acceptable cost;

     - to maintain strong asset quality through proper underwriting; and

     - to expand the capabilities of our management information systems.

     Our growth could have a material adverse effect on our financial condition and results of operations if we are not able to manage our growth successfully or to address adequately all of the changing demands our growth may create.

WE CANNOT PREDICT LOAN LOSSES OR THE ADEQUACY OF OUR ALLOWANCE FOR LOAN LOSSES

     Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio.


     There is no precise method of predicting loan losses; therefore, there can be no assurance that the allowance for loan losses will be sufficient to absorb future loan losses. Excess loan losses could have a material adverse effect on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Banc Corporation -- Allocation of the Allowance for Loan Losses."


FLUCTUATIONS IN INTEREST RATES MAY AFFECT OUR INTEREST INCOME


     Our operating results are dependent to a significant degree on our net interest income. Net interest income is the difference between interest and fee income from earning assets and interest paid on deposits and borrowed funds and it will change as interest rates fluctuate and the mix and volume of earning assets and interest bearing liabilities change. Interest rates are largely dependent on the rate of interest charged by the Federal Reserve for funds it makes available to institutions. Changes in interest rates may have an adverse effect on the deposit levels, net interest margin, loan demand or the business and earnings of The Banc

Corporation and its subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Banc Corporation."



GEOGRAPHIC CONCENTRATION AND SIGNIFICANCE OF LOCAL ECONOMIC CONDITIONS MAY AFFECT OUR PROFITABILITY



     Substantially all of The Bank's deposits and assets at June 30, 2001, were derived either from operations in Alabama or from operations in markets in Florida which depend to a large extent on tourism. Consequently, our profitability may be negatively affected by factors that have a significant impact on general economic conditions and tourism, including weather. See "Business of The Banc Corporation."



     Our success depends on overall conditions in the geographic markets served by The Bank. Although current economic conditions in these markets are favorable, there is no assurance that favorable economic conditions will continue. Adverse changes in economic or other conditions in the geographic markets that The Bank serves would likely impair The Bank's ability to collect loans and could otherwise negatively affect our financial condition and results of operations. See "Business of The Banc Corporation."


WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION

     Financial holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. We are subject to the Bank Holding Company Act of 1956 and to regulation, supervision and examination by the Federal Reserve Board. The Bank is subject to primary supervision, regulation and examination by the Alabama Department of Banking and the Federal Reserve Board. Regulatory agencies such as the Federal Reserve Board and the Alabama State Banking Department can prohibit or place significant restrictions on The Bank's operations or force The Bank to take prompt corrective action if the agencies deem The Bank's activities to be unsafe or unsound. Banking regulations are intended primarily for the protection of depositors and consumers, rather than for the benefit of stockholders. We are subject to changes in federal and state law, as well as changes in regulatory and governmental policies, income tax laws and accounting principles. We cannot predict the future effect of any of those potential changes, but they could materially adversely affect our business and operations.


     From time to time, legislation is proposed or enacted that would increase the cost of doing business, limit or expand permissible activities or affect the competitive balance between banks and other financial and non-financial institutions. Congress, the Alabama legislature and various state and federal bank regulatory agencies frequently propose changes to the laws and regulations governing the operations and taxation of banks and other financial institutions. Laws such as the Riegle-Neal Interstate Banking and Branching Efficiency Act, which facilitated interstate branching and bank acquisitions, and the Gramm-Leach-Bliley Financial Modernization Act of 1999, which substantially broadened non-banking activities in which bank holding companies may engage, are expected to increase branching and merger activity and enhance competition among financial institutions. It is impossible to predict the likelihood of additional changes and the effects these changes might have on The Banc Corporation and its subsidiaries. See "Supervision and Regulation."



OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW MAY PREVENT TAKEOVER BY ANOTHER COMPANY



     Our Restated Certificate of Incorporation, its Bylaws and Delaware law all contain provisions that could discourage potential acquisition proposals, delay or prevent a change in control of The Banc Corporation and limit the price that investors may be willing to pay in the future for shares of The Banc Corporation common stock. The Banc Corporation's Restated Certificate of Incorporation divides the Board of Directors of The Banc Corporation into three classes serving staggered terms. One class is elected each year and no more than one-third of the seats on our Board of Directors will be up for election at each annual meeting of stockholders. The classification of our Board of Directors could make it more difficult for a company to acquire control of The Banc Corporation. Additionally, we can issue, without further stockholder approval, preferred stock with rights and privileges that could be senior to The Banc Corporation common stock.



     Further, Delaware law, subject to certain exceptions, prohibits The Banc Corporation, without approval of the Board of Directors of The Banc Corporation, from engaging in a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. An "interested stockholder" is generally a stockholder who owns 15% of the outstanding The Banc Corporation common stock. See "Management of The Banc Corporation -- Classified Board of Directors," "Description of Capital Stock -- Certain Provisions of The Banc Corporation's Certificate of Incorporation and Delaware Law" and
"-- Possible Adverse Effects of the Issuance of Preferred Stock."


ISSUANCE OF PREFERRED STOCK MAY HAVE POSSIBLE ADVERSE EFFECTS


     The Banc Corporation is authorized to issue up to 5,000,000 shares of preferred stock, with a par value of $.001 per share. The Board of Directors of The Banc Corporation may designate the rights and preferences of The Banc Corporation preferred stock. If preferred stock were to be issued by The Banc Corporation, its effects on the holders of The Banc Corporation common stock could include the following:



     - reduction of the amount of money otherwise available for the payment of dividends on The Banc Corporation common stock if dividends are payable on The Banc Corporation preferred stock;



     - restrictions on dividends on The Banc Corporation common stock if dividends on The Banc Corporation preferred stock are in arrears;



     - dilution of the voting power of The Banc Corporation common stock if The Banc Corporation preferred stock has voting rights, including a possible "veto" power;



     - dilution of the equity interest of holders of The Banc Corporation common stock if The Banc Corporation preferred stock is convertible, and is converted into The Banc Corporation common stock; and



     - restrictions on the rights of holders of The Banc Corporation common stock to share in The Banc Corporation's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of The Banc Corporation preferred stock.



     Holders of The Banc Corporation common stock have no preemptive rights to purchase or otherwise acquire any The Banc Corporation preferred stock that may be issued. See "Description of Capital Stock of The Banc Corporation."


THERE ARE RESTRICTIONS ON OUR ABILITY TO PAY DIVIDENDS

     We must comply with Delaware law and federal bank regulations before we can pay dividends. Our Board of Directors must authorize the payment of dividends and there must be sufficient income to pay dividends. We conduct our principal business operations through our subsidiaries. We will derive cash available to pay dividends primarily, if not entirely, from dividends paid by our subsidiaries. The Bank is regulated by Alabama laws restricting the declaration and payment of dividends to 90% of annual net income until its surplus funds equal at least 20% of its capital stock. The Bank has surplus in excess of this amount. As a member of the Federal Reserve System, The Bank is also subject to dividend limitations imposed by the Federal Reserve. Federal law further prohibits an insured institution from making any capital distribution, including dividends, if after making the distribution, the distribution would not satisfy one or more of its minimum capital requirements. Moreover, the federal bank regulatory agencies also have the general authority to limit dividends paid by insured banks if such payments may be deemed to constitute an unsafe and unsound banking practice. We have never paid dividends, and there can be no assurance that we will pay dividends in the future.

WE ARE DEPENDENT ON KEY MANAGEMENT


     Our development, and its prospects for success depend, to a significant degree, on the efforts of James A. Taylor, our Chairman of the Board and Chief Executive Officer. There is no assurance that Mr. Taylor's services will remain available to The Banc Corporation indefinitely or that we will be successful under his management. We maintain key employee insurance on Mr. Taylor in the amount of $6 million. See "Management of The Banc Corporation" and "Principal Stockholders of The Banc Corporation."


THE BANKING INDUSTRY IS HIGHLY COMPETITIVE


     The Bank competes with many types of financial institutions including other commercial banks, savings associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies and money market mutual funds operating in Alabama, the Florida panhandle and elsewhere. Many of these competitors have substantially greater resources and lending limits than The Banc Corporation and The Bank and offer certain services that The Banc Corporation and The Bank may not provide. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to The Banc Corporation and The Bank. Insurance companies and securities firms may now own banks and offer banking products, in competition with The Banc Corporation. Our long-term success will depend on the ability of the our subsidiaries to compete successfully with other financial institutions in their respective market areas. See "Business of The Banc
Corporation -- Competition."



OUR MANAGEMENT HOLDS A LARGE PORTION OF THE BANC CORPORATION COMMON STOCK



     As of August 31, 2001, directors and executive officers owned or controlled approximately 30.8% of the outstanding shares of The Banc Corporation common stock. See "Principal Stockholders of The Banc Corporation." Accordingly, if the directors and executive officers were to act in concert, they would likely control the Board of Directors and therefore the business and policies of The Banc Corporation. As a result, The Banc Corporation's management has significant control of The Banc Corporation.



POSSIBLE VOLATILITY OF STOCK PRICE MAY AFFECT THE MARKET PRICE OF THE BANC CORPORATION COMMON STOCK



     The Banc Corporation common stock trades on the Nasdaq National Market System under the symbol "TBNC." This Nasdaq listing of The Banc Corporation common stock provides a public market for holders of The Banc Corporation common stock to sell their securities. Because The Banc Corporation common stock has been listed on Nasdaq since December 10, 1998, The Banc Corporation common stock has a limited trading history. We cannot guarantee that:



     - the market for The Banc Corporation common stock on Nasdaq will be liquid;



     - you will be able to sell your The Banc Corporation common stock; or



     - you will be able to sell your The Banc Corporation common stock at any particular price.



     Even with a public market on Nasdaq for the holders of The Banc Corporation common stock, the market price of The Banc Corporation common stock could fluctuate significantly due to variations in quarterly and yearly results of operations, general trends in the banking industry and other factors. Stocks of financial institutions are particularly affected by changes in interest rates. Additionally, in recent years and especially in recent months, there have been price and volume fluctuations in the stock market that have often been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations might adversely affect the market price of The Banc Corporation common stock.


STOCKHOLDERS MAY EXPERIENCE RISKS RELATING TO FEDERAL INCOME TAXES


     We expect that the merger will not qualify as a tax-free reorganization under the Internal Revenue Code. In which case, all CF Bancshares stockholders will recognize gain or loss for federal income tax purposes upon the exchange of their shares of CF Bancshares for The Banc Corporation common stock or cash. However, the merger may qualify as a reorganization if the amount of cash elected to be received is less than 60% of the total consideration. If that occurs, a CF Bancshares stockholder who receives Corporation common stock may have the amount of gain that he recognizes for federal income tax purposes limited to the amount of cash, if any, that he receives in the merger. See "The Merger -- Material Federal Income Tax Consequences."

                              THE SPECIAL MEETING

     This prospectus-proxy statement is being furnished to CF Bancshares stockholders in connection with the solicitation of proxies by the CF Bancshares Board of Directors for use at the CF Bancshares special meeting to consider and vote upon the approval of the Plan of Merger. Each copy of this prospectus-proxy statement mailed or delivered to CF Bancshares stockholders is accompanied by a proxy card for use at the CF Bancshares special meeting.


     This prospectus-proxy statement is also furnished to CF Bancshares stockholders as a prospectus in connection with the issuance of shares of The Banc Corporation common stock upon consummation of the merger.



DATE, PLACE AND TIME



     The CF Bancshares special meeting is to be held at the principal executive offices of CF Bancshares located at 401 Cecil G. Costin, Sr. Boulevard, Port St. Joe, Florida 32457, on November 28, 2001, at 5:00 p.m.



RECORD DATE, QUORUM AND VOTING



     The CF Bancshares Board of Directors has fixed the close of business on October 17, 2001, as the record date for the determination of the CF Bancshares stockholders entitled to receive notice of and to vote at the CF Bancshares special meeting. The presence, in person or by Proxy, of the holders of a majority of the shares of CF Bancshares common stock entitled to vote at the CF Bancshares special meeting will constitute a quorum. Each stockholder of record as of the CF Bancshares record date is entitled to one vote for each share then held.



VOTE REQUIRED



     As of the CF Bancshares record date, there were 169,345 shares of CF Bancshares common stock outstanding. Approval and adoption of the Plan of Merger requires the affirmative vote of a majority of all outstanding shares of CF Bancshares common stock, each of which is entitled to one vote. CF Bancshares common stock entitled to vote thereon; as a result, failures to vote and abstentions will be the equivalents of votes against the Plan of Merger. Accordingly, approval and adoption of the Plan of Merger at the CF Bancshares special meeting will require the affirmative vote of the holders of at least 84,673 shares of CF Bancshares common stock.



     As of the CF Bancshares record date, directors and executive officers of CF Bancshares beneficially owned an aggregate of 30,682 shares, or approximately 18.1% of the CF Bancshares common stock, outstanding on such date. The directors of CF Bancshares, who collectively own approximately 17.1% of the outstanding shares of CF Bancshares common stock, have appointed James A. Taylor as their proxy to vote the shares of CF Bancshares common stock beneficially owned by them for the Plan of Merger. See "The Merger -- Conditions to the Merger."



VOTING AND REVOCATION OF PROXIES


     Shares of CF Bancshares common stock represented by a proxy properly signed and received at or prior to the CF Bancshares special meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY IS PROPERLY EXECUTED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF CF BANCSHARES COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE PLAN OF MERGER. Any proxy given pursuant to the solicitation may be revoked by the person giving the proxy at any time before the proxy is voted by filing an instrument revoking it or by delivering a duly executed proxy bearing a later date to CF Bancshares before or at the CF Bancshares special meeting, or by voting in person at the CF Bancshares special meeting. Attendance at the CF Bancshares special meeting will not in and of itself constitute a revocation of a proxy. Only votes cast FOR approval of the Plan of Merger or other matters constitute affirmative votes. Abstentions and votes that are withheld will, therefore, have the same effect as votes AGAINST approval of the Plan of Merger, so it is important that you return your proxy properly executed.


SOLICITATION OF PROXIES



     In addition to solicitation by mail, directors, officers and employees of CF Bancshares, who will not be specifically compensated for such services, may solicit proxies from the stockholders of CF Bancshares personally or by telephone or other forms of communication. Except as otherwise provided in the Plan of Merger, CF Bancshares will bear its own expenses in connection with the solicitation of proxies for the CF Bancshares special meeting. See "The
Merger -- Expenses."



     CF BANCSHARES STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. THE PROCEDURE FOR THE EXCHANGE OF SHARES AFTER THE MERGER IS CONSUMMATED IS DESCRIBED AT PAGES 16 THROUGH 18 IN THIS PROSPECTUS-PROXY STATEMENT. SEE "THE MERGER -- PROCEDURE FOR MAKING A CASH ELECTION AND EXCHANGE OF CERTIFICATES."

                                   THE MERGER

     We describe below the principal provisions of the Plan of Merger and the merger of TBC Merger Corporation and CF Bancshares. This description is not complete and is qualified in its entirety by reference to the Plan of Merger, the full text of which is attached hereto as Annex A. All CF Bancshares stockholders should read Annex A carefully in its entirety.


     On August 30, 2001, The Banc Corporation, TBC Merger Corporation, The Bank, CF Bancshares and Citizens Federal Savings Bank of Port St. Joe entered into a Reorganization Agreement and Plan of Merger pursuant to which TBC Merger Corporation will be merged with and into CF Bancshares. As of June 30, 2001, CF Bancshares had total assets of approximately $105.2 million, loans of approximately $88.2 million, deposits of approximately $80.2 million and stockholders' equity of approximately $8.1 million. CF Bancshares and its subsidiary bank, Citizens Federal, are based in Port St. Joe, Florida. See "Business of CF Bancshares" and "Unaudited Pro Forma Condensed Consolidated Financial Information."


TERMS OF THE MERGER


     TBC Merger Corporation will merge into CF Bancshares and CF Bancshares will be the surviving corporation and become a wholly-owned subsidiary of The Banc Corporation. The Banc Corporation intends to then cause the merger of CF Bancshares into The Banc Corporation. The Restated Certificate of Incorporation and the Bylaws of The Banc Corporation in effect at the effective time of the merger will govern The Banc Corporation until amended or repealed in accordance with applicable law. The Banc Corporation shall continue as the surviving corporation under the name "The Banc Corporation" after the merger is completed.



     At the time we complete the merger, each share of CF Bancshares common stock will be converted into the right to receive a pro rata share of the total merger consideration, which is $15,250,000, plus 50% of any net earnings of CF Bancshares from June 30, 2001, through the Closing Date. You may elect to receive all or a portion of your pro rata share of the merger consideration in cash, as discussed below under "Cash Election Option," or in shares of The Banc Corporation common stock.



     If you would like to receive The Banc Corporation common stock for your pro rata share of the merger consideration or you do not properly elect to receive cash for all or part of your pro rata share of the merger consideration, your shares of CF Bancshares common stock will be converted into the right to receive The Banc Corporation common stock. The maximum number of shares of The Banc Corporation common stock to be issued in the merger is equal to the total merger consideration divided by the closing date trading price. The closing date trading price will be the average last sales price for The Banc Corporation common stock listed on Nasdaq for 20 consecutive trading days ending three trading days before the special meeting. The number of shares of The Banc Corporation common stock to be exchanged for each share of CF Bancshares common stock will be determined by dividing the maximum number of shares of new The Banc Corporation common stock that could be issued by the total number of shares of issued and outstanding CF Bancshares common stock. The number of shares of The Banc Corporation common stock that you will receive in exchange for your shares of CF Bancshares common stock is equal to the product of (1) the number of shares of CF Bancshares common stock owned by you multiplied by (2) the quotient of the maximum number of shares of The Banc Corporation common stock that could be issued, divided by the total number of shares of CF Bancshares common stock outstanding, which, as of August 30, 2001, was 169,345 shares.



     You will be entitled to receive at least $90.00 in cash or that amount in The Banc Corporation common stock for each share of CF Bancshares common stock that you own if we complete the merger. The number of shares of The Banc Corporation common stock or the amount of cash you will receive will be increased based on the total merger consideration which will not be finalized until the Closing Date. The actual number of shares of The Banc Corporation common stock to be issued will be determined by the number of CF Bancshares shareholders who elect to receive cash.



     If the closing date trading price is $6.90, the exchange ratio will be
13.265 shares of The Banc Corporation common stock for each share of CF Bancshares common stock.

CASH ELECTION OPTION


     Instead of receiving The Banc Corporation common stock in the merger, you may elect to receive cash consideration in exchange for any or all of your shares of CF Bancshares common stock. If you do not elect to receive cash, you will automatically receive shares of The Banc Corporation common stock in exchange for your shares of CF Bancshares common stock. The cash election must be made according to the procedures described below. Stockholders will receive cash for each share of CF Bancshares common stock that they own for which a proper cash election is made. The amount of cash you will receive for each share of CF Bancshares common stock for which you elect to receive cash is calculated by dividing $15,250,000, plus 50% of the net earning of CF Bancshares from June 30, 2001, to the Closing Date by the number of shares of CF Bancshares common stock outstanding.


PROCEDURES FOR MAKING A CASH ELECTION


     An election form, along with a letter of transmittal, will be delivered to each holder of record of common stock within five business days of the effective time of the merger by SunTrust Bank, or such other exchange agent as may be designated by The Banc Corporation, who will serve as the exchange agent in connection with the exchange of cash and shares under the Plan of Merger (the "Exchange Agent"). The election form specifies that delivery will be effected, and risk of loss and title to the certificates represents shares of CF Bancshares common stock will pass, only upon proper delivery of those certificates to the exchange agent.


     Each election form permits a holder (or the beneficial owner through appropriate and customary documentation and instructions) of CF Bancshares common stock to elect to receive cash with respect to all or a portion of such holder's CF Bancshares common stock.


     Any shares of CF Bancshares common stock with respect to which the holder has not made a valid cash election on or before the election deadline, which is 5:00 p.m., Eastern Time, 60 days after the date election forms are mailed to CF Bancshares stockholders, will be converted into shares of The Banc Corporation common stock upon completion of the merger.



     The Banc Corporation will make available one or more election forms as may be reasonably requested by all persons who become holders (or beneficial owners) of CF Bancshares common stock between the record date for the special meeting and the close of business on the business day before the election deadline.


     A cash election will be properly made only if the exchange agent actually receives a properly completed election form by the election deadline. You must submit with your election form the CF Bancshares common stock certificate(s) (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) that represent the shares of CF Bancshares common stock you are electing to receive cash in respect of, together with the duly executed transmittal materials included in the election form. You may revoke or change your election form at or prior to the election deadline. In the event an election form is revoked prior to the election deadline, the shares of CF Bancshares common stock represented by such election form will be treated like other shares of CF Bancshares common stock with respect to which no cash election is made. Subject to the terms of the Plan of Merger and of the election form, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive. In the event an election that was timely made contains material defects, the exchange agent shall notify you and you will have 20 business days to provide the exchange agent a properly completed election form.

     IF YOU WISH TO RECEIVE CASH FOR ANY OR ALL OF YOUR SHARES OF CF BANCSHARES COMMON STOCK, THE EXCHANGE AGENT MUST RECEIVE YOUR ELECTION FORM AND YOUR STOCK CERTIFICATE(S) (OR CUSTOMARY AFFIDAVITS AND INDEMNIFICATION REGARDING THE LOSS OR DESTRUCTION OF SUCH CERTIFICATES OR THE GUARANTEED DELIVERY OF SUCH CERTIFICATES) WITH THE APPROPRIATE TRANSMITTAL MATERIALS PRIOR TO THE ELECTION DEADLINE.

EXCHANGE OF CERTIFICATES


     Within five business days after the effective time, the Exchange Agent will mail to each CF Bancshares stockholder of record (1) the election form, (2) a letter of transmittal and (3) instructions for use in effecting the surrender of the certificates representing shares of CF Bancshares common stock in exchange for certificates representing shares of The Banc Corporation common stock or cash. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to The Banc Corporation. When a CF Bancshares stockholder surrenders his certificate to the Exchange Agent, together with a properly completed letter of transmittal, and any other documents as may be necessary, that stockholder shall receive in exchange a certificate representing that number of whole shares of The Banc Corporation common stock to which that stockholder is entitled, if any, and a check for the amount to be paid instead of any fractional share of The Banc Corporation common stock, or a check for those shares for which a cash election was made. The Exchange Agent shall deliver the merger consideration to CF Bancshares stockholders within fifteen business days of receipt of their certificates of CF Bancshares common stock, duly executed and in proper form for transfer.



     If a transfer of ownership of CF Bancshares common stock is not registered in the transfer records of CF Bancshares, a certificate representing the proper number of shares of The Banc Corporation common stock may be issued to a person other than the person in whose name the certificate so surrendered is registered, if the certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting the issuance shall pay any transfer or other taxes required by reason of the issuance of shares of The Banc Corporation common stock to a person other than the registered holder of the certificate or establish to the satisfaction of The Banc Corporation that such tax has been paid or is not applicable.



     Until surrendered as contemplated by the Plan of Merger, each certificate shall be deemed at any time after the effective time to represent only the right to receive such shareholder's pro rata share of the merger consideration under the terms of the Plan of Merger. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of The Banc Corporation common stock. After the merger is completed, to the extent permitted by law and except to the extent a stockholder will receive cash for his shares of CF Bancshares common stock, holders of record of CF Bancshares common stock at the time we complete the merger will be entitled to vote at any meeting of The Banc Corporation stockholders the number of shares of The Banc Corporation common stock into which their respective shares of CF Bancshares common stock are converted after the effective time, regardless of whether such holders have received their certificates representing The Banc Corporation common stock in accordance with the Plan of Merger.



     No dividend or other distribution payable after the completion of the merger with respect to The Banc Corporation common stock, however, will be paid to the holder of any unsurrendered CF Bancshares certificate until the holder properly surrenders such certificate along with the properly completed transmittal materials. Upon surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid instead of any fractional share interest will be delivered to such stockholder, in each case without interest. No certificates or scrip representing fractional shares of The Banc Corporation common stock will be issued upon conversion of CF Bancshares common stock, and the fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of The Banc Corporation. Notwithstanding any other provision of the Plan of Merger, each holder of CF Bancshares common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of The Banc Corporation common stock will receive cash instead of fractional shares of The Banc Corporation common stock.


     At the effective time, CF Bancshares stockholders will cease to be, and shall have no rights as, CF Bancshares stockholders other than:


     - the right to receive the number of shares of The Banc Corporation common stock into which the shares of CF Bancshares common stock have been converted or, if elected, cash,


     - any fractional share payment,

     - any dividends or other distributions to which they may be entitled under the CF Bancshares Plan of Merger, or

     - the right to perfect dissenter's rights, if such have been properly exercised.


     Neither The Banc Corporation, CF Bancshares nor the Exchange Agent will be liable to any holder of CF Bancshares common stock for any shares of The Banc Corporation common stock or any related dividends or other distributions or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.


BACKGROUND OF AND REASONS FOR THE MERGER; RECOMMENDATION OF CF BANCSHARES BOARD OF DIRECTORS

     Background of the Merger. During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation and specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation.


     Over the last several years, CF Bancshares has occasionally received informal inquiries from financial institutions and financial institution holding companies, including The Banc Corporation, regarding potential merger or acquisition transactions. CF Bancshares' business philosophy has been centered around being an independent company, providing personalized financial services in Port St. Joe and the Florida panhandle, under the direction of a local Board of Directors. None of the informal inquiries it received were at a price or on such terms as to cause CF Bancshares to abandon its corporate philosophy and pursue a business combination.



     James A. Taylor, Chairman of the Board and Chief Executive Officer of The Banc Corporation, during a conversation with Jed Hiers, president of The Bank's Florida operation in early June, discussed the possibility of approaching one of three different financial institutions in the Florida panhandle. After their conversation, Mr. Taylor requested that Mr. Hiers contact Greg Johnson, Chief Executive Officer of CF Bancshares and Citizens Federal.



     In mid-July 2001, Mr. Hiers contacted Mr. Johnson, and inquired about the possibility of an acquisition of CF Bancshares by The Banc Corporation. Although this inquiry was informal and indefinite, Mr. Taylor and other officers of The Banc Corporation held several follow-up telephone conversations with Mr. Johnson during which they described The Banc Corporation's Florida strategy and operations, explained the reason for The Banc Corporation's interest in CF Bancshares and requested an informal meeting in July 2001 to explore whether a business combination would be mutually beneficial.



     After various discussions, CF Bancshares' Board of Directors authorized Mr. Johnson to proceed with negotiations. On July 31, 2001, the CF Bancshares Board held a meeting at which it considered The Banc Corporation's offer of $15,250,000, in cash or stock, for all of the outstanding shares of CF Bancshares common stock.



     On July 30, 2001, Messrs. Taylor, James A. Taylor, Jr., David Carter, Jed Hiers and Thomas Flowers attended a board meeting of CF Bancshares in Port St. Joe, Florida. During the meeting, the Board of Directors made a formal presentation of the price at which CF Bancshares would consider. Mr. Taylor discussed with the board of CF Bancshares the interest of The Banc Corporation in the Florida market, specifically the panhandle region. Mr. Taylor informed the CF Bancshares board of directors that The Banc Corporation had seven branches already in the Florida panhandle with three new branches to be completed by year-end along the Emerald Coast as part of the Emerald Coast Bank division of The Bank. Mr. Taylor also informed the board that there were no branches currently under construction in Alabama and that The Banc Corporation was serious about dedicating appropriate capital and resources to the Florida market. Mr. Taylor further offered that the markets served by Citizens Federal were similar to many of The Bank's existing markets, specifically the C&L Bank division of The Bank. The CF Bancshares Board of Directors discussed with Mr. Taylor the commitment to a community banking philosophy and the decentralization of a majority of the decision making at the local bank level. Mr. Taylor informed the board that most of the loan decisions would continue to be made locally; however, policies, procedures and other important "back room" functions would be centralized. Mr. Taylor then stressed the importance of Greg Johnson staying with The Bank after the merger and also requested that the Board of Directors of CF Bancshares commit to continuing as advisory directors of the Citizens Federal branches of The Bank if a transaction could be worked out.



     After several hours of negotiations, the Board of Directors of CF Bancshares and Messrs. Taylor, Taylor, Jr. and Carter on behalf of The Banc Corporation, agreed in principle on the amount of consideration that The Banc Corporation would be willing to offer CF Bancshares stockholders and the terms of the merger. The basic terms of the transaction were memorialized in a letter of intent which was presented to the board of directors of CF Bancshares. Upon review of the proposed letter of intent, including review by counsel, CF Bancshares and The Banc Corporation executed a final letter of intent on July 31, 2001 which reflected total consideration of $15,250,000, plus 50% of any earnings of CF Bancshares from June 30, 2001 until the closing date. The letter of intent also provided for "due diligence" reviews of each company by the other and a confidentiality agreement.



     On August 9, 2001, The Banc Corporation announced through a press release that the letter of intent had been signed. On August 24, 2001, Greg Johnson and CF Bancshares' outside counsel traveled to The Banc Corporation's corporate headquarters to conduct a "due diligence" review of The Banc Corporation operations. Between August 1, 2001, and August 30, 2001, numerous telephonic conferences regarding the terms and conditions of the Plan of Merger were held among management and corporate counsel for both parties. During this time, the parties exchanged a number of drafts of the Plan of Merger, written comments and response letters.



     Senior management representatives for both companies also discussed the terms of the Plan of Merger, revisiting the impact the proposed transaction would have on CF Bancshares' shareholders, employees and the community and on the companies' existing third party contracts and customer service in general. The entire Board of Directors of CF Bancshares agreed to remain with The Banc Corporation as advisory directors of the Citizen Federal branches after the completion of the merger. On August 29, 2001, the CF Bancshares Board met to review and consider a final draft of the Plan of Merger. Satisfied that it contained all the material terms of the transaction, the Board authorized Mr. Johnson to complete the final negotiations and also authorized CF Bancshares' Chairman of the Board David May to execute the Plan of Merger on behalf of CF Bancshares. On August 30, 2001, CF Bancshares and The Banc Corporation executed the Plan of Merger.


     Reasons for the Merger. In approving the merger, the directors of CF Bancshares considered a number of factors. Without assigning any relative or specific weights to the factors, the board of directors of CF Bancshares considered the following material factors:


          1. The financial terms of the proposed merger, including the value of the consideration offered, the premium to book value paid the ratio of The Banc Corporation's offer price to CF Bancshares' earnings and the prices paid in comparable transactions in Florida and the Southeastern United States over the last year. The CF Bancshares Board also considered the price and timing of the offer.


          2. The future prospects of CF Bancshares and possible alternatives to the proposed merger, including the prospects of continuing as an independent institution.

          3. Information with respect to the financial condition, results of operations, business and prospects of CF Bancshares and the current industry, economic and market conditions.


          4. The terms and structure of the proposed merger, in particular, the fact that CF Bancshares' shareholders would be permitted to elect to receive either cash or The Banc Corporation common stock.



          5. The Banc Corporation's commitment to close the transaction by no later than the first quarter of 2002.



          6. The business and financial condition and earnings prospects of The Banc Corporation. In this regard, the Board also considered The Banc Corporation's commitment to the Florida banking market and the prospects for additional growth in the Florida market.

     The terms of the merger were the result of arm's-length negotiations between representatives of CF Bancshares and representatives of The Banc Corporation. Based upon the consideration of the foregoing factors, the Board of Directors of CF Bancshares unanimously approved the merger as being in the best interests of CF Bancshares, its stockholders and its other constituencies.


     THE CF BANCSHARES BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CF BANCSHARES STOCKHOLDERS VOTE FOR APPROVAL OF THE PLAN OF MERGER AND THE MERGER.

EFFECTIVE TIME OF THE MERGER

     Subject to the provisions of the Plan of Merger, Articles of Merger shall be duly executed and, on the closing date, or as soon thereafter as reasonably practicable, filed with the Florida Secretary of State in accordance with Florida law. It is presently anticipated that such filings will be made as soon as practicable after the special meeting and that the effective time will occur upon the filings, although there can be no assurance as to whether or when the merger will occur.


CONDITIONS TO THE MERGER



     The Plan of Merger is subject to a number of conditions, some of which are mutual and others of which are applicable to either The Banc Corporation or CF Bancshares. Though most of the conditions will not be satisfied until immediately before the effective time of the merger, the companies believe that they are currently in material compliance with the conditions.



     The obligation of The Banc Corporation to complete the merger is subject to the following conditions:


     - No material adverse changes shall have occurred in the business, operations or financial condition of CF Bancshares.

     - Except as otherwise provided therein, the representations and warranties of CF Bancshares contained in the Plan of Merger shall be true and correct.

     - CF Bancshares shall have performed and complied with all covenants, agreements and conditions required by the Plan of Merger.


     - The Banc Corporation shall have received an opinion of CF Bancshares' legal counsel, Igler & Dougherty, P.A., as to certain legal matters.


     The obligation of CF Bancshares to consummate the merger is subject to, among others, the following conditions:


     - No material adverse changes shall have occurred in the business, operations or financial condition of The Banc Corporation.



     - Except as otherwise provided therein, the representations and warranties of The Banc Corporation contained in the Plan of Merger shall be true and correct.



     - The Banc Corporation shall have performed and complied with all covenants, agreements and conditions required by the Plan of Merger to be performed or complied with in all material respects.



     - CF Bancshares shall have received an opinion of Haskell Slaughter Young & Rediker, L.L.C., legal counsel for The Banc Corporation, as to certain legal matters.



     The obligation of each of The Banc Corporation and CF Bancshares to consummate the merger is subject to certain additional conditions, including the following:


     - The Registration Statement shall have been declared effective and shall not be subject to a stop order of the SEC, and all applicable federal securities and state blue sky laws shall have been complied with.


     - The shares of The Banc Corporation common stock to be issued in connection with the CF Bancshares merger shall have been approved for listing on Nasdaq.

     - No legal proceeding shall have been threatened or pending before any court, administrative or governmental agency which, in the reasonable opinion of CF Bancshares or The Banc Corporation, presents a significant risk of restraint or prohibition of the transactions contemplated by the Plan of Merger or the attainment of material damages or other relief against CF Bancshares or its stockholders or The Banc Corporation or its stockholders in connection therewith.


     - The merger shall have been approved by holders of majority of the outstanding CF Bancshares common stock entitled to vote thereon.


     - Receipt of all authorizations, approvals and consents of any third parties as well as the expiration of applicable waiting periods, including federal or state governmental or regulatory bodies and officials, necessary for the consummation of the Plan of Merger and for the continuation in all material respects of the business of The Banc Corporation and CF Bancshares, without interruption after the effective time, in substantially the manner in which such business is now conducted, and no such authorizations or approvals shall contain any conditions or restrictions that CF Bancshares or The Banc Corporation reasonably believes will materially restrict or limit the business or activities of The Banc Corporation or have a material adverse effect on their businesses, operations or financial conditions taken as a whole.



     Before or at the effective time, either The Banc Corporation or CF Bancshares, or both, acting through their respective Boards of Directors, chief executive officers or other authorized officers, may:


     - waive any default in the performance of any term of the Plan of Merger by the other party,

     - waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Plan of Merger, and

     - waive any of the conditions precedent to the obligations of such party under the Plan of Merger, except any condition (such as required regulatory or CF Bancshares stockholder approval) that, if not satisfied, would result in the violation of any applicable law or governmental regulation.

REPRESENTATIONS AND COVENANTS


     In the Plan of Merger, The Banc Corporation and CF Bancshares have each made a number of representations regarding the organization and capital structures of the respective companies and their subsidiaries, their operations, financial condition and other matters, including their authority to enter into the Plan of Merger and to consummate the merger.


REGULATORY APPROVALS


     The merger must be approved by the Federal Reserve Board and the Alabama Department of Banking. The Banc Corporation filed its merger applications with the Federal Reserve Board and the Alabama Department of Banking on October 15, 2001.



     Certain persons, such as states' attorneys general and private parties, could challenge the merger as violative of the antitrust laws and seek to enjoin the consummation of the merger and, in the case of private persons, also seek to obtain treble damages. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it will not be successful. Neither The Banc Corporation nor CF Bancshares intends to seek any further stockholder approval or authorization of the Plan of Merger as a result of any action that it may take to resist or resolve any antitrust or other objections, unless required to do so by applicable law.


BUSINESS PENDING THE MERGER


     The Plan of Merger provides that, during the period from the date of the Plan of Merger to the effective time, except as provided in the Plan of Merger, CF Bancshares and The Banc Corporation will conduct their business in the ordinary course in material compliance with all applicable laws. CF Bancshares will use its reasonable best efforts to preserve intact its business organizations, to keep available to The Banc Corporation and the surviving corporation the services of the present employees of CF Bancshares and maintain the goodwill of customers, suppliers and others having business dealings with CF Bancshares.

     Under the Plan of Merger until the closing, CF Bancshares will not do the following:

     - encumber any asset or enter into any transaction or make any contract or commitment relating to its properties, assets or businesses, other than in the ordinary course of business, including but not limited to, contracts less than $50,000.

     - change its articles of incorporation or bylaws.

     - change the number of shares of capital stock of CF Bancshares issued and outstanding or cause any material change in its capital structure.

     - enter into any contract or commitment (other than for deposits, loan commitments and investments or the sale of other real estate owned in the ordinary course of business) extending for more than one year or involving payment of more than $50,000 in any one contract or related series of contracts or otherwise materially affecting its business.


     - enter into any employment agreement or other agreement with any employee or increase any employee's salary or benefits except for normal annual increases as agreed to by The Banc Corporation in writing, or modify or amend any employee benefit plan.


     - pay dividends or make distributions with respect to CF Bancshares stock, except as provided by the Plan of Merger.


     - make any loan other than in the ordinary course of business including, but not limited to, loans less than $50,000 without providing The Banc Corporation with all relevant documents related thereto and giving The Banc Corporation a reasonable opportunity to review such loan and comment thereon.



     - sell the securities it owns or purchase any new securities, except those sold in the ordinary course of business, without The Banc Corporation's approval.


     - obligate CF Bancshares under all employment, severance or other agreements between CF Bancshares and its respective employees related to the termination of such agreements in excess of the amounts described in the employment agreements.

     - take any action or violate any law applicable to CF Bancshares or to the conduct of its business which causes any material adverse effect upon business of CF Bancshares.


     Until the closing date, The Banc Corporation will not do the following:


     - encumber any asset or enter any transaction or make any contract or commitment relating to its properties, assets or business, other than in the ordinary course of business.

     - change its certificate of incorporation or bylaws.


     - take any action or violate any law applicable to The Banc Corporation to the conduct of its business which causes any material adverse effect upon business of The Banc Corporation.



RESALE OF THE BANC CORPORATION COMMON STOCK BY AFFILIATES



     The Banc Corporation common stock to be issued to CF Bancshares stockholders in connection with the merger will be registered under the Securities Act. The Banc Corporation common stock received by the CF Bancshares stockholders upon consummation of the merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed an "affiliate" of CF Bancshares or The Banc Corporation within the meaning of Rule 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with CF Bancshares or The Banc Corporation at the time of the CF Bancshares special meeting. Affiliates generally include directors, some executive officers and major stockholders of The Banc Corporation and CF Bancshares. In addition, affiliates of CF Bancshares or The Banc Corporation must sell their shares of The Banc Corporation common stock acquired in connection with the merger in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.


     In general, under Rule 145, for one year following the effective time, an affiliate (together with certain related persons) would be entitled to sell shares of The Banc Corporation common stock acquired in the merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, during the one-year period, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of The Banc Corporation common stock or the average weekly trading volume of the stock during the four calendar weeks preceding such sale. Rule 145 would remain available to affiliates only if The Banc Corporation remained current with its information filings with the SEC under the Securities Exchange Act. One year after the effective time, a person who was an affiliate of CF Bancshares would be able to sell shares of The Banc Corporation common stock without the manner of sale or volume limitations, provided that The Banc Corporation was current with its Securities Exchange Act information filings and such affiliate was no longer an affiliate of The Banc Corporation. Two years after the effective time, a person who was an affiliate of CF Bancshares would be able to sell shares of The Banc Corporation common stock without any restrictions so long as the affiliate was not, and had not been for at least three months before selling, an affiliate of The Banc Corporation.



INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of the Board of Directors of CF Bancshares with respect to the Plan of Merger and the transactions contemplated thereby, CF Bancshares stockholders should be aware that certain members of the management of CF Bancshares and the Board of Directors of CF Bancshares have certain interests in the merger that are in addition to the interests of CF Bancshares stockholders generally.


     The Banc Corporation may enter into an employment agreement with Greg Johnson. Mr. Johnson would serve as President of The Bank -- Port St. Joe. The agreement also provides that Mr. Johnson would receive other benefits such as life and health insurance, participation in retirement plans, dues for various civic clubs, standard vacation days, and participation in other executive compensation plans. The agreement will be for a term of three years. If Mr. Johnson is terminated for any reason other than cause, as defined in the agreement, Mr. Johnson would be entitled to receive his annual compensation for the remaining term of the agreement and may not, directly or indirectly, carry on or do similar business or solicit similar business with any customer of The Bank. The terms of the agreement between The Banc Corporation and Mr. Johnson will be the result of arm's length negotiations.



     Pursuant to the CF Bancshares Plan of Merger, The Banc Corporation will maintain for four years after the effective time CF Bancshares' current policy, or a similar policy, of directors' and officers' liability insurance with respect to matters occurring before the effective time for the benefit of the individuals who, at or before the effective time, were directors or officers of CF Bancshares.


     The directors of CF Bancshares will become advisory directors of the current Citizens Federal branches after the merger and will receive directors' fees.


     As of the record date, directors and executive officers of CF Bancshares beneficially owned an aggregate of 30,682 shares of CF Bancshares common stock, representing 18.1% of the shares outstanding. If the merger is completed and all the directors and executive officers of CF Bancshares elect to receive only The Banc Corporation common stock, they will receive between 18.1% and 100% of the stock issued to CF Bancshares stockholders in the merger. The directors of CF Bancshares have appointed James A. Taylor, the Chairman of the Board of The Banc Corporation, as proxy to vote their shares of CF Bancshares common stock for the Plan of Merger. See "Business of CF Bancshares -- Management of CF Bancshares."

ACCOUNTING TREATMENT


     We expect the merger to be treated for accounting and financial reporting purposes as a purchase, meaning that the assets and liabilities of CF Bancshares will be recorded at their estimated fair values and combined with the historical basis of The Banc Corporation. Therefore, the financial statements of The Banc Corporation issued after the merger will reflect these values from CF Bancshares and will not be restated retroactively to reflect the historical financial position or results of operations of CF Bancshares. Goodwill and/or other intangible assets may be created by the excess of the purchase price over the net fair value of CF Bancshares' assets and liabilities.



     The unaudited pro forma financial information contained in this prospectus-proxy statement has been prepared using the purchase accounting method to account for the merger. See "Unaudited Pro Forma Condensed Consolidated Financial Information."


MATERIAL FEDERAL INCOME TAX CONSEQUENCES


     Neither The Banc Corporation nor CF Bancshares has requested an advance ruling from the Internal Revenue Service ("IRS") or a legal opinion from counsel as to the federal income tax consequences of the CF Bancshares merger. This discussion is based on the facts described in this prospectus-proxy statement and the Internal Revenue Code of 1986 (the "Code"), Treasury Regulations currently in effect thereunder, current administrative rulings and practice by the IRS and judicial authority, all of which are subject to change which could affect the validity of this discussion. The IRS may take a position which is contrary to one or more positions set forth in this discussion.



     Likely Recognition Treatment for the CF Bancshares Stockholders. If the merger does not qualify as a reorganization under Section 368 of the Code (and the Corporation and CF Bancshares expect that it will not so qualify as discussed below under Section 368 Reorganization Status), all of the CF Bancshares stockholders will recognize gain or loss for federal income tax purposes upon the exchange of their shares of CF Bancshares for the common stock of The Banc Corporation and/or the cash they elect to receive in lieu of the common stock of The Banc Corporation. The amount of gain or loss a CF Bancshares stockholder will recognize will equal the difference between (i) the sum of the fair market value of the common stock of The Banc Corporation he receives and the amount of cash he elects to receive in the merger, and (ii) the adjusted basis of the CF Bancshares stockholder in his CF Bancshares shares exchanged in the merger.



     If, contrary to the expectations of The Banc Corporation and CF Bancshares, the amount of cash elected to be received is less than the 60% level referred to below, the transaction may qualify as a reorganization under Section 368(a)(1)(A), and a CF Bancshares stockholder who receives, in whole or in part, stock of The Banc Corporation may have the amount of the gain that he recognizes limited to the amount of cash, if any, that he receives.



     Disposition of The Banc Corporation Common Stock. If, as expected, the CF Bancshares merger does not qualify as a reorganization under Section 368, a CF Bancshares stockholder who receives stock in The Banc Corporation in the CF Bancshares merger will have a cost basis therein equal to its fair market value at the time of the merger. If, contrary to such expectation, the CF Bancshares merger qualifies as a reorganization under Section 368, a CF Bancshares stockholder who receives stock in The Banc Corporation in the CF Bancshares merger will have a basis therein equal to his basis in his CF Bancshares shares exchanged minus the amount of cash he elects to receive plus the amount of gain, if any, he recognizes.



     In either case, CF Bancshares stockholders will recognize gain or loss for federal income tax purposes upon a sale or exchange of their common stock of The Banc Corporation. The amount of gain or loss a CF Bancshares stockholder will recognize will equal the difference between (1) the amount of cash and fair market value of other property received in the sale or exchange of such stock, and (2) the adjusted basis of the CF Bancshares stockholder in his The Banc Corporation common stock.



     Section 368 Reorganization Status. The federal income tax consequences of the merger are dependent on whether the merger qualifies as a reorganization under Section 368 of the Internal Revenue Code. The Banc Corporation and CF Bancshares believe that, under the form of the merger as a reverse subsidiary merger of TBC Merger Corporation into CF Bancshares, followed by the liquidation of CF Bancshares into The Banc Corporation (by means of merger under state corporate law), the requirements and conditions of Section 368(a)(1)(A) are applicable for purposes of determining whether the CF Bancshares merger will qualify as a reorganization under Section 368. Under certain "continuity of proprietary interest" rules, the merger will not qualify as a reorganization if the total amount of cash elected to be received by CF Bancshares stockholders is more than a certain percentage of the total consideration received by the CF Bancshares stockholders in the merger. The Banc Corporation and CF Bancshares believe such percentage to be approximately 60%.



     The Banc Corporation and CF Bancshares expect that some CF Bancshares stockholders will elect to receive, in whole or in part, cash in lieu of stock of The Banc Corporation, and that the total amount of the cash that is elected will exceed 60% of the total consideration in the merger. If this is the case, The Banc Corporation and CF Bancshares expect that the merger followed by the liquidation of CF Bancshares will not qualify under Section 368(a)(1)(A) as a reorganization.



     Corporate Level Tax Consequences. If, as expected, the merger does not qualify as a reorganization under Section 368, The Banc Corporation and CF Bancshares believe and expect that, pursuant to Section 334(b), The Banc Corporation will obtain a basis in the assets of CF Bancshares that The Banc Corporation receives in the liquidation of CF Bancshares that is equal to the basis of CF Bancshares in those assets, and that CF Bancshares will not have any gain or loss recognition for federal income tax purposes on the transfer of those assets to The Banc Corporation. The foregoing treatment requires that, in the merger, at least 80% in vote and value of CF Bancshares shares be acquired from stockholders who are not The Banc Corporation or The Bank or a "related party" to The Banc Corporation or The Bank (as determined by reference to Section 318(a) but excluding Section 318(a)(4)). Such treatment is also dependent on an election not being made under Section 338 by The Banc Corporation and CF Bancshares. Upon due inquiry, The Banc Corporation and CF Bancshares believe that the requirement of the second preceding sentence will be satisfied. The Banc Corporation and CF Bancshares intend not to make an election under Section 338.



     If, contrary to the expectations of The Banc Corporation and CF Bancshares, the amount of cash elected to be received is less than the 60% level referred to above, the transaction may qualify as a reorganization under Section 368(a)(1)(A), and, in this case, The Banc Corporation and CF Bancshares believe the same corporate level tax result will obtain as described above, to wit, The Banc Corporation will obtain a basis in the assets of CF Bancshares equal to the basis of CF Bancshares in those assets, and CF Bancshares will not have any gain or loss recognition for federal income tax purposes on the transfer of those assets to The Banc Corporation.



     The Banc Corporation and CF Bancshares believe that (i) the planned merger of Citizens Federal into The Bank will qualify as a reorganization under Section 368(a)(1)(A), (ii) The Bank will obtain a basis in the assets of Citizens Federal that it receives in the merger that is equal to the basis of Citizens Federal in those assets, and (iii) Citizens Federal will not have any gain or loss recognition on the transfer of those assets to The Bank.



     The discussion above is intended only as a summary of the material federal income tax consequences of the merger and the Citizens Federal merger and is not a complete analysis or listing of potential tax effects relevant to a decision whether to vote in favor of approval and adoption of the Plan of Merger.



     YOU ARE URGED TO CONSULT YOUR PERSONAL TAX AND FINANCIAL ADVISORS AS TO THE SPECIFIC FEDERAL INCOME TAX CONSEQUENCES TO YOU, BASED ON YOUR OWN PARTICULAR STATUS AND CIRCUMSTANCES, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.


NO SOLICITATION OF TRANSACTIONS

     Under the Plan of Merger, CF Bancshares is restricted in its ability to participate in discussions and negotiate with any person concerning any proposal to acquire CF Bancshares upon a merger, purchase of assets, purchase of or tender offer for CF Bancshares common stock or similar acquisition transaction. CF Bancshares has also agreed, except to the extent legally required for the Board of Directors of

CF Bancshares to discharge its fiduciary duties, not to make any information regarding CF Bancshares available to any person for the purpose of affecting or causing a merger, consolidation or disposition of CF Bancshares, or its assets or common stock.

EXPENSES


     The Banc Corporation and CF Bancshares shall pay their own costs and expenses incurred in connection with the merger.


INDEMNIFICATION


     The Banc Corporation's Restated Certificate of Incorporation and Bylaws provide for the elimination of directors' liability for monetary damages arising from a breach of certain fiduciary obligations and for the indemnification of directors, officers and agents to the full extent permitted by Delaware law. These provisions generally provide for indemnification in the absence of gross negligence or willful misconduct and cannot be amended without the affirmative vote of a majority of the outstanding shares of The Banc Corporation common stock entitled to vote thereon.


     By operation of law under Delaware law and Florida law, all rights to indemnification for acts or omissions occurring prior to the effective time now existing in favor of the current or former directors or officers of CF Bancshares as provided in its articles of incorporation or bylaws shall survive the merger and shall continue in effect in accordance with their terms.


RIGHTS OF DISSENTING STOCKHOLDERS


     The following discussion is not a complete statement of the law relating to dissenters' rights and is qualified in its entirety by reference to Annex B, which contains the full text of Sections 607.1301 through 607.1320 of the Florida Business Corporation Act. Pursuant to Sections 607.1301 through 607.1320, any stockholder of a corporation has the right to dissent from, and obtain payment of the "fair value" of his or her shares in the event of a consummation of a plan of merger to which the corporation is a party if the stockholder is entitled to vote on the merger. A person having a beneficial interest in CF Bancshares common stock which is held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record stockholder to timely and properly follow the steps summarized below to perfect whatever dissenters' rights the beneficial stockholder may have.


     Sections 607.1301 through 607.1320 of the Florida Business Corporation Act provide for rights of appraisal of the value of the shares for which the stockholder of record (1) has delivered notice in writing to CF Bancshares before the vote is taken that he or she intends to demand a cash payment for his shares if the merger is consummated and (2) does not vote in favor of the merger. A proxy or vote against the merger does not constitute such notice of intent to demand payment. A stockholder may dissent as to less than all of the shares registered in his name. The rights of a partial dissenter are determined as if the shares as to which such holder dissents and other shares held by the holder are registered in different names of CF Bancshares stockholders. Within 10 days after the CF Bancshares special meeting, The Banc Corporation will send to each CF Bancshares stockholder who has given such dissent notice to CF Bancshares a written notice of the authorization of the Plan of Merger by the CF Bancshares stockholders. Within 20 days after the date of such notice the stockholder must submit a notice of election to dissent and a written demand for payment of the fair value of his shares to The Banc Corporation. Simultaneously with the filing of the election to dissent, the CF Bancshares stockholder shall submit his certificates representing shares of CF Bancshares common stock to The Banc Corporation for notation thereon that such demand has been made.

     The dissenters notice should be sent to:

          CF Bancshares, Inc.
        401 Fifth Street
        Port St. Joe, Florida 32457


     Upon filing a notice of election to dissent, the CF Bancshares stockholder shall thereafter be entitled only to payment as provided under Section 607.1301 through 607.1320 of the Florida Business Corporations Act, and the CF Bancshares stockholder shall not be entitled to vote or exercise any other rights of a CF Bancshares stockholder. A notice of election to dissent may be withdrawn in writing by the CF Bancshares stockholder at any time before an offer to pay for his shares is made by The Banc Corporation. After The Banc Corporation makes such an offer, the notice of election to dissent may not be withdrawn unless The Banc Corporation consents thereto.



     Within 10 days after the expiration of the period in which CF Bancshares stockholders may file their notices of election to dissent, or within 10 days after the merger is completed, whichever is later (but in no case later than 90 days from the CF Bancshares stockholder's special meeting), The Banc Corporation will offer to pay each dissenting CF Bancshares stockholder who has demanded payment in accordance with Sections 607.1301 through 607.1320 of the Florida Business Corporation Act an amount which The Banc Corporation estimated to be the fair value of the shares, and each dissenting CF Bancshares stockholder who has demanded payment in accordance with Sections 607.1301 through 607.1320 of the Florida Business Corporation Act may agree to accept such offer of payment. "Fair Value" means the value of the shares as of the close of business on the day prior to the CF Bancshares stockholders' special meeting, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.



     If within 30 days after The Banc Corporation makes an offer of payment to any such CF Bancshares stockholder and the CF Bancshares stockholder accepts the same, payment for his or her shares shall be made within ninety (90) days after the making of such offer or the CF Bancshares closing date, whichever is later. Upon receiving payment, such dissenting CF Bancshares stockholder ceases to have any interest in the shares.



     If The Banc Corporation fails to make such offer within 10 days after the expiration of the period in which CF Bancshares stockholders may file their notices of election to dissent, or within 10 days after the merger is completed, or if The Banc Corporation makes the offer and any dissenting CF Bancshares stockholder fails to accept the same within the period of 30 days thereafter, then The Banc Corporation, within 30 days after receipt of written demand from any dissenting CF Bancshares stockholder given within 60 days after the date on which the merger is completed, shall, or at its election at any time within such period of sixty (60) days may, file an action in any court of competent jurisdiction in Gulf County, Florida, requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting CF Bancshares stockholder, as to whom The Banc Corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If The Banc Corporation fails to file an action, any dissenting CF Bancshares stockholder may do so in the name of The Banc Corporation. All dissenting CF Bancshares stockholders (whether or not residents of the state of Florida), other than CF Bancshares stockholders who have agreed with The Banc Corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. All CF Bancshares stockholders who are proper parties to the proceeding are entitled to judgment against the Corporation for the amount of the fair value of their shares. The Banc Corporation shall pay each dissenting CF Bancshares stockholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting CF Bancshares stockholder shall cease to have any interest in such shares. The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court. The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against The Banc Corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting CF Bancshares stockholders who are parties to the proceeding, to whom The Banc Corporation has made an offer to pay for the shares, if the court finds that the action of such CF Bancshares stockholders in failing to accept such offer was arbitrary, vexatious, or not in good faith.

     A CF Bancshares stockholder who dissents and obtains payment under these procedures may not challenge the merger unless the merger is unlawful or fraudulent with respect to the stockholder or CF Bancshares.

     IF A CF BANCSHARES STOCKHOLDER FAILS TO COMPLY WITH ANY REQUIREMENTS OF THE PROVISIONS RELATING TO DISSENTERS' RIGHTS OF APPRAISAL THAT FAILURE WILL RESULT IN A FORFEITURE OF THAT CF BANCSHARES STOCKHOLDER'S APPRAISAL RIGHTS.

     References in this discussion to applicable statutes are summaries of portions of those statutes, do not purport to be complete and are qualified in their entirety by reference to applicable law. Sections 607.1301 through
607.1320 of the Florida Business Corporations Act are attached to this prospectus-proxy statement as Annex B. YOU SHOULD READ ANNEX B CAREFULLY IF YOU INTEND TO EXERCISE YOUR DISSENTERS' RIGHTS.


               OPERATIONS AND MANAGEMENT OF THE BANC CORPORATION

                                AFTER THE MERGER

OPERATIONS


     After consummation of the merger, CF Bancshares will become a wholly-owned subsidiary of The Banc Corporation and will be subsequently merged with and into The Banc Corporation. The surviving corporation will operate under the name "The Banc Corporation" and will continue to engage in the banking business through its banking subsidiary. The Banc Corporation will then cause Citizens Federal to merge with and into The Bank. The surviving subsidiary bank will operate under the name "The Bank." The operations of the merged companies will be integrated where appropriate with the operations of The Banc Corporation and The Bank.


MANAGEMENT


     After the consummation of the merger, The Banc Corporation will be managed by the same Board of Directors and executive officers as existed prior to the merger. In addition, The Banc Corporation expects that Mr. Johnson will be employed as President of The Bank -- Port St. Joe.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS


     We are providing the following unaudited pro forma condensed consolidated financial statements to aid you in your analysis of the financial aspects of the proposed merger. The unaudited pro forma condensed consolidated statement of financial condition gives effect to the proposed purchase transaction as if it had occurred on June 30, 2001. The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2001 and the year ended December 31, 2000 give effect to the merger of The Banc Corporation and CF Bancshares, as if the purchase transaction had occurred January 1, 2001 and 2000. The statements include pro forma adjustments as described in the notes accompanying the financial statements.



     We derived this information from the unaudited consolidated financial statements for the six months ended June 30, 2001 and the audited consolidated financial statements for the year ended December 31, 2000 of The Banc Corporation and CF Bancshares. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the unaudited and audited historical consolidated financial statements and related notes of The Banc Corporation and CF Bancshares which are included in this prospectus-proxy statement.


     The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the consolidation had been in effect on the dates indicated, nor is it indicative of the future operating results or financial position of the consolidated company. The pro forma adjustments are based on the information and assumptions available at the time of the printing of this prospectus-proxy statement.

                     THE BANC CORPORATION AND SUBSIDIARIES

 PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (UNAUDITED)

                                                               JUNE 30, 2001
                               -----------------------------------------------------------------------------
                                               HISTORICAL                        PRO FORMA
                               ------------------------------------------       ADJUSTMENTS
                                     THE              CF                     ------------------   PRO FORMA
                               BANC CORPORATION   BANCSHARES    COMBINED       DR.        CR.      COMBINED
                               ----------------   ----------   ----------    -------    -------   ----------
                                                              (IN THOUSANDS)
                                                   ASSETS
Cash and due from banks......     $   36,500       $  3,859    $   40,359(A) $16,000(A) $ 7,000   $   49,359
Interest bearing deposits in
  other banks................            593          6,024         6,617                              6,617
Federal funds sold...........         48,315             --        48,315                             48,315
Investment securities
  available for sale.........         74,329             --        74,329                             74,329
Investment securities
  held-to-maturity...........             --          2,756         2,756(B)      49                   2,805
Mortgage loans held for
  sale.......................          2,445             --         2,445                              2,445
Loans, net of unearned
  income.....................        912,114         88,153     1,000,267                          1,000,267
Less: Allowance for loan
  losses.....................         (9,509)          (342)       (9,851)                            (9,851)
                                  ----------       --------    ----------                         ----------
         Net loans...........        902,605         87,811       990,416                            990,416
                                  ----------       --------    ----------                         ----------
Premises and equipment,
  net........................         45,167          2,387        47,554(B)     505                  48,059
Accrued interest
  receivable.................          8,144            711         8,855                              8,855
Stock in FHLB and Federal
  Reserve Bank...............          8,250            813         9,063                              9,063
Other assets.................         29,026            872        29,898(C)   7,567                  37,465
                                  ----------       --------    ----------                         ----------
         Total assets........     $1,155,374       $105,233    $1,260,607                         $1,277,728
                                  ==========       ========    ==========                         ==========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing........     $  103,560       $  7,547    $  111,107                         $  111,107
  Interest-bearing...........        806,783         72,631       879,414           (B)     736      880,150
                                  ----------       --------    ----------                         ----------
         Total deposits......        910,343         80,178       990,521                            991,257
Advances from FHLB...........        136,100         16,250       152,350                            152,350
Other borrowed funds.........          2,026             --         2,026                              2,026
Note payable.................          7,000             --         7,000(A)   7,000(D)  10,850       10,850
Accrued expenses and other
  liabilities................          7,154            690         7,844                              7,844
                                  ----------       --------    ----------                         ----------
         Total liabilities...      1,062,623         97,118     1,159,741                          1,164,327
Guaranteed preferred
  beneficial interests in the
  Corporation's subordinated
  debentures.................         15,000             --        15,000           (A)  16,000       31,000
Stockholders' Equity
Common stock.................             14              2            16(F)       2                      14
Surplus......................         47,756          1,436        49,192(F)   1,436(E)   4,650       52,406
Retained Earnings............         30,613          6,677        37,290(F)   6,677                  30,613
Accumulated other
  comprehensive income.......             88             --            88                                 88
Treasury stock, at cost......           (720)            --          (720)                              (720)
                                  ----------       --------    ----------                         ----------
         Total stockholders'
           equity............         77,751          8,115        85,866                             82,401
                                  ----------       --------    ----------    -------    -------   ----------
         Total liabilities
           and stockholders'
           equity............     $1,155,374       $105,233    $1,260,607    $39,236    $39,236   $1,277,728
                                  ==========       ========    ==========    =======    =======   ==========

                     THE BANC CORPORATION AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                    FOR THE PERIOD ENDING JUNE 30, 2001
                              --------------------------------------------------------------------------------
                                             HISTORICAL
                              ----------------------------------------     PRO FORMA ADJUSTMENTS
                                    THE              CF                  -------------------------   PRO FORMA
                              BANC CORPORATION   BANCSHARES   COMBINED       DR.           CR.       COMBINED
                              ----------------   ----------   --------   -----------   -----------   ---------
                                                               (IN THOUSANDS)
Interest income:
Interest and fees on
  loans.....................      $41,210          $3,772     $44,982                                 $44,982
Interest on investment
  securities
  Taxable...................        2,824             118       2,942                                   2,942
  Exempt from Federal income
     tax....................          294              --         294                                     294
Interest on federal funds
  sold......................          903              --         903                                     903
Interest and dividends on
  other investments.........          377             107         484                                     484
                                  -------          ------     -------                                 -------
          Total interest
            income..........       45,608           3,997      49,605                                  49,605
Interest expense:
Interest on deposits........       21,748           1,903      23,651           (G)        250         23,401
Interest on other borrowed
  funds.....................        3,892             434       4,326(H)     380                        4,706
                                  -------          ------     -------                                 -------
          Total interest
            expense.........       25,640           2,337      27,977                                  28,107
                                  -------          ------     -------                                 -------
          Net interest
            income..........       19,968           1,660      21,628                                  21,498
Provision for loan losses...        1,630              96       1,726                                   1,726
                                  -------          ------     -------                                 -------
          Net interest
            income after
            provision for
            loan losses.....       18,338           1,564      19,902                                  19,772
Noninterest income..........        4,296             263       4,559                                   4,559
Gain on sale of
  securities................          157              --         157                                     157
                                  -------          ------     -------                                 -------
          Total noninterest
            income..........        4,453             263       4,716                                   4,716
Noninterest expenses:
Salaries and employee
  benefits..................        9,558             494      10,052                                  10,052
Occupancy, furniture and
  equipment expense.........        3,472             237       3,709(G)       6                        3,715
Other operating expenses....        4,832             303       5,135(I)      83                        5,218
                                  -------          ------     -------                                 -------
          Total noninterest
            expenses........       17,862           1,034      18,896                                  18,985
                                  -------          ------     -------                                 -------
Distributions on trust
  preferred securities......          795              --         795(J)     606                        1,401
          Income before
            income taxes....        4,134             793       4,927                                   4,102
Income tax expense..........        1,160             296       1,456           (K)        281          1,175
                                  -------          ------     -------                                 -------
          Net income........      $ 2,974          $  497     $ 3,471                                 $ 2,927
                                  =======          ======     =======                                 =======
Basic and diluted net income
  per share.................      $  0.21          $ 2.93                                             $  0.20
                                  =======          ======                                             =======
Average common shares
  outstanding...............       14,308             169                                              14,982
                                  =======          ======                                             =======
Average common shares
  outstanding, assuming
  dilution..................       14,311             169                                              14,985
                                  =======          ======                                             =======

                     THE BANC CORPORATION AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                  FOR THE YEAR ENDING DECEMBER 31, 2000
                                  ----------------------------------------------------------------------
                                                 HISTORICAL                      PRO FORMA
                                  ----------------------------------------      ADJUSTMENTS
                                        THE              CF                    -------------   PRO FORMA
                                  BANC CORPORATION   BANCSHARES   COMBINED      DR.      CR.   COMBINED
                                  ----------------   ----------   --------     -----     ---   ---------
                                                              (IN THOUSANDS)
Interest income:
  Interest and fees on loans....      $68,467          $6,519     $74,986                       $74,986
  Interest on investment
     securities:
     Taxable....................        4,314             203       4,517                         4,517
     Exempt from Federal income
       tax......................          737              --         737                           737
  Interest on federal funds
     sold.......................          930              --         930                           930
  Interest and dividends on
     other investments..........          587             210         797                           797
                                      -------          ------     -------                       -------
          Total interest
            income..............       75,035           6,932      81,967                        81,967
Interest expense:
  Interest on deposits..........       34,967           3,404      38,371           (G)  500     37,871
  Interest on other borrowed
     funds......................        4,954             599       5,553(H)     760              6,313
                                      -------          ------     -------                       -------
          Total interest
            expense.............       39,921           4,003      43,924                        44,184
                                      -------          ------     -------                       -------
          Net interest income...       35,114           2,929      38,043                        37,783
Provision for loan losses.......        4,961             100       5,061                         5,061
                                      -------          ------     -------                       -------
          Net interest income
            after provision for
            loan losses.........       30,153           2,829      32,982                        32,722
Noninterest income..............        7,691             504       8,195                         8,195
Gain on sale of securities......          131              --         131                           131
                                      -------          ------     -------                       -------
          Total noninterest
            income..............        7,822             504       8,326                         8,326
Noninterest expenses:
  Salaries and employee
     benefits...................       16,101           1,020      17,121                        17,121
  Occupancy, furniture and
     equipment expense..........        5,893             423       6,316(G)      13              6,329
  Other operating expenses......       10,124             608      10,732(I)     167             10,899
                                      -------          ------     -------                       -------
          Total noninterest
            expenses............       32,118           2,051      34,169                        34,349
                                      -------          ------     -------                       -------
Distributions on trust preferred
  securities....................          504              --         504(J)   1,211              1,715
          Income before income
            taxes...............        5,353           1,282       6,635                         4,984
Income tax expense..............          996             476       1,472           (K)  561        911
                                      -------          ------     -------                       -------
          Net income............      $ 4,357          $  806     $ 5,163                       $ 4,073
                                      =======          ======     =======                       =======
Basic and diluted net income per
  share.........................      $  0.30          $ 4.77                                   $  0.27
                                      =======          ======                                   =======
Average common shares
  outstanding...................       14,384             169                                    15,068
                                      =======          ======                                   =======
Average common shares
  outstanding, assuming
  dilution......................       14,387             169                                    15,061
                                      =======          ======                                   =======

                              THE BANC CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION.


     The Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition and Unaudited Pro Forma Condensed Consolidated Income Statement give effect to the merger of The Banc Corporation and CF Bancshares in a business combination accounted for as a purchase. As a result of the merger, TBC Merger Corporation will merge with CF Bancshares, and CF Bancshares will be the surviving corporation and become a wholly-owned subsidiary of The Banc Corporation. CF Bancshares will then be merged into The Banc Corporation. The merger agreement provides that each share of CF Bancshares will be converted into the right to receive either shares of The Banc Corporation common stock or cash.



     The pro forma condensed consolidated financial statements assume that 70% of the CF Bancshares stockholders will elect to receive cash consideration and that 30% will elect to receive The Banc Corporation common shares. The pro forma condensed consolidated financial statements assume an exchange ratio of 13.265 shares of The Banc Corporation common stock for one share of CF Bancshares common stock. The exchange ratio was estimated for pro forma purposes assuming total consideration of $15.5 million and a closing date trading price of $6.90.


     Described below is the pro forma estimate of the total purchase price of the transaction as well as the adjustments to allocate the purchase price based on preliminary estimates of the fair values of the assets and liabilities of CF Bancshares.


                                                              (IN THOUSANDS)
                                                              --------------
Total estimated consideration (stock and cash)..............     $15,500
Percentage of shares to be acquired by exchange of stock....          30%
                                                                 -------
Estimated fair value of shares issued to CF Bancshares
  shareholders..............................................     $ 4,650
The Banc Corporation estimated share price..................        6.90
                                                                 -------
Total number of The Banc Corporation shares to be issued to
  CF Bancshares shareholders................................         674
                                                                 =======
Equity of CF Bancshares.....................................     $ 8,115
                                                                 -------
Excess of cost over book value..............................       7,385
Adjustments to carrying values of:
  Premises and equipment....................................         505
  Investment securities held-to-maturity....................          49
  Interest bearing deposits.................................        (736)
                                                                 -------
Goodwill and other intangible assets........................     $ 7,567
                                                                 =======


NOTE 2.  ADJUSTMENTS.

     The purchase accounting and pro forma adjustments related to the unaudited pro forma condensed consolidated statements of income and statement of financial condition are described below.


          (A) On July 16, 2001, The Banc Corporation received $16.0 million in proceeds from the issuance of trust preferred securities. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Recent Developments" for further discussion. The Banc Corporation used $7.0 million of the proceeds from the trust preferred securities to pay down an existing line of credit.


          (B) Purchase adjustments will be recorded to increase the carrying value of investment securities held-to-maturity, premises and equipment, and interest-bearing deposits to the extent that the fair value of the net assets acquired exceeds the carrying value.

                              THE BANC CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          (C) To record goodwill, including the core deposit intangible, resulting from the purchase of CF Bancshares. Goodwill is calculated as the difference between the purchase price and the fair value of CF Bancshares net assets as of June 30, 2001. Included in goodwill is the core deposit intangible, which management estimates to be approximately 2% of CF Bancshares total deposits or $1.67 million.

          (D) Management estimates that $10.85 million of the cash needed for the purchase will be borrowed on an existing line of credit. The actual amount of the cash required will vary depending on the elections of CF Bancshares shareholders.


          (E) Approximately 674,000 shares, with a par value of $.001 per share, of The Banc Corporation common stock will be issued assuming a stock election of 30%, an exchange ratio of 13.265 and a measurement date value of $6.90.


          (F) Elimination of CF Bancshares historical stockholder's equity accounts.

          (G) Amortization or depreciation relating to the CF Bancshares fair value adjustments.

          (H) Increase in interest expense related to increased borrowings of $10.85 million assumed to be incurred to finance the purchase of CF Bancshares. Management assumes a rate of 7% based on the terms of the credit agreement.


          (I) Amortization of the core deposit intangible. The Banc Corporation will amortize the core deposit intangible of $1.67 million on a straight-line basis over 10 years. In accordance with the provisions of Statement of Financial Accounting Standards No. 141 and 142, the goodwill will not be amortized.


          (J) Recording the interest expense on the trust preferred securities assuming an annual interest of 7.57%, the interest rate at date of issuance.

          (K) The income tax effect of the pro forma adjustments reflected in the income statements federal statutory rate of 34%.

                SELECTED FINANCIAL DATA -- THE BANC CORPORATION

     The following table sets forth selected financial data for The Banc Corporation from its consolidated financial statements and should be read in conjunction with the related consolidated financial statements and notes thereto. See "The Banc Corporation and Subsidiaries Consolidated Financial Statements."


                                                     JUNE 30,                             DECEMBER 31,(1)
                                               ---------------------   ------------------------------------------------------
                                                  2001        2000        2000        1999       1998       1997       1996
                                               ----------   --------   ----------   --------   --------   --------   --------
                                                    (UNAUDITED)
                                                                           (DOLLARS IN THOUSANDS)
SELECTED STATEMENT OF FINANCIAL CONDITION
  DATA:
Total assets.................................  $1,155,374   $908,105   $1,029,215   $827,427   $630,089   $461,956   $359,533
Loans, net of unearned income................     912,114    713,922      808,145    632,777    431,931    282,902    213,533
Investment securities........................      74,329     79,118       95,705     70,916     98,208     98,885     93,590
Deposits.....................................     910,343    742,930      827,304    682,517    531,070    395,222    313,514
Stockholders' Equity.........................      77,751     71,037       74,875     68,848     65,967     53,716     40,873
SELECTED STATEMENT OF INCOME DATA:
Interest income..............................      45,608     34,566       75,035     55,557     42,472     33,705     25,207
Interest expense.............................      25,640     17,504       39,921     26,749     20,206     15,793     11,486
                                               ----------   --------   ----------   --------   --------   --------   --------
    Net interest income......................      19,968     17,062       35,114     28,808     22,266     17,912     13,721
Provision for loan losses....................       1,630      1,597        4,961      2,850      4,657      2,685      1,236
Noninterest income...........................       4,453      3,524        7,822      6,164      4,081      3,019      2,646
Merger related costs.........................          --         --           --        744      1,466         --         --
Other noninterest expense....................      17,862     16,126       32,118     27,938     20,663     14,776     12,031
Distributions on trust preferred
  securities.................................         795         --          504         --         --         --         --
                                               ----------   --------   ----------   --------   --------   --------   --------
  Income (loss) before income taxes..........       4,134      2,863        5,353      3,440       (439)     3,470      3,100
Income tax expense (benefit).................       1,160        767          996        520       (724)     1,074        917
                                               ----------   --------   ----------   --------   --------   --------   --------
  Net income.................................  $    2,974   $  2,096   $    4,357   $  2,920   $    285   $  2,396   $  2,183
                                               ==========   ========   ==========   ========   ========   ========   ========
PER SHARE DATA:
Net income -- basic..........................  $     0.21   $   0.14   $     0.30   $   0.20   $   0.02   $   0.23   $   0.23
           -- diluted........................        0.21       0.14         0.30       0.20       0.02       0.22       0.23
PERFORMANCE RATIOS:
Return on average assets(2)..................        0.54%      0.49%        0.48%      0.41%      0.05%      0.58%      0.71%
Return on average equity(2)..................        7.87       6.12         6.03       4.33       0.51       5.57       6.12
ASSETS QUALITY RATIOS:
Allowance for loan losses to nonperforming
  loans......................................      130.98%    129.85%       90.85%    216.22%    172.93%    146.42%    111.49%
Allowance for loan losses to loans, net of
  unearned income............................        1.04       1.25         1.11       1.27       1.50       1.32       1.18
Nonperforming loans to loans, net of unearned
  income.....................................        0.80       0.96         1.22       0.59       0.58       0.90       1.06
Net loan charge-offs to average loans(2).....        0.25       0.22         0.57       0.90       0.67       0.58       0.45


---------------

(1) The selected financial data includes the financial data for Emerald Coast Bancshares, Inc. since the date of its inception, August 30, 1996.
(2) Interim period ratios are annualized.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

     FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- THE BANC CORPORATION


BASIS OF PRESENTATION


     The following is a narrative discussion and analysis of significant changes in The Banc Corporation's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and selected financial data included elsewhere in this prospectus-proxy statement.



     The principal subsidiary of The Banc Corporation is The Bank, a bank organized and existing under the laws of Alabama and headquartered in Birmingham, Alabama which operates 31 banking offices throughout Alabama and the panhandle of Florida. Other subsidiaries of The Banc Corporation include TBC Capital Statutory Trust II ("TBC Capital II"), a Connecticut statutory trust, TBC Capital Statutory Trust III, a Delaware business trust, ("TBC Capital III") and Morris Avenue Management Group, Inc. ("MAMG"), an Alabama corporation, all of which are wholly owned. TBC Capital II and TBC Capital III are special purpose entities formed solely to issue cumulative trust preferred securities. MAMG is a real estate management company formed to manage all The Banc Corporation's real properties.



     Acquisitions. The acquisition of other banking organizations during 1998 and 1999 contributed significantly to The Banc Corporation's early-stage development. During the fourth quarter of 1998, Commerce Bank of Alabama and the banking subsidiaries of Commercial Bancshares of Roanoke, Inc., City National Corporation and First Citizens Bancshares, Inc. were merged with the into The Bank. Emerald Coast Bank became a subsidiary of The Banc Corporation on February 12, 1999, as a result of the merger of Emerald Coast Bancshares, Inc. with The Banc Corporation. C&L Bank became a subsidiary of The Banc Corporation as a result of The Banc Corporation's acquisitions of C&L Bank of Blountstown and C&L Banking Corporation and its bank subsidiary, C&L Bank of Bristol on June 30, 1999. The banking subsidiary of Bankers Trust of Alabama, Inc. was merged into The Bank on July 13, 1999. On June 16, 2000, Emerald Coast Bank and C&L Bank merged into The Bank. The Bank also acquired three new branches in Southeast Alabama in 1999.


RECENT DEVELOPMENTS


     On July 16, 2001, TBC Capital III received approximately $16 million in a pooled trust preferred offering. TBC Capital III used these proceeds to purchase a like amount of junior deferrable debentures issued by The Banc Corporation. As of date of issuance the interest rate on the securities was 7.57% per annum. The stated interest rate is the six month LIBOR plus 375 basis points. The interest rate on the securities is re-priced every six months and has a 12% per annum ceiling. The Banc Corporation used a portion of the proceeds to pay off its outstanding line of credit and invest additional capital into its subsidiary, The Bank. The Banc Corporation plans to use the remaining proceeds for general corporate purposes.


FORWARD LOOKING STATEMENTS


     This discussion contains information and forward-looking statements that are based on The Banc Corporation's belief as well as certain assumptions made by, and information currently available to, The Banc Corporation with respect to its ability to achieve the operating results it expects relating to the recently-completed acquisitions; the ability of The Banc Corporation to achieve anticipated cost savings and revenue enhancements with respect to the acquired operations; the assimilation of the acquired operations by The Banc Corporation, including installing The Banc Corporation's centralized policy oversight, credit review and management systems at the acquired institutions; the absence of material contingencies related to the acquired operations; the ability to maintain strong asset quality through proper underwriting; the adequacy of the allowance for loan losses; the ability of The Banc Corporation to resolve any pending litigation on acceptable terms; the effect of legal proceedings on The Banc Corporation's financial condition, results of operations and liquidity and market risk disclosures, as well as other information. The risks and uncertainties that may affect operations, performance, growth projections and the results of The Banc Corporation's business include, but are not limited to, fluctuations in the economy, the relative strength and weakness in the commercial and consumer sector and in the real estate market, the actions taken by the Federal Reserve Board for the purpose of managing the economy, interest rate movements, the impact of competitive products, services and pricing, timely development by The Banc Corporation of technology enhancements for its products and operating systems, legislation and similar matters. Although management of The Banc Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results may vary materially from those anticipated, estimated, projected or expected.


FINANCIAL OVERVIEW


     Total assets of The Banc Corporation were $1.16 billion at June 30, 2001, an increase of $126.2 million, or 12.2% from $1.03 billion as of December 31, 2000. Total deposits were $910.3 million at June 30, 2001, an increase of $83.0 million, or 10.0% from $827.3 million as of December 31, 2000. Total stockholders' equity was $77.8 million at June 30, 2001, an increase of $2.9 million, or 3.8% from $74.9 million as of December 31, 2000.


     Net income for the six-month period ended June 30, 2001 (first six months of 2001) was $3.0 million compared to $2.1 million for the six-month period ended June 30, 2000 (first six months of 2000), an increase of $878,000 or 41.9%. Basic and diluted net income per share was $.21 and $.14 for the first six months of 2001 and 2000, respectively. Return on average assets, on an annualized basis, was .54% for the first six months of 2001 compared to .49% for the first six months of 2000. Return on average stockholders' equity, on an annualized basis, was 7.87% for the first six months of 2001 compared to 6.12% for first six months of 2000. Book value per share at June 30, 2001 was $5.46 compared to $5.22 as of December 31, 2000.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2001, COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000.

     The growth in net income during the first six months of 2001 compared to the first six months of 2000 is primarily the result of an increase in net interest income. Net interest income is the difference between the income earned on interest earning assets and interest paid on interest bearing liabilities used to support such assets. Net interest income increased $2.9 million, or 17.0% to $20.0 million for the first six months of 2001 from $17.1 million for the first six months of 2000. The increase in net interest income was offset by an increase in noninterest expense. During the first six months of 2001, noninterest expenses increased $1.7 million, or 10.8% to $17.8 million compared to $16.1 million for the first six months of 2000.


     Average interest-earning assets for the first six months of 2001 increased $245.0 million, or 32.0% to $1.01 billion from $765.0 million in the first six months of 2000. This growth in average interest-earning assets during the first six months of 2001 was funded by a $220.7 million increase in average interest-bearing liabilities to $907.9 million from $687.2 million during the first six months of 2000. Average interest bearing assets produced a tax equivalent yield of 9.14% for the first six months of 2001 and 2000. The average rate paid on interest bearing liabilities was 5.69% for the first six months of 2001 compared to 5.12% for the first six months of 2000. The Banc Corporation's net interest spread and net interest margin were 3.45% and 4.02%, respectively, for the first six months of 2001, compared to 4.02% and 4.54% for the first six months of 2000.


     The decline in net interest spread and margin is primarily the result of a rise in the volume of higher cost sources of funds such as certificates of deposit, brokered deposits and Federal Home Loan Bank borrowings. These funds were needed to meet strong loan demand, which accounted for the increase in the average interest earning assets during the first six months of 2001.

     The provision for loan losses was $1.6 million for the first six months of 2001 and 2000. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. The allowance for loan losses at June 30, 2001, totaled $9.5 million, or 1.04% of total loans, compared to $9.0 million, or 1.11% of total loans at December 31, 2000. The Banc Corporation prepares an analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, The Banc Corporation estimates the allowance using factors such as historical loss experience based on volume and types of loans, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information.


     Noninterest income increased $929,000, or 26.4% to $4.5 million for the first six months of 2001 from $3.5 million for the first six months of 2000. This increase is primarily attributable to growth in service charge income related to the increase in the volume of deposits, gains from the sale of real estate and the sale of investment securities. Gains from the sale of real estate totaled $388,000 and gains from the sale of investment securities totaled $157,000 during the first six-months of 2001.

     Noninterest expense increased $1.7 million, or 10.8% to $17.8 million for the first six months of 2001 from $16.1 million for the first six months of 2000. Salaries and benefits, the largest component of noninterest expenses, increased $1.7 million, or 22.1% to $9.6 million for the first six months of 2001 from $7.8 million for the first six months of 2000. The increase in salaries and benefits primarily resulted from the addition of personnel in the lending, administrative and operations areas. All other noninterest expenses remained level at $8.3 million for the first six months of 2001 and 2000.


     During the first six months of 2001, The Banc Corporation recognized $795,000 of accrued distributions on the $15.0 million principal amount of 10.6% cumulative preferred trust securities issued September 7, 2000, through its wholly-owned trust subsidiary, TBC Capital II.



     Income tax expense was $1.2 million for the first six months of 2001, compared to $767,000 for the first six months of 2000. The primary difference in the effective tax rate and the federal statutory rate (34%) is due to the recognition of a rehabilitation tax credit generated from the restoration of The Banc Corporation's headquarters, the John A. Hand Building.


YEAR ENDED DECEMBER 31, 2000, COMPARED WITH YEAR ENDED DECEMBER 31, 1999


     The Banc Corporation's net income increased $1.5 million, or 51.8% to $4.4 million in the year ended December 31, 2000, from $2.9 million in the year ended December 31, 1999. This increase is due primarily to increases in The Banc Corporation's net interest income and noninterest income, offset by increases in the provision for loan losses and noninterest expenses. The Banc Corporation's return on average assets in 2000 was .48%, compared to .41% in 1999. Return on average equity was 6.03% in 2000 compared to 4.33% in 1999. Average equity to average assets was 7.92% in 2000 compared to 9.36% in 1999.


     Net interest income increased $6.3 million, or 21.9% to $35.1 million for the year ended December 31, 2000, from $28.8 million for the year ended December 31, 1999 as interest income increased $19.5 million, or 35.1%, and interest expense increased $13.2 million, or 49.2%. The increase in net interest income is primarily attributable to a $174.7 million, or 32.6% increase in average loans to $710.4 million during 2000, from $535.8 million during 1999. This increase was offset by a $171.6 million, or 30.3% increase in average interest-bearing liabilities to $737.2 million during 2000, from $565.6 million during 1999.


     The Banc Corporation's net interest spread and net interest margin were 3.83% and 4.36%, respectively, in 2000, compared to 3.98% and 4.55% in 1999. The 15 basis point decline in net interest spread is primarily the result of an increase in volume and rates of interest bearing liabilities during 2000, offset in part by increased volume and yields in the loan portfolio. The rise in volume and rates of interest bearing liabilities is primarily the result of an increase in time deposits, which constituted a significant source of funding for the increase in loan volume. A portion of these deposits was raised through brokers, with the remaining funds generated through branch offices. Time deposits typically carry higher interest rates than other sources of deposit funding; however, these funds were necessary to meet the loan demands of new market areas and larger metropolitan market areas.


     The provision for loan losses was $5.0 million for the year ended December 31, 2000 compared to $2.9 million in 1999. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. The

Banc Corporation had net charge-offs of $4.1 million in 2000, resulting in a ratio of net charge-offs to average loans of .57%, compared to $4.8 million or
 .90% in 1999. Net charge-offs, as a percentage of the provision for loan losses, were 81.98% in 2000, compared to 169.89% in 1999. Net charge-offs during 2000 are more reflective of historical averages because net charge-offs during 1999 included the charge-off of loans acquired in a business combination and a significant loss from a single commercial loan customer. The Banc Corporation believes that in future periods loan losses should reflect amounts, exclusive of 1999, that are similar to its historical averages.


     Noninterest income increased $1.7 million, or 26.9% to $7.8 million in 2000, from $6.1 million in 1999, primarily as the result of increased income from mortgage banking operations, additional customer service charges and other income. Income from mortgage banking operations was $1.7 million, or 21.1% of total noninterest income, an increase of $245,000 from $1.4 million in 1999. Income from customer service charges and fees was $4.0 million, or 50.6% of total noninterest income, an increase of $636,000, or 20.0% from $3.4 million in 1999, primarily due to the increase in the volume of customer deposits. Other noninterest income was $2.1 million, or 26.2% of total noninterest income, an increase of $729,000, or 55.1% from $1.3 million in 1999. This increase in other noninterest income is primarily due to an increase in the cash surrender value of single premium life insurance and miscellaneous fees and commissions.


     Noninterest expense increased $3.4 million, or 12.0% to $32.1 million in 2000 from $28.7 million in 1999. Salaries and employee benefits increased $2.7 million, or 20.0% to $16.1 million in 2000 compared to $13.4 million in 1999. The increase in salaries and benefits primarily resulted from the acquisition of new banks and branches and the addition of personnel in the administration and operation areas. As of December 31, 2000, The Banc Corporation had 394 employees compared to 364 as of December 31, 1999. The 1999 acquisition of new banks and branches will affect the comparison of all categories of noninterest expenses since the 1999 amounts only reflect the noninterest expenses related to these acquisitions since the purchase date. All other noninterest expenses increased $756,000, or 5.0% to $16.0 million, compared to $15.3 million in 1999. This increase in other expenses included a $651,000 increase in occupancy expenses, a $170,000 increase in professional fees and a $338,000 increase in goodwill amortization. Occupancy expenses increased during 2000 as a result of increased depreciation and maintenance related to The Banc Corporation's headquarters and The Bank's operations center. The increase in goodwill amortization relates to purchase acquisitions closed in the third and fourth quarters of 1999. Professional fees increased primarily due to increased auditing, consulting and legal services necessary for a growing financial institution.


     Income before provision for income taxes increased $2.0 million, or 55.6% to $5.4 million in 2000, from $3.4 million in 1999.


     During the year ended December 31, 2000, The Banc Corporation recognized $504,000 of accrued distributions on the $15.0 million principal amount of 10.6% cumulative trust preferred securities issued September 7, 2000 through its wholly-owned trust subsidiary, TBC Trust II.



     The Banc Corporation's income tax expense was $996,000 and $520,000 in 2000 and 1999, respectively. The primary difference in the effective tax rate and the federal statutory rate (34%) for 2000 and 1999 arose from the recognition of a rehabilitation tax credit of $1.3 million and $731,000, respectively, generated from the restoration of The Banc Corporation's headquarters, the John A. Hand building.



     The Banc Corporation's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by its subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax assets. The Banc Corporation believes that its subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. In addition, a portion of the amount of the deferred tax asset that can be realized in any year is subject to certain statutory federal income tax limitations. The Banc Corporation periodically evaluates the realizability of the deferred tax assets and, if necessary, adjusts any valuation allowance accordingly.

YEAR ENDED DECEMBER 31, 1999, COMPARED WITH YEAR ENDED DECEMBER 31, 1998


     The Banc Corporation's net income increased $2.6 million to $2.9 million in the year ended December 31, 1999, from $285,000 in the year ended December 31, 1998. This increase is due primarily to increases in The Banc Corporation's net interest income and noninterest income, partially offset by an increase in noninterest expenses. The Banc Corporation's return on average assets in 1999 was .41%, compared to .05% in 1998. Return on average equity was 4.33% in 1999 compared to .51% in 1998. Average equity to average assets was 9.36% in 1999 compared to 10.46% in 1998.



     The Banc Corporation incurred nonrecurring merger related costs of $744,000 and $1.5 million during 1999 and 1998, respectively. Without these nonrecurring expenses, operating earnings for the year ended December 31, 1999 would have been $3.6 million, an increase of $1.8 million from 1998 operating earnings of $1.8 million. These nonrecurring expenses consisted primarily of professional fees for legal and accounting services.


     Net interest income increased $6.5 million, or 29.4% to $28.8 million for the year ended December 31, 1999, from $22.3 million for the year ended December 31, 1998 as interest income increased $13.1 million, or 30.8%, and interest expense increased $6.5 million, or 32.4%. The increase in net interest income is primarily attributable to a $195.0 million, or 57.2% increase in average loans to $535.8 million during 1999, from $340.8 million during 1998. This increase was partially offset by a $159.9 million, or 39.4% increase in average interest-bearing liabilities to $565.6 million during 1999, from $405.7 million during 1998.


     The Banc Corporation's net interest spread and net interest margin were 3.98% and 4.55%, respectively, in 1999, compared to 3.96% and 4.73% in 1998. The 18 basis point decline in net interest margin is primarily the result of lower yields in the loan portfolio during 1999 offset in part by a lower average rate on interest bearing liabilities. The lower yields in the loan portfolio are primarily the result of an increase in volume in the Birmingham market where competition produces lower yielding loans than in smaller markets. However, the lower yields are offset by an increase in the volume of loans produced in the larger market.



     The provision for loan losses was $2.9 million for the year ended December 31, 1999, compared to $4.7 million in 1998. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. The Banc Corporation had net charge-offs of $4.8 million in 1999, resulting in a ratio of net charge-offs to average loans of .90%. This compares to $2.3 million, or .67% in 1998. Net charge-off loans as a percentage of the provision for loan losses was 169.89% in 1999, compared to 49.39% in 1998. The increase in net charge-off loans resulted primarily from the charge-off of loans acquired in a business combination and charge-offs related to a single commercial loan customer.


     Noninterest income increased $2.1 million, or 51.0% to $6.2 million in 1999, from $4.1 million in 1998, primarily as the result of increased income from mortgage banking operations and additional customer service charges and fees. Income from mortgage banking operations was $1.4 million, or 22.9% of total noninterest income, an increase of $1.2 million from $232,000 in 1998, primarily due to the mortgage banking department of the bank operating for the full year. Income from customer service charges and fees was $3.3 million, or 54.3% of total noninterest income, an increase of $343,000, or 11.4% from $3.0 million in 1998, primarily due to the increase in the volume of customer deposits. Also included in other noninterest income for 1999 is $383,000 attributable to the increase in the cash surrender value of single premium life insurance policies purchased during 1999 and $342,000 gain from the sale of real estate.


     Noninterest expense increased $6.6 million, or 29.6% to $28.7 million in 1999 from $22.1 million in 1998. Salaries and employee benefits increased $2.8 million, or 26.3% to $13.4 million in 1999 compared to $10.6 million in 1998. The increase in salaries and benefits primarily resulted from the acquisition of new banks and branches and the addition of personnel in the administration and operation areas. All other noninterest expenses increased $3.8 million, or 32.7% to $15.3 million, compared to $11.5 million in 1998. This increase in other expenses included a $1.8 million increase in occupancy expenses, a $1.0 million increase in professional fees and $907,000 in foreclosure losses. Occupancy expenses increased during 1999 as a result of The Banc Corporation incurring a full year of depreciation, rental expense and maintenance on buildings and equipment either acquired or leased since the acquisitions. Professional fees increased primarily due to increased auditing, consulting and legal services necessary for a growing financial institution. The majority of the foreclosure losses represent payments made by The Banc Corporation to secure certain rights in properties acquired in foreclosure from a single commercial account.


     Income before provision for income taxes increased $3.9 million to $3.4 million in 1999, from a $439,000 pre-tax loss in 1998.


     The Banc Corporation's income tax expense (benefit) was $520,000 and ($724,000) in 1999 and 1998, respectively. The primary difference in the effective tax rate and the federal statutory rate (34%) for 1999 and 1998 arose from the recognition of a rehabilitation tax credit of $730,000 and $1.7 million, respectively, generated from the restoration of The Banc Corporation's headquarters, the John A. Hand building.


NET INTEREST INCOME


     The largest component of The Banc Corporation's net income is its net interest income, which is the difference between the income earned on interest earning assets and interest paid on deposits and borrowings used in support of such assets. Net interest income is determined by the rates earned on The Banc Corporation's interest earning assets, rates paid on its interest-bearing liabilities, the relative amounts of interest earning assets and interest-bearing liabilities, the degree of mismatch, and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents The Banc Corporation's net interest margin.



     Average Balances, Income, Expenses and Rates. The following tables depict, on a tax-equivalent basis for the periods indicated, certain information related to The Banc Corporation's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

     CONSOLIDATED AVERAGE BALANCES, INTEREST/INCOME/EXPENSE AND YIELD/RATES
                            TAXABLE EQUIVALENT BASIS

                                                                          YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------------------
                                                     2000                          1999                          1998
                                          ---------------------------   ---------------------------   ---------------------------
                                          AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                          BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                          --------   -------   ------   --------   -------   ------   --------   -------   ------
                                                                          (DOLLARS IN THOUSANDS)
                                                             ASSETS
Earning assets:
  Loans, net of unearned income(1)......  $710,414   $68,467    9.64%   $535,754   $49,244    9.19%   $340,813   $34,310   10.07%
  Investment securities
    Taxable.............................    66,028     4,314    6.53      68,240     4,141    6.07      90,727     5,493    6.05
    Tax-exempt..........................    14,930     1,117    7.48      18,373     1,400    7.62      18,391     1,402    7.62
                                          --------   -------            --------   -------            --------   -------
        Total investment securities.....    80,958     5,431    6.71      86,613     5,541    6.40     109,118     6,895    6.32
    Federal funds sold..................    14,618       930    6.36      15,136       763    5.04      27,189     1,492    5.49
    Other investments...................     8,886       587    6.61       5,701       485    8.51       3,475       252    7.25
                                          --------   -------            --------   -------            --------   -------
        Total interest-earning assets...   814,876    75,415    9.25     643,204    56,033    8.71     480,595    42,949    8.94
Non interest-earning assets:
  Cash and due from banks...............    28,836                        32,771                        22,019
  Premises and equipment................    41,598                        28,738                        23,465
  Accrued interest and other assets.....    34,718                        21,583                        10,313
  Allowance for loan losses.............    (8,524)                       (6,361)                       (5,653)
                                          --------                      --------                      --------
        Total assets....................  $911,504                      $719,935                      $530,739
                                          ========                      ========                      ========

                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities
  Demand deposits.......................  $172,579     6,541    3.79%   $149,755   $ 5,129    3.42%   $106,691   $ 3,529    3.31%
  Savings deposits......................    35,141     1,052    2.99      32,248       938    2.91      30,155       889    2.95
  Time deposits.........................   443,686    27,374    6.17     333,720    18,034    5.40     257,360    15,198    5.91
  Other borrowings......................    85,783     4,954    5.78      49,850     2,648    5.31      11,543       590    5.11
                                          --------   -------            --------   -------            --------   -------
        Total interest-bearing
          liabilities...................   737,189    39,921    5.42     565,573    26,749    4.73     405,749    20,206    4.98%
Non interest-bearing liabilities:
  Demand deposits.......................    91,420                        81,500                        61,624
  Accrued interest and other
    liabilities.........................     5,696                         5,454                         7,831
  Guaranteed preferred beneficial
    interest in debentures..............     5,000                            --                            --
  Stockholders' equity..................    72,199                        67,408                        55,535
                                          --------                      --------                      --------
        Total liabilities and
          stockholders' equity..........  $911,504                      $719,935                      $530,739
                                          ========                      ========                      ========
Net interest income/net interest
  spread................................              35,494    3.83%               29,284    3.98%               22,743    3.96%
                                                                ====                          ====                         =====
Net yield on earning assets.............                        4.36%                         4.55%                         4.73%
                                                                ====                          ====                         =====
Taxable equivalent adjustment:
  Investment securities(2)..............                 380                           476                           477
                                                     -------                       -------                       -------
        Net interest income.............             $35,114                       $28,808                       $22,266
                                                     =======                       =======                       =======

---------------

(1) Nonaccrual loans are included in loans net of unearned income. No adjustment has been made for these loans in the calculation of yields.
(2) Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 34 percent.

     Analysis of Changes in Net Interest Income. The following table sets forth, on a taxable equivalent basis, the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the years ended December 31, 2000 and 1999.

                                                           YEAR ENDED DECEMBER 31,(1)
                                         --------------------------------------------------------------
                                                 2000 VS 1999                     1999 VS 1998
                                         -----------------------------   ------------------------------
                                                       CHANGES DUE TO                  CHANGES DUE TO
                                          INCREASE    ----------------    INCREASE    -----------------
                                         (DECREASE)    RATE    VOLUME    (DECREASE)    RATE     VOLUME
                                         ----------   ------   -------   ----------   -------   -------
                                                             (DOLLARS IN THOUSANDS)
Increase (decrease) in:
  Income from earning assets:
     Interest and fees on loans........   $19,223     $2,510   $16,713    $14,934     $(3,224)  $18,158
     Interest on securities:
          Taxable......................       173        309      (136)    (1,352)         18    (1,370)
          Tax-exempt...................      (283)       (25)     (258)        (2)         --        (2)
     Interest on federal funds.........       167        194       (27)      (729)       (114)     (615)
     Interest on other investments.....       102       (126)      228        233          50       183
                                          -------     ------   -------    -------     -------   -------
          Total interest income........    19,382      2,862    16,520     13,084      (3,270)   16,354
                                          -------     ------   -------    -------     -------   -------
Expense from interest-bearing
  liabilities:
  Interest on demand deposits..........     1,412        586       826      1,600         122     1,478
  Interest on savings deposits.........       114         27        87         49         (12)       61
  Interest on time deposits............     9,340      2,821     6,519      2,836      (1,395)    4,231
  Interest on other borrowings.........     2,306        252     2,054      2,058          24     2,034
                                          -------     ------   -------    -------     -------   -------
          Total interest expense.......    13,172      3,686     9,486      6,543      (1,261)    7,804
                                          -------     ------   -------    -------     -------   -------
          Net interest income..........   $ 6,210     $ (824)  $ 7,034    $ 6,541     $(2,009)  $ 8,550
                                          =======     ======   =======    =======     =======   =======

---------------

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

MARKET RISK -- INTEREST RATE SENSITIVITY


     Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. The Banc Corporation's primary market risk is interest rate risk.


     The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of interest rate sensitive earning assets and interest rate sensitive liabilities. The relationship of rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time period.


     During the next twelve months, approximately $127.0 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates. As a result, the one-year cumulative gap (the ratio of rate sensitive assets to rate sensitive liabilities) at December 31, 2000 was
 .80, indicating a liability sensitive position. The Banc Corporation's gap position is closely matched during the first ninety days of 2001 with a gap ratio of .96. For the period ending December 31, 2001, The Banc Corporation's interest rate risk model, which relies on management's growth assumptions, indicates that projected net interest income will increase on an annual basis by 8.9%, or approximately $3.8 million, assuming an instantaneous increase in interest rates of 200 basis points. Assuming an instantaneous decrease of 200 basis points, projected net interest income is expected to decrease on an annual basis by 11.3%, or approximately $4.9 million. The effect on net interest income produced by these scenarios is within The Banc Corporation's policy.

     The Banc Corporation attempts to manage the one-year gap position as close to even as possible. This ensures The Banc Corporation of avoiding wide variances in case of a rapid change in its interest rate environment. Also, certain products that are classified as being rate sensitive do not reprice on a contractual basis. These products include regular savings, interest-bearing transaction accounts, money market and now accounts. The rates paid on these accounts are typically not related directly to market interest rates and management exercises some discretion in adjusting these rates as market rates change. In the event of a rapid shift in interest rates, management would attempt to take certain actions to mitigate the negative impact to net interest income. These actions include but are not limited to, restructuring of interest-earning assets, seeking alternative funding sources and entering into interest rate swap agreements.



     The Banc Corporation evaluates interest rate sensitivity risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing and off-balance sheet commitments in order to decrease interest rate sensitivity risk. The Banc Corporation uses computer simulations to measure the net interest income effect of various interest rate scenarios. The modeling reflects interest rate changes and the related impact on net interest income over specified periods of time.


LIQUIDITY

     The goal of liquidity management is to provide adequate funds to meet changes in loan demand or any potential unexpected deposit withdrawals. Additionally, management strives to maximize its earnings by investing its excess funds in securities and other securitized loan assets with maturities matching its offsetting liabilities. See the "Selected Loan Maturity and Interest Rate Sensitivity" and the "Maturity Distribution of Investment Securities" tables.


     Historically, The Banc Corporation has maintained a high loan-to-deposit ratio. To meet it's short-term liquidity needs, The Banc Corporation maintains core deposits and has borrowing capacity through the Federal Home Loan Bank ("FHLB"), federal funds lines and a line of credit with a regional bank. Long-term liquidity needs are met primarily through these sources, the repayment of loans, and the maturity or sale of investment securities, including short-term investments.


FINANCIAL CONDITION


     Total assets of The Banc Corporation were $1.16 billion at June 30, 2001, an increase of $126.2 million, or 12.2% from $1.03 billion as of December 31, 2000. The increase in total assets was funded by an increase in deposits and borrowings from the Federal Home Loan Bank ("FHLB"). The Banc Corporation believes that FHLB borrowings are a reliable and relatively inexpensive source of funding when compared to market deposit rates in the Birmingham, Alabama market and other markets in which The Banc Corporation conducts its business.


     Loans. Loans are the largest category of earning assets and typically provide higher yields than other types of earning assets. Loans involve inherent credit and liquidity risks which management attempts to control and counterbalance. At December 31, 2000, total loans net of unearned income were $808.2 million, an increase of $175.4 million from $632.8 million at December 31, 1999. This compares to increases of $200.9 million during 1999 from $431.9 million at December 31, 1998 and $149.0 million during 1998 from $282.9 million at December 31, 1997. For the three-year period ended December 31, 2000, these increases represent an annual compound growth rate of 41.9% with loans averaging $710.4 million during 2000 compared to $535.8 million during 1999 and $340.8 million during 1998. The average yield of the loan portfolio was 9.64%, 9.19% and 10.07% for the periods ending December 31, 2000, 1999 and 1998, respectively. Loan growth during the three-year period ended December 31, 2000 was generated primarily through internal growth in the Birmingham, Alabama and Florida markets. During this period approximately $42 million in loan growth was attributable to cash purchases of existing banks and branches.

     Loans, net of unearned income, totaled $912.1 million at June 30, 2001, an increase of 12.9%, or $103.9 million from $808.2 million at December 31, 2000, with average loans totaling $859.0 million for the first six months of 2001 compared to $670.0 million for the first six months of 2000. Of the $103.9 million increase in loans, 56.0%, or $57.8 million were produced by branches in the Alabama region, the other 44.0%, or $46.1 million were produced by branches in the Florida region. Loans, net of unearned income, comprised 87.2% of interest-earning assets at June 30, 2001, compared to 87.8% at December 31, 2000. The loan portfolio produced an average yield of 9.7% and 9.5% for the first six months of 2001 and 2000, respectively.

                       DISTRIBUTION OF LOANS BY CATEGORY

                                                                    DECEMBER 31,
                                     JUNE 30,   ----------------------------------------------------
                                       2001       2000       1999       1998       1997       1996
                                     --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
Commercial, industrial and
  agricultural.....................  $267,856   $245,154   $207,620   $158,855   $ 96,783   $ 74,083
Real estate -- construction........   164,358    100,448     59,496     36,121     17,730      5,604
Real estate -- mortgage............   387,613    373,509    282,717    152,732    115,790     87,474
Consumer...........................    88,478     84,129     74,769     75,796     51,471     45,701
Other..............................     4,574      5,725      8,802      9,671      2,995      2,861
                                     --------   --------   --------   --------   --------   --------
          Total loans..............   912,879    808,965    633,404    433,175    284,769    215,723
Unearned income....................      (765)      (820)      (627)    (1,244)    (1,867)    (2,190)
Allowance for loan losses..........    (9,509)    (8,959)    (8,065)    (6,466)    (3,741)    (2,522)
                                     --------   --------   --------   --------   --------   --------
          Net loans................  $902,605   $799,186   $624,712   $425,465   $279,161   $211,011
                                     ========   ========   ========   ========   ========   ========


     The repayment of loans as they mature is a source of liquidity for The Banc Corporation. The following table sets forth The Banc Corporation's loans in selected categories maturing within specified intervals at December 31, 2000.


              SELECTED LOAN MATURITY AND INTEREST RATE SENSITIVITY

                                                                                    RATE STRUCTURE FOR LOANS
                                                                                            MATURING
                                                    MATURITY                              OVER ONE YEAR
                                ------------------------------------------------   ---------------------------
                                           OVER ONE YEAR                                           FLOATING OR
                                ONE YEAR   THROUGH FIVE       OVER                 PREDETERMINED   ADJUSTABLE
                                OR LESS        YEARS       FIVE YEARS    TOTAL     INTEREST RATE      RATE
                                --------   -------------   ----------   --------   -------------   -----------
                                                            (DOLLARS IN THOUSANDS)
Commercial, industrial and
  agricultural................  $121,491     $114,549       $ 9,114     $245,154     $101,069        $22,594
Real estate -- construction...    69,834       25,753         4,861      100,448       22,771          7,843
                                --------     --------       -------     --------     --------        -------
                                $191,325     $140,302       $13,975     $345,602     $123,840        $30,437
                                ========     ========       =======     ========     ========        =======

     The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio.


     Allowance for Loan Losses. The Banc Corporation maintains an allowance for loan losses at a level that it believes is adequate to absorb estimated losses inherent in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. The Banc Corporation prepares an analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, The Banc Corporation estimates the allowance using factors such as historical loss experience based on volume and types of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information.



     The Banc Corporation manages and controls risk in the loan portfolio through adherence to credit standards approved by the Board of Directors and established and implemented by senior management. These standards are set forth in a formal loan policy, which establishes loan underwriting/approval procedure, sets limits on credit concentration and enforces regulatory requirements.

     Loan portfolio concentration risk is reduced through concentration limits for borrowers and collateral types and through geographical diversification. Concentration risk is measured and reported to senior management and the Board of Directors on a regular basis.

     A risk rating system is employed whereby each loan is assigned a rating which corresponds to the perceived credit risk. Risk ratings are subject to independent review by a Loan Review Department, which also performs ongoing, independent review of the risk management process that includes underwriting, documentation and collateral control. Regular reports are made to senior management and the Board of Directors regarding credit quality as measured by assigned risk ratings and other measures, including, but not limited to, the level of past due percentages and nonperforming assets.


     The loan review function is centralized and independent of the lending function. Review results are reported to the Audit Committee of the Board of Directors as well as to The Banc Corporation's independent auditors.



     The Banc Corporation historically has allocated its allowance for loan losses to specific loan categories. Although the allowance is allocated, it is available to absorb losses in the entire loan portfolio.


                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                       DECEMBER 31,
                           ----------------------------------------------------------------------------------------------------
                                 2000                1999                1998                1997                  1996
                           -----------------   -----------------   -----------------   -----------------   --------------------
                                    PERCENT             PERCENT             PERCENT             PERCENT               PERCENT
                                    OF LOANS            OF LOANS            OF LOANS            OF LOANS             OF LOANS
                                    IN EACH             IN EACH             IN EACH             IN EACH               IN EACH
                                    CATEGORY            CATEGORY            CATEGORY            CATEGORY             CATEGORY
                                    TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL             TO TOTAL
                           AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT      LOANS
                           ------   --------   ------   --------   ------   --------   ------   --------   ------   -----------
                                                                  (DOLLARS IN THOUSANDS)
Domestic
  Commercial, industrial
    and agricultural.....  $5,689     30.3%    $4,460     32.8%    $3,119     36.7%    $1,583     34.0%    $ 983        34.3%
  Real estate --
    Construction.........    392      12.4       223       9.4       181       8.3       151       6.2        70         2.6
  Real estate --
    mortgage.............    916      46.2       871      44.6       826      35.3     1,296      40.7       919        40.6
  Consumer...............  1,822      10.4     2,452      11.8     2,295      17.5       686      18.1       532        21.2
  Other..................     50        .7        --       1.4        --       2.2        --       1.0        --         1.3
  Unallocated............     90        --        59        --        45        --        25        --        18          --
                           ------    -----     ------    -----     ------    -----     ------    -----     ------      -----
                           $8,959    100.0%    $8,065    100.0%    $6,466    100.0%    $3,741    100.0%    $2,522      100.0%
                           ======    =====     ======    =====     ======    =====     ======    =====     ======      =====


     Net charge-offs decreased 16.0% from $4.8 million in 1999 to $4.1 million in 2000. The ratio of net charge-offs to average loans has averaged .67% for the five year period ended December 31, 2000, with a ratio of .57% in 2000 and .90% in 1999. Historically, net charge-offs have been more significant for commercial and consumer loans. Net charge-off loans during 2000 are more reflective of historical averages because net charge-off loans during 1999 included the charge-off of loans acquired in a purchase business combination and a significant loss from a single commercial loan customer. The Banc Corporation believes that in future periods loan losses should reflect amounts that are similar to its historical averages, exclusive of 1999. Net charge-offs were $1.1 million for the first six months of 2001. Net charge-offs to average loans on an annualized basis totaled .25% for the first six months of 2001.


     The allowance as a percentage of loans at December 31, 2000 was 1.11%. The allowance as a percentage of loans for the five-year period ending December 31, 2000 has averaged 1.25%. Allowance for loan losses as a percentage of non-performing loans decreased to 90.85% at December 31, 2000 from 216.22% at December 31, 1999. Nonperforming loans increased $6.2 million to $9.9 million as of December 31, 2000 from $3.7 million as of December 31, 1999. As a percent of net loans, nonperforming loans increased from .59% at December 31, 1999 to 1.22% at December 31, 2000. The increase in nonperforming loans during 2000 includes a single credit, secured by real estate, totaling $4.9 million which management believes is fully recoverable. The allowance for loan losses as a percent of nonperforming loans, excluding this credit, was 181.6% as of December 31, 2000.

     The allowance as a percentage of loans at June 30, 2001 was 1.04% compared to 1.11% as of December 31, 2000. Allowance for loan losses as a percentage of nonperforming loans increased to 131.0% at June 30, 2001 from 90.9% at December 31, 2000, as nonperforming loans decreased to $7.3 million at June 30, 2001 from $9.9 million at December 31, 2000. As a percent of net loans, nonperforming loans decreased from 1.22% at December 31, 2000 to .80% at June 30, 2001.


     The following table summarizes certain information with respect to The Banc Corporation's allowance for loan losses and the composition of charge-offs and recoveries for the periods indicated.


                        SUMMARY OF LOAN LOSS EXPERIENCE

                                                                      YEAR
                                              ----------------------------------------------------
                                                2000       1999       1998       1997       1996
                                              --------   --------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
Allowance for loan losses at beginning of
  year......................................  $  8,065   $  6,466   $  3,741   $  2,522   $  2,072
Allowance of acquired bank..................        --      3,591        368         --         --
Charge-offs:
  Commercial, industrial and agricultural...     3,133      4,531      1,256        795        114
  Real estate...............................       756        286        359         81         56
  Consumer..................................       726        975      1,291        883        789
                                              --------   --------   --------   --------   --------
          Total charge-offs.................     4,615      5,792      2,906      1,759        959
Recoveries:
  Commercial, industrial and agricultural...       193        418        108         42         24
  Real estate...............................        87        172         86         23          5
  Consumer..................................       268        360        412        228        144
                                              --------   --------   --------   --------   --------
          Total recoveries..................       548        950        606        293        173
Net charge-offs.............................     4,067      4,842      2,300      1,466        786
Provision for loan losses...................     4,961      2,850      4,657      2,685      1,236
                                              --------   --------   --------   --------   --------
Allowance for loan losses at end of year....  $  8,959   $  8,065   $  6,466   $  3,741   $  2,522
                                              ========   ========   ========   ========   ========
Loans at end of period, net of unearned
  income....................................  $808,145   $632,777   $431,931   $282,902   $213,533
Average loans, net of unearned income.......   710,414    535,754    340,813    254,146    175,772
Ratio of ending allowance to ending loans...      1.11%      1.27%      1.50%      1.32%      1.18%
Ratio of net charge-offs to average loans...      0.57%      0.90%      0.67%      0.58%      0.45%
Net charge-offs as a percentage of:
  Provision for loan losses.................     81.98%    169.89%     49.39%     54.60%     63.59%
  Allowance for loan losses.................     45.40%     60.04%     35.57%     39.19%     31.17%
Allowance for loan losses as a percentage of
  nonperforming loans.......................     90.85%    216.22%    172.93%    146.42%    111.49%


     Nonperforming Loans. The following table represents The Banc Corporation's nonperforming loans for the dates indicated.


                  NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

                                                                          DECEMBER 31,
                                                JUNE 30,   ------------------------------------------
                                                  2001      2000     1999     1998     1997     1996
                                                --------   ------   ------   ------   ------   ------
                                                               (DOLLARS IN THOUSANDS)
Nonaccrual....................................   $5,717    $9,340   $3,097   $1,496   $1,169   $1,562
Past due (contractually past due 90 days or
  more).......................................    1,543       334      575    2,243    1,386      700
Restructured..................................       --       187       58       --       --       --
                                                 ------    ------   ------   ------   ------   ------
                                                 $7,260    $9,861   $3,730   $3,739   $2,555   $2,262
                                                 ======    ======   ======   ======   ======   ======

     A delinquent loan is generally placed on nonaccrual status when it becomes 90 days or more past due and management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. When a loan is placed on nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest income is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan, which may necessitate additional charges to earnings.


     Investment Securities. The investment securities portfolio is an important component of The Banc Corporation's total earning assets. Total securities averaged $81.0 million in 2000, compared to $86.6 million in 1999 and $109.1 million in 1998. The investment securities portfolio produced average tax equivalent yields of 6.71%, 6.40% and 6.32% for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, The Banc Corporation's securities portfolio had an amortized cost of $96.3 million and a fair value of $91.3 million.


     Total investment securities decreased $17.0 million, or 18.6% to $74.3 million at June 30, 2001, from $91.3 million at December 31, 2000. Mortgage-backed securities, which comprised 72.6% of the total investment portfolio at June 30, 2001, increased $16.2 million, or 42.9% to $53.9 million from $39.3 million at December 31, 2000. Investments in U.S. Treasury and agency securities, which comprised 15.1% of the total investment portfolio at June 30, 2001, decreased $28.0 million, or 71.4% to $11.2 million from $39.2 million at December 31, 2000. The total investment portfolio at June 30, 2001 comprised 7.1% of all interest-earning assets compared to 10.4% at December 31, 2000. The investment portfolio produced an average tax equivalent yield of 6.4% and 6.7% for the first six months of 2001 and 2000, respectively.


     The following table sets forth the amortized costs of the securities held by The Banc Corporation at the dates indicated.


     Investment Portfolio

                                                  HELD TO MATURITY           AVAILABLE FOR SALE
                                              ------------------------   ---------------------------
                                                                   DECEMBER 31,
                                              ------------------------------------------------------
                                               2000     1999     1998     2000      1999      1998
                                              ------   ------   ------   -------   -------   -------
                                                              (DOLLARS IN THOUSANDS)
U.S. Treasury and agencies..................  $   --   $   --   $   --   $39,407   $11,645   $20,965
State and political subdivisions............   2,867    3,711    4,124    12,844    13,991    18,345
Mortgage-backed securities..................   1,522    1,766    2,602    38,091    42,292    48,894
Other investments...........................      --       --       --     1,516     1,090     3,095
                                              ------   ------   ------   -------   -------   -------
          Total investment securities.......  $4,389   $5,477   $6,726   $91,858   $69,018   $91,299
                                              ======   ======   ======   =======   =======   =======

     The following table shows the scheduled maturities and average yields of securities held at December 31, 2000.

                 MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

                                                                  MATURING
                           ---------------------------------------------------------------------------------------
                                              AFTER ONE BUT    AFTER FIVE BUT
                             WITHIN ONE        WITHIN FIVE       WITHIN TEN
                                YEAR              YEARS             YEARS        AFTER TEN YEARS        TOTAL
                           ---------------   ---------------   ---------------   ---------------   ---------------
                           AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD
                           -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
                                                           (DOLLARS IN THOUSANDS)
Securities available for
  sale:
  U.S. Agencies..........  $13,917   6.13%   $ 6,444   5.87%   $18,050   6.55%   $   996   6.80%   $39,407   6.30%
  State and political
    subdivision..........      175   4.97      1,481   6.49      1,252   4.83      9,936   5.25     12,844   5.35
  Mortgage-backed
    securities...........      278   6.33      3,370   6.13      4,012   7.00     30,431   5.83     38,091   5.98
  Other securities.......       --     --        401   6.42        266   5.51        849   9.88      1,516   8.20
                           -------           -------           -------           -------           -------
         Total...........  $14,370   6.12%   $11,696   6.05%   $23,580   6.52%   $42,212   5.80%   $91,858   6.07%
                           =======   ====    =======   ====    =======   ====    =======   ====    =======   ====
Securities held to
  maturity:
  State and political
    subdivision..........  $   860   4.95%   $ 1,737   4.76%   $   270   5.37%   $    --     --%   $ 2,867   4.87%
  Mortgage-backed
    securities...........        7   5.77         23   7.50        102   7.15      1,390   6.64      1,522   6.69
                           -------           -------           -------           -------           -------
         Total...........  $   867   4.96%   $ 1,760   4.83%   $   372   5.65%   $ 1,390   6.64%   $ 4,389   5.50%
                           =======   ====    =======   ====    =======   ====    =======   ====    =======   ====


     Short-Term Investments. Short-term investments as of December 31, 2000 consisted of federal funds sold of $3.1 million compared to $5.8 million as of December 31, 1999. Federal funds sold averaged $14.6 million during 2000, compared to $15.1 million in 1999 and $27.2 million in 1998 and produced average yields of 6.36%, 5.04% and 5.49%, respectively. Federal funds are a primary source of The Banc Corporation's liquidity and are generally invested on an overnight basis. In addition to federal funds sold, The Banc Corporation will also invest in short-term commercial paper. As of December 31, 2000, The Banc Corporation did not hold any commercial paper, compared to $14.5 million as of December 31, 1999, all of which matured January, 2000.



     Short-term liquid assets (cash and due from banks, interest-bearing deposits in other banks and federal funds sold) increased $43.2 million, or 102.2%, to $85.4 million at June 30, 2001 from $42.2 million at December 31, 2000. This increase resulted primarily from the purchase of federal funds sold. At June 30, 2001, short-term liquid assets comprised 7.4% of total assets compared to 4.1% at December 31, 2000. The Banc Corporation continually monitors its liquidity position and will increase or decrease its short-term liquid assets as necessary.



     In addition to liquidity management, The Banc Corporation also utilizes short-term investments when the level of funds committed to lending and the investment portfolio change or the level of deposit generation changes.



     Deposits. During 2000, average total deposits increased $145.6 million, or 24.4% to $742.8 million, from $597.2 million in 1999. During 1999, average total deposits increased $141.4 million, or 31.0% from $455.8 million in 1998, which increased $94.7 million, or 26.2% from $361.1 million in 1997. The increase in average deposits for the three-year period ended December 31, 2000 represents an average annual compound growth rate of 27.2%. Deposit growth during this three-year period has been generated primarily through internal growth in The Banc Corporation's various markets. Deposit growth attributed to the cash purchase of existing banks and branches totaled approximately $94.0 million during the same period.

     The following table sets forth average deposits of The Banc Corporation by category for the periods indicated.


                                AVERAGE DEPOSITS

                                                               AVERAGE FOR THE YEAR
                                    ---------------------------------------------------------------------------
                                             2000                      1999                      1998
                                    -----------------------   -----------------------   -----------------------
                                      AVERAGE                   AVERAGE                   AVERAGE
                                      AMOUNT       AVERAGE      AMOUNT       AVERAGE      AMOUNT       AVERAGE
                                    OUTSTANDING   RATE PAID   OUTSTANDING   RATE PAID   OUTSTANDING   RATE PAID
                                    -----------   ---------   -----------   ---------   -----------   ---------
                                                              (DOLLARS IN THOUSANDS)
Noninterest bearing demand
  deposits........................   $ 91,420         --%      $ 81,500         --%      $ 61,624         --%
Interest-bearing demand
  deposits........................    172,579       3.79        149,755       3.42        106,691       3.31
Savings deposits..................     35,141       2.99         32,248       2.91         30,155       2.95
Time deposits.....................    443,686       6.17        333,720       5.40        257,360       5.91
                                     --------       ----       --------       ----       --------       ----
          Total average
            deposits..............   $742,826       4.71%      $597,223       4.04%      $455,830       4.30%
                                     ========       ====       ========       ====       ========       ====

     Noninterest bearing deposits totaled $88.9 million at December 31, 2000, an increase of 6.2%, or $5.2 million from $83.7 million at December 31, 1999. Of the $5.1 million increase in noninterest bearing deposits, 41.2%, or $2.1 million were generated in branches located in the Alabama region, the other 58.8%, or $3.0 million were generated in branches in the Florida region. Noninterest bearing deposits comprised 10.8% of total deposits at, December 31, 2000, compared to 12.3% at December 31, 1999.

     Interest bearing deposits totaled $738.4 million at December 31, 2000, an increase of 23.3%, or $139.6 million from $598.8 million at December 31, 1999. The $139.6 million increase in interest bearing deposits from December 31, 1999 was generated primarily in branches located in the Alabama region and includes brokered deposits totaling $46.1 million. These brokered deposits carry an average rate of 6.8% and mature as follows: second quarter 2001, $25.9 million; fourth quarter 2001, $14.9 million; and second quarter 2002, $5.3 million.

     During 2000, average interest bearing deposits increased $135.7 million, or 26.3% to $651.4 million, from $515.7 million in 1999, compared to an increase during 1999 of $121.5 million, or 30.8% from $394.2 million in 1998, which increased $83.1 million, or 26.7% from $311.1 million in 1997. Interest bearing deposits comprised 89.2% of total deposits at December 31, 2000, compared to 87.7% at December 31, 1999 and carried an average rate of 5.37%, 4.65% and 4.97% for the years ended December 31, 2000, 1999 and 1998, respectively.

     Noninterest bearing deposits totaled $103.6 million at June 30, 2001, an increase of 16.5%, or $14.7 million from $88.9 million at December 31, 2000. Noninterest bearing deposits comprised 11.4% of total deposits at June 30, 2001, compared to 10.8% at December 31, 2000.

     Interest bearing deposits totaled $806.8 million at June 30, 2001, an increase of 9.3%, or $68.4 million from $738.4 million at December 31, 2000, with interest bearing deposits averaging $775.4 million for the first six months of 2001 compared to $610.5 million for the first six months of 2000. The $68.4 million increase in interest bearing deposits during the first six months of 2001 is comprised primarily of interest bearing demand accounts. The average rate paid on all interest bearing deposits during the first six months of 2001 was 5.7% compared to 5.0% for the first six months of 2000.


     Deposits, and particularly core deposits, have historically been The Banc Corporation's primary source of funding and have enabled The Banc Corporation to meet successfully both its short-term and long-term liquidity needs. These core deposits represent 71.4% of The Banc Corporation's total deposits at December 31, 2000. The Banc Corporation anticipates that such deposits will continue to be its primary source of funding in the future. The Banc Corporation's loan-to-deposit ratio was 97.7% at December 31, 2000, compared to 92.7% at December 31, 1999. The maturity distribution of The Banc Corporation's time deposits over $100,000 at December 31, 2000 is shown in the following table.


                MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

               AT DECEMBER 31, 2000,
---------------------------------------------------
 UNDER       3-6      6-12       OVER
3 MONTHS   MONTHS    MONTHS    12 MONTHS    TOTAL
--------   -------   -------   ---------   --------
              (DOLLARS IN THOUSANDS)
$61,432    $49,365   $75,360    $50,490    $236,647
=======    =======   =======    =======    ========


     Approximately 26.0% of The Banc Corporation's time deposits over $100,000 had scheduled maturities within three months. The Banc Corporation believes that large denomination certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.



     Borrowed Funds. During 2000, average borrowed funds increased $35.9 million, or 72.1% to $85.8 million, from $49.9 million during 1999, which increased $38.3 million, or 331.9% from $11.5 million during 1998. The average rate paid on borrowed funds during 2000, 1999 and 1998 was 5.78%, 5.31% and 5.11%, respectively. Because of a relatively high loan-to-deposit ratio, the existence and stability of these funding sources are critical to The Banc Corporation's maintenance of short-term and long-term liquidity.


     Borrowed funds as of December 31, 2000 consist primarily of advances from the FHLB. The following is a summary, by year of maturity, of advances from the FHLB as of December 31, 2000 and 1999 (in thousands):

                                                  2000                       1999
                                        ------------------------    -----------------------
                                          WEIGHTED                    WEIGHTED
YEAR                                    AVERAGE RATE    BALANCE     AVERAGE RATE    BALANCE
----                                    ------------    --------    ------------    -------
2000................................          --%       $     --        6.07%       $ 1,000
2003................................        4.99          15,660        5.05         17,660
2004................................        5.21          25,000        5.21         25,000
2005................................        6.32          32,800          --             --
2008................................        5.52           2,500        5.52          2,500
2009................................        5.25           2,000        5.18         16,340
2010................................        6.18          26,340          --             --
                                                        --------                    -------
          Total.....................        5.78%       $104,300        5.20%       $62,500
                                            ====        ========        ====        =======

     The above schedule is by contractual maturity. Certain advances are subject to call dates as follows: year 2001, $21,340,000; 2002, $58,000,000; 2003,
$18,160,000, 2004, $2,000,000 and 2005, $4,800,000.


     The advances are secured by FHLB stock, agency securities and a blanket lien on certain residential real estate loans, all with a carrying value of approximately $171.8 million at December 31, 2000. The Banc Corporation has approximately $32.0 million remaining in unused lines of credit with the FHLB subject to the availability of qualified collateral.


     Advances from the FHLB increased $31.8 million to $136.1 million at June 30, 2001 from $104.3 million at December 31, 2000. Borrowings from the FHLB were used primarily to fund growth in the loan portfolio. The advances are secured by FHLB stock, agency securities and a blanket lien on certain residential real estate loans.


     As of December 31, 2000, The Banc Corporation had available $15.0 million under a line of credit with a regional bank. Interest is one and one quarter (1.25%) percentage points in excess of the applicable LIBOR Index Rate. The line matured May 1, 2001. This line was renewed during second quarter of 2001 at an interest rate of one and three quarters (1.75%) percentage points in excess of the applicable LIBOR Index Rate. As of June 30, 2001, The Banc Corporation had outstanding $7.0 million under this line of credit which matures May 1, 2002. The funds were used as a capital contribution during the first six months of 2001.

     The Banc Corporation also has available as of December 31, 2000 approximately $25.3 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements.



     Guaranteed Preferred Beneficial Interest in The Banc Corporation's Subordinated Debentures. On September 7, 2000, TBC Capital Statutory Trust II ("TBC Capital"), a Connecticut statutory trust wholly-owned by The Banc Corporation, received $15,000,000 in proceeds in exchange for $15,000,000 principal amount of TBC Capital's 10.6% cumulative trust preferred securities in a pooled trust preferred private placement. The proceeds were used to purchase an equal principal amount of 10.6% subordinated debentures of The Banc Corporation. The Banc Corporation has fully and unconditionally guaranteed all obligations of TBC Capital on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as Tier 1 capital and are presented in the Consolidated Statement of Financial Condition as "Guaranteed preferred beneficial interests in The Banc Corporation's subordinated debentures." The sole asset of TBC Capital is the subordinated debentures issued by The Banc Corporation. Both the preferred securities of TBC Capital and the subordinated debentures of The Banc Corporation each have 30-year lives. However, both The Banc Corporation and TBC Capital have a call option after ten years, subject to regulatory approval, or earlier depending upon certain changes in tax or investment company laws, or regulatory capital requirements.



     A portion of the proceeds from the offering was used to repay approximately $10,400,000 of borrowings under The Banc Corporation's line of credit with the balance to be used for general corporate purposes including additional capital investment in The Bank.


     Stockholders' Equity. Stockholders' equity increased $6.0 million during 2000 to $74.9 million at December 31, 2000 from $68.9 million at December 31, 1999. The increase in stockholders' equity during 2000 primarily consisted of $4.4 million net income and $1.9 million unrealized gain on securities available for sale, net of taxes.


     At June 30, 2001, total stockholders' equity was $77.8 million, an increase of $2.9 million from $74.9 million at December 31, 2000. The increase in stockholders' equity resulted primarily from total comprehensive income for the first six months of 2001. In September of 2000, The Banc Corporations' board of directors approved a stock buyback plan in an amount not to exceed $10,000,000. As of June 30, 2001, 136,300 shares of common stock have been repurchased and are held as treasury stock at a cost of $720,000. In the first six months of 2001, The Banc Corporation repurchased 96,300 shares at a total cost of $510,000.



     Regulatory Capital. The table below represents The Banc Corporation's and its subsidiary's actual regulatory and minimum regulatory capital requirements at December 31, 2000 (dollars in thousands):



                                                             FOR CAPITAL
                                                              ADEQUACY         TO BE WELL
                                             ACTUAL           PURPOSES         CAPITALIZED
                                         ---------------   ---------------   ---------------
                                         AMOUNT    RATIO   AMOUNT    RATIO   AMOUNT    RATIO
                                         -------   -----   -------   -----   -------   -----
Total Risk-Based Capital
  The Banc Corporation.................  $92,534   11.36%  $65,173   8.00%   $81,466   10.00%
  The Bank.............................   83,457   10.22    65,302   8.00     81,627   10.00
Tier 1 Risk-Based Capital
  The Banc Corporation.................   83,577   10.26    32,587   4.00     48,880    6.00
  The Bank.............................   74,500    9.13    32,651   4.00     48,976    6.00
Leverage Ratio
  The Banc Corporation.................   83,577    8.47    39,490   4.00     49,362    5.00
  The Bank.............................   74,500    7.61    39,180   4.00     48,974    5.00

     The table below represents the regulatory and minimum regulatory capital requirements of The Banc Corporation and its subsidiary at June 30, 2001 (dollars in thousands):


                                                             FOR CAPITAL
                                                              ADEQUACY         TO BE WELL
                                             ACTUAL           PURPOSES         CAPITALIZED
                                         ---------------   ---------------   ---------------
                                         AMOUNT    RATIO   AMOUNT    RATIO   AMOUNT    RATIO
                                         -------   -----   -------   -----   -------   -----
Total Risk-Based Capital
  Corporation..........................  $95,834   10.39%  $73,768   8.00%   $92,210   10.00%
  The Bank.............................   94,962   10.39    73,089   8.00     91,361   10.00
Tier 1 Risk-Based Capital
  Corporation..........................   86,325    9.36    36,884   4.00     55,324    6.00
  The Bank.............................   85,453    9.35    36,545   4.00     54,817    6.00
Leverage Ratio
  Corporation..........................   86,325    7.61    45,353   4.00     56,691    5.00
  The Bank.............................   85,453    7.59    45,042   4.00     56,303    5.00

IMPACT OF INFLATION


     Unlike most industrial companies, the assets and liabilities of financial institutions such as The Banc Corporation are primarily monetary in nature. Therefore, interest rates have a more significant effect on The Banc Corporation's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The Banc Corporation seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

                        BUSINESS OF THE BANC CORPORATION


GENERAL


     The Banc Corporation is a bank holding company registered under the Bank Holding Company Act of 1956 ("BHCA") and, effective March 13, 2000, a financial holding company under the Gramm-Leach-Bliley Act of 1999 ("GLBA"). The Banc Corporation is incorporated under the laws of Delaware and headquartered in Birmingham, Alabama. The Banc Corporation had assets of approximately $1.16 billion, loans of approximately $912.1 million, deposits of approximately $910.3 million and stockholders' equity of approximately $77.8 million at June 30, 2001. The Banc Corporation offers a broad range of banking and related services in 31 locations in Alabama and the Florida panhandle.



     The Banc Corporation was established in April 1998 so that Warrior Capital Corporation could merge into The Banc Corporation on September 24, 1998, and thereby change its name to "The Banc Corporation" and its domicile from Alabama to Delaware. Since then, The Banc Corporation has grown primarily through internal growth and the strategic acquisition of existing community banks and branches. The Banc Corporation completed its last acquisition in October 1999. The Corporation has also opened four de novo offices in Alabama and closed three redundant branches since inception.



     The principal subsidiary of The Banc Corporation is The Bank, an Alabama banking corporation. The Bank is headquartered in Birmingham, Alabama and is wholly owned by The Banc Corporation. The Bank became a subsidiary of The Banc Corporation as a result of the Warrior merger. The Bank was known as Warrior Savings Bank until February 1998. The Bank has been in business as a full service commercial and retail bank since it was established in 1957 and had five branches at the time of the Warrior merger. During the fourth quarter of 1998, Commerce Bank of Alabama, Inc. and the banking subsidiaries of Commercial Bancshares of Roanoke, Inc., City National Corporation and First Citizens Bancshares, Inc., were merged with and into The Bank, expanding its market areas. The Bank acquired three new branches in 1999. The Bank currently has 22 locations in Alabama. On February 3, 2000, The Bank was converted from an Alabama state chartered nonmember bank to a state chartered member of the Federal Reserve System under the supervision and regulation of the State of Alabama Banking Department and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").



     On June 16, 2000, two of The Banc Corporation's subsidiaries, Emerald Coast Bank, a federally chartered thrift, and C&L Bank, a Florida banking corporation, were merged into The Banc Corporation's largest subsidiary, The Bank. The former locations of Emerald Coast Bank operate as Emerald Coast Bank, a division of The Bank, and the former locations of C&L Bank operate as C&L Bank, a division of The Bank.



     Prior to its merger with The Bank, Emerald Coast Bank was originally a Florida state bank formed on August 30, 1996, and was converted into a federally chartered thrift in 1999. Emerald Coast Bank became a subsidiary of The Banc Corporation on February 12, 1999, as a result of the merger of Emerald Coast Bancshares, Inc. with The Banc Corporation. Emerald Coast Bank has six locations in Panama City Beach, Destin, Seagrove and Bay Point, Florida. The Bank expects to open one additional branch of its Emerald Coast division in Florida during the fall of 2001. Emerald Coast Financial Management, Inc., a Florida corporation and a subsidiary of The Bank provides investment services and insurance to The Bank's customers and others.



     Prior to its merger with The Bank, C&L Bank was a Florida banking corporation headquartered in Bristol, Florida, and had been in operation since 1975. C&L Bank became a subsidiary of The Banc Corporation as a result of The Banc Corporation's acquisitions of C&L Banking Corporation and its bank subsidiary, C&L Bank of Bristol, and C&L Bank of Blountstown on June 30, 1999. C&L Bank has three locations in the panhandle region of Florida.



     The principal executive offices of The Banc Corporation and The Bank are located at 17 North 20th Street, Birmingham, Alabama 35203, and the telephone number is (205) 327-3600. As used in this prospectus-proxy statement, the terms "we" and "our" refers to The Banc Corporation and its respective subsidiaries and affiliates, including The Bank, unless the context requires otherwise.

STRATEGY

     Operations. The Bank targets individuals and local and regional businesses that prefer local bank decision making and personalized service. To implement this strategy, we operate on a decentralized basis with respect to deposit gathering and credit decisions, emphasizing local knowledge and authority to make credit decisions. The individual presidents of The Bank are responsible for the day-to-day operations and decisions for the branches under his or her supervision. We supplement this decentralized management approach with centralized risk management, policy oversight, credit review, audit and management systems. We implement these administrative and operations policies at each of our locations while retaining local management and advisory directors to capitalize on their knowledge of the local community. We believe this strategy enables The Bank to generate high yielding loans and to attract and retain low cost core deposits that provide a large portion of our funding requirements.

     We focus on commercial, consumer, residential mortgage and real estate construction lending to customers in our local markets. We also offer a variety of deposit programs to individuals and to businesses and other organizations at interest rates generally consistent with local market conditions. In addition, we offer individual retirement accounts and investment services, safe deposit and night depository facilities and additional services such as the sale of traveler's checks, money orders and cashier's checks.


     Market Areas. We are headquartered in Birmingham, Alabama. We also operate branches in: Albertville, Andalusia, Boaz, Childersburg, Decatur, Frisco City, Gadsden, Guntersville, Huntsville, Kinston, Madison, Mignon, Monroeville, Morris, Mt. Olive, Opp, Rainbow City, Roanoke, Samson, Sylacauga, and Warrior, Alabama, and the panhandle region of Florida, including Destin, Panama City Beach, Seagrove, Bay Point, Altha, Blountstown and Bristol. The Bank expects to open one additional branch of its Emerald Coast Bank division during 2001. The Mignon branch is scheduled to be consolidated into the Sylacauga branch on November 30, 2001.


     Growth. Our future growth depends primarily on the expansion of the business of The Bank through internal growth and the opening of new branch offices in new and existing markets. The Bank will also consider the strategic acquisition of other financial institutions and branches with relatively high earnings or exceptional growth potential. Our ability to grow profitably from internal growth depends primarily on our ability to attract and retain low cost and core deposits coupled with the continued opportunity to generate high yielding, quality loans. Our ability to grow profitably through the opening or acquisition of new branches will depend primarily on, among other things, our ability to identify profitable, growing markets and branch locations within such markets, attract necessary deposits to operate such branches profitably and to locate sound loans and investment opportunities within such markets.

     We evaluate business combination opportunities and conduct discussions, due diligence activities and negotiations in connection with those opportunities. As a result, business combination transactions involving cash, debt or equity securities might occur from time to time. Any future business combination or series of business combinations that we might undertake may be material, in terms of assets acquired or liabilities assumed, to our financial condition. Any future acquisition is subject to approval by the appropriate bank regulatory agencies. See "Supervision and Regulation."

LENDING ACTIVITIES

     General. We offer a range of lending services, including real estate, consumer and commercial loans, primarily to individuals and businesses and other organizations that are located in or conduct a substantial portion of their business in our market areas. Our total loans at June 30, 2001, were $912 million, or 87.2% of total earning assets. The interest rates we charge on loans vary with the risk, maturity and amount of the loan and are subject to competitive pressures, money market rates, availability of funds and government regulations. We do not have any foreign loans or loans for highly leveraged transactions.

  Loan Portfolio

     Real Estate Loans. Loans secured by real estate are a significant component of our loan portfolio, constituting $387.6 million, or 42.5% of total loans at June 30, 2001. The primary type of real estate loan is single family first mortgage loans, typically structured with fixed or adjustable interest rates, based on market conditions. Fixed rate loans usually have terms of five years or less, with payments through the date of maturity generally based on a 15 to 30-year amortization schedule. Adjustable rate loans generally have a term of 15 years. We typically charge an origination fee on these loans.

     Nonresidential mortgage loans include commercial, industrial and raw land loans. The commercial real estate loans are primarily used to provide financing for retail establishments, offices and manufacturing facilities. We generally require nonresidential mortgage loans to have an 80% loan-to-value ratio and usually underwrite commercial loans on the basis of the borrower's cash flow and ability to service the debt from earnings, rather than on the basis of the value of the collateral. Terms are typically three to five years and may have payments through the date of maturity based on a 15 to 30 year amortization schedule. Construction loans usually have a term of twelve months and generally require personal guarantees.

     Commercial, Industrial, and Agricultural Loans. We make loans for commercial purposes in various lines of business. These loans are typically made on terms up to 5 years at fixed or variable rates and are secured by accounts receivable, inventory or, in the case of equipment loans, the financed equipment. We attempt to reduce our credit risk on commercial loans by limiting the loan to value ratio to 85% on loans secured by accounts receivable, 50% on loans secured by inventory and 75% on loans secured by equipment. We also, from time to time, make unsecured commercial loans. Commercial, industrial and agricultural loans constituted $267.8 million, or 29.3% of our loan portfolio at June 30, 2001.

     Consumer Loans. Consumer lending includes installment lending to individuals in our market areas and consists primarily of loans to purchase automobiles, recreational vehicles, mobile homes and appliances. Consumer loans constituted $88.4 million, or 9.7% of our loan portfolio at June 30, 2001. Consumer loans are underwritten based on the borrower's income, current debt, credit history and collateral. Terms generally range from four to five years on automobile loans and one to three years on other consumer loans.

  Credit Procedures and Review

     Loan Approval. There are credit risks associated with making any loan. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectability.

     We use generally recognized loan underwriting criteria and attempt to minimize loan losses through various means. In particular, on larger credits, we generally rely on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, we attempt to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.


     We address repayment risks by adhering to internal credit policies and procedures that include officer and customer lending limits, a multi-layered loan approval process that includes senior management of The Bank and The Banc Corporation for larger loans, periodic documentation examination and follow-up procedures for any exceptions to credit policies. The point in our loan approval process at which a loan is approved depends on the size of the borrower's credit relationship with us.


     Loan Review. We have a loan review process designed to promote early identification of credit quality problems. A risk rating system is employed whereby each loan is assigned a rating which corresponds to the perceived credit risk. Risk ratings are subject to independent review by a centralized loan review department which also performs ongoing, independent review of the risk management process including underwriting, documentation and collateral control. Regular reports are made to senior management and the Board of Directors regarding credit quality as measured by assigned risk ratings and other measures, including, but not limited to, the level of past due percentages and non-performing assets. The loan review function is centralized and independent of the lending function. Review results are reported to the Audit Committee of the Board of Directors of The Banc Corporation as well as to The Banc Corporation's independent auditors.


DEPOSITS

     Core deposits are our principal source of funds, consisting of demand deposits, interest-bearing transaction accounts, savings deposits and certificates of deposit. Transaction accounts include checking, money market and NOW accounts that provide The Bank with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable and low-cost source of funding. The largest source of funds for The Bank is certificates of deposit. Certificates of deposit in excess of $100,000 are held primarily by customers in our market areas.


     Deposit rates are set periodically by the Asset Liability Management Committee which includes senior management of The Bank and The Banc Corporation. We believe our rates are competitive with those offered by competing institutions in their market areas; however, we focus on customer service, not high rates, to attract and retain deposits.


COMPETITION

     We encounter strong competition both in making loans and attracting deposits. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges. Customers also consider the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits, and may also consider the fact that other banks offer different services. In addition, most of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. See "Supervision and Regulation." Competition may further intensify if additional financial services companies enter markets in which we conduct business.

EMPLOYEES

     As of December 31, 2000, we employed approximately 394 individuals primarily at The Bank. We believe that our employee relations have been and continue to be good.

SUPERVISION AND REGULATION


     The Banc Corporation is a bank holding company registered with the Federal Reserve Board under the BHCA and, effective March 13, 2000, a financial holding company under the GLBA. We are subject to the supervision, examination and reporting requirements of the Federal Reserve Board, the BHCA and the GLBA. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.


     The supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation (the "FDIC") and the banking system as a whole, not for the protection of bank holding company stockholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines and other penalties for violation of laws and regulations. The following description summarizes some of the laws to which we are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete and are qualified in their entirety by reference to such statutes and regulations.

     The Bank, an Alabama state chartered bank and member of the Federal Reserve System, is subject to the regulation, supervision and examination by the Federal Research Board and Alabama Banking Department.

     Gramm-Leach-Bliley Act. The GLBA became law on November 12, 1999, and key provisions affecting bank holding companies became effective March 11, 2000. The GLBA enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws which prohibited the affiliation of banks and these other financial services entities under a single holding company. Certain qualified bank holding companies and other types of financial service entities may elect to become financial holding companies under the new law. Financial holding companies are permitted to engage in activities considered financial in nature, as defined in the GLBA, and may engage in a broader range of activities than bank holding companies or banks. The GLBA will enable financial holding companies to offer a wide variety of financial service, or services incident to financial services, including banking, securities underwriting, merchant banking and insurance (both underwriting and agency services). The new financial services authorized by the GLBA also may be engaged in by a "financial subsidiary" of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company.

     To become a financial holding company, a bank holding company must provide notice to the Federal Reserve Board of its desire to become a financial holding company, and certify to the Federal Reserve Board that each of its bank subsidiaries is "well-capitalized," "well-managed" and has at least a "satisfactory" rating under the CRA. These requirements are also necessary to maintain financial holding company status. On February 12, 2000, we filed our election to become a financial holding company with the Federal Reserve Board. Our election was effective as of March 13, 2000.


     Regulatory Restrictions on Dividends. Various federal and state statutory provisions limit the amount of dividends The Bank can pay to The Banc Corporation without regulatory approval. Approval of the Federal Reserve Board is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve System if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for that year combined with its retained net profits for the proceeding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand. State member banks may also be subject to similar restrictions imposed by the laws of the states in which they are chartered.


     Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital. The Bank is also required by Alabama law to obtain the prior approval of the Superintendent of the State Banking Department of Alabama for its payment of dividends if the total of all dividends declared by The Bank in any calendar year will exceed the total of (1) the Bank's net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends may be paid from The Bank's surplus without the prior written approval of the Superintendent.


     In addition, federal bank regulatory authorities have authority to prohibit the payment of dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The ability of The Bank and The Banc Corporation to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.



     As of December 31, 2000, an aggregate of approximately $6.5 million was available for payment of dividends by The Bank to The Banc Corporation under applicable restrictions, without obtaining regulatory approval.


     Source of Strength. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its banking subsidiaries and commit resources to their support. This support may be required by the Federal Reserve Board at times when, absent this policy, a bank holding company may not be inclined to provide it. A bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary. In addition, any capital loans by a bank holding company to any of its depository institution subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the banks.

     Under the Federal Deposit Insurance Act ("FDIA"), an FDIC-insured depository institution can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

     Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe or unsound banking practices. The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe or unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.


     Capital Adequacy Requirements. The Banc Corporation and The Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board and, The Bank is subject to additional requirements of the FDIC and the Alabama Banking Department. The Federal Reserve Board has adopted two basic measures of capital adequacy for bank holding companies: a risk based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be in compliance.


     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio (the "Total Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of Total Capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital").

     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. Our Leverage Ratio was 7.61% at June 30, 2001. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a tangible Tier 1 Capital Leverage Ratio (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     The federal bank regulatory agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal and state bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.


     The Bank was in compliance with the applicable minimum capital requirements as of June 30, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Banc Corporation." Failure to meet capital guidelines could subject The Bank to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, and to certain restrictions on business.



     As of June 30, 2001, both The Banc Corporation and The Bank were "well capitalized."



     Branching. The BHCA, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), repealed the prior statutory restrictions on interstate banking, so that The Banc Corporation may acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama-based bank regardless of state law to the contrary, in either case subject to certain deposit-percentage minimums, aging requirements and other restrictions. In addition, the Interstate Banking Act generally provided that after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states.


     Alabama and other states have laws relating specifically to acquisitions of banks, bank holding companies and other types of financial institutions. Alabama law sets five years as the minimum age of banks which may be acquired.


     Restrictions on Transactions With Affiliates and Insiders. Transactions between The Bank and its affiliates, including The Banc Corporation, are subject to Sections 23A and 23B of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of The Banc Corporation or any of its subsidiaries. Section 23B of the Federal Reserve Act generally requires that certain transactions between a bank and its respective affiliates be on terms substantially the same, or at least as favorable to such bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.


     The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all federally insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. State banking laws also have similar provisions.

     FDIC Insurance Assessments. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

     Community Reinvestment Act. The Bank is subject to the CRA. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. The Bank, and previously C&L Bank and Emerald Coast Bank, had received a satisfactory CRA rating from federal banking agencies.

     Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, The Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act and the Settlement Procedures Act among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers.

INSTABILITY OF REGULATORY STRUCTURE


     Various bills are routinely introduced in the United States Congress, and state legislatures with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulations of banks and the financial services industry. The Banc Corporation cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect The Banc Corporation.


EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, especially the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.


     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of The Banc Corporation and its subsidiaries cannot be predicted.


PROPERTIES


     The corporate headquarters of The Banc Corporation are located at 17 North 20th Street, Birmingham, Alabama. As of December 21, 1999, The Banc Corporation and The Bank, who jointly own the building, converted the building into condominiums known as The Bank Condominiums. The Banc Corporation owns the Bank Unit, which consists of 4 floors of the building, including a branch of The Bank and The Banc Corporation's headquarters, and intends to sell or lease the remaining condominium units for commercial or residential use.



     The Banc Corporation and its subsidiaries operate through 32 office facilities, including its operations center. Of these, 24 are owned by The Banc Corporation or one of its subsidiaries and 8 are leased. Rental expense on the leased properties totaled approximately $537,000 in 2000.


LEGAL PROCEEDINGS


     While we may from time to time be a party to various legal proceedings arising from the ordinary course of our business, we believe that, other than as set forth below, there are no proceedings threatened or pending against The Banc Corporation at this time that will individually, or in the aggregate, materially or adversely effect The Banc Corporation's business, financial condition or results of operations.



     The Bank is currently a defendant in various legal proceedings pending in state court arising out of certain losses that occurred in our Decatur branch in late 1999. When we discovered the loss, we moved immediately to collect monies and other assets from individuals and entities that we identified as being connected, directly or indirectly, to our loss. This resulted in a recovery of some of our losses, primarily through the transfer to The Bank of various assets, including the assets of one business directly involved in our loss. Subsequently, some of those individuals abandoned their agreement to work with The Bank and brought suit alleging various causes of action and requesting the return of assets that they had previously turned over to The Bank. Additionally, other individuals, who allege that they suffered a related loss have brought suits making various claims on certain of the assets that were delivered to The Bank. These cases include: Bill Steenson and Jason Steenson v. The Bank, et al, Case No. CV 99-907; Hames v. The Bank, et al, Case No. CV 99-899; John C. Moses
v. The Bank, et al, Case No. CV 00-158; Preston Peete v. The Bank, et al, Case No. CV 00-804. The Steenson case has now been settled, and the case has been dismissed. The Bank has executed a settlement agreement in the Moses case recently and is in the process of consummating that settlement. Neither of these settlements is expected to have a material adverse effect on our financial condition or our results of operations. On August 29, 2001, Community Spirit Bank amended its previously filed complaint to include The Bank as a defendant in the case styled Community Spirit Bank v. Howard Jackson d/b/a Magestic Auto Sales, et al., CV 99-195 filed in the Circuit Court of Franklin County. Community Spirit Bank alleges various causes of action against The Bank and one of its former officers arising out of the same facts that caused The Bank's loss as discussed above. Community Spirit Bank is claiming compensatory damages of $1.3 million and additional compensatory and punitive damages. The Bank has put its insurance carriers on notice and intends to vigorously defend these claims. We believe that we have strong claims and defenses in each lawsuit in which we are involved. While we believe that we will prevail in each lawsuit, there can be no assurance that the outcome of the pending, or any future, litigation, either individually or in the aggregate, will not have a material adverse effect on our financial condition of our results of operations.

                       MANAGEMENT OF THE BANC CORPORATION


DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth certain information about the executive officers and directors of The Banc Corporation as of September 1, 2001:



NAME                                 AGE               POSITION WITH CORPORATION
----                                 ---               -------------------------
James R. Andrews, M.D. ............  59    Director
Neal R. Berte, Ed.D. ..............  61    Director
David R. Carter....................  49    Executive Vice President, Chief Financial Officer
                                             and Director
W. T. Campbell, Jr. ...............  54    Director
Peter N. Dichiara(2)...............  45    Director
K. Earl Durden(2)..................  65    Director
John F. Gittings...................  54    Director
Steven C. Hays.....................  44    Director
Thomas E. Jernigan, Jr.(2).........  36    Director
Randall E. Jones...................  48    Director
James Mailon Kent, Jr.(1)..........  60    Vice Chairman
Mayer Mitchell.....................  68    Director
Ronald W. Orso, M.D.(1)............  55    Director
Harold W. Ripps....................  62    Director
Richard M. Scrushy.................  49    Director
Jerry M. Smith.....................  62    Director
Michael E. Stephens................  58    Director
Larry D. Striplin, Jr.(1)..........  71    Vice Chairman
Marie Swift........................  59    Director
James A. Taylor....................  59    Chairman and Chief Executive Officer
James A. Taylor, Jr. ..............  36    President, Chief Operating Officer and Director
Johnny Wallis......................  72    Director


---------------

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.


     James R. Andrews, M.D. has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Dr. Andrews served as a director of Alabama National BanCorporation from 1989 until 1996. Dr. Andrews has practiced as an orthopedic surgeon specializing in sports-related injuries for over 25 years.



     Neal R. Berte, Ed.D. has been a director of The Banc Corporation since September 1998. Dr. Berte has been the President of Birmingham-Southern College since 1975.



     W.T. Campbell, Jr. has been a director of The Banc Corporation since October 30, 1998. Mr. Campbell served as President of City National Corporation and Chairman of the Board of Directors of City National from 1984 until it was merged into The Banc Corporation on October 30, 1998, and was a director of City National Bank. Mr. Campbell is a practicing attorney in Sylacauga, Alabama with the firm of Campbell and Douglas.



     David R. Carter has been Executive Vice President and Chief Financial Officer of The Banc Corporation since September 1998. Mr. Carter has served as a Director of The Banc Corporation since December 1998. Mr. Carter served as Executive Vice President and Chief Financial Officer of Warrior Capital Corporation from April 1998 until September 1998. Mr. Carter served as a consultant to Warrior Capital Corporation from January 1998 until April 1998. From June 1995 through December 1997, Mr. Carter served as the Chief

Financial Officer of Roxco, Ltd., a regional construction company. From February 1981 through January 1995, Mr. Carter served in various capacities with Trustmark, a publicly-traded bank holding company based in Jackson, Mississippi, including Chief Financial Officer from September 1988 until January 1995.


     Peter N. Dichiara has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from 1984 until it was merged into The Banc Corporation on September 24, 1998. Mr. Dichiara has been the President of City Wholesale Grocery, a grocery supply company based in Birmingham, Alabama since October 1983.



     K. Earl Durden has been a director of The Banc Corporation since December 5, 1998. Mr. Durden served as a Director of Emerald Coast Bancshares, Inc. from its inception in 1996 until it was merged into The Banc Corporation on February 12, 1999. Mr. Durden is the President, Chief Executive Officer and a director of Rail Management Corporation. Mr. Durden also serves as President and a director of the following companies: Copper Basin Railway, Inc., KWT Railway, Galveston Railway, Inc. and Grizzard Transfer, Inc., a small trucking company. Mr. Durden also served as Chairman, Executive Committee member and a director of the American Short Line and Regional Railroad Association. Mr. Durden has been heavily involved in the acquisition, ownership, start up and operation of short line railroads for the past twenty years.



     Steven C. Hays has been a director of The Banc Corporation since November 6, 1998. Mr. Hays served as a director of Commerce Bank of Alabama, Inc. from April 1995 until it was merged into The Bank on November 6, 1998. Mr. Hays also served as Executive Vice President of Steel Processing Services, Inc. from 1981 until the sale of the company in 1993. He presently manages a number of personal investments.



     Thomas E. Jernigan, Jr. has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Jernigan has been the President of Marathon Corporation, a privately-held investment management company based in Birmingham, Alabama for over two years. Mr. Jernigan has held various positions with Marathon Corporation since 1989. Mr. Jernigan's father, Thomas E. Jernigan, holds the title of "Director Emeritus," a non-voting position.



     Randall E. Jones has been a director of The Banc Corporation since November 6, 1998. Mr. Jones served as a director of Commerce Bank of Alabama, Inc. from April 1995 until it was merged into The Bank on November 6, 1998. Mr. Jones is the owner and President of Randy Jones Insurance Agency, Inc., representing Nationwide Insurance Company since 1978. He is a past president of the Albertville Rotary Club and the Albertville Chamber of Commerce.



     James Mailon Kent, Jr. has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Kent has served as Vice Chairman of The Banc Corporation since December 1998. Mr. Kent served as a director of Alabama National BanCorporation from 1988 until 1996 and served as Vice Chairman of Alabama National BanCorporation from 1988 until 1994. Mr. Kent has been the owner of Mailon Kent Insurance Agency in Birmingham, Alabama for over 20 years.



     Mayer Mitchell has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. He served as Chairman and Chief Executive Officer of The Mitchell Company, a real estate development firm based in Mobile, Alabama, from September 1955 until his retirement from the company on December 31, 1986. He is currently a co-owner of Mitchell Brothers, Inc., a private investment company. Mr. Mitchell is a former National President and Chairman of the Board of Directors of the American Israel Public Affairs Committee ("AIPAC") and a past member of the Board of Directors of AmSouth Bank N.A. of Mobile and Altus Bank of Mobile.



     Ronald W. Orso, M.D. has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Dr. Orso served as a director of Alabama National BanCorporation from 1988 until 1997. Dr. Orso has practiced in the field of obstetrics and gynecology for over 23 years. He is the past

Chairman of the Department of Obstetrics and Gynecology and the past president of the Medical Staff at Baptist Medical Center in Birmingham.


     Harold W. Ripps has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. He has served as a trustee of Colonial Properties Trust since 1995. In 1969, Mr. Ripps founded The Rime Companies, a real estate development, construction and management firm, headquartered in Birmingham, Alabama, specializing in the development of multi-family properties. Mr. Ripps has served The Rime Companies in an executive capacity since that time.



     Richard M. Scrushy has been a member of the Board of Directors of The Banc Corporation since September 1998. Since 1984, Mr. Scrushy has been Chairman of the Board and Chief Executive Officer of HEALTHSOUTH Corporation. Mr. Scrushy has been a director of Caremark Rx, Inc., formerly MedPartners, Inc., since January 1993 and served as its Chairman of the Board of Directors from January 1998 through October 1998.



     Jerry M. Smith has been a director of The Banc Corporation since September, 1999. Mr. Smith served as a member of the Board of Directors of C&L Bank of Bristol from 1975 until it was acquired by The Banc Corporation on June 30, 1999, and as a member of the Board of Directors of C&L Bank of Blountstown from 1987 until it was acquired by The Banc Corporation and merged into C&L Bank of Bristol on June 30, 1999. Mr. Smith has been Chairman and President of First National Bank of Alachua in Alachua, Florida since 1971.



     Michael Stephens has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. He founded ReLife, Inc., a publicly-traded rehabilitation company based in Birmingham, Alabama, and was its Chairman and Chief Executive Officer from 1986 until 1994. Mr. Stephens also serves on the Boards of Directors of Rehabilitation Designs of America based in Kansas City, Kansas, and PsychPartners, Inc. based in Birmingham, Alabama. He is currently the Chairman and Chief Executive Officer of S Enterprises, Inc.



     Larry D. Striplin, Jr. has been a member of the Board of Directors of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Striplin has served as Vice Chairman of The Banc Corporation since December 1998. Since October 1995, Mr. Striplin has been the Chairman and Chief Executive Officer of Nelson-Brantley Glass Contractors, Inc. and Chairman and Chief Executive Officer of Clearview Properties, Inc. Until October 1995, Mr. Striplin had been Chairman of the Board and Chief Executive Officer of Circle "S" Industries, Inc., a privately-owned bonding wire manufacturer. Mr. Striplin is a member of the Board of Directors of HEALTHSOUTH Corporation, a publicly-traded provider of rehabilitative health care services, Kulicke & Soffa Industries, Inc., a publicly-traded manufacturer of electronic equipment.



     Marie Swift has been a director of The Banc Corporation since September 1998 and served as a director of Warrior Capital Corporation from its incorporation in 1982 until it was merged into The Banc Corporation on September 24, 1998. Ms. Swift served as Secretary of The Banc Corporation from September 1998 to December 1998. Ms. Swift has been President of The Bank-Warrior since January 1998. Prior to that, she served as Senior Vice President of Warrior Savings Bank from 1982 until 1998.



     James A. Taylor has been Chairman of the Board and Chief Executive Officer of The Banc Corporation since its incorporation in 1998. Mr. Taylor served as President of The Banc Corporation from its incorporation until November 1998 and from February 1999 until September, 2000. Mr. Taylor served as Chairman of the Board, President and Chief Executive Officer of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Taylor was Founder, Chairman of the Board and Chief Executive Officer of Alabama National BanCorporation, a publicly-traded bank holding company based in Birmingham, Alabama, from its incorporation in 1986 until his retirement in April 1996. From 1981 until 1996, Mr. Taylor served as Chairman of the Board and Chief Executive Officer of various banks and bank holding companies that ultimately comprised Alabama National BanCorporation. Mr. Taylor is also on the Board of Directors of Southern Energy Homes, Inc., a producer of manufactured housing, and the American Sports Medicine Institute.


     James A. Taylor, Jr. has been President and Chief Operating Officer of The Banc Corporation since September 2000. Mr. Taylor has served as a Director of The Banc Corporation since December 1998. Mr. Taylor served as Executive Vice President, General Counsel and Secretary of the Corporation from September 1998 until September 2000. Mr. Taylor served as Executive Vice President, General Counsel and Secretary of The Bank from December 1998 until November 1999. Mr. Taylor was a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998 and served as Executive Vice President and General Counsel of Warrior Capital Corporation from April 1998 until September 1998. From June 1996 until April 1998, Mr. Taylor served as Vice President -- Legal Services for MedPartners, Inc., now Caremark Rx, Inc. From July 1994 until December 1996, Mr. Taylor served as outside general counsel to Alabama National BanCorporation. From August 1990 until March 1996, Mr. Taylor was in private practice with a law firm in Birmingham, Alabama. Mr. Taylor is the son of James A. Taylor. From November 1, 1999 until April 2000, Mr. Taylor also served as a Senior Vice President of Vesta Insurance Group, Inc.



     T. Mandell Tillman has been a director of The Banc Corporation since November 6, 1998. Mr. Tillman was a director of Commerce Bank of Alabama from April 1995 until it was merged into The Bank on November 6, 1998. Mr. Tillman has served as Chairman of the Board of Real Property Services, Inc. since 1985. He holds the MAI and CRE designations.



     Johnny Wallis has been a director of The Banc Corporation since September 1998 and served as director of Warrior Capital Corporation from its incorporation in 1982 until it was merged into The Banc Corporation on September 24, 1998. Mr. Wallis served as the Chairman of the Board, President and Chief Executive Officer of Warrior Capital Corporation until October 1997. Mr. Wallis served as President of The Bank until January 1998 and served as Chairman of the Board of The Bank-Warrior until June 30, 2000.


CERTAIN INFORMATION CONCERNING THE BOARD OF DIRECTORS AND ITS COMMITTEES


     Pursuant to The Banc Corporation's Restated Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, with each class being as nearly equal in number as reasonably possible. One class, which includes Messrs. Taylor, Berte, Carter, Kent and Striplin and Drs. Andrews and Orso, holds office for a term that will expire at the annual meeting of shareholders in 2004; a second class, which includes Messrs. Campbell, Durden, Gittings, Jernigan, Jr., Mitchell, Ripps, Taylor, Jr. and Tillman, holds office for a term that will expire at the annual meeting of stockholders to be held in 2002; and a third class, which includes, Messrs. Dichiara, Hays, Jones, Scrushy, Smith, Stephens and Wallis and Ms. Swift, holds office for a term that will expire at the annual meeting of stockholders to be held in 2003. Each director holds office for the three-year term to which he or she is elected and until his or her successor is duly elected and qualified. At each annual meeting of The Banc Corporation's stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The Board of Directors elects officers annually. Those officers serve at the discretion of the Board of Directors.



     The Board of Directors currently has two committees: the Audit Committee and the Compensation Committee. The Board of Directors as a whole acts in place of a nominating committee.



     The Audit Committee is responsible for reviewing and supervising the financial controls of The Banc Corporation. The Audit Committee makes recommendations to the Board of Directors with respect to The Banc Corporation's financial statements and the appointment of independent auditors, reviews significant audit and accounting policies and practices, meets with The Banc Corporation's independent public accountants concerning, among other things, the scope of audits and reports, and reviews the performance of overall accounting and financial controls of The Banc Corporation. The Audit Committee consists of Messrs. Dichiara, Durden and Jernigan. During 2000, there were six meetings of the Audit Committee.

     The Compensation Committee is responsible for reviewing the performance of the officers of The Banc Corporation and recommending to the Board of Directors annual salary and bonus amounts for all officers of The Banc Corporation. The Compensation Committee also administers the Amended and Restated 1998 Incentive Stock Plan of The Banc Corporation and the Commerce Bank of Alabama Stock Option Plan. The Compensation Committee consists of Messrs. Kent and Striplin and Dr. Orso. During 2000, there were four meetings of the Compensation Committee. See "Executive Compensation and Other Information."



     The Board of Directors as a whole acts in place of a nominating committee. The Banc Corporation's Bylaws provide that nomination for the office of director may be made by stockholders only if written notice of such proposed nominations are delivered to or mailed and received at the principal executive offices of The Banc Corporation not less than 60 days nor more than 90 days prior to the meeting at which the election is to be held; provided, however, that in the event that less than 70 days' notice, or prior public disclosure of the date of the meeting, is given, or made, to stockholders, then, notice by the stockholders, to be timely, must be so delivered or mailed and received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice shall set forth (a) as to each person the stockholder proposes to nominate for election or re-election as a director (i) the person's name, age, business address, and residence address, (ii) the person's principal occupation or employment, (iii) the class and number of shares of The Banc Corporation that the person beneficially owns and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder, (ii) the class or series and number of shares of capital stock of The Banc Corporation that are owned beneficially or of record by the stockholder, (iii) a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in such notice, and (v) any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director, if elected. The Banc Corporation may require any proposed nominee to furnish such other information as may reasonably be required by The Banc Corporation to determine the eligibility of such proposed nominee to serve as a director of The Banc Corporation.


EXECUTIVE COMPENSATION


     Executive Officer Compensation. The following table presents certain information concerning compensation paid or accrued for services rendered to The Banc Corporation in all capacities during the years ended December 31, 2000, 1999 and 1998, for the chief executive officer and the four other most highly compensated executive officers of The Banc Corporation whose total annual salary and bonus in the last fiscal year exceeded $100,000. These executive officers are referred to collectively as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM
                                                                                             COMPENSATION
                                                         ANNUAL COMPENSATION                    AWARDS
                                           -----------------------------------------------   ------------
                                                                                OTHER         SECURITIES
                                                                               ANNUAL         UNDERLYING
    NAME AND PRINCIPAL POSITION HELD       YEAR   SALARY ($)   BONUS ($)   COMPENSATION(1)   OPTIONS (#)
    --------------------------------       ----   ----------   ---------   ---------------   ------------
James A. Taylor..........................  2000    $400,000    $     --       $188,029          15,000
  Chairman of the Board and                1999     250,000     150,000         72,909          75,000
  Chief Executive Officer                  1998     161,111      96,667         31,113         125,000
James A. Taylor, Jr.(2)..................  2000    $221,291    $     --       $ 19,648          15,000
  President and Chief Operating Officer    1999     164,742          --         57,760          15,000
  and Director                             1998     108,000      25,000         14,000          50,000
David R. Carter(3).......................  2000    $188,822    $     --       $ 11,159          50,000
  Executive Vice President, Chief          1999     162,000          --         56,604          15,000
  Financial Officer and Director           1998     162,000      25,000          8,968          50,000
Larry R. Mathews(4)......................  2000    $ 98,542    $ 39,417       $  3,505          75,000
  Vice Chairman of the Board
     and Chairman of the Board
     and Chief Executive Officer of The
     Bank
W. T. Campbell, Jr.(5)...................  2000    $137,742          --       $ 13,662           2,500
  Director and Chairman of                 1999     137,442          --         12,742              --
  The Bank of Sylacauga                    1998      22,500          --             --           5,000

---------------


(1) Represents the dollar value of board fees received and insurance premiums paid by The Banc Corporation with respect to life, health, dental and disability insurance and automobile allowance for the benefit of the named executive officer.

(2) Mr. Taylor, Jr. received $13,500 in consultation fees prior to his employment in 1998, which is included in his reported 1998 salary.
(3) Mr. Carter received $40,500 in consultation fees prior to his employment in 1998, which is included in his reported 1998 salary.

(4) Mr. Mathews served as Chairman of the Board and Chief Executive Officer of The Bank, The Banc Corporation's principal subsidiary from July 2000 until August 2001.

(5) Mr. Campbell has served as Director and Chairman of The Bank -- Sylacauga since November 1998. Mr. Campbell was Chairman of City National Corporation prior to its merger with The Bank in November 1998.

     Option Grants in 2000. The following table contains information concerning the grant of stock options under the Second Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation, and the Commerce Bank of Alabama Incentive Stock Option Plan to the named executive officers.


                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS
----------------------------------------------------------------------------------------------   ALTERNATIVE TO
                                                          PERCENT OF                              (F) AND (G):
                                             NUMBER OF      TOTAL                                  GRANT DATE
                                             SECURITIES    OPTIONS/                                  VALUE
                                             UNDERLYING      SARS                                --------------
                                              OPTIONS/    GRANTED TO    EXERCISE                   GRANT DATE
                                                SARS      EMPLOYEES        OF                       PRESENT
                                              GRANTED     IN FISCAL    BASE PRICE   EXPIRATION       VALUE
                   NAME                         (#)          YEAR        ($/SH)        DATE          $ (1)
                   ----                      ----------   ----------   ----------   ----------   --------------
James A. Taylor............................    15,000        3.99%       $6.00       6/20/10        $ 39,450
James A. Taylor, Jr........................    15,000        3.99         6.00       6/20/10          39,450
David R. Carter............................    15,000        3.99         6.00       6/20/10          39,450
Larry R. Mathews...........................    75,000       19.95         6.31       7/13/10         207,750
W. T. Campbell, Jr.........................     2,500         .66         6.00       6/20/10           6,575

---------------


(1) The fair value of the options granted was based upon the Black-Scholes pricing model. The Banc Corporation used the following weighted average assumptions for 2000: A risk free interest rate of 5.34%, a volatility factor of .30%, a weighted average expected to be of options (in years) of 6 and a dividend yield of 0%.


     Aggregated Option Exercises in 2000 and Option Values at Year End. The following table provides information with respect to options exercised by the named executive officers during 2000 and the number and value of securities underlying unexercised options held by the named executive officers at December 31, 2000.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                           YEAR-END OPTION/SAR VALUES

                                                                  NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED       IN-THE-MONEY
                                                                    OPTIONS/SARS AT         OPTIONS/SARS AT
                                                                    FISCAL YEAR-END         FISCAL YEAR-END
                                          SHARES       VALUE              (#)                     ($)
                                        ACQUIRED ON   REALIZED        EXERCISABLE/            EXERCISABLE/
                 NAME                   EXERCISE(#)     ($)          UNEXERCISABLE           UNEXERCISABLE
                 ----                   -----------   --------   ----------------------   --------------------
James A. Taylor.......................      --          --          108,000/107,000               --
James A. Taylor, Jr...................      --          --            39,000/41,000               --
David R. Carter.......................      --          --            39,000/41,000               --
Larry R. Mathews......................      --          --            15,000/60,000               --
W. T. Campbell........................      --          --              3,000/7,000               --

EMPLOYMENT AGREEMENTS


     James A. Taylor. The Banc Corporation entered into an employment agreement with Mr. Taylor dated as of November 1, 1997. Under the terms of his employment agreement, Mr. Taylor will serve as Chairman of the Board and Chief Executive Officer of The Banc Corporation and Chairman of the Board of The Bank. In addition, Mr. Taylor will be nominated to serve as a director of The Banc Corporation and each of its subsidiaries. Mr. Taylor will receive a minimum annual base compensation of $250,000 plus an incentive payment of 15% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club dues and may participate in other executive compensation plans. The term of the agreement is for three years which is renewable daily for an additional three-year term. If Mr. Taylor is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive three years base compensation, director's fees and all benefits or their cash equivalents. In addition, he would be entitled to a "gross-up" payment to cover any excise tax imposed on any severance payment to him. Mr. Taylor's employment agreement has been amended to include as part of his compensation the rental payments for the condominium The Banc Corporation provides for Mr. Taylor as a residence.



     The Banc Corporation entered into a deferred compensation agreement with Mr. Taylor on July 23, 1998. That agreement provides that The Banc Corporation shall fund the premium of two life insurance policies on Mr. Taylor's life which will provide a split dollar benefit to The Banc Corporation and Mr. Taylor's estate in the event of his death. Upon the termination of Mr. Taylor's employment for reasons other than death or Cause (as defined in the agreement), Mr. Taylor will become entitled to receive 15 annual payments in the approximate amount of $140,000 commencing April 15, 2007.



     James A. Taylor, Jr. The Banc Corporation has entered into an employment agreement with James A. Taylor, Jr., dated as of September 19, 2000. Under his employment agreement, Mr. Taylor, Jr. will serve as the President and Chief Operating Officer of The Banc Corporation. In addition, Mr. Taylor, Jr. will be nominated to serve as a director of The Banc Corporation and its subsidiaries. Mr. Taylor, Jr. will receive a base salary of $216,500 per year plus an incentive payment of 10% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club or athletic club dues and may participate in all other executive compensation plans. The term of the agreement is three years which is renewable daily for an additional three-year period. If Mr. Taylor, Jr. is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive three years base compensation fees and all benefits or their cash equivalents. In addition, he would be entitled to a "gross up" payment to cover any excise tax imposed on any severance payment to him.



     David R. Carter. The Banc Corporation has entered into an employment agreement with David R. Carter, effective as of September 19, 2000. Under his employment agreement, Mr. Carter will serve as the Executive Vice President and Chief Financial Officer of The Banc Corporation and Executive Vice President and Chief Financial Officer of The Bank. In addition, Mr. Carter will receive a base salary of $216,500 per year plus an incentive payment of 5% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club or athletic club dues and may participate in all other executive compensation plans. The term of the agreement is three years which is renewable daily for an additional three-year period. If Mr. Carter is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive three years base compensation, director's fees and all benefits or their cash equivalents. In addition, he would be entitled to a "gross up" payment to cover any excise tax imposed on any severance payment to him.



     W.T. Campbell, Jr. The Banc Corporation has entered into a three year employment agreement with Mr. Campbell dated as of October 30, 1998. Under his employment agreement, Mr. Campbell will serve as the Chairman of the Board for The Bank of Sylacauga. Mr. Campbell will receive a minimum annual salary of $135,000. The agreement provides that Mr. Campbell will be entitled to receive other benefits including a life insurance policy and may participate in other executive compensation plans. The agreement is terminable by The Banc Corporation only upon prior notice for a period equal to the remaining term. If Mr. Campbell is terminated for any reason other than "cause" as defined in this agreement, Mr. Campbell shall receive his annual compensation for three years following termination and may not, directly or indirectly, carry on, engage in or solicit similar business with any customer of The Banc Corporation in any county where The Banc Corporation or its subsidiaries do business.



     John F. Gittings. The Banc Corporation has entered into a three year employment agreement with Mr. Gittings dated as of October 30, 1998. Mr. Gittings serves as Chief Executive Officer of The Bank-Monroeville and receives a minimum annual salary of $100,000. The agreement provides that Mr. Gittings will be entitled to receive other benefits including life insurance, an automobile and may participate in other executive compensation plans. The Banc Corporation may terminate the agreement only upon prior notice for a period equal to the remaining term of the agreement. If Mr. Gittings is terminated for any reason other than "cause" as defined in the agreement, Mr. Gittings shall receive his annual compensation for three years following termination and may not, directly or indirectly, carry on, engage in or solicit similar business with a customer of The Banc Corporation in any county where The Banc Corporation or its subsidiaries do business.

     Marie Swift. The Bank has entered into a three year employment agreement with Ms. Swift dated as of January 1, 2001. Ms. Swift serves as President of The Bank of Warrior. The term of the agreement is for three years and will be reviewed annually by the Board of Directors. Ms. Swift receives a base salary of $100,000 per year plus any bonus which may be approved by The Bank's Board of Directors. In addition, The Bank must provide Ms. Swift an automobile.

DIRECTOR COMPENSATION


     Directors of The Banc Corporation receive $1,500 compensation for each meeting of the board attended and a retainer of $1,500 per quarter for serving as directors of The Banc Corporation. Directors are eligible to receive the grant of stock options under the Second Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation. Directors who are officers or employees of The Banc Corporation or its subsidiaries waive receipt of all fees, including the quarterly returns, for attending board meetings.



     The following directors of The Banc Corporation have entered into Deferred Compensation Agreements with The Banc Corporation effective as of September 1, 1999; Andrews, Berte, Campbell, Carter, Dichiara, Durden, Gittings, Hays, Jernigan, Jones, Kent, Orso, Ripps, Scrushy, Stephens, Swift, Taylor, Taylor, Jr., Tillman. Directors Taylor, Kent and Jernigan also have Deferred Compensation Agreements with The Bank. These agreements provide that The Banc Corporation will establish and fund investments and a Deferral Account for the director as provided in the agreement. Upon termination of a director's employment other than death or following a change in control, The Banc Corporation shall pay the director within 60 days of termination the amount equal to the Deferral Account Balance. If the director is terminated following a change in control, The Banc Corporation must pay the director the primary and secondary benefits. The primary benefit is the Deferral Account balance at the end of the Plan year immediately preceding the directors termination of service which is payable to the director in ten equal annual installments. The secondary benefit is the amount equal to the growth in the Deferred Account and must be paid within 60 days of the end of each plan year.


MANAGEMENT MATTERS


     There are no arrangements or understandings known to The Banc Corporation between any of the directors, nominees for director or executive officers of The Banc Corporation and any other person pursuant to which any such person was or is to be nominated or elected as a director or an executive officer except as otherwise disclosed herein. The following directors of The Banc Corporation were elected or nominated to the Board of Directors in connection with certain acquisitions: Steven C. Hays, Randall E. Jones and Mandell Tillman -- Commerce Bank of Alabama, Inc.; W.T. Campbell, Jr. -- City National Corporation; Earl Durden -- Emerald Coast Bancshares Inc.; and Jerry M. Smith -- C&L Banking Corporation and C&L Bank of Blountstown. See "Management of Corporation", "Executive Compensation" and "Employment Agreements".


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Messrs. Kent, Jr., Striplin, Jr. and Dr. Orso comprise the Compensation Committee. None of the members of the Compensation Committee is a former or current officer or employee of The Banc Corporation or any of its subsidiaries.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

     The Bank has entered into transactions with their directors, executive officers, significant stockholders and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management of The Bank involve more than normal credit risk or present other unfavorable features.


     On February 12, 1999, Emerald Coast Bancshares, Inc. was merged with and into The Banc Corporation. As a result of the merger, K. Earl Durden, who became a director of The Banc Corporation on December 15, 1998, received 205,534 shares of The Banc Corporation common stock.



     Emerald Coast Land Management leases three branches to Emerald Coast Bank. The rent payments in 2000 totaled $472,751. Emerald Coast Land Management is owned by former certain directors and officers of Emerald Coast Bank including
K. Earl Durden, a current director of The Banc Corporation.

                 PRINCIPAL STOCKHOLDERS OF THE BANC CORPORATION



     The following table sets forth, to the best of The Banc Corporation's knowledge, certain information regarding beneficial stock ownership of The Banc Corporation as of September 1, 2001, by: (a) each director and named executive officer of The Banc Corporation, (b) all directors and executive officers as a group, and (c) each stockholder known by The Banc Corporation to be the beneficial owner of more than 5% of the outstanding common stock of The Banc Corporation. Except as otherwise indicated, each person or entity listed below has sole voting and investment power with respect to all shares shown to be beneficially owned by him or it except to the extent such power is shared by a spouse under applicable law.



                                                             NUMBER OF SHARES OF       PERCENTAGE(1)(2)
                                                               THE CORPORATION            OF COMMON
NAME                       POSITION HELD                        COMMON STOCK             STOCK OWNED
----                       -------------                     -------------------       ----------------
James A. Taylor..........  Chairman of the Board and Chief          784,902(3)(4)            5.45%
                             Executive Officer
James Mailon Kent, Jr....  Vice Chairman                            220,002(5)               1.54%
Larry D. Striplin, Jr....  Vice Chairman                            234,002(5)(6)            1.62%
James A. Taylor, Jr. ....  President, Chief Operating               224,402(7)               1.57%
                             Officer and Director
David R. Carter..........  Executive Vice President, Chief           63,002(7)                  *
                             Financial Officer and Director
James R. Andrews, M.D....  Director                                 300,000(8)               2.10%
Neal R. Berte, Ed.D......  Director                                  29,000(8)                  *
W. T. Campbell, Jr. .....  Director                                 425,467(8)(9)            2.99%
Peter N. Dichiara........  Director                                 215,000(8)(10)           1.51%
K. Earl Durden...........  Director                                 429,068(8)(11)           3.01%
John F. Gittings.........  Director                                  61,513(12)(13)             *
Steven C. Hays...........  Director                                  79,096(8)(14)              *
Thomas E. Jernigan, Jr...  Director                                  30,000(5)                  *
Randall E. Jones.........  Director                                  53,079(8)                  *
Mayer Mitchell...........  Director                                 110,000(8)(15)              *
Ronald W. Orso, M.D. ....  Director                                 229,000(8)(16)           1.60%
Harold W. Ripps..........  Director                                 215,000(8)               1.51%
Richard M. Scrushy.......  Director                                 230,000(8)               1.61%
Jerry M. Smith...........  Director                                 179,585(17)              1.26%
Michael E. Stephens......  Director                                 240,353(8)               1.68%
Marie Swift..............  Director                                  58,600(8)                  *
T. Mandell Tillman.......  Director                                  58,874(8)(18)              *
Johnny Wallis............  Director                                 106,120(8)                  *
All executive officers
  and directors as a
  group (23 persons).....                                         4,575,067(19)             31.23%


---------------


 (1) Except as otherwise noted herein, percentage is determined on the basis of 14,305,021 shares of The Banc Corporation common stock outstanding plus securities deemed outstanding pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 13d-3, a person is deemed to be a beneficial owner of any security owned by certain family members and any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of The Banc Corporation common stock subject to currently exercisable options. An asterisk indicates beneficial ownership of less than one percent.

 (2) Percent for each named individual is calculated by treating any shares subject to options that are held by the named individual and that are exercisable within the next 60 days as if outstanding, but treating such option shares held by others and treating shares subject to options held by the named individual but not exercisable within 60 days as not outstanding.
 (3) Does not include 32,100 shares owned by his wife, or 30,000 shares owned by his son, Brett Taylor of which he disclaims ownership. Mr. Taylor's address is 17 North 20th Street, Birmingham, Alabama 35203.
 (4) Includes 126,000 shares subject to options.
 (5) Includes 8,000 shares subject to options.
 (6) Includes 6,000 shares as custodian for minor children.
 (7) Includes 42,000 shares subject to options.
 (8) Includes 4,000 shares subject to options.
 (9) Includes 17,143 shares held by wife and 42,432 shares held by his minor children.
(10) Includes 210,000 shares held by City Wholesale Grocery, Inc. of which he is President.
(11) Includes 203,534 shares held as co-trustee.
(12) Includes 5,000 shares subject to options.
(13) Includes 900 shares held by wife.
(14) Includes 4,046 shares held for benefit of his minor children.
(15) Includes 105,000 shares held by Mitchell Holdings, L.P., of which Mr. Mitchell is president of a general partner, Mitchell Investment Holdings, Inc.
(16) Includes 210,000 shares held by Birmingham OB/GYN Pension Plan of which he is Trustee.
(17) Includes 3,000 shares subject to options.
(18) Includes 4,670 shares held for benefit of children and 2,785 shares held by spouse.
(19) Includes 399,000 shares subject to options.

                    SELECTED FINANCIAL DATA -- CF BANCSHARES

     The following table sets forth selected financial data for CF Bancshares, Inc. and should be read in conjunction with the related consolidated financial statements and notes thereto. See "CF Bancshares, Inc. and Subsidiaries Consolidated Financial Statements."

                                                JUNE 30,                         DECEMBER 31,
                                           ------------------   -----------------------------------------------
                                             2001      2000      2000      1999      1998      1997      1996
                                           --------   -------   -------   -------   -------   -------   -------
                                              (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS)
SELECTED STATEMENT OF FINANCIAL CONDITION
  DATA:
Total assets.............................  $105,233   $90,556   $94,720   $75,222   $69,047   $69,134   $69,164
Loans, net of unearned income............    88,153    77,972    82,529    66,701    60,585    60,862    60,770
Investment securities....................     2,756     2,332     3,209     1,814        --       385       635
Deposits.................................    80,178    71,505    73,103    60,146    55,936    61,660    60,285
Stockholders' Equity.....................     8,115     7,437     7,743     7,185     6,584     6,277     5,928
SELECTED STATEMENT OF INCOME DATA:
Interest income..........................     3,997     3,178     6,932     5,414     5,501     5,576     5,191
Interest expense.........................     2,337     1,767     4,003     2,956     3,023     3,099     2,811
                                           --------   -------   -------   -------   -------   -------   -------
  Net interest income....................     1,660     1,411     2,929     2,458     2,478     2,477     2,380
Provision for loan losses................        96        43       100       173        74       128        54
Noninterest income.......................       263       255       504     1,043       364       512       285
Other noninterest expense................     1,034     1,029     2,051     2,055     1,750     1,501     1,767
                                           --------   -------   -------   -------   -------   -------   -------
  Income before income taxes.............       793       594     1,282     1,273     1,018     1,360       844
Income taxes.............................       297       220       476       472       379       501       309
                                           --------   -------   -------   -------   -------   -------   -------
  Net income.............................  $    496   $   374   $   806   $   801   $   639   $   859   $   535
                                           ========   =======   =======   =======   =======   =======   =======
PER SHARE DATA:
Net income -- basic......................  $   2.93   $  2.21   $  4.77   $  4.75   $  3.82   $  5.07   $  3.11
           -- diluted....................      2.93      2.21      4.76      4.74      3.78      5.07      3.11
Dividends per share......................      0.75      0.75      1.50      1.25      2.00      2.00      1.50
PERFORMANCE RATIOS:
Return on average assets(1)..............      0.99%     0.90%     0.93%     1.10%     0.92%     1.23%     0.80%
Return on average equity(1)..............     12.64     10.70     10.82     11.62      9.89     14.07      9.21
ASSETS QUALITY RATIOS:
Allowance for loan losses to
  nonperforming loans....................     61.84%   150.00%    74.87%   324.14%    99.04%    68.68%    19.11%
Allowance for loan losses to loans, net
  of unearned income.....................      0.39      0.32      0.35      0.42      0.34      0.32      0.21
Nonperforming loans to loans, net of
  unearned income........................      0.63      0.21      0.47      0.13      0.34      0.46      1.11
Net loan charge-offs to average
  loans(1)...............................      0.10      0.21      0.12      0.15      0.10      0.11      0.04

---------------

(1) Interim period ratios are annualized

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS -- CF BANCSHARES

BASIS OF PRESENTATION

     The following is a narrative discussion and analysis of significant changes in CF Bancshares, Inc., ("CF Bancshares") results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and selected financial data included elsewhere in this document.

     CF Bancshares has two wholly-owned subsidiaries; it's banking subsidiary is Citizens Federal Savings Bank of Port St. Joe, a federally-chartered savings bank headquartered in Port St. Joe, Florida which operates 3 banking offices in the panhandle of Florida. CF Bancshares' nonbanking subsidiary is Citizens Properties, Inc., which was established in 1997 as a property management and development company; its only current business activity is the ownership of three developed lots.

FORWARD LOOKING STATEMENTS

     This discussion contains information and forward-looking statements that are based on CF Bancshares' belief as well as certain assumptions made by, and information currently available to, CF Bancshares. This risks and uncertainties that may affect operations, performance, growth projections and the results of CF Bancshares' business include, but are not limited to, fluctuations in the economy, the relative strength and weakness in the commercial and consumer sector and in the real estate market, the actions taken by the Federal Reserve Board for the purpose of managing the economy, interest rate movements, the impact of competitive products, services and pricing, timely development by CF Bancshares of technology enhancements for its products and operating systems, legislation and similar matters. Although management of CF Bancshares believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results may vary materially from those anticipated, estimated, projected or expected.

PENDING ACQUISITION


     On August 30, 2001, CF Bancshares entered into the Plan of Merger to merge with The Banc Corporation. Under the terms of the Plan of Merger, The Banc Corporation will pay either cash or exchange shares of The Banc Corporation common stock for all outstanding shares of CF Bancshares. The merger is subject to both regulatory and stockholder approval.


FINANCIAL OVERVIEW

     Total assets of the CF Bancshares were $ 105.2 million at June 30, 2001, an increase of $ 10.5 million, or 11.1%, from $94.7 million at December 31, 2000. Total deposits were $80.2 million at June 30, 2001, an increase of $7.1 million, or 9.7%, from $73.1 million at December 31, 2000. Total stockholders' equity was $8.1 million at June 30, 2001, an increase of $372,000, or 4.8%, from $7.7 million as of December 31, 2000.

     Net earnings for the six-month period ended June 30, 2001 was $496,000, compared to $374,000, for the six-month period ended June 30, 2000, an increase of $122,000, or 32.6%. Basic and diluted net earnings per share was $2.93 and $2.21 for the first six months of 2001 and 2000, respectively. Return on average assets, on an annualized basis, was .99% for the first six months of 2001 compared to .90% for the first six months of 2000. Return on average stockholders' equity, on an annualized basis, was 12.64% for the first six months of 2001 compared to 10.70% for first six months of 2000. Book value per share at June 30, 2001 was $47.92 compared to $45.81 at December 31, 2000.

RESULTS OF OPERATIONS

     SIX MONTHS ENDED JUNE 30, 2001, COMPARED WITH SIX MONTHS ENDED JUNE 30,
2000

     The growth in net earnings during the first six months of 2001 compared to the first six months of 2000 is primarily the result of an increase in net interest income. Net interest income is the difference between the income earned on interest-earning assets and interest paid on interest-bearing liabilities used to support such assets. Net interest income increased $249,000 or 17.7% to $1.7 million, for the first six months of 2001 from $1.4 million, for the first six months of 2000. The increase in net interest income was partially offset by an increase in the provision for loan losses. During the first six months of 2001, the provision for loan losses increased $53,000, or 123.3% to $96,000, compared to $ 43,000, for the first six months of 2000.

     Average interest-earning assets for the first six months of 2001 increased $15.7 million, or 20.1% to $93.5 million from $77.8 million in the first six months of 2000. This growth in average interest-earning assets during the first six months of 2001 was funded by a $15.7 million increase in average interest-bearing liabilities. Average interest-bearing liabilities were $86.8 million during the first six months of 2001 compared to $71.1 million during the first six months of 2000. Average interest bearing assets produced an average yield of 8.62% and 8.21% for the first six months of 2001 and 2000, respectively. The average rate paid on interest bearing liabilities was 5.43% for the first six months of 2001 compared to 5.00% for the first six months of 2000. CF Bancshares' net interest-rate spread and net interest margin were 3.19% and 3.58%, respectively, for the first six months of 2001, compared to 3.21% and 3.65% for the first six months of 2000.

     The decline in net interest-spread and margin is primarily the result of a rise in the volume of higher cost sources of funds such as certificates of deposit and Federal Home Loan Bank borrowings. These funds were needed to meet strong loan demand, which accounted for the increase in the average interest-earning assets during the first six months and second quarter of 2001.

     Noninterest income increased $8,000, or 3.1%, to $ 263,000 for the first six months of 2001 from $255,000 for the first six months of 2000. This increase is primarily attributable to growth in service charge income. Income from service charges on deposits was $169,000, or 64.3% of total noninterest income, an increase of $25,000 from $144,000 in 2000.

     Noninterest expense remained level at $1.03 million for the first six months of 2001 and 2000. Salaries and benefits, the largest component of noninterest expenses, decreased $13,000, or 2.6%, to $494,000 for the first six months of 2001 from $507,000 for the first six months of 2000.

     CF Bancshares' income tax expense was $296,000 and $221,000 for the first six months of 2001 and 2000, respectively. This represents a 37% effective tax rate for CF Bancshares.

     During the first six months of 2001, the provision for loan losses increased $53,000, or 123.3% to $96,000, compared to $43,000, for the first six months of 2000. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing losses in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. The allowance for loan losses at June 30, 2001, totaled $342,000, or .39% of total loans, compared to $289,000, or .35% of total loans at December 31, 2000. CF Bancshares prepares an analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, CF Bancshares estimates the allowance using factors such as historical loss experience based on volume and types of loans, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information.

YEAR ENDED DECEMBER 31, 2000, COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     CF Bancshares' net earnings increased $5,000, or .62% to $806,000 for the year ended December 31, 2000, from $801,000 for the year ended December 31, 1999. This increase is due primarily to increases in CF Bancshares' net interest income offset by declines in noninterest income and the provision for loan losses. CF Bancshares' return on average assets in 2000 was .91%, compared to 1.10% in 1999. Return on average equity was 10.80% in 2000 compared to 11.63% in 1999. Average equity to average assets was 8.46% in 2000 compared to 9.43% in 1999.

     Net interest income increased $471,000, or 19.2% to $2.9 million for the year ended December 31, 2000, from $2.5 million for the year ended December 31, 1999 as interest income increased $1.5 million, or 28.0%, and interest expense increased $1.0 million, or 35.4%. The increase in net interest income is primarily attributable to a $14.5 million, or 22.9% increase in average loans to $77.7 million during 2000, from $63.2 million during 1999. This increase was offset by a $14.0 million or 22.7% increase in average interest-bearing liabilities to $76.0 million during 2000, from $62.0 million during 1999.

     CF Bancshares' net interest-rate spread and net interest margin were 3.07% and 3.52%, respectively, in 2000, compared to 3.26% and 3.64% in 1999. The 19 basis point decline in net interest-rate spread is primarily the result of an increase in rates paid on interest-bearing liabilities during 2000, offset in part by increased volume and yields earned on the loan portfolio. The rise in volume and rates of interest bearing liabilities is primarily the result of an increase in time deposits, which constituted a significant source of funding for the increase in loan volume. Time deposits typically carry higher interest rates than other sources of deposit funding, however, these funds were necessary to meet loan demand.

     The provision for loan losses was $100,000 for the year ended December 31, 2000 compared to $173,000 in 1999. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing losses in the loan portfolio. CF Bancshares had net charge-offs of $93,000 in 2000, resulting in a ratio of net charge-offs to average loans of .12%, compared to $97,000 or .15% in 1999. Net charge-offs, as a percentage of the provision for loan losses, were 93.00% in 2000, compared to 56.07% in 1999.

     Noninterest income decreased $539,000, or 51.7% to $504,000 in 2000, from $1.0 million in 1999, primarily as the result of a $591,000 decline in the gain from the sale of developed real estate. Income from service charges on deposits was $298,000, or 59.1% of total noninterest income, an increase of $42,000 from $256,000 in 1999. Income from other service charges and fees was $163,000, or 32.3% of total noninterest income, an increase of $25,000 or 18.1% from $138,000 in 1999, primarily due to income received from printing customer checks in-house.

     Noninterest expense remained level at $2.1 million for the years ended December 31, 2000 and 2001. Salaries and employee benefits decreased $76,000, or 6.9% to $1.02 million in 2000 compared to $1.10 million in 1999. The decrease in salaries and benefits primarily resulted from the completion of the funding of directors retirement plan in the early part of 2000. At December 31, 2000, CF Bancshares had 26 employees compared to 25 at December 31, 1999. All other noninterest expenses increased $72,000, or 7.5% to $1.03 million, compared to $959,000 in 1999. This increase in other expenses included a $41,000 increase in occupancy expenses. Occupancy expenses increased during 2000 as a result of the opening of the new Apalachicola office in June, 1999.

     CF Bancshares' income tax expense was $476,000 and $472,000 in 2000 and 1999, respectively. This represents a 37% tax rate for CF Bancshares.

YEAR ENDED DECEMBER 31, 1999, COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     CF Bancshares' net earnings increased $162,000 to $801,000 in the year ended December 31, 1999, from $639,000 in the year ended December 31, 1998. This increase is due primarily to increases in CF Bancshares' noninterest income, offset by increases in the provision for loans losses and noninterest expenses. CF Bancshares' return on average assets in 1999 was 1.10%, compared to .92% in 1998. Return on average equity was 11.63% in 1999 compared to 9.94% in 1998. Average equity to average assets was 9.43% in 1999 compared to 9.25% in 1998.

     Net interest income decreased $20,000, or .8% to $2.46 million for the year ended December 31, 1999, from $2.48 million for the year ended December 31, 1998 as interest income decreased $87,000, or 1.6%, and interest expense decreased $67,000, or 2.2%. The decrease in net interest income is primarily attributable to a decline in the average yield earned on loans offset by a decline in the average rate paid on time deposits. The decline in rates was partially offset by an increase in the volume of loans and a decrease in the volume of time deposits.

     CF Bancshares' net interest rate spread and net interest margin were 3.26% and 3.64%, respectively, in 1999, compared to 3.33% and 3.81% in 1998. The 9 basis point decline in net interest margin is primarily the result of lower yields in the loan portfolio during 1999 offset in part by a lower average rate on interest bearing liabilities. The lower yields in the loan portfolio are primarily the result of reduction in interest rates on adjustable rate loans which comprise approximately 70% of the loan portfolio.

     The provision for loan losses was $173,000 for the year ended December 31, 1999 compared to $74,000 in 1998. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing losses in the loan portfolio. CF Bancshares had net charge-offs of $97,000 in 1999, resulting in a ratio of net charge-offs to average loans of .15%. This compares to $61,000 or .10% in 1998. Net charge-off loans as a percentage of the provision for loan losses was 56.07% in 1999, compared to 82.43% in 1998. The increase in net charge-off loans resulted primarily from a decline in the economic conditions created by the closing of the primary employer in the area.

     Noninterest income increased $679,000, or 186.5% to $1.04 million in 1999, from $364,000 in 1998, primarily as the result of $614,000 in gains from the sale of developed real estate. During 1999, CF Bancshares' Citizens Properties, Inc. developed a subdivision on Cape San Blas, Florida, consisting of 17 lots. During the year ended December 31, 1999 a majority of the lots were sold for a gain of $614,000. Income from service charges on deposit accounts was $256,000, or 24.5% of total noninterest income, an increase of $23,000 from $233,000 in 1998. Income from other service charges and fees was $138,000, or 13.2% of total noninterest income, an increase of $25,000 or 22.1% from $113,000 in 1998.

     Noninterest expense increased $305,000, or 17.4% to $2.06 million in 1999 from $1.75 million in 1998. Salaries and employee benefits increased $198,000 or 22.1% to $1.10 million in 1999 compared to $898,000 in 1998. The increase in salaries and benefits primarily resulted from the funding of the directors retirement plan. All other noninterest expenses increased $107,000, or 12.6% to $959,000, compared to $852,000 in 1998. This increase includes a $120,000 increase in occupancy expenses. Occupancy expenses increased during 1999 as a result of the opening of the new Apalachicola office and the installation of new data processing equipment.

     CF Bancshares' income tax expense was $472,000 and $379,000 in 1999 and 1998, respectively. This represents a 37% tax rate for CF Bancshares.

NET INTEREST INCOME

     The largest component of CF Bancshares' net earnings is its net interest income, which is the difference between the income earned on interest earning assets and interest paid on deposits and borrowings used in support of such assets. Net interest income is determined by the rates earned on CF Bancshares' interest earning assets, rates paid on its interest-bearing liabilities, the relative amounts of interest earning assets and interest-bearing liabilities, the degree of mismatch, and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents CF Bancshares' net interest margin.

     Average Balances, Income, Expenses and Rates. The following tables depict for the periods indicated, certain information related to the CF Bancshares' average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from monthly averages.

     CONSOLIDATED AVERAGE BALANCES, INTEREST/INCOME/EXPENSE AND YIELD/RATES

                                                                    YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------------------------------
                                                 2000                         1999                         1998
                                      --------------------------   --------------------------   --------------------------
                                      AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/
                                      BALANCE   EXPENSE    RATE    BALANCE   EXPENSE    RATE    BALANCE   EXPENSE    RATE
                                      -------   -------   ------   -------   -------   ------   -------   -------   ------
                                                                     (DOLLARS IN THOUSANDS)
                                                          ASSETS
Earning assets:
  Loans, net of unearned
    income(1).......................  $77,660   $6,519     8.39%   $63,189   $5,173     8.19%   $59,785   $5,214     8.72%
  Securities........................    2,511      203     8.08        800       60     7.50         90        6     6.67
  Other.............................    2,932      210     7.16      3,476      182     5.24      5,102      281     5.51
                                      -------   ------     ----    -------   ------     ----    -------   ------     ----
        Total interest-earning
          assets....................   83,103    6,932     8.34     67,465    5,415     8.03     64,977    5,501     8.47
Noninterest-earning assets:
  Cash and due from banks...........    2,249                        2,991                        2,530
  Premises and equipment............    2,184                        1,969                        1,444
  Accrued interest and other
    assets..........................      991                          807                          775
  Allowance for loan losses.........     (270)                        (215)                        (200)
                                      -------                      -------                      -------
        Total assets................  $88,257                      $73,017                      $69,526
                                      =======                      =======                      =======

                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings and NOW accounts..........  $15,650      440     2.81%   $14,478   $  415     2.87%   $13,063   $  372     2.85%
  Money market deposits.............    6,454      277     4.29      6,022      216     3.59      4,093      154     3.76
  Time deposits.....................   43,587    2,687     6.16     35,003    1,975     5.64     38,641    2,328     6.02
  FHLB advances.....................   10,313      599     5.81      6,458      350     5.42      3,000      169     5.63
                                      -------   ------             -------   ------             -------   ------
        Total interest-bearing
          liabilities...............   76,004    4,003     5.27     61,961    2,956     4.77     58,797    3,023     5.14
Noninterest-bearing liabilities:
  Demand deposits...................    4,307                        3,838                        4,001
  Accrued interest and other
    liabilities.....................      482                          333                          297
  Stockholders' equity..............    7,464                        6,885                        6,431
                                      -------                      -------                      -------
        Total liabilities and
          stockholders' equity......  $88,257                      $73,017                      $69,526
                                      =======                      =======                      =======
Net interest income/net interest
  rate spread.......................            $2,929     3.07%             $2,459     3.26%             $2,478     3.33%
                                                ======     ====              ======     ====              ======     ====
Net yield on earning assets.........                       3.52%                        3.64%                        3.81%
                                                           ====                         ====                         ====

---------------

(1) Nonaccrual loans are included in loans net of unearned income. No adjustment has been made for these loans in the calculation of yields.

     Analysis of Changes in Net Interest Income. The following table sets forth, on a taxable equivalent basis, the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the years ended December 31, 2000 and 1999.

                                                              YEAR ENDED DECEMBER 31(1)
                                              ----------------------------------------------------------
                                                      2000 VS 1999                  1999 VS 1998
                                              ----------------------------   ---------------------------
                                                           CHANGES DUE TO                 CHANGES DUE TO
                                               INCREASE    ---------------    INCREASE    --------------
                                              (DECREASE)   RATE    VOLUME    (DECREASE)   RATE    VOLUME
                                              ----------   -----   -------   ----------   -----   ------
                                                                (DOLLARS IN THOUSANDS)
Increase (decrease) in:
  Income from earning assets:
     Loans..................................    $1,346     $130    $1,216      $ (41)     $(328)  $ 287
     Securities.............................       143        5       138         54          1      53
     Other..................................        28       60       (32)       (99)       (13)    (86)
                                                ------     ----    ------      -----      -----   -----
          Total interest income.............     1,517      195     1,322        (86)      (340)    254
                                                ------     ----    ------      -----      -----   -----
  Expense from interest-bearing liabilities:
     Savings and NOW accounts...............        25       (9)       34         43          3      40
     Money market deposits..................        61       45        16         62         (7)     69
     Time deposits..........................       712      195       517       (353)      (142)   (211)
     FHLB advances..........................       249       27       222        181         (7)    188
                                                ------     ----    ------      -----      -----   -----
          Total interest expense............     1,047      258       789        (67)      (153)     86
                                                ------     ----    ------      -----      -----   -----
          Net interest income...............    $  470     $(63)   $  533      $ (19)     $(187)  $ 168
                                                ======     ====    ======      =====      =====   =====

---------------

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

MARKET RISK -- INTEREST RATE SENSITIVITY

     Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. CF Bancshares' primary market risk is interest rate risk.

     The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of interest rate sensitive earning assets and interest rate sensitive liabilities. The relationship of rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income and the fair value of CF Bancshares' assets and liabilities. Rate sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time period.

     CF Bancshares evaluates interest rate sensitivity risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing and off-balance sheet commitments in order to decrease interest rate sensitivity risk. CF Bancshares uses computer simulations to measure the net effect on the fair market value of its assets and liabilities of various interest rate scenarios. A fair market value analysis of CF Bancshares' assets and liabilities calculated under an instantaneous 100 basis point increase in rates estimates a $49,000 decline in market value as of December 31, 2000. A like decrease will increase market value $78,000. As of June 30, 2001 an instantaneous increase of 100 basis points will cause an estimated $540,000 decline in market value; a like decrease will increase market value $416,000. These simulated computations should not be relied upon as indicative of actual future results. Further, the computations do not contemplate certain actions that management may undertake in response to future changes in interest rates.

LIQUIDITY

     The goal of liquidity management is to provide adequate funds to meet changes in loan demand or any potential unexpected deposit withdrawals. Additionally, management strives to maximize its earnings by investing its excess funds in securities and other securitized loan assets with maturities matching its offsetting liabilities. See the "Selected Loan Maturity and Interest Rate Sensitivity" and the "Maturity Distribution of Investment Securities" tables.

     Historically, CF Bancshares has maintained a high loan-to-deposit ratio. To meet its short-term liquidity needs, CF Bancshares maintains core deposits and has borrowing capacity through the Federal Home Loan Bank ("FHLB"). Long-term liquidity needs are met primarily through these sources, the repayment of loans, and the maturity or sale of investment securities.

FINANCIAL CONDITION

     Total assets of the CF Bancshares were $ 105.2 million at June 30, 2001, an increase of $ 10.5 million, or 11.1%, from $94.7 million at December 31, 2000. The increase in total assets was funded by an increase in deposits and borrowings from the Federal Home Loan Bank ("FHLB"). CF Bancshares believes that FHLB borrowings are a reliable and relatively inexpensive source of funding when compared to market deposit rates in the markets in which the CF Bancshares conducts its business.

     Loans. Loans are the largest category of earning assets and typically provide higher yields than other types of earning assets. Loans involve inherent credit and liquidity risks which management attempts to control and counterbalance. At December 31, 2000, total loans net of unearned income were $82.5 million, an increase of $15.8 million from $66.7 million at December 31, 1999. This compares to increases of $6.2 million during 1999 from $60.6 million at December 31, 1998. The average yield of the loan portfolio was 8.39%, 8.19% and 8.72% for the years ending December 31, 2000, 1999 and 1998, respectively.

     Loan growth during the period ended December 31, 2000 was generated primarily in commercial real estate and consumer loans. At December 31, 2000, commercial real estate loans were $23.3 million, an increase of $7.5 million from $15.8 million at December 31, 1999. Consumer loans were $12.2 million at December 31, 2000, an increase of $7.0 million from $5.2 million at December 31, 1999. Consumer loans increased because of CF Bancshares' concentrated efforts in home equity loans and in single family improved lot loans.

     Loans, net of unearned income, totaled $88.2 million at June 30, 2001, an increase of 6.8%, or $5.6 million from $82.5 million at December 31, 2000, with average loans totaling $86.4 million for the first six months of 2001 compared to $73.3 million for the first six months of 2000. Loans, net of unearned income, comprised 90.2% of interest-earning assets at June 30, 2001, compared to 93.7% at December 31, 2000. The loan portfolio produced an average yield of 8.80% and 8.84% for the first six months of 2001 and 2000, respectively.

                       DISTRIBUTION OF LOANS BY CATEGORY

                                                                     DECEMBER 31
                                                   -----------------------------------------------
                                                    2000      1999      1998      1997      1996
                                                   -------   -------   -------   -------   -------
                                                                   (IN THOUSANDS)
Residential real estate..........................  $42,517   $41,415   $37,815   $39,466   $41,833
Commercial real estate...........................   23,250    15,788    12,180     8,969     6,908
Consumer.........................................   12,231     5,283     7,186     8,661     9,772
Commercial.......................................    4,355     2,569     1,514     1,789     1,161
Real estate construction.........................    3,807     3,806     2,968     3,475     2,655
                                                   -------   -------   -------   -------   -------
          Total loans............................   86,160    68,861    61,663    62,360    62,329
Unearned income..................................     (108)      (80)      (64)      (60)      (63)
Undisbursed portion of loans in process..........   (3,522)   (2,080)   (1,015)   (1,438)   (1,496)
Allowance for loan losses........................     (289)     (282)     (206)     (193)     (129)
                                                   -------   -------   -------   -------   -------
  Net loans......................................  $82,241   $66,419   $60,378   $60,669   $60,641
                                                   =======   =======   =======   =======   =======

     The repayment of loans as they mature is a source of liquidity for CF Bancshares. The following table sets forth CF Bancshares' loans in selected categories maturing within specified intervals at December 31, 2000.

              SELECTED LOAN MATURITY AND INTEREST RATE SENSITIVITY

                                                                                     RATE STRUCTURE FOR LOANS
                                                 MATURITY                                    MATURING
                            ---------------------------------------------------            OVER ONE YEAR
                                       OVER ONE YEAR                              -------------------------------
                            ONE YEAR   THROUGH FIVE                               PREDETERMINED     FLOATING OR
                            OR LESS        YEARS       OVER FIVE YEARS   TOTAL    INTEREST RATE   ADJUSTABLE RATE
                            --------   -------------   ---------------   ------   -------------   ---------------
                                                               (IN THOUSANDS)
Commercial................   $  159       $  966           $3,230        $4,355      $1,033           $3,163
Real estate
  construction............    3,751           56               --         3,807          56               --
                             ------       ------           ------        ------      ------           ------
                             $3,910       $1,022           $3,230        $8,162      $1,089           $3,163
                             ======       ======           ======        ======      ======           ======

     The information presented in the above table is based on the contractual maturities of the individual loans, including loans, which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio.

     Allowance for Loan Losses. CF Bancshares maintains an allowance for loan losses at a level that it believes is adequate to absorb losses in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credits and unfunded lines of credit. CF Bancshares prepares an analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, CF Bancshares estimates the allowance using factors such as historical loss experience based on volume and types of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information.

     CF Bancshares manages and controls risk in the loan portfolio through adherence to credit standards established by the Board of Directors and implemented by senior management. These standards are set forth in a formal loan policy, which establishes loan underwriting/approval procedure, sets limits on credit concentration and enforces regulatory requirements.

     Loan portfolio concentration risk is reduced through concentration limits for borrowers and collateral types and through geographical diversification. Concentration risk is measured and reported to senior management and the Board of Directors on a regular basis.

     CF Bancshares historically has allocated its allowance for loan losses to specific loan categories. Although the allowance is allocated, it is available to absorb losses in the entire loan portfolio.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                      DECEMBER 31
                           -------------------------------------------------------------------------------------------------
                                 2000                1999                1998                1997                1996
                           -----------------   -----------------   -----------------   -----------------   -----------------
                                    PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                    OF LOANS            OF LOANS            OF LOANS            OF LOANS            OF LOANS
                                    IN EACH             IN EACH             IN EACH             IN EACH             IN EACH
                                    CATEGORY            CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                    TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                           AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                           ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                (DOLLARS IN THOUSANDS)
Domestic
  Residential real
    estate...............   $ 29      49.4%     $ 28      60.1%     $ 20      61.3%     $ 19      63.3%     $ 12      67.1%
  Commercial real
    estate...............     29      27.0        28      22.9        20      19.8        19      14.4        12      11.1
  Consumer...............     86      14.2        85       7.7        60      11.7        60      13.9        40      15.7
  Commercial.............    130       5.0       135       3.7       100       2.5        90       2.9        62       1.9
  Real estate
    construction.........     15       4.4         6       5.6         6       4.7         5       5.5         3       4.2
                            ----     -----      ----     -----      ----     -----      ----     -----      ----     -----
                            $289     100.0%     $282     100.0%     $206     100.0%     $193     100.0%     $129     100.0%
                            ====     =====      ====     =====      ====     =====      ====     =====      ====     =====

     Net charge-offs were $93,000 for the year ended December 31, 2000 compared to $97,000 for the year ended December 31, 1999. The ratio of net charge-offs to average loans has averaged .10% for the five year period ended December 31, 2000, with a ratio of .12% in 2000 and .15% in 1999. Historically, net charge-offs have been more significant for commercial and consumer loans. Net charge-offs were $43,000 for the first six months of 2001. Net charge-offs to average loans on an annualized basis were .10% for the first six months of 2001.

     The allowance as a percentage of loans at December 31, 2000 was .35%. The allowance as a percentage of loans for the five-year period ending December 31, 2000 has averaged .33%. Allowance for loan losses as a percentage of nonperforming loans decreased to 74.87% at December 31, 2000 from 324.14% at December 31, 1999. Nonperforming loans increased $299,000 to $386,000 at December 31, 2000 from $87,000 at December 31, 1999. As a percent of net loans, nonperforming loans increased from .13% at December 31, 1999 to .47% at December 31, 2000.

     The allowance as a percentage of loans at June 30, 2001 was .39% compared to .35% at December 31, 2000. Allowance for loan losses as a percentage of nonperforming loans decreased to 61.84% at June 30, 2001 from 74.87% at December 31, 2000, as nonperforming loans increased to $553,000 at June 30, 2001 from $386,000 at December 31, 2000. As a percent of net loans, nonperforming loans increased from .47% at December 31, 2000 to .63% at June 30, 2001.

     The following table summarizes certain information with respect to CF Bancshares' allowance for loan losses and the composition of charge-offs and recoveries for the periods indicated.

                        SUMMARY OF LOAN LOSS EXPERIENCE

                                                                    YEAR
                                               -----------------------------------------------
                                                2000      1999      1998      1997      1996
                                               -------   -------   -------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
Allowance for loan losses at beginning of
  year.......................................  $   282   $   206   $   193   $   129   $   100
Charge-offs:
  Commercial.................................       34        --        53        --        --
  Real estate................................        2        47        --        --        --
  Consumer...................................       79        70        22        71        33
                                               -------   -------   -------   -------   -------
          Total charge-offs..................      115       117        75        71        33
Recoveries:
  Commercial.................................       --        --        --        --        --
  Real estate................................       --        --         6         7        --
  Consumer...................................       22        20         8        --         8
                                               -------   -------   -------   -------   -------
          Total recoveries...................       22        20        14         7         8
Net charge-offs..............................       93        97        61        64        25
Provision for loan losses....................      100       173        74       128        54
                                               -------   -------   -------   -------   -------
Allowance for loan losses at end of year.....  $   289   $   282   $   206   $   193   $   129
                                               =======   =======   =======   =======   =======

Loans at end of period, net of unearned
  income.....................................  $82,530   $66,701   $60,584   $60,862   $60,770
Average loans, net of unearned income........   77,660    63,189    59,785    60,816    57,528
Ratio of ending allowance to ending loans....      .35%      .42%      .34%      .32%      .21%
Ratio of net charge-offs to average loans....      .12%      .15%      .10%      .11%      .04%
Net charge-offs as a percentage of:
  Provision for loan losses..................    93.00%    56.07%    82.43%    50.00%    46.30%
  Allowance for loan losses..................    32.18%    34.40%    29.61%    33.16%    19.38%
Allowance for loan losses as a percentage of
  nonperforming loans........................    74.87%   324.14%    99.04%    68.68%    19.11%

     Nonperforming Loans. The following table represents CF Bancshares' nonperforming loans for the dates indicated.

                  NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

                                                                              DECEMBER 31,
                                                         JUNE 30,   --------------------------------
                                                           2000     2000   1999   1998   1997   1996
                                                         --------   ----   ----   ----   ----   ----
                                                                   (DOLLARS IN THOUSANDS)
Nonaccrual.............................................    $553     $386   $87    $ --   $ --   $ --
Past due (contractually past due 90 days or more)......      --       --    --     208    281    675
                                                           ----     ----   ---    ----   ----   ----
                                                           $553     $386   $87    $208   $281   $675
                                                           ====     ====   ===    ====   ====   ====

     A delinquent loan is generally placed on nonaccrual status when it becomes 90 days or more past due and management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. When a loan is placed on nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest income is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan, which may necessitate additional charges to earnings.

     Securities. As of December 31, 2000 and 1999, CF Bancshares carried in its held-to-maturity securities portfolio mortgage-backed securities totaling $3.2 million and $1.8 million, respectively. As of December 31, 1998 CF Bancshares did not hold any securities.

     The following table shows the scheduled maturities and average yields of securities held at December 31, 2000.

                 MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

                                                                                MATURING
                                           ----------------------------------------------------------------------------------
                                                            AFTER ONE BUT    AFTER FIVE BUT
                                             WITHIN ONE      WITHIN FIVE       WITHIN TEN       AFTER TEN
                                                YEAR            YEARS            YEARS            YEARS            TOTAL
                                           --------------   --------------   --------------   --------------   --------------
                                           AMOUNT   YIELD   AMOUNT   YIELD   AMOUNT   YIELD   AMOUNT   YIELD   AMOUNT   YIELD
                                           ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
                                                                         (DOLLARS IN THOUSANDS)
Securities held to maturity:
  Mortgage-backed securities.............   $ --      --%    $144    9.88%    $ --      --%   $3,066   8.89%   $3,209   8.89%
                                            ====    ====     ====    ====     ====    ====    ======   ====    ======   ====

     Short-Term Investments. Short-term investments as of December 31, 2000 consisted of overnight funds of $1.7 million compared to $940,000 at December 31, 1999.

     In addition to liquidity management, the CF Bancshares also utilizes short-term investments when the level of funds committed to lending and the investment portfolio change, or the level of deposit generation changes.

     Deposits. During 2000, average total deposits increased $10.7 million, or 20.0%, to $70.0 million, from $59.3 million in 1999. During 1999, average total deposits decreased $457,000, or .8% from $59.8 million in 1998. Deposit growth has been generated primarily internal growth in CF Bancshares' various markets.

     The following table sets forth average deposits of CF Bancshares by category for the periods indicated.

                                AVERAGE DEPOSITS

                                           2000                      1999                      1998
                                  -----------------------   -----------------------   -----------------------
                                    AVERAGE                   AVERAGE                   AVERAGE
                                    AMOUNT       AVERAGE      AMOUNT       AVERAGE      AMOUNT       AVERAGE
                                  OUTSTANDING   RATE PAID   OUTSTANDING   RATE PAID   OUTSTANDING   RATE PAID
                                  -----------   ---------   -----------   ---------   -----------   ---------
                                                            (DOLLARS IN THOUSANDS)
Noninterest-bearing demand
  deposits......................    $ 4,307         --%       $ 3,838         --%       $ 4,001         --%
Interest-bearing savings and
  NOW...........................     15,650       2.81         14,478       2.87         13,063       2.85
Interest-bearing money market...      6,454       4.29          6,022       3.59          4,093       3.76
Time deposits...................     43,587       6.16         35,003       5.64         38,641       6.02
                                    -------       ----        -------       ----        -------       ----
          Total average
            deposits............    $69,998       4.86%       $59,341       4.39%       $59,798       4.43%
                                    =======       ====        =======       ====        =======       ====

     Noninterest-bearing deposits totaled $3.5 million at December 31, 2000, an increase of 17.7%, or $520,000 from $2.9 million at December 31, 1999. Noninterest bearing deposits comprised 4.7% of total deposits at, December 31, 2000, compared to 4.9% at December 31, 1999.

     Interest-bearing deposits totaled $69.6 million at December 31, 2000, an increase of 21.7%, or $12.4 million from $57.2 million at December 31, 1999. The $12.5 million increase in interest bearing deposits from December 31, 1999 was generated primarily in through time deposits.

     During 2000, average interest-bearing deposits increased $10.2 million, or 18.4% to $65.7 million, from $55.5 million in 1999. During 1999, average interest-bearing deposits decreased $294,000, or 18.4%, to $55.5 million, from $55.8 million in 1998. Interest bearing deposits comprised 95.3% of total deposits at December 31, 2000, compared to 95.1% at December 31, 1999 and carried an average rate of 5.18%, 4.70% and 5.11% for the years ended December 31, 2000, 1999 and 1998, respectively.

     Noninterest-bearing deposits totaled $7.5 million at June 30, 2001, an increase of 118.6%, or $4.1 million from $3.5 million at December 31, 2000. Noninterest-bearing deposits comprised 9.4% of total deposits at June 30, 2001, compared to 4.7% at December 31, 2000.

     Interest-bearing deposits totaled $72.6 million at June 30, 2001, an increase of 4.3%, or $3.0 million from $69.6 million at December 31, 2000, with interest bearing deposits averaging $71.9 million for the first six months of 2001 compared to $62.4 million for the first six months of 2000. The $3.0 million increase in interest bearing deposits during the first six months of 2001 is comprised primarily of interest bearing NOW and money-market accounts. The average rate paid on all interest-bearing deposits during the first six months of 2001 was 5.34% compared to 4.95% for the first six months of 2000.

     Deposits, and particularly core deposits, have historically been the CF Bancshares' primary source of funding and have enabled CF Bancshares to meet successfully both its short-term and long-term liquidity needs. These core deposits represent 77.6% of the CF Bancshares' total deposits at December 31, 2000. CF Bancshares anticipates that such deposits will continue to be its primary source of funding in the future. CF Bancshares' loan-to-deposit ratio was 113.9% at December 31, 2000, compared to 110.9% at December 31, 1999. The maturity distribution of the CF Bancshares' time deposits over $100,000 at December 31, 2000 is shown in the following table.

                MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

UNDER 3    3-6      6-12      OVER
MONTHS    MONTHS   MONTHS   12 MONTHS    TOTAL
-------   ------   ------   ---------   -------
                (IN THOUSANDS)
$3,189    $3,073   $2,999    $7,119     $16,380
======    ======   ======    ======     =======

     Approximately 19.5% of CF Bancshares' time deposits over $100,000 had scheduled maturities within three months. CF Bancshares believes that large denomination certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

     Borrowed Funds. During 2000, average borrowed funds increased $3.9 million, or 59.7% to $10.3 million, from $6.4 million during 1999, which increased $3.4 million, or 115.3% from $3.0 million during 1998. The average rate paid on borrowed funds during 2000, 1999 and 1998 was 5.81%, 5.42% and 5.63%, respectively. Because of a relatively high loan-to-deposit ratio, the existence and stability of these funding sources are critical to CF Bancshares' maintenance of short-term and long-term liquidity.

     Borrowed funds as of December 31, 2000 consisted of advances from the FHLB. The following is a summary, by year of maturity, of advances from the FHLB as of December 31, 2000 and 1999 (in thousands):

                                                       2000                     1999
                                              ----------------------   ----------------------
                                                WEIGHTED                 WEIGHTED
YEAR                                          AVERAGE RATE   BALANCE   AVERAGE RATE   BALANCE
----                                          ------------   -------   ------------   -------
2000........................................        --%      $    --       6.22%      $1,000
2003........................................      4.79         3,000       4.79        3,000
2005........................................      7.07         2,000         --           --
2006........................................      6.70           250       6.70          250
2008........................................      5.95         3,000       5.95        3,000
2010........................................      6.41         5,000         --           --
                                                             -------                  ------
Total.......................................                 $13,250                  $7,250
                                                             =======                  ======

     The advances are secured by FHLB stock and a blanket lien on certain residential real estate loans. CF Bancshares has remaining approximately $6.6 million in unused lines of credit with the FHLB subject to the availability of qualified collateral as June 30, 2001.

     Advances from the FHLB increased $3.0 million to $16.3 million at June 30, 2001 from $13.3 million at December 31, 2000. Borrowings from the FHLB were used primarily to fund growth in the loan portfolio.

     Stockholder's Equity. Stockholder's equity increased $557,000 during 2000 to $7.7 million at December 31, 2000 from $7.2 million at December 31, 1999. The increase in stockholder's equity during 2000 primarily consisted of $806,000 in net earnings, less $253,000 in dividends.

     At June 30, 2001, total stockholders' equity was $8.1 million, an increase of $372,000 from $7.7 million at December 31, 2000. The increase in stockholder's equity during 2001 primarily consisted of $496,000 in net earnings, net of $127,0000 in dividends.

     Regulatory Capital. The table below represents the CF Bancshares' banking subsidiary's actual regulatory and minimum regulatory capital requirements at December 31, 2000 (dollars in thousands):

                                                                    FOR CAPITAL
                                                                      ADEQUACY        TO BE WELL
                                                      ACTUAL          PURPOSES       CAPITALIZED
                                                  --------------   --------------   --------------
                                                  AMOUNT   RATIO   AMOUNT   RATIO   AMOUNT   RATIO
                                                  ------   -----   ------   -----   ------   -----
Total Risk-Based Capital........................  $7,507   12.66%  $4,742   8.00%   $5,928   10.00%
Tier 1 Risk-Based Capital.......................   7,218   12.18    2,371   4.00     3,557    6.00
Leverage Capital................................   7,218    7.69    3,756   4.00     4,695    5.00

IMPACT OF INFLATION

     Unlike most industrial companies, the assets and liabilities of financial institutions such as the CF Bancshares are primarily monetary in nature. Therefore, interest rates have a more significant effect on the CF Bancshares' performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. CF Bancshares seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

                           BUSINESS OF CF BANCSHARES


     CF Bancshares is a unitary thrift holding company organized under the laws of the State of Florida. CF Bancshares is headquartered in Port St. Joe, Florida and operates primarily through its wholly-owned banking subsidiary, Citizens Federal Savings Bank of Port St. Joe, a federally-chartered savings bank. CF Bancshares', Citizens Federal's and Citizens Properties' corporate headquarters are located at 401 Cecil G. Costin, Sr. Boulevard, Port St. Joe, Florida 32456 and their telephone number is (850) 227-1416.


     Citizens Federal was originally chartered in 1956 as a federal mutual savings and loan association. Citizens Federal converted to a stock savings bank in 1991. Citizens Federal conducts business from its corporate office in Port St. Joe, Florida and its two full-service branch offices in Apalachicola and Mexico Beach, Florida. Citizens Federal is principally engaged in the business of attracting deposits from the general public and originating residential mortgage loans and, to a lesser extent, commercial real estate and consumer loans. In addition, a small portion of its assets are invested in securities. Citizens Federal is a member of the Federal Home Loan Bank of Atlanta and its deposit accounts are insured by the Federal Deposit Insurance Corporation.

     No material portion of the deposits of Citizens Federal has been obtained from a single or small group of customers and the loss of any customer's deposits or a small group of customers' deposits would not have a material adverse effect on the business of Citizens Federal.

     Citizens Properties was established on July 29, 1997, as a property management and development company. Citizens' Properties' primary activity has been the development of a residential subdivision in CF Bancshares' principal market area. At June 30, 2001, Citizens Properties only business activity was the ownership of three developed lots.

     At June 30, 2001, CF Bancshares had consolidated total assets of approximately $105.2 million, approximately $8.1 in stockholder's equity and approximately 26 full-time employees.

PRINCIPAL STOCKHOLDERS

     The following table contains information regarding the only people known to us to be the beneficial owners of 5% or more of the outstanding shares of CF Bancshares common stock as of the record date.

                                                              NUMBER OF   PERCENT
NAME OF BENEFICIAL OWNER                                      SHARES(1)   OF CLASS
------------------------                                      ---------   --------
Margaret Costin.............................................    8,840       5.2%
  P.O. Box 98
  Port St. Joe, Florida 32457
Dwight I. Marshall..........................................    8,699       5.5
  956 West Gorrie Drive
  St. George Island, Florida 32328
W. Hoyt Smithwick...........................................    9,000       5.3
  2430 Tuxedo Place
  Albany, Georgia 31707

---------------

(1) "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. Beneficial ownership as reported in the table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act. The percentages are based on 169,345 shares outstanding.

MANAGEMENT OF CF BANCSHARES

     Information relating to the business experience, age and beneficial ownership of CF Bancshares common stock for CF Bancshares directors and officers is set forth below.


Charles A. Costin,(1) age 40, is a director      6,363 shares of common stock,(2)
and the Corporate Secretary of CF                3.8% common stock outstanding
Bancshares. He has served as a director
since CF Bancshares' incorporation in 1996.
Mr. Costin also serves as a director and as
the Corporate Secretary for Citizens
Federal. He has been a director of Citizens
Federal since 1989. Mr. Costin is also a
director and the Corporate Secretary for
Citizens Properties, Inc., a wholly-owned
subsidiary of CF Bancshares. He is a
graduate of the University of Florida and
Nova Law School and is an attorney in the
law firm of Costin and Costin in Port St.
Joe.
Greg Johnson, age 54, is the President,          7,352 shares of common stock,(2)
Chief Executive Officer and a director of        4.4% common stock outstanding
CF Bancshares. He also serves as the
President, Chief Executive Officer and a
director of Citizens Federal, positions he
has held since 1989. Mr. Johnson is also
the President and Chief Executive Officer
of Citizens Properties, Inc.
Jasper LeRoy Smith, age 53, was first            3,955 shares of common stock,(2)
elected to the Board of Directors of CF          2.3% of common stock outstanding
Bancshares and Citizens Federal effective
October 1, 1999. He also serves as a
director of Citizens Properties, Inc. Mr.
Smith has been an insurance agent for the
past 27 years. He is the owner and
President of Hannon Insurance Agency, Inc.,
Port St. Joe. Mr. Smith is a graduate of
the University of Alabama.
David B. May, age 68, is the Chairman of         6,246 shares of common stock,(2)
the Boards of CF Bancshares and Citizens         3.7% of common stock outstanding
Federal. Mr. May has been a director of
Citizens Federal since 1975. He is also the
Chairman of the Board of Citizens
Properties, Inc. Mr. May is a graduate of
the University of Missouri and is a
certified real estate appraiser. He is the
retired former owner and operator of the
Western Auto Associates Store in Port St.
Joe.


---------------

(1) Stuart L. Shoaf and Charles A. Costin are brothers-in-law.
(2) Includes all shares of common stock owned by each director's spouse, or as custodian or trustee for minor children, and all shares over which such individual effectively exercises sole voting or investment power.

Stuart L. Shoaf,(1) age 48, is a director        5,071 shares of common stock,(2)
and the Treasurer of CF Bancshares,              3.0% of common stock outstanding
Citizens Federal and Citizens Properties,
Inc. Mr. Shoaf is President of St. Joe
Natural Gas Co., Inc. and a graduate of the
University of Tennessee.
Mary Kathleen Leibold, age 49, is the            1,695 shares of common stock,(2)
Senior Vice President and Chief Financial        1.00% of common stock outstanding
Officer for both CF Bancshares and Citizens
Federal. She has been an officer of
Citizens Federal since 1995 and of CF
Bancshares since 1996.
All Directors and Executive Officers as a        30,682 shares of common stock,(2)
Group (Six Persons)                              18.1% of common stock outstanding

MARKET FOR CF BANCSHARES COMMON STOCK

     CF Bancshares' authorized capital stock consists of 5,000,000 shares of common stock, of which 169,345 are issued and outstanding, and 1,000,000 shares of preferred stock of which no shares are outstanding. There is no organized trading market for CF Bancshares common stock. When shares are traded, they are traded in privately-negotiated transactions. CF Bancshares is aware that trades have occurred in the past few years. The last trade of which CF Bancshares is aware occurred July 16, 2001 for $45.71 per share.

     CF Bancshares' policy has been to pay a cash dividend whenever feasible, after taking into account CF Bancshares' capital needs and the attainment of corporate goals. CF Bancshares paid dividends two times a year in 1999 and 2000 totaling $1.25 per share in 1999 and $1.50 per share in 2000. CF Bancshares paid a dividend of $.75 per share in February 2001.

               COMPARISON OF RIGHTS OF CF BANCSHARES STOCKHOLDERS

                     AND THE BANC CORPORATION STOCKHOLDERS



     CF Bancshares is incorporated in Florida, and The Banc Corporation is incorporated in Delaware. After the merger, the former CF Bancshares stockholders will have their rights and obligations as The Banc Corporation stockholders governed by Delaware law. A summary comparison of the material rights of a stockholder under The Banc Corporation's Restated Certificate of Incorporation and Bylaws and the rights of a CF Bancshares stockholder under the CF Bancshares' Articles of Incorporation and Bylaws is described below. The information set forth below is qualified in its entirety by reference to Restated Certificate of Incorporation and Bylaws of The Banc Corporation and to the Articles of Incorporation and the Bylaws of CF Bancshares.


CLASSES AND SERIES OF CAPITAL STOCK

     CF Bancshares. Pursuant to the CF Bancshares Articles of Incorporation, CF Bancshares is authorized to issue 5,000,000 shares of common stock, par value of $.01 per share, and 1,000,000 shares of preferred stock, par value of $.01 per share. As of August 31, 2001, there were 169,345 shares of CF Bancshares common stock issued and outstanding.


     The Banc Corporation. The Banc Corporation is authorized by its Restated Certificate of Incorporation to issue up to 30,000,000 shares of capital stock, of which 25,000,000 shares are designated common stock, par value $.001 per share, and 5,000,000 shares are designated preferred stock, par value $.001 per share. As of June 30, 2001, there were 14,248,721 shares of The Banc Corporation common stock outstanding. In addition, 1,500,000 shares of The Banc Corporation common stock have been reserved for future option grants under The Banc Corporation's stock option plans. The Board of Directors has the authority to issue The Banc Corporation preferred stock in one or more series and fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by the stockholders. As of June 30, 2001, there were no shares of preferred stock of The Banc Corporation issued and outstanding, and the Board of Directors does not currently intend to issue shares of preferred stock.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock will be subject to the Restated Certificate of Incorporation of The Banc Corporation which authorizes substantially more shares of common stock and preferred stock.


SIZE AND ELECTION OF THE BOARD OF DIRECTORS

     CF Bancshares. The Articles of Incorporation of CF Bancshares provide that the CF Bancshares Board of Directors shall consist of not more than 15, but not less than 3, members and divides the Board into three classes as nearly equal as possible, with staggered terms. The Board of Directors of CF Bancshares shall fix the size of the Board by resolution. Directors of CF Bancshares are elected by a plurality of votes cast at annual meetings of stockholders.


     The Banc Corporation. The Restated Certificate of Incorporation of The Banc Corporation divides the Board of Directors into three classes as nearly equal in number as is reasonably possible, with staggered terms. With a classified board of directors, at least two annual meetings of stockholders, instead of one, will be required to effect a change in the majority of the Board of Directors. The Bylaws provide that the Board of Directors shall consist of not more than 30 directors, nor less than three directors. The Board of Directors shall fix the size of the board by the resolution. Directors of The Banc Corporation are elected by a plurality of votes cast at the annual meeting of stockholders.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock with respect to the size and composition of the Board of Directors of The Banc Corporation will be governed by the Restated Certificate of Incorporation of The Banc Corporation described in the preceding paragraph.

REMOVAL OF DIRECTORS

     CF Bancshares. CF Bancshares' Articles of Incorporation provide that a director may be removed from office by the affirmative vote of the holders of at least 60% of the outstanding shares of capital stock entitled to vote generally for the election of directors.


     The Banc Corporation. The Banc Corporation's Bylaws provide that a director may be removed with or without cause by the vote of the holders of a majority of the shares of The Banc Corporation common stock entitled to vote at an election of directors, except as otherwise provided by applicable law.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock will be able to remove a director from the Board of Directors only by a vote of the holders of a majority of the shares of The Banc Corporation common stock entitled to vote at an election of directors, except as otherwise provided by applicable law.


DIVIDENDS

     CF Bancshares. Pursuant to the Florida Business Corporation Act, a board of directors may from time to time make distributions to its stockholders, subject to restrictions in its articles of incorporation, provided that no distribution may be made if, after giving it effect, (1) the corporation would not be able to pay its debts as they become due in the usual course of business, or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.


     The Banc Corporation. The Restated Certificate of Incorporation of The Banc Corporation authorizes the Board of Directors to declare a dividend to distribute to the stockholders, without a vote of the stockholders, any portion of the assets of The Banc Corporation which are available under Delaware law for distribution.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock with respect to the payment of dividends will be governed by the Restated Certificate of Incorporation of The Banc Corporation.


CONVERSION AND DISSOLUTION

     CF Bancshares. The CF Bancshares common stock cannot be converted into any other type of stock. The CF Bancshares Articles of Incorporation authorize the issuance of preferred stock; however, no preferred stock designation has been filed, nor is any preferred stock outstanding.


     The Banc Corporation. The Banc Corporation common stock cannot be converted into any other type of stock of The Banc Corporation. The Restated Certificate of Incorporation of The Banc Corporation authorizes the issuance of 5,000,000 shares of preferred stock, par value $.001 per share, and provides that shares of preferred stock may have the voting powers, preferences and other special rights (including, without limitation, the right to convert the shares of preferred stock into shares of The Banc Corporation common stock) as described in the Restated Certificate of Incorporation of The Banc Corporation or resolutions providing for the issuance of preferred stock of The Banc Corporation. If the Board of Directors designated a series of preferred stock, such preferred stock could be entitled to preferential payments in the event of dissolution of The Banc Corporation.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock with respect to conversion and dissolution will be subject to subordination to any preferred stock designated by the Board of Directors of The Banc Corporation to be entitled to preferential payments in the event of dissolution of The Banc Corporation.

AMENDMENT OR REPEAL OF THE INCORPORATION DOCUMENTS AND BYLAWS


     CF Bancshares. The Florida Business Corporation Act generally provides that a Florida corporation's articles of incorporation may be amended in certain minor respects without stockholder action, but the Florida Business Corporation Act requires most amendments to be adopted by the affirmative vote of a majority of the shares entitled to vote thereon upon recommendation of the board of directors. Unless the Florida Business Corporation Act requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present. The Florida Business Corporation Act also permits a board of directors to amend or repeal the bylaws unless the Florida Business Corporation Act or the stockholders provide otherwise. The stockholders entitled to vote have concurrent power to amend or repeal the bylaws. CF Bancshares' Articles of Incorporation provide that certain provisions including those relating to:


     - calling special meetings of the shareholders;

     - the composition and structure of the Board of Directors;

     - approval of certain business combination transactions;

     - indemnification of officers or directors; and


     - amendment of the Articles of Incorporation


may only be amended by the affirmative vote of the holders of at least 66% of the voting power of the shares of capital stock entitled to vote generally in the election of directors.


     The Banc Corporation. Under Delaware law, unless its certificate of incorporation or bylaws require a greater vote, amendment of a corporation's certificate of incorporation generally requires the approval of the holders of a majority of the outstanding stock entitled to vote thereon. If the amendment would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, the approval of the holders of a majority of the outstanding stock of such class or series is required to amend the certificate of incorporation. The Banc Corporation's Restated Certificate of Incorporation and Bylaws impose no greater voting requirement.



     The Banc Corporation's Restated Certificate of Incorporation and Bylaws provide that The Banc Corporation's Bylaws may be altered, amended or repealed by a vote of a majority of the entire Board of Directors of the Corporation, or by a majority of the outstanding stock entitled to vote thereon.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock with respect to amendment or repeal of The Banc Corporation's Restated Certificate of Incorporation or Bylaws will be governed by the provisions described in the preceding paragraphs.


SPECIAL MEETINGS OF STOCKHOLDERS

     CF Bancshares. CF Bancshares' Articles of Incorporation provide that a special meeting of shareholders may be called by a resolution adopted by a majority of the total number of authorized directors, the Chairman of the Board, the President or by shareholders owning at least 20% of the outstanding shares of CF Bancshares.


     The Banc Corporation. The Bylaws of The Banc Corporation provide that a special meeting of The Banc Corporation's stockholders, unless otherwise prescribed by law, may be called at any time by the Chairman of the Board, President or by order of the Board of Directors. Special meetings of stockholders prescribed by law for the election of directors shall be called by the Board of Directors, the Chairman of the Board, the President or the Secretary whenever "required" to do so by applicable law.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock with respect to the calling of special meetings of stockholders will be governed by The Banc Corporation's Bylaws.

LIABILITY OF DIRECTORS

     CF Bancshares. The Florida Business Corporation Act generally provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless: (i) the director breached or failed to perform his duties as a director and (ii) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) an unlawful distribution; (4) conscious disregard for the best interest of the corporation, or willful misconduct; or (5) recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of CF Bancshares of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to CF Bancshares and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy. CF Bancshares' Articles of Incorporation provide for the highest level of indemnification permitted by law.


     The Banc Corporation. Delaware law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to a corporation or its stockholders for damages for breach of the director's fiduciary duty, subject to certain limitations. The Restated Certificate of Incorporation of The Banc Corporation includes such a provision which, as described below, limits the liability to the fullest extent permitted under applicable law.



     The Restated Certificate of Incorporation of The Banc Corporation provides that a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:



     - for any breach of the director's duty of loyalty to The Banc Corporation or its stockholders;


     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of Delaware law, which concerns unlawful payments of dividends or expenditures of funds for unlawful stock purchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.


     While these provisions provide directors with protection from awards of monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of The Banc Corporation only if he or she is a director of The Banc Corporation and is acting in his or her capacity as director, and do not apply to officers of The Banc Corporation who are not directors.



     Therefore, as a consequence of and following the merger, the holders of CF Bancshares common stock exchanged for The Banc Corporation common stock with respect to the liability of directors will be governed by the provisions of the Restated Certificate of Incorporation of The Banc Corporation described above.



              DESCRIPTION OF CAPITAL STOCK OF THE BANC CORPORATION


AUTHORIZED CAPITAL STOCK


     The Restated Certificate of Incorporation of The Banc Corporation provides that The Banc Corporation may issue 5,000,000 shares of preferred stock, par value $.001 per share, and 25,000,000 shares of common stock, par value $.001 per share.

THE BANC CORPORATION COMMON STOCK



     Holders of The Banc Corporation common stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders and do not have pre-emptive rights. Cumulative voting is not permitted. This means that the holders of shares entitled to exercise more than 50 percent of the voting rights in the election of directors, for example, will be able to elect all The Banc Corporation's directors.



     The holders of The Banc Corporation common stock are entitled to dividends and other distributions as and if declared by the Board of Directors of The Banc Corporation out of funds legally available. See "Summary of Prospectus -- Proxy Statement -- Market and Market Prices." All outstanding shares of The Banc Corporation common stock are, and the shares to be issued in the merger will be, when issued pursuant to the Plan of Merger, fully paid and nonassessable. Upon the liquidation, dissolution or winding up of The Banc Corporation, the holders of The Banc Corporation common stock would be entitled to share pro rata in the distribution of all assets, if any, of The Banc Corporation remaining after payment or provision for payment of all The Banc Corporation's debts and obligations and preferred liquidation payments, if any, to holders of any outstanding shares of The Banc Corporation preferred stock. Shares of The Banc Corporation common stock are not subject to any redemption provisions and are not convertible into any other security or other property of The Banc Corporation. No share of The Banc Corporation common stock is subject to any call or assessment.



THE BANC CORPORATION PREFERRED STOCK



     The Board of Directors of The Banc Corporation, without further stockholder authorization, is authorized to issue shares of preferred stock in one or more series. The Board of Directors shall determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on The Banc Corporation common stock and one or more series of preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefore, and rights upon liquidation, dissolution or winding up, including preferences over The Banc Corporation common stock and one or more series of preferred stock of The Banc Corporation. Although The Banc Corporation has no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock of The Banc Corporation, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of The Banc Corporation or an unsolicited acquisition proposal.



CERTAIN PROVISIONS OF THE BANC CORPORATION'S CERTIFICATE OF INCORPORATION AND DELAWARE LAW



     Classified Board of Directors. The Restated Certificate of Incorporation and the Bylaws of The Banc Corporation provide for the Board of Directors of The Banc Corporation to be divided into three classes of directors, as nearly equal in number as is reasonably possible, with staggered three-year terms. One class of directors is elected every year. See "Management of The
Corporation -- Classified Board of Directors."



     The Banc Corporation believes that classification of the Board of Directors into three classes will help to assure the continuity and stability of the Board of Directors and the business strategies and policies as determined by the Board of Directors, since, generally, a majority of the directors at any given time will have had prior experience as directors of The Banc Corporation. The Banc Corporation believes that this, in turn, will permit the Board of Directors to more effectively represent the interests of stockholders.



     With three classes, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors of Banc Corporation. This classification may discourage proxy contests for the election of directors or purchases of a substantial block of The Banc Corporation common stock because classification tends to prevent a change in control in a relatively short period of time. This classification could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of The Banc Corporation. Under Delaware law, unless the certificate of incorporation otherwise provides, a director on a classified board may be removed by the stockholders of the corporation only for cause. The Banc Corporation's Restated Certificate of Incorporation does not provide otherwise.

     Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. The Banc Corporation's Restated Certificate of Incorporation provides that at an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting business must be (1) specified in the notice of posting (or any supplement thereof, given by or at the direction of the Board of Directors), (2) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (3) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of The Banc Corporation.



     Delaware Takeover Statute. The Banc Corporation is subject to Section 203 of Delaware law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:


     - before that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned;

     - by persons who are directors and also officers; and

     - by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS


     The Restated Certificate of Incorporation of The Banc Corporation contains a provision eliminating or limiting director liability to The Banc Corporation and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director:



     - for any breach of such director's duty of loyalty to The Banc Corporation or its stockholders.


     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

     - under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions.

     - for any transaction from which the director derived an improper personal benefit.


     This provision offers persons who serve on the Board of Directors of The Banc Corporation protection against awards of monetary damages resulting from breaches of their duty of care except as indicated above. As a result of this provision, the ability of The Banc Corporation or a stockholder of The Banc Corporation to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.


     In addition, the Restated Certificate of Incorporation and the Bylaws of The Banc Corporation provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee or agent of The Banc Corporation who by reason of the fact that he or she is a director, officer, employee or agent of The Banc Corporation, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for The Banc Corporation common stock is SunTrust Bank, Atlanta, 58 Edgewood Avenue, Room 275, Atlanta, Georgia 30303, 404-588-7831.


                                    EXPERTS


     The consolidated financial statements of The Banc Corporation at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, appearing in this prospectus-proxy statement have been audited by Ernst & Young, LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein which as to the year 1998, are based in part on the reports of Saltmarsh Cleaveland & Gund and Williams Cox Weidner and Cox, independent auditors. Such consolidated financial statements have been included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of CF Bancshares appearing in this prospectus-proxy statement have been audited by Hacker, Johnson & Smith, P.A. Such consolidated financial statements have been included in reliance upon such report on the authority of such firm as an expert in accounting and auditing.

                                 LEGAL MATTERS


     The validity of the shares of The Banc Corporation common stock to be issued to the stockholders of CF Bancshares pursuant to the merger will be passed upon by Haskell Slaughter Young & Rediker, L.L.C., Birmingham, Alabama. As of June 30, 2001, representatives of Haskell Slaughter Young & Rediker, L.L.C., beneficially owned 53,850 shares of The Banc Corporation common stock.

                         INDEX TO FINANCIAL STATEMENTS


THE BANC CORPORATION AND SUBSIDIARIES
Report of Independent Auditors..............................   F-2
Consolidated Statements of Financial Condition for the years
  ended December 31, 2000 and 1999..........................   F-6
Consolidated Statements of Income for the years ended
  December 31, 2000, 1999 and 1998..........................   F-7
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................   F-8
Consolidated Statements of Changes in Stockholders'
  Equity....................................................  F-10
Notes to Consolidated Financial Statements..................  F-11
Condensed Consolidated Statements of Financial Condition for
  the six months ended June 30, 2001........................  F-36
Condensed Consolidated Statements of Income for the six
  months ended June 30, 2001 and 2000.......................  F-37
Condensed Consolidated Statements of Cash Flow for the six
  months ended June 30, 2001 and 2000.......................  F-38
Notes to Condensed Consolidated Financial Statements........  F-39
CF BANCSHARES, INC. AND SUBSIDIARIES
Independent Auditors' Report................................  F-42
Consolidated Balance Sheets for the years ended December 31,
  2000 and 1999.............................................  F-43
Consolidated Statements of Earnings for the years ended
  December 31, 2000, 1999 and 1998..........................  F-44
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 2000, 1999 and 1998..............  F-45
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-46
Notes to Consolidated Financial Statements, December 31,
  2000 and 1999 for the years in ended December 31, 2000,
  1999 and 1998.............................................  F-47
Condensed Consolidated Balance Sheets (Unaudited) for the
  six months ended June 30, 2001............................  F-59
Condensed Consolidated Statements of Earnings (Unaudited)
  for the six months ended June 30, 2001 and 2000...........  F-60
Condensed Consolidated Statement of Stockholders' Equity
  (Unaudited) for the six months ended June 30, 2001........  F-61
Condensed Consolidated Statements of Cash Flows (Unaudited)
  for the six months ended June 30, 2001 and 2000...........  F-62
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................  F-63

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Banc Corporation

     We have audited the accompanying consolidated statements of financial condition of The Banc Corporation and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Emerald Coast Bancshares, Inc., C&L Bank of Blountstown and C&L Banking Corporation as of and for the year ended December 31, 1998, which statements combined reflect net interest income constituting 33% of the related consolidated totals in 1998. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Emerald Coast Bancshares, Inc, C&L Bank of Blountstown and C&L Banking Corporation, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Banc Corporation and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Birmingham, Alabama
March 1, 2001

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Banc Corporation

     We have audited and reported on the consolidated statements of financial condition of Emerald Coast Bancshares, Inc. and Subsidiary as of December 31, 1998 and 1997 and the consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997, prior to their inclusion in the consolidated financial position of The Banc Corporation and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the management of Emerald Coast Bancshares, Inc. and Subsidiary. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emerald Coast Bancshares, Inc. and Subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

                                          Saltmarsh Cleaveland & Gund

Pensacola, Florida
March 19, 1999

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Banc Corporation

     We have audited and reported on the statements of financial condition of C & L Bank of Blountstown as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended December 31, 1998 and 1997. These financial statements are the responsibility of the management of C & L Bank of Blountstown. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C & L Bank of Blountstown as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Williams, Cox, Weidner and Cox

March 3, 1999
Marianna, Florida

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Banc Corporation

     We have audited and reported on the statements of financial condition of C & L Bank of Bristol as of December 31, 1998 and 1997, and the statements of income, changes in stockholders' equity, and cash flows for the years then ended December 31, 1998 and 1997. These financial statements are the responsibility of the management of C & L Bank of Bristol. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C & L Bank of Bristol as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          William, Cox, Weidner and Cox

March 3, 1999

Marianna, Florida

                     THE BANC CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 2000         1999
                                                              ----------    --------
                                                              (AMOUNTS IN THOUSANDS)
                                       ASSETS
Cash and due from banks.....................................  $   36,691    $ 31,825
Interest bearing deposits in other banks....................       2,427       1,862
Federal funds sold..........................................       3,120       5,843
Short-term commercial paper.................................          --      14,484
Securities available for sale...............................      91,316      65,439
Securities held to maturity (fair value of $4,317,000 and
  $5,411,000 in 2000 and 1999, respectively)................       4,389       5,477
Mortgage loans held for sale................................       4,324       2,127
Loans.......................................................     808,965     633,404
Unearned income.............................................        (820)       (627)
                                                              ----------    --------
Loans, net of unearned income...............................     808,145     632,777
Allowance for loan losses...................................      (8,959)     (8,065)
                                                              ----------    --------
          Net loans.........................................     799,186     624,712
Premises and equipment, net.................................      43,957      37,734
Accrued interest receivable.................................       8,615       6,286
Stock in FHLB and Federal Reserve Bank......................       6,922       3,461
Other assets................................................      28,268      28,177
                                                              ----------    --------
                                                              $1,029,215    $827,427
                                                              ==========    ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest bearing demand................................  $   88,910    $ 83,733
  Interest bearing demand...................................     178,221     160,044
  Savings...................................................      33,886      33,998
  Time deposits $100,000 and over...........................     236,647     180,641
  Other time................................................     289,640     224,101
                                                              ----------    --------
          Total deposits....................................     827,304     682,517
Advances from FHLB..........................................     104,300      62,500
Other borrowed funds........................................         534         295
Notes payable...............................................          --       7,104
Accrued expenses and other liabilities......................       7,202       6,163
                                                              ----------    --------
          Total liabilities.................................     939,340     758,579
Guaranteed preferred beneficial interests in the
  Corporation's subordinated debentures.....................      15,000          --
Stockholders' equity:
  Preferred stock, par value $.001 per share; shares
     authorized 5,000,000; shares issued -0-................          --          --
  Common stock, par value $.001 per share; shares authorized
     25,000,000; shares issued 14,385,021; outstanding
     14,345,021 in 2000 and 14,385,021 in 1999..............          14          14
  Surplus...................................................      47,756      47,756
  Retained earnings.........................................      27,640      23,283
  Accumulated other comprehensive loss......................        (325)     (2,205)
  Treasury stock, at cost -- 40,000 and -0- shares,
     respectively...........................................        (210)         --
                                                              ----------    --------
          Total stockholders' equity........................      74,875      68,848
                                                              ----------    --------
                                                              $1,029,215    $827,427
                                                              ==========    ========

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
                                                                (AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans................................  $68,467   $49,244   $34,310
  Interest on taxable securities............................    4,314     4,141     5,493
  Interest on tax exempt securities.........................      737       924       925
  Interest on federal funds sold............................      930       763     1,492
  Interest and dividends on other investments...............      587       485       252
                                                              -------   -------   -------
          Total interest income.............................   75,035    55,557    42,472
Interest expense:
  Interest on deposits......................................   34,967    24,101    19,616
  Interest expense on advances from FHLB and other borrowed
     funds..................................................    4,954     2,648       590
                                                              -------   -------   -------
          Total interest expense............................   39,921    26,749    20,206
                                                              -------   -------   -------
Net interest income.........................................   35,114    28,808    22,266
Provision for loan losses...................................    4,961     2,850     4,657
                                                              -------   -------   -------
Net interest income after provision for loan losses.........   30,153    25,958    17,609
Noninterest income:
  Service charges and fees..................................    3,986     3,350     3,007
  Mortgage banking income...................................    1,654     1,409       232
  Securities gains..........................................      131        83       279
  Other.....................................................    2,051     1,322       563
                                                              -------   -------   -------
          Total noninterest income..........................    7,822     6,164     4,081
Noninterest expense:
  Salaries and employee benefits............................   16,101    13,421    10,629
  Occupancy and equipment...................................    5,893     5,242     3,432
  Merger related costs......................................        -       744     1,466
  Other.....................................................   10,124     9,275     6,602
                                                              -------   -------   -------
          Total noninterest expenses........................   32,118    28,682    22,129
                                                              -------   -------   -------
Distributions on trust preferred securities.................      504         -         -
                                                              -------   -------   -------
Income (loss) before income taxes...........................    5,353     3,440      (439)
Income tax expense (benefit)................................      996       520      (724)
                                                              -------   -------   -------
Net income..................................................  $ 4,357   $ 2,920   $   285
                                                              =======   =======   =======
Average common shares outstanding...........................   14,384    14,335    13,115
Average common shares outstanding, assuming dilution........   14,387    14,362    13,210
Basic net income per common share...........................  $   .30   $   .20   $   .02
Diluted net income per common share.........................      .30       .20       .02

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
OPERATING ACTIVITIES:
Net income..................................................  $   4,357   $   2,920   $     285
Adjustments to reconcile net income to net cash provided by
  operations:
  Depreciation..............................................      2,598       2,194       1,786
  Net (accretion) amortization of securities................       (371)        (69)        301
  Gain on sale of securities available for sale.............       (131)        (83)       (279)
  Provision for loan losses.................................      4,961       2,850       4,657
  Decrease in accrued interest receivable...................     (2,329)     (1,055)       (326)
  Deferred income tax (benefit) expense.....................     (1,286)         46      (1,977)
  (Increase) decrease in mortgage loans held for sale.......     (2,197)      2,772      (4,899)
  Other operating activities, net...........................      2,429        (826)      1,382
                                                              ---------   ---------   ---------
          Net cash provided by operating activities.........      8,031       8,749         930
INVESTING ACTIVITIES:
(Increase) decrease in interest bearing deposits in other
  banks.....................................................       (565)       (814)        435
Decrease in federal funds sold..............................      2,723      22,422      19,705
Decrease (increase) in short-term commercial paper..........     14,719     (14,151)         --
Proceeds from sale of subsidiary's net assets...............         --       3,392          --
Proceeds from sales of securities available for sale........      4,578      18,283      65,170
Proceeds from maturities of securities available for sale...     13,244      19,426      39,509
Proceeds from maturities of securities held to maturity.....      1,076       1,231      15,926
Purchase of securities available for sale...................    (40,385)    (12,499)    (78,833)
Purchase of securities held to maturity.....................         --          --     (23,520)
Net increase in loans.......................................   (179,647)   (178,349)   (138,013)
Net cash received (paid) in business combinations...........         --      11,893      (5,786)
Purchase of premises and equipment..........................     (9,605)     (8,312)    (14,740)
Proceeds from sale of bank premises.........................         --          --       3,795
Other investing activities, net.............................     (3,461)     (9,804)     (3,447)
                                                              ---------   ---------   ---------
          Net cash used in investing activities.............   (197,323)   (147,282)   (119,799)

                     THE BANC CORPORATION AND SUBSIDIARIES

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
FINANCING ACTIVITIES:
Net increase in demand and savings deposits.................    23,242      6,450     67,170
Net increase in time deposits...............................   121,545     87,392     33,068
Increase in FHLB advances...................................    41,800     39,340     23,160
Net (decrease) increase in note payable.....................    (7,104)     7,104         --
Payments of other borrowed funds............................      (115)    (3,405)    (4,529)
Proceeds from trust preferred securities....................    15,000         --         --
Proceeds from issuance and reissuance of common stock.......        --      2,170     12,279
Purchase of treasury stock..................................      (210)        --         --
Dividends paid by pooled subsidiary.........................        --         --       (231)
                                                              --------   --------   --------
Net cash provided by financing activities...................   194,158    139,051    130,917
                                                              --------   --------   --------
Increase in cash and due from banks.........................     4,866        518     12,048
Cash and due from banks at beginning of year................    31,825     31,307     19,259
                                                              --------   --------   --------
Cash and due from banks at end of year......................  $ 36,691   $ 31,825   $ 31,307
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest..................................................  $ 38,132   $ 25,888   $ 19,710
  Income taxes..............................................     1,523      1,168      1,042
Sale of subsidiary's net assets financed by the
  Corporation...............................................        --      2,202         --
Assets acquired in business combinations....................        --     60,097     43,413
Liabilities assumed in business combinations................        --     58,353     36,113
Minority interest in subsidiary acquired by issuing common
  stock.....................................................        --         95        130

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                                                    ACCUMULATED
                                                                       OTHER
                                                                   COMPREHENSIVE                  TOTAL
                                     COMMON             RETAINED      INCOME       TREASURY   STOCKHOLDERS'
                                     STOCK    SURPLUS   EARNINGS      (LOSS)        STOCK        EQUITY
                                     ------   -------   --------   -------------   --------   -------------
Balance at January 1, 1998.........   $12     $33,085   $20,358       $   261       $  --        $53,716
  Comprehensive income:
     Net income....................    --          --       285            --          --            285
     Other comprehensive loss net
       of tax benefit of $111;
       unrealized losses on
       securities available for
       sale, arising during the
       period, net of
       reclassification
       adjustment..................    --          --        --          (163)         --           (163)
                                                                                                 -------
  Comprehensive income.............                                                                  122
  Issuance of 1,526,054 shares of
     common stock, net of direct
     costs.........................     2      12,116        --            --          --         12,118
  Stock options exercised..........    --         177        --            --          --            177
  Restricted shares issued by
     pooled subsidiary.............    --         114        --            --          --            114
  Redemption of common stock by
     pooled subsidiary.............    --          --       (49)           --          --            (49)
  Dividends declared by pooled
     subsidiaries..................    --          --      (231)           --          --           (231)
                                      ---     -------   -------       -------       -----        -------
Balance at December 31, 1998.......    14      45,492    20,363            98          --         65,967
  Comprehensive income:
     Net income....................    --          --     2,920            --          --          2,920
     Other comprehensive loss net
       of tax benefit of $1,459;
       unrealized losses on
       securities available for
       sale, arising during the
       period, net of
       reclassification
       adjustment..................    --          --        --        (2,303)         --         (2,303)
                                                                                                 -------
  Comprehensive income.............                                                                  617
  Issuance of 174,500 shares of
     common stock, net of direct
     costs.........................    --       1,628        --            --          --          1,628
  Stock options exercised..........    --         636        --            --          --            636
                                      ---     -------   -------       -------       -----        -------
Balance at December 31, 1999.......    14      47,756    23,283        (2,205)         --         68,848
  Comprehensive income:
     Net income....................    --          --     4,357            --          --          4,357
     Other comprehensive loss net
       of tax benefit of $1,155;
       unrealized gains on
       securities available for
       sale, arising during the
       period, net of
       reclassification
       adjustment..................    --          --        --         1,880          --          1,880
                                                                                                 -------
  Comprehensive income.............                                                                6,237
  Purchase of 40,000 shares of
     treasury stock................    --          --        --            --        (210)          (210)
                                      ---     -------   -------       -------       -----        -------
Balance at December 31, 2000.......   $14     $47,756   $27,640       $  (325)      $(210)       $74,875
                                      ===     =======   =======       =======       =====        =======

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Banc Corporation ("Corporation"), through its subsidiaries, provides a full range of banking and bank-related services to individual and corporate customers across Alabama and the panhandle of Florida. The accounting and reporting policies of the Corporation conform with generally accepted accounting principles and to general practice within the banking industry. The following summarizes the most significant of these policies.

BASIS OF PRESENTATION

     The Corporation's consolidated financial statements have been retroactively restated to reflect the pooling of interest business combinations with Emerald Coast Bancshares, Inc. ("Emerald"), which was consummated in the first quarter of 1999, and C&L Banking Corporation ("C&L") and C&L Bank of Blountstown ("Blountstown"), which were consummated in the second quarter of 1999. In addition, Blountstown was immediately merged into C&L's subsidiary to form a single bank subsidiary, the C&L Bank of Bristol.

     On July 13, 1999, the Corporation acquired BankersTrust of Alabama, Inc. ("BankersTrust") in a business combination accounted for as a purchase. As such, the Corporation's consolidated financial statements include the results of operations of BankersTrust only from its date of acquisition. See Note 14 for more disclosure regarding the Corporation's business combinations.

     In June, 2000, the Corporation combined its three banking subsidiaries to form a single bank. This merger did not have any effect on the current or prior year consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements and notes to consolidated financial statements include the accounts of the Corporation and its wholly-owned or majority-owned subsidiaries. All significant intercompany transactions or balances have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statements of financial condition caption "Cash and Due from Banks."

     The Corporation's banking subsidiary is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amount of the reserves at December 31, 2000 was $4,421,000.

INVESTMENT SECURITIES

     Investment securities are classified as either held to maturity, available for sale or trading at the time of purchase. The Corporation defines held to maturity securities as debt securities which management has the positive intent and ability to hold to maturity.

                     THE BANC CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Held to maturity securities are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the effective yield method.

     Securities available for sale are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as securities to be held to maturity. Unrealized holding gains and losses, net of deferred taxes, on securities available for sale are excluded from earnings and reported in accumulated other comprehensive income
(loss) within stockholders' equity.

     Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Interest income with respect to loans is accrued on the principal amount outstanding, except for interest on certain consumer loans, which is recognized over the term of the loan using a method which approximates a level yield.

     Accrual of interest is discontinued on loans which are past due greater than ninety days unless the loan is well secured and in the process of collection. "Well secured," means that the debt must be secured by collateral having sufficient realizable value to discharge the debt, including accrued interest, in full. "In the process of collection," means that collection of the debt is proceeding in due course either through legal action or other collection effort that is reasonably expected to result in repayment of the debt in full within a reasonable period of time, usually within one hundred eighty days of the date the loan became past due. Any unpaid interest previously accrued on these loans is reversed from income. Interest payments received on these loans are applied as a reduction of the loan principal balance.

     Impaired loans are specifically reviewed loans for which it is probable that the Corporation will be unable to collect all amounts due according to the terms of the loan agreement. Impairment is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, at the loans observable market price, or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loans is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. Larger groups of homogenous loans such as consumer installment and residential real estate mortgage loans are collectively evaluated for impairment. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions.

     The allowance for loan loss is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of principal is unlikely. The allowance is the amount that management believes will be adequate to absorb possible losses on existing loans which may become uncollectible.

     Management reviews the adequacy of the allowance on a monthly basis. The allowance for classified loans is established based on risk ratings assigned by loan officers. Loans are risk rated using a seven point scale, and loan officers are responsible for the timely reporting of changes in the risk ratings. This process, and the assigned risk ratings, are subject to review by the Corporation's internal loan review function. Based on the assigned risk ratings, the loan portfolio is segregated into the regulatory classifications of: Special Mention, Substandard, Doubtful or Loss. Regulatory reserve percentages are applied to these categories to estimate the amount of loan loss. Reserve percentages assigned to non-rated loans are based on historical charge-off experience adjusted for geographic location and other risk factors.

                     THE BANC CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Significant problem credits are individually reviewed by management. Generally, these loans are commercial or real estate construction loans selected for review based on their balance, assigned risk rating, payment history, and other risk factors at the time of management's review. Losses are estimated on each loan based on management's review. These individually reviewed credits are excluded from the classified loan loss calculation discussed above.

     To evaluate the overall adequacy of the allowance to absorb losses inherent in the Corporation's loan portfolio, the Corporation considers general economic conditions, geographic concentrations, and changes in the nature and volume of the loan portfolio. Management's assessment of these conditions is reflected in the portion of the allowance that is unallocated.

MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale are carried at the lower of cost or market, determined on a net aggregate basis. Differences between the carrying amount of mortgage loans held for sale and the amounts received upon sale are credited or charged to income at the time the proceeds of the sale are collected. The fair values are based on quoted market prices of similar loans, adjusted for differences in loan characteristics.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated service lives of the assets using straight-line and accelerated methods, generally using five to forty years for premises and five to ten years for furniture and equipment.

     Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statement of income.

INTANGIBLE ASSETS

     Intangible assets, primarily goodwill, are included in other assets, net of amortization calculated on a straight-line basis over a fifteen-year period.

     The Corporation reviews on a regular basis the carrying value of goodwill to determine if any impairment has occurred or if the period of recoverability has changed. If this review indicates that goodwill will not be recoverable, the carrying value of the goodwill will be written off in the current period. At December 31, 2000 and 1999 goodwill, net of accumulated amortization totaled $6,648,000 and $7,219,000, respectively.

OTHER REAL ESTATE

     Other real estate, acquired through partial or total satisfaction of loans, is carried at the lower of cost or net realizable value in other assets. At the date of acquisition, losses are charged to the allowance for loan losses. Subsequent gains or losses on the sale or losses from the valuation of other real estate are included in other expense. Other real estate totaled $2,706,000 and $2,185,000 at December 31, 2000 and 1999, respectively.

INCOME TAXES

     The consolidated financial statements are prepared on the accrual basis. The Corporation accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are

                     THE BANC CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

OFF BALANCE SHEET FINANCIAL INSTRUMENTS

     In the ordinary course of business the Corporation has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

PER SHARE AMOUNTS

     Earnings per share computations are based on the weighted average number of shares outstanding during the periods presented.

     Diluted earnings per share computations are based on the weighted average number of shares outstanding during the period, plus the dilutive effect of stock options.

STOCK-BASED COMPENSATION

     SFAS No. 123, Accounting for Stock-Based Compensation (Statement 123) establishes a "fair value" based method of accounting for stock-based compensation plans and allows entities to adopt that method of accounting for their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by the Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (Opinion 25). The Corporation has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Under Opinion 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Statement 123 requires the disclosure of pro forma net income and earnings per share determined as if the Corporation had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. Option valuation models require the input of subjective assumptions. Because these assumptions are subjective, the effects of applying Statement 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years (see Note 9).

RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities", as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", requires derivative instruments be carried at fair value on the statement of financial condition. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

                     THE BANC CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     The Corporation will adopt the provisions of this statement, as amended, for its quarterly and annual reporting beginning January 1, 2001, the statement's effective date. Because the Corporation has not entered into any derivative transactions, the adoption of this statement will not have a material impact on the financial statements.

     In September, 2000, Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (Statement 140), was issued by the FASB. Statement 140 replaces Statement 125, issued in June 1996. Statement 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Statement 140 is effective for transfers occurring after March 31, 2001. However, the expanded disclosures about securitizations and collateral are effective for fiscal years ending after December 15, 2000. The adoption of Statement 140 will not have a material impact on the Corporation's financial condition or results of operations.

2. INVESTMENT SECURITIES

     The amounts at which investment securities are carried and their approximate fair values at December 31, 2000 are as follows:

                                                                       GROSS        GROSS      ESTIMATED
                                                         AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                           COST        GAINS        LOSSES       VALUE
                                                         ---------   ----------   ----------   ---------
                                                                         (IN THOUSANDS)
Investment securities available for sale:
  U.S. agency securities...............................  $ 39,407       $ 33         $196       $39,244
  State, county and municipal securities...............    12,844         69           91        12,822
  Mortgage-backed securities...........................    38,091        109          462        37,738
  Corporate debt.......................................       401          3           --           404
  Other securities.....................................     1,115         --            7         1,108
                                                         --------       ----         ----       -------
          Total........................................  $ 91,858       $214         $756       $91,316
                                                         ========       ====         ====       =======
Investment securities held to maturity:
  State, county and municipal securities...............  $  2,867       $ 38         $ --       $ 2,905
  Mortgage-backed securities...........................     1,522          5          115         1,412
                                                         --------       ----         ----       -------
          Total........................................  $  4,389       $ 43         $115       $ 4,317
                                                         ========       ====         ====       =======

                     THE BANC CORPORATION AND SUBSIDIARIES

2. INVESTMENT SECURITIES -- (CONTINUED)

     The amounts at which investment securities are carried and their approximate fair values at December 31, 1999 are as follows:

                                                                       GROSS        GROSS      ESTIMATED
                                                         AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                           COST        GAINS        LOSSES       VALUE
                                                         ---------   ----------   ----------   ---------
                                                                         (IN THOUSANDS)
Investment securities available for sale:
  Equity securities....................................  $    370       $ --        $   33      $   337
  U.S. Treasury and agency securities..................    11,645         --           650       10,995
  State, county and municipal securities...............    13,991         93         1,043       13,041
  Mortgage-backed securities...........................    42,292         38         1,975       40,355
  Corporate debt.......................................       453         --             9          444
  Other securities.....................................       267         --            --          267
                                                         --------       ----        ------      -------
          Total........................................  $ 69,018       $131        $3,710      $65,439
                                                         ========       ====        ======      =======
Investment securities held to maturity:
  State, county and municipal securities...............  $  3,711       $ 20        $    3      $ 3,728
  Mortgage-backed securities...........................     1,766          2            85        1,683
                                                         --------       ----        ------      -------
          Total........................................  $  5,477       $ 22        $   88      $ 5,411
                                                         ========       ====        ======      =======

     Securities with an amortized cost of $77,427,000 and $36,450,000 at December 31, 2000 and 1999, respectively, were pledged to secure United States government deposits and other public funds and for other purposes as required or permitted by law.

     The amortized cost and estimated fair values of investment securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            SECURITIES HELD        SECURITIES AVAILABLE
                                                              TO MATURITY                FOR SALE
                                                         ----------------------   ----------------------
                                                         AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                                                           COST      FAIR VALUE     COST      FAIR VALUE
                                                         ---------   ----------   ---------   ----------
                                                                         (IN THOUSANDS)
Due in one year or less................................   $  860       $  861      $14,092     $14,104
Due after one year through five years..................    1,737        1,766        8,327       8,293
Due after five years through ten years.................      270          278       19,568      19,476
Due after ten years....................................       --           --       11,780      11,705
Mortgage-backed securities.............................    1,522        1,412       38,091      37,738
                                                          ------       ------      -------     -------
                                                          $4,389       $4,317      $91,858     $91,316
                                                          ======       ======      =======     =======

     Gross realized gains on sales of investment securities available for sale in 2000, 1999 and 1998 were $169,000, $170,000 and $391,000, respectively, and gross realized losses for the same periods were $38,000, $87,000 and $112,000, respectively.

                     THE BANC CORPORATION AND SUBSIDIARIES

2. INVESTMENT SECURITIES -- (CONTINUED)

     The components of other comprehensive income (loss) for the years ended December 31, 2000 and 1999 are as follows:

                                                            PRE-TAX       INCOME TAX         NET OF
                                                             AMOUNT    (BENEFIT) EXPENSE   INCOME TAX
                                                            --------   -----------------   ----------
                                                                         (IN THOUSANDS)
2000
Unrealized gain on available for sale securities..........  $ 3,166         $ 1,205         $ 1,961
Less: reclassification adjustment for gains realized in
  net income..............................................      131              50              81
                                                            -------         -------         -------
     Net unrealized gain..................................  $ 3,035         $ 1,155         $ 1,880
                                                            =======         =======         =======
1999
Unrealized loss on available for sale securities..........  $(3,679)        $(1,427)        $(2,252)
Less: reclassification adjustment for gains realized in
  net income..............................................       83              32              51
                                                            -------         -------         -------
     Net unrealized loss..................................  $(3,762)        $(1,459)        $(2,303)
                                                            =======         =======         =======
1998
Unrealized gain on available for sale securities..........  $     5         $     -         $     5
Less: reclassification adjustment for gains realized in
  net income..............................................      279             111             168
                                                            -------         -------         -------
     Net unrealized loss..................................  $  (274)        $  (111)        $  (163)
                                                            =======         =======         =======

3. LOANS

     At December 31, 2000 and 1999 the composition of the loan portfolio was as follows:

                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Commercial, industrial and agricultural.....................  $245,154   $207,620
Real estate -- construction.................................   100,448     59,496
Real estate -- mortgage.....................................   373,509    282,717
Consumer....................................................    84,129     74,769
All other loans.............................................     5,725      8,802
                                                              --------   --------
Total loans.................................................  $808,965   $633,404
                                                              ========   ========

     At December 31, 2000 and 1999 the Corporation's recorded investment in loans considered to be impaired under SFAS No. 114 was $18,000,000 and $12,111,000, respectively. At December 31, 2000 and 1999, there was approximately $3,000,000 in the allowance for loan losses specifically allocated to impaired loans. The average recorded investment in impaired loans during 2000, 1999 and 1998 was approximately $15,100,000, $6,484,000 and $598,000, respectively. Interest income recognized on loans considered impaired totaled approximately $1,284,000 and $431,000 for the years ended December 31, 2000 and 1999, respectively. No material amount of interest income was recognized on impaired loans for the year ended December 31, 1998.

     The Corporation has no commitments to loan additional funds to the borrowers whose loans are on nonaccrual.

                     THE BANC CORPORATION AND SUBSIDIARIES

4. ALLOWANCE FOR LOAN LOSSES

     A summary of the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 follows:

                                                             2000      1999      1998
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Balance at beginning of year..............................  $ 8,065   $ 6,466   $ 3,741
Allowance of acquired bank................................       --     3,591       368
Provision for loan losses.................................    4,961     2,850     4,657
Loan charge-offs..........................................   (4,615)   (5,792)   (2,906)
Recoveries................................................      548       950       606
                                                            -------   -------   -------
Balance at end of year....................................  $ 8,959   $ 8,065   $ 6,466
                                                            =======   =======   =======

5. PREMISES AND EQUIPMENT

     Components of premises and equipment at December 31, 2000 and 1999 are as follows:

                                                                2000      1999
                                                              --------   -------
                                                                (IN THOUSANDS)
Land........................................................  $  5,371   $ 5,096
Premises....................................................    34,154    26,335
Furniture and equipment.....................................    13,607    12,303
                                                              --------   -------
                                                                53,132    43,734
Less accumulated depreciation and amortization..............   (10,470)   (7,822)
                                                              --------   -------
Net book value of premises and equipment in service.........    42,662    35,912
Real estate under renovation or held for sale...............     1,295     1,822
                                                              --------   -------
          Total.............................................  $ 43,957   $37,734
                                                              ========   =======

     Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $2,598,000, $2,194,000 and $1,786,000, respectively.

     The Corporation leases certain Florida branch buildings under operating leases expiring through 2003. The leases require payment of taxes, insurance and maintenance costs in addition to rental payments. In addition, three of the four building leases have two five-year renewal options.

     Future minimum lease payments under the operating leases are summarized as follows:

YEAR ENDING DECEMBER 31,
------------------------
  2001......................................................  $  473
  2002......................................................     457
  2003......................................................     255
                                                              ------
          Total minimum lease payments......................  $1,185
                                                              ======

     Rental expense relating to operating leases amounted to approximately $757,003, $734,000 and $299,000 for the years ended December 31, 2000, 1999 and
1998, respectively.

                     THE BANC CORPORATION AND SUBSIDIARIES

6. DEPOSITS

     The following schedule details interest expense on deposits:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             2000      1999      1998
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Interest-bearing demand...................................  $ 6,541   $ 5,129   $ 3,529
Savings...................................................    1,052       938       889
Time deposits $100,000 and over...........................    8,257     7,275     4,721
Other time................................................   19,117    10,759    10,477
                                                            -------   -------   -------
          Total...........................................  $34,967   $24,101   $19,616
                                                            =======   =======   =======

     At December 31, 2000, the scheduled maturities of time deposits are as follows (in thousands):

2001........................................................  $403,801
2002........................................................    77,842
2003........................................................    23,218
2004........................................................     5,775
2005 and thereafter.........................................    15,651
                                                              --------
                                                              $526,287
                                                              ========

7. BORROWED FUNDS

     The following is a summary, by year of maturity, of advances from the Federal Home Loan Bank ("FHLB") as of December 31, 2000 and 1999 (in thousands):

                                                       2000                      1999
                                              -----------------------   ----------------------
                                                WEIGHTED                  WEIGHTED
YEAR                                          AVERAGE RATE   BALANCE    AVERAGE RATE   BALANCE
----                                          ------------   --------   ------------   -------
2000........................................        -%       $      -       6.07%      $ 1,000
2003........................................      4.99         15,660       5.05        17,660
2004........................................      5.21         25,000       5.21        25,000
2005........................................      6.32         32,800          -             -
2008........................................      5.52          2,500       5.52         2,500
2009........................................      5.25          2,000       5.18        16,340
2010........................................      6.18         26,340          -             -
                                                             --------                  -------
          Total.............................      5.78       $104,300       5.20       $62,500
                                                             ========                  =======

     The above schedule is by contractual maturity. Call dates for the above are as follows: 2001, $21,340,000; 2002, $58,000,000; 2003, $18,160,000; 2004,
$2,000,000 and 2005, $4,800,000.

     The advances are secured by FHLB stock, agency securities and a blanket lien on certain residential real estate loans all with a carrying value of approximately $171,776,000 at December 31, 2000.

     As of December 31, 1999 the Corporation had borrowed $7,104,000 under a $15,000,000 line of credit with a regional bank. Interest is one and one-quarter (1.25%) percentage points in excess of the applicable LIBOR Index Rate and the line matures May 1, 2001. The loan agreement contains various covenants pertaining to the maintenance of regulatory capital, specified levels of classified assets and the amount of stockholders' equity. The Corporation was in compliance with all covenants as of December 31, 1999. As of December 31, 2000 there were no outstanding balances under this line.

                     THE BANC CORPORATION AND SUBSIDIARIES

8. GUARANTEED PREFERRED BENEFICIAL INTEREST IN THE CORPORATION'S SUBORDINATED DEBENTURES

     On September 7, 2000, TBC Capital Statutory Trust II ("TBC Capital"), a Connecticut statutory trust established by the Corporation, received $15,000,000 in proceeds in exchange for $15,000,000 principal amount of TBC Capital's 10.6% cumulative trust preferred securities in a pooled trust preferred private placement. The proceeds were used to purchase an equal principal amount of 10.6% subordinated debentures of the Corporation. The Corporation has fully and unconditionally guaranteed all obligations of TBC Capital on a subordinated basis with respect to the preferred securities. The Corporation accounts for TBC Capital as a minority interest. Subject to certain limitations, the preferred securities qualify as Tier I capital and are presented in the Consolidated Statement of Financial Condition as "Guaranteed preferred beneficial interests in the Corporation's subordinated debentures." The sole asset of TBC Capital is the subordinated debentures issued by the Corporation. Both the preferred securities of TBC Capital and the subordinated debentures of the Corporation each have 30-year lives. However, both the Corporation and TBC Capital have a call option after ten years, subject to regulatory approval, or earlier, depending upon certain changes in tax or investment company laws, or regulatory capital requirements.

     A portion of the proceeds from the offering were used to repay approximately $10,400,000 of borrowings under the Corporation's line of credit with the balance to be used for general corporate purposes including additional capital investment in the Corporation's bank subsidiary.

9. STOCK OPTION PLAN

     The Corporation has established a stock option plan for directors and certain key employees that provide for the granting of incentive and nonqualified options to purchase up to 1,500,000 shares of the Corporation's common stock. The terms of the options granted are determined by the compensation committee of the Board of Directors. All options granted have a maximum term of ten years, and the option price per share of options granted cannot be less than the fair market value of the Corporation's common stock on the grant date. All options granted under this plan vest 20% on the grant date and an additional 20% annually on the anniversary of the grant date.

     In addition, the Corporation assumed the Commerce Bank of Alabama Incentive Stock Compensation Plan ("Commerce Plan") concurrent with the Commerce merger. Options to purchase 82,396 shares of the Corporation's common stock have been granted under this plan, of which, 52,227 were exercised during 1999. No additional options may be granted under this plan.

                     THE BANC CORPORATION AND SUBSIDIARIES

9. STOCK OPTION PLAN -- (CONTINUED)

     For purposes of the following disclosures, the number and exercise prices for options granted under the Commerce Plan have been converted to equivalent amounts for the Corporation based on the exchange ratios in the merger.

                                                                 DECEMBER 31,
                                      ------------------------------------------------------------------
                                              2000                    1999                  1998
                                      ---------------------   --------------------   -------------------
                                                  WEIGHTED-              WEIGHTED-             WEIGHTED-
                                                   AVERAGE                AVERAGE               AVERAGE
                                                  EXERCISE               EXERCISE              EXERCISE
                                       NUMBER       PRICE      NUMBER      PRICE     NUMBER      PRICE
                                      ---------   ---------   --------   ---------   -------   ---------
Under option, beginning of year.....    715,669    $10.68      620,806    $ 9.52     202,589    $ 4.70
  Granted...........................    376,000      6.13      239,000     10.64     466,677     10.87
  Exercised.........................         --        --     (134,137)     4.74     (48,460)     3.65
  Forfeited.........................   (110,160)    10.19      (10,000)    11.00          --        --
                                      ---------               --------               -------
Under option, end of year...........    981,509      8.99      715,669     10.68     620,806      9.52
                                      =========               ========               =======
Exercisable at end of year..........    425,809                256,569               255,606
                                      =========               ========               =======
Weighted-average fair value per
  option of options granted during
  the year..........................  $    2.69               $   5.40               $  5.49
                                      =========               ========               =======

     A further summary about options outstanding at December 31, 2000 is as follows:

                                     OPTIONS OUTSTANDING
---------------------------------------------------------------------------------------------
                                                                   WEIGHTED-
                                                                    AVERAGE
                                                    NUMBER        CONTRACTUAL       NUMBER
EXERCISE PRICE                                    OUTSTANDING    LIFE IN YEARS    EXERCISABLE
--------------                                    -----------    -------------    -----------
$ 6.00..........................................    226,500          9.55            45,300
  6.24..........................................     29,009          5.50            29,009
  6.31..........................................    125,000          9.46            25,000
  7.00..........................................     10,000          9.80             2,000
 10.50..........................................    150,500          8.62            60,200
 11.00..........................................    440,500          8.80           264,300
                                                    -------                         -------
                                                    981,509                         425,809
                                                    =======                         =======

                     THE BANC CORPORATION AND SUBSIDIARIES

9. STOCK OPTION PLAN -- (CONTINUED)

     The Corporation recognizes compensation cost for stock-based employee compensation awards in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The Corporation recognized no compensation cost for stock-based employee compensation awards for the years ended December 31, 2000, 1999 and 1998. If the Corporation had recognized compensation cost in accordance with SFAS No. 123, net income and earnings per share would have been reduced as follows (amounts in thousands, except per share data):

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               2000     1999    1998
                                                              ------   ------   -----
Net income (loss):
  As reported...............................................  $4,357   $2,920   $ 285
  Pro forma.................................................   3,344    2,379    (119)
Basic net income (loss) per share:
  As reported...............................................     .30      .20     .02
  Pro forma.................................................     .23      .17    (.01)
Diluted net income (loss) per share:
  As reported...............................................     .30      .20     .02
  Pro forma.................................................     .23      .17    (.01)

     The fair value of the options granted was based upon the Black-Scholes pricing model. The Corporation used the following weighted-average assumptions for:

                                                              2000   1999   1998
                                                              ----   ----   ----
Risk free interest rate.....................................  5.34%  6.12%  6.44%
Volatility factory..........................................   .30%   .39%   .42%
Weighted average life of options (in years).................  6.00   6.50   6.00
Dividend yield..............................................  0.00%  0.00%  0.00%

10. RETIREMENT PLANS

     Warrior Savings Bank ("Warrior"), which merged with the Corporation on September 24, 1998, sponsored a defined benefit plan ("Plan") that provides retirement, disability and death benefits. All employees of Warrior over age 21 were eligible to participate in the plan after the completion of one year of service. The Corporation contributed amounts to the pension funds sufficient to satisfy funding requirements of the Employee Retirement Income Security Act. The net periodic pension costs and the prepaid pension costs related to the Plan are not material to the Corporation's financial condition and results of operations. This plan was terminated in July 2000 and final distributions will be made in the first quarter of the year 2001.

     The Corporation sponsors a profit-sharing plan that permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet certain age and length of service requirements. The Corporation matches contributions at its discretion. The Corporation's contributions to the plan were $108,000, $108,000 and $199,000 in 2000, 1999 and 1998, respectively.

     The Corporation has nonqualified benefit plans that are designed to provide retirement and death benefits to certain executive officers and directors. The benefit amounts are based on the excess amount earned on single premium life insurance policies owned by the Corporation. Under the plan, the Corporation recovers both its investment and opportunity costs before allocating any benefits to the participants. Benefit payments to participants are not guaranteed since they are dependent on the excess earnings generated by the life insurance policies. Payments under these plans are scheduled to begin in 2003 for some participants who will

                     THE BANC CORPORATION AND SUBSIDIARIES

10. RETIREMENT PLANS -- (CONTINUED)

reach retirement age. In connection with the plans, the Corporation has purchased single premium life insurance policies with cash surrender values of approximately $12,200,000 and $11,500,000 at December 31, 2000 and 1999,
respectively. Compensation expense related to these plans totaled $401,000 and $140,000 for 2000 and 1999, respectively.

11. INCOME TAXES

     The components of the income tax expense (benefit) are as follows (in thousands):

                                                               2000    1999    1998
                                                              ------   ----   -------
Current:
  Federal...................................................  $1,768   $320   $   706
  State.....................................................     514    154        92
                                                              ------   ----   -------
Total current expense.......................................   2,282    474       798
Deferred tax (benefit) expense..............................  (1,286)    46    (1,522)
                                                              ------   ----   -------
          Total income tax expense (benefit)................  $  996   $520   $  (724)
                                                              ======   ====   =======

     Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows (in thousands):

                                                               2000     1999
                                                              ------   ------
Deferred tax assets:
  Rehabilitation tax credit.................................  $2,823   $2,468
  Provision for loan losses.................................   2,633    1,664
  Alternative minimum tax credit carryover..................     143      143
  Unrealized loss on securities.............................     217    1,372
  Other.....................................................     464      171
                                                              ------   ------
Total deferred tax assets...................................   6,280    5,818
Deferred tax liabilities:
  Difference in book and tax basis of premises and
     equipment..............................................   2,186    1,928
  Depreciation..............................................     586      602
  Other.....................................................     182       93
                                                              ------   ------
Total deferred tax liabilities..............................   2,954    2,623
                                                              ------   ------
          Net deferred tax asset............................  $3,326   $3,195
                                                              ======   ======

                     THE BANC CORPORATION AND SUBSIDIARIES

11. INCOME TAXES -- (CONTINUED)

     The effective tax rate differs from the expected tax using statutory rate of 34%. Reconciliation between the expected tax and the actual income tax expense (benefit) follows (in thousands):

                                                               2000     1999     1998
                                                              ------   ------   -------
Expected tax (benefit) at 34% of income before taxes........  $1,820   $1,170   $  (146)
Add (deduct):
  Rehabilitation tax credit.................................  (1,259)    (731)   (1,737)
  State income taxes, net of federal tax benefit............     351      102        20
  Effect of interest income exempt from Federal income
     taxes..................................................    (267)    (346)     (338)
  Nondeductible merger costs................................       -      253       447
  Basis reduction...........................................     428      251       590
  Increase in cash surrender value of life insurance........    (190)    (117)        -
  Valuation allowance.......................................       -     (200)      200
  Other items -- net........................................     113      138       240
                                                              ------   ------   -------
Income tax expense (benefit)................................  $  996   $  520   $  (724)
                                                              ======   ======   =======

     The Corporation has available at December 31, 2000 unused rehabilitation tax credits that can be carried forward and utilized against future taxable income. Unused credits and expiration dates are as follows:

YEAR OF
EXPIRATION                                                    AMOUNT
----------                                                    ------
2019........................................................  $  831
2020........................................................     738
2021........................................................   1,254
                                                              ------
                                                              $2,823
                                                              ======

     This credit was established as a result of the restoration and enhancement of the John A. Hand Building, which is designated as an historical structure and serves as the corporate headquarters for the Corporation. This credit is equal to 20% of certain qualified expenditures incurred by the Corporation prior to December 31, 2000. The Corporation is required to reduce its tax basis in the John A. Hand Building by the amount of the credit.

     Applicable income tax expense of $48,000, $32,000 and $111,000 on securities gains for the years ended December 31, 2000, 1999 and 1998, respectively, is included in income taxes.

12. RELATED PARTY TRANSACTIONS

     The Corporation has entered into transactions with its directors, executive officers, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2000 and 1999 were $19,900,000 and $25,975,000, respectively. Activity during the year ended December 31, 2000 is summarized as follows (in thousands):

      BALANCE                                          BALANCE
    DECEMBER 31,                            OTHER    DECEMBER 31,
        1999       ADVANCES   REPAYMENTS   CHANGES       2000
    ------------   --------   ----------   -------   ------------
      $25,975      $ 9,121    $(10,134)    $(5,062)    $19,900
      =======      =======    ========     =======     =======

                     THE BANC CORPORATION AND SUBSIDIARIES

12. RELATED PARTY TRANSACTIONS -- (CONTINUED)

     At December 31, 2000, the deposits of such related parties in the subsidiary banks amounted to approximately $7,777,000.

     In July 1998, Emerald sold the land and building of its main office building and two branch offices to an entity under the control of certain members of Emerald's Board of Directors for their fair value of approximately $3,794,700. The sales were accounted for under a sale-leaseback arrangement. The deferred gain on the sales amounted to $87,000 and is being amortized into income over the lease terms. At December 31, 2000, the deferred gain amounted to approximately $45,000. Terms of the leases are described in Note 5. Rental expense under these operating leases amounted to approximately $473,000 and $459,000 in 2000 and 1999, respectively.

13. COMMITMENTS AND CONTINGENCIES

     The consolidated financial statements do not reflect the Corporation's various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. The following is a summary of the Corporation's maximum exposure to credit loss for loan commitments and standby letters of credit (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                2000      1999
                                                              --------   -------
Commitments to extend credit................................  $109,872   $68,693
Standby letters of credit...................................     6,454     4,121

     Commitments to extend credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Corporation's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded in the consolidated statement of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Corporation.

     The Corporation is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

14. MERGERS AND ACQUISITIONS AND MERGER RELATED COSTS

     The Corporation completed the following business combinations during 1999 and 1998:

                                                                                     ACCOUNTING
DATE                       INSTITUTION          TOTAL ASSETS       CONSIDERATION     TREATMENT
----                       -----------          -------------      -------------     ----------
                                                (IN MILLIONS)
February 12, 1999   Emerald Coast Bancshares,       $ 92        1,379,978 shares of   Pooling
                      Inc.                                        common stock
June 30, 1999       C & L Banking Corporation         49        1,289,454 shares of   Pooling
                                                                  common stock
June 30, 1999       C& L Bank of Blountstown          56        838,902 shares of     Pooling
                                                                  common stock
July 13, 1999       BankersTrust of Alabama,          35        $1,584,000 cash      Purchase
                      Inc.

                     THE BANC CORPORATION AND SUBSIDIARIES

14. MERGERS AND ACQUISITIONS AND MERGER RELATED COSTS -- (CONTINUED)


                                                                                     ACCOUNTING
DATE                       INSTITUTION          TOTAL ASSETS       CONSIDERATION     TREATMENT
----                       -----------          -------------      -------------     ----------
                                                (IN MILLIONS)
September 24, 1998  Warrior Capital                   84        5,448,000 shares of   Pooling
                      Corporation                                 common stock
October 16, 1998    Commercial Bancshares of          42        $7,300,000 cash      Purchase
                      Roanoke, Inc.
October 30, 1998    City National Corporation         84        2,026,579 shares of   Pooling
                                                                  common stock
October 30, 1998    First Citizens Bancorp,           35        652,859 shares of     Pooling
                      Inc.                                        common stock
November 6, 1998    Commerce Bank of Alabama         105        1,547,198 shares of   Pooling
                                                                  common stock

     In addition, on November 4, 1999, the Corporation purchased three branches in south Alabama with assets totaling approximately $22,000,000 for $1,565,000 in cash.

     The following table presents financial information contributed by the pooled companies during 1999 prior to the consummation of the mergers (in thousands):

                                                              NET INTEREST
1999                                                             INCOME      NET INCOME
----                                                          ------------   ----------
Emerald.....................................................     $  474         $ 58
C&L.........................................................      1,162          319
Blountstown.................................................        989          166

     The following table presents net interest income, net income and basic net income per common share of the combining entities in the 1999 pooling transactions on a historical and combined basis for the year 1998 (amounts in thousands, except per share data):

Net interest income:
  Corporation...............................................  $14,942
  Emerald...................................................    3,149
  C&L.......................................................    2,154
  Blountstown...............................................    2,021
                                                              -------
Combined....................................................  $22,266
                                                              =======
Net (loss) income:
  Corporation...............................................  $  (439)
  Emerald...................................................       72
  C&L.......................................................      576
  Blountstown...............................................       76
                                                              -------
Combined....................................................  $   285
                                                              =======
Basic net (loss) income per equivalent share of Corporation:
  Corporation...............................................  $  (.04)
  Emerald...................................................      .06
  C&L.......................................................      .46
  Blountstown...............................................      .09
Combined....................................................      .02

                     THE BANC CORPORATION AND SUBSIDIARIES

14. MERGERS AND ACQUISITIONS AND MERGER RELATED COSTS -- (CONTINUED)

     On July 13, 1999, the Corporation acquired BankersTrust of Alabama, Inc. ("BankersTrust") in a business combination accounted for as a purchase. BankersTrust was a one-bank holding company operating in north Alabama. The net assets of BankersTrust included loans of $25,000,000 and deposits of $36,000,000. The total cost of the acquisition was $1,624,000, which exceeded the fair value of the net assets of BankersTrust by $5,125,000. The excess is being amortized on a straight-line basis over 15 years. On October 16, 1998, the Corporation acquired Commercial Bancshares of Roanoke ("Roanoke") in a business combination accounted for as a purchase. Roanoke was a one-bank holding company operating in east Alabama. The Corporation's consolidated financial statements include the results of operations of BankersTrust and Roanoke only from the dates of acquisition.

     The following unaudited summary information presents the consolidated results of operations of the Corporation on a pro forma basis, as if BankersTrust had been acquired on January 1, 1998. The pro forma summary does not necessarily reflect the results of operations that would have occurred if the acquisition had occurred as of the beginning of the periods presented, or of results that may occur in the future.

                                                               1999      1998
                                                              -------   -------
Interest income.............................................  $57,117   $47,917
Interest expense............................................   27,648    23,166
                                                              -------   -------
  Net interest income.......................................   29,469    24,751
Provision for loan losses...................................    5,847     6,200
Noninterest income..........................................    6,349     6,858
Noninterest expense.........................................   30,676    26,470
                                                              -------   -------
  Loss before income taxes..................................     (705)   (1,061)
Income tax expense (benefit)................................      441      (537)
                                                              -------   -------
Net loss....................................................  $(1,146)  $  (524)
                                                              =======   =======
Basic and diluted net loss per common share.................  $  (.08)  $  (.04)
                                                              =======   =======

     The following is a summary of pre-tax nonrecurring merger related costs incurred by the Corporation during 1999 and 1998:

                                                              1999    1998
                                                              ----   ------
Professional and other fees.................................  $744   $1,314
Obsolete equipment write-off................................    --      152
                                                              ----   ------
                                                              $744   $1,466
                                                              ====   ======

15. REGULATORY RESTRICTIONS

     A source of funds available to the Corporation is the payment of dividends by its subsidiary. Banking regulations limit the amount of dividends that may be paid without prior approval of the subsidiary's regulatory agency. Approximately $6,535,000 in retained earnings are available to be paid as dividends by the subsidiary at December 31, 2000.

     The Corporation and its subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary must meet specific capital guidelines that involve quantitative measures of the Corporation's and its subsidiary's assets, liabilities, and

                     THE BANC CORPORATION AND SUBSIDIARIES

15. REGULATORY RESTRICTIONS -- (CONTINUED)

certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and its subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 and 1999 that the Corporation and its subsidiary meet all capital adequacy requirements to which they are subject.

     As of December 31, 2000, the most recent notification from the Federal Reserve Bank categorized the Corporation and its subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and its subsidiary must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category:

                                                                                         TO BE
                                                                  FOR CAPITAL      WELL CAPITALIZED
                                                                   ADEQUACY          UNDER PROMPT
                                                 ACTUAL            PURPOSES        CORRECTIVE ACTION
                                             ---------------    ---------------    -----------------
                                             AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT    RATIO
                                             -------   -----    -------   -----    --------   ------
AS OF DECEMBER 31, 2000:
  Total Capital (to Risk Weighted Assets)
     Corporation...........................  $92,534   11.36%   $65,173   8.00%    $81,466    10.00%
     The Bank..............................   83,457   10.22     65,302   8.00      81,627    10.00
  Tier I Capital (to Risk Weighted Assets)
     Corporation...........................   83,577   10.26     32,587   4.00      48,880     6.00
     The Bank..............................   74,500    9.13     32,651   4.00      48,976     6.00
  Tier I Capital (to Average Assets)
     Corporation...........................   83,577    8.47     39,490   4.00      49,362     5.00
     The Bank..............................   74,500    7.61     39,180   4.00      48,974     5.00
AS OF DECEMBER 31, 1999:
  Total Capital (to Risk Weighted Assets)
     Corporation...........................  $71,288   10.61%   $53,746   8.00%    $67,182    10.00%
     The Bank..............................   73,763   10.96     53,837   8.00      67,296    10.00
  Tier I Capital (to Risk Weighted Assets)
     Corporation...........................   63,224    9.41     26,873   4.00      40,309     6.00
     The Bank..............................   66,270    9.85     26,919   4.00      40,378     6.00
  Tier I Capital (to Average Assets)
     Corporation...........................   63,224    7.74     32,671   4.00      40,839     5.00
     The Bank..............................   66,270    8.11     32,695   4.00      40,378     5.00

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

          Cash and short-term instruments. The carrying amounts of cash and short-term instruments, including interest bearing deposits in other banks, federal funds sold and short-term commercial paper, approximate their fair value.

                     THE BANC CORPORATION AND SUBSIDIARIES

16. FAIR VALUES OF FINANCIAL INSTRUMENTS -- (CONTINUED)

          Securities available for sale and securities held to maturity. Fair values for securities are based on quoted market prices. The carrying values of stock in FHLB and Federal Reserve Bank approximate fair values.

          Mortgage loans held for sale. The carrying amounts of mortgage loans held for sale approximate their fair value.

          Net loans. Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          Accrued interest receivable. The carrying amounts of accrued interest receivable approximate their fair values.

          Deposits. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit ("CDs") approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Advances from FHLB. Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

          Note payable and other borrowed funds. The carrying amounts of note payable and other borrowed funds approximate their fair values.

          Guaranteed preferred beneficial interest in the Corporation's subordinated debentures. Rates currently available to the Corporation for preferred offerings with similar terms and maturities are used to estimate fair value.

          Off-balance sheet items. The fair values of commitments to extend credit and standby letters of credit are not material to the Corporation's financial condition.

          Limitations. Fair value estimates are made at a specific point of time and are based on relevant market information which is continuously changing. Because no quoted market prices exist for a significant portion of the Corporation's financial instruments, fair values for such instruments are based on management's assumptions with respect to future economic conditions, estimated discount rates, estimates of the amount and timing of future cash flows, expected loss experience, and other factors. These estimates are subjective in nature involving uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in the assumptions could significantly affect the estimates.

                     THE BANC CORPORATION AND SUBSIDIARIES

16. FAIR VALUES OF FINANCIAL INSTRUMENTS -- (CONTINUED)

     The estimated fair values of the Corporation's financial instruments are as follows:

                                                         DECEMBER 31, 2000     DECEMBER 31, 1999
                                                        -------------------   -------------------
                                                        CARRYING     FAIR     CARRYING     FAIR
                                                         AMOUNT     VALUE      AMOUNT     VALUE
                                                        --------   --------   --------   --------
                                                                     (IN THOUSANDS)
Financial assets:
  Cash and due from banks.............................  $ 36,691   $ 36,691   $ 31,825   $ 31,825
  Interest bearing deposits in other banks............     2,427      2,427      1,862      1,862
  Federal funds sold..................................     3,120      3,120      5,843      5,843
  Short-term commercial paper.........................        --         --     14,484     14,484
  Securities available for sale.......................    91,316     91,316     65,439     65,439
  Securities held to maturity.........................     4,389      4,317      5,477      5,411
  Mortgage loans held for sale........................     4,324      4,324      2,127      2,127
  Net loans...........................................   799,186    800,614    624,712    626,842
  Stock in FHLB and Federal Reserve Bank..............     6,922      6,922      3,461      3,461
  Accrued interest receivable.........................     8,615      8,615      6,286      6,286
Financial liabilities:
  Deposits............................................   827,304    834,915    682,517    682,882
  Advances from FHLB..................................   104,300    105,359     62,500     59,959
  Other borrowed funds................................       534        534        295        295
  Note payable........................................        --         --      7,104      7,104
  Guaranteed preferred beneficial interest in the
     Corporation's subordinated debentures............    15,000     14,285         --         --

17. OTHER NONINTEREST EXPENSE

     Other noninterest expense consisted of the following (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               2000       1999      1998
                                                              -------    ------    -------
Professional fees...........................................  $ 2,366    $2,196    $ 1,159
Directors fees..............................................      653       789        760
Insurance and assessments...................................      638       478        354
Postage, stationery and supplies............................    1,100     1,161        889
Advertising.................................................      562       372        420
Foreclosure losses..........................................      910       907         --
Other operating expense.....................................    3,895     3,372      3,020
                                                              -------    ------    -------
          Total.............................................  $10,124    $9,275    $ 6,602
                                                              =======    ======    =======

18. CONCENTRATIONS OF CREDIT RISK

     All of the Corporation's loans, commitments and standby letters of credit have been granted to customers in the Corporation's market area. The concentrations of credit by type of loan or commitment are set forth in Notes 3 and 13, respectively.

     The Corporation maintains cash balances and federal funds sold at several financial institutions. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. At various times throughout the year cash balances held at these institutions will exceed federally

                     THE BANC CORPORATION AND SUBSIDIARIES

18. CONCENTRATIONS OF CREDIT RISK -- (CONTINUED)

insured limits. The Bank's management monitors these institutions on a quarterly basis in order to determine that the institutions meet "well-capitalized" guidelines as established by the FDIC.

19. NET INCOME PER SHARE

     The following table sets forth the computation of basic net income per common share and diluted net income per common share (in thousands, except per share amounts):

                                                               2000      1999      1998
                                                              ------    ------    -------
Numerator:
  For basic and diluted, net income.........................  $4,357    $2,920    $   285
                                                              ======    ======    =======
Denominator:
  For basic, weighted average common shares outstanding.....  14,384    14,335     13,115
  Effect of dilutive stock options..........................       3        27         95
                                                              ------    ------    -------
  Average common shares outstanding, assuming dilution......   4,387    14,362     13,210
                                                              ======    ======    =======
Basic net income per common share...........................  $  .30    $  .20    $   .02
                                                              ======    ======    =======
Diluted net income per common share.........................  $  .30    $  .20    $   .02
                                                              ======    ======    =======

20. PARENT COMPANY

     The condensed financial information for The Banc Corporation (Parent Company only) is presented as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
STATEMENTS OF FINANCIAL CONDITION
Assets:
  Cash......................................................  $ 1,844   $   278
  Investment in subsidiaries................................   81,117    71,621
  Loans.....................................................       --       200
  Intangibles, net..........................................      245       276
  Premises and equipment -- net.............................    6,514     3,637
  Other assets..............................................    1,649       867
                                                              -------   -------
                                                              $91,369   $76,879
                                                              =======   =======
Liabilities:
  Note payable..............................................  $    --   $ 7,104
  Accrued expenses and other liabilities....................    1,030       927
  Subordinated debentures...................................   15,464        --
Stockholders' equity........................................   74,875    68,848
                                                              -------   -------
                                                              $91,369   $76,879
                                                              =======   =======

                     THE BANC CORPORATION AND SUBSIDIARIES

20. PARENT COMPANY -- (CONTINUED)


                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            2000      1999       1998
                                                           -------   -------   --------
STATEMENTS OF INCOME
Income:
  Dividends from subsidiaries............................  $    16   $    --   $  2,429
  Interest...............................................       50       133        199
  Other income...........................................    1,278       837        515
                                                           -------   -------   --------
                                                             1,344       970      3,143
Expense:
  Directors' fees........................................       54       140        194
  Salaries and benefits..................................    1,103       965        529
  Occupancy expense......................................      240       439        250
  Interest expense.......................................      930       210         81
  Other..................................................    1,173     1,302      1,124
                                                           -------   -------   --------
                                                             3,500     3,056      2,178
                                                           -------   -------   --------
(Loss) income before income taxes and equity in
  undistributed earnings of subsidiaries.................   (2,156)   (2,086)       965
Income tax benefit.......................................    1,072     1,100      1,321
                                                           -------   -------   --------
(Loss) income before equity in undistributed earnings of
  subsidiaries...........................................   (1,084)     (986)     2,286
Equity in undistributed earnings (loss) of
  subsidiaries...........................................    5,441     3,906     (2,001)
                                                           -------   -------   --------
Net income...............................................  $ 4,357   $ 2,920   $    285
                                                           =======   =======   ========

                     THE BANC CORPORATION AND SUBSIDIARIES

20. PARENT COMPANY -- (CONTINUED)


                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            2000      1999       1998
                                                           -------   -------   --------
STATEMENTS OF INCOME
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $ 4,357   $ 2,920   $    285
Adjustments to reconcile net income to net cash (used)
  provided by operating activities:
  Amortization and depreciation expense..................      148       275        171
  Equity in undistributed (earnings) loss of
     subsidiaries........................................   (5,441)   (3,906)     2,001
  Gain on sale of property...............................     (165)     (342)        --
  Increase (decrease) in other liabilities...............      842    (1,587)       786
  Increase in other assets...............................   (1,324)      (21)    (1,181)
                                                           -------   -------   --------
Net cash (used) provided by operating activities.........   (1,583)   (2,661)     2,062
NET CASH USED IN INVESTING ACTIVITIES
Purchases of premises and equipment......................   (3,387)   (3,810)    (9,102)
Proceeds from sale of property...........................      450       300         --
Net cash paid in acquisition.............................       --    (1,372)    (5,390)
Maturity of investment securities available for sale.....       --        --        500
Sale of investment securities available for sale.........       --        --        246
Proceeds from other receivables..........................                 --        329
Capital contribution to subsidiaries.....................   (2,064)   (3,995)    (5,000)
                                                           -------   -------   --------
Net cash used in investing activities....................   (5,001)   (8,877)   (18,417)
CASH USED IN FINANCING ACTIVITIES
Dividends paid by pooled subsidiaries....................       --        --       (170)
Proceeds from issuance of common stock...................       --     2,170     12,281
Purchase of treasury stock...............................     (210)       --         --
(Decrease) increase in notes payable.....................   (7,104)    7,104         --
Proceeds from issuance of subordinated debentures........   15,464        --         --
                                                           -------   -------   --------
Net cash provided by financing activities................    8,150     9,274     12,111
Net increase (decrease) in cash..........................    1,566    (2,264)    (4,244)
Cash at beginning of year................................      278     2,542      6,786
                                                           -------   -------   --------
Cash at end of year......................................  $ 1,844   $   278   $  2,542
                                                           =======   =======   ========

                     THE BANC CORPORATION AND SUBSIDIARIES

21. SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the unaudited results of operations for each quarter of 2000 and 1999 follows (in thousands, except per share data):

                                                     FIRST    SECOND     THIRD    FOURTH
                                                    QUARTER   QUARTER   QUARTER   QUARTER
                                                    -------   -------   -------   -------
2000
Total interest income.............................  $16,649   $17,917   $19,515   $20,954
Total interest expense............................    8,284     9,220    10,835    11,582
Net interest income...............................    8,365     8,697     8,680     9,372
Provision for loan losses.........................      888       709     1,869     1,495
Securities gains (losses).........................       --        (3)       76        58
Distributions on trust preferred securities.......       --        --        --       504
Income before income taxes........................    1,273     1,590     1,330     1,160
Net income........................................      902     1,194     1,367       894
Basic and diluted net income per share............      .06       .08       .10       .06
1999
Total interest income.............................  $11,915   $12,851   $14,580   $16,211
Total interest expense............................    5,609     6,078     6,930     8,132
Net interest income...............................    6,306     6,773     7,650     8,079
Provision for loan losses.........................      244       298     1,445       863
Securities gains (losses).........................      (20)       79         6        18
Merger related costs..............................       69       622        53        --
Income before income taxes........................      980       816     1,107       537
Net income........................................      812       579       755       774
Basic and diluted net income per share............      .06       .04       .05       .05

22. SEGMENT REPORTING

     The Corporation has two reportable segments, the Alabama Region and the Florida Region. The Alabama Region consists of operations located throughout the state of Alabama. The Florida Region consists of operations located in the panhandle of Florida. The Corporation's reportable segments are managed as separate business units because they are located in different geographic areas. Both segments derive revenues from the delivery of financial services. These services include commercial loans, mortgage loans, consumer loans, deposit accounts and other financial services. A significant portion of the Corporation's administrative costs are allocated to the Alabama Region.

                     THE BANC CORPORATION AND SUBSIDIARIES

22. SEGMENT REPORTING -- (CONTINUED)

     The Corporation evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers. Net interest revenue is used as the basis for performance evaluation rather than its components, total interest revenue and total interest expense. The accounting policies used by each reportable segment are the same as those discussed in Note 1. All costs have been allocated to the reportable segments. Therefore, combined segment amounts agree to the consolidated totals.

                                                              ALABAMA    FLORIDA
                                                               REGION     REGION     COMBINED
                                                              --------   --------   ----------
2000
Net interest income.........................................  $ 22,807   $ 12,307   $   35,114
Provision for loan losses...................................     3,526      1,435        4,961
Noninterest income..........................................     6,326      1,496        7,822
Noninterest expense.........................................    25,324      6,794       32,118
Distributions on trust preferred securities.................       504         --          504
Income tax (benefit) expense................................      (778)     1,774          996
Net income..................................................       557      3,800        4,357
Total assets................................................   767,559    261,656    1,029,215
1999
Net interest income.........................................  $ 19,321   $  9,487   $   28,808
Provision for loan losses...................................     3,186       (336)       2,850
Noninterest income..........................................     4,606      1,558        6,164
Noninterest expense.........................................    21,646      7,036       28,682
Income tax (benefit) expense................................    (1,068)     1,588          520
Net income..................................................       163      2,757        2,920
Total assets................................................   590,751    236,676      827,427
1998
Net interest income.........................................  $ 14,942   $  7,324   $   22,266
Provision for loan losses...................................     3,094      1,563        4,657
Noninterest income..........................................     2,617      1,464        4,081
Noninterest expense.........................................    15,926      6,203       22,129
Income tax (benefit) expense................................    (1,022)       298         (724)
Net (loss) income...........................................      (439)       724          285
Total assets................................................   440,845    189,244      630,089

                     THE BANC CORPORATION AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (DOLLARS IN THOUSANDS)

                                                               JUNE 30,
                                                                 2001
                                                              -----------
                                                              (UNAUDITED)
                                 ASSETS
Cash and due from banks.....................................  $   36,500
Interest bearing deposits in other banks....................         593
Federal funds sold..........................................      48,315
Investment securities available for sale....................      74,329
Investment securities held-to-maturity......................          --
Mortgage loans held for sale................................       2,445
Loans, net of unearned income...............................     912,114
Less: Allowance for loan losses.............................      (9,509)
                                                              ----------
          Net loans.........................................     902,605
                                                              ----------
Premises and equipment, net.................................      45,167
Accrued interest receivable.................................       8,144
Stock in FHLB and Federal Reserve Bank......................       8,250
Other assets................................................      29,026
                                                              ----------
          TOTAL ASSETS......................................  $1,155,374
                                                              ==========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing.......................................  $  103,560
  Interest-bearing..........................................     806,783
                                                              ----------
          TOTAL DEPOSITS....................................     910,343
Advances from FHLB..........................................     136,100
Other borrowed funds........................................       2,026
Note payable................................................       7,000
Accrued expenses and other liabilities......................       7,154
                                                              ----------
          TOTAL LIABILITIES.................................   1,062,623
Guaranteed preferred beneficial interests in the
  Corporation's subordinated debentures.....................      15,000
Stockholders' Equity
  Preferred stock, par value $.001 per share; authorized
     5,000,000 shares; shares issued -0-....................          --
  Common stock, par value $.001 per share; authorized
     25,000,000 shares; shares issued 14,385,021;
     outstanding 14,248,721 shares in 2001 and 14,345,021 in
     2000...................................................          14
  Surplus...................................................      47,756
  Retained Earnings.........................................      30,613
  Accumulated other comprehensive income (loss).............          88
  Treasury stock, at cost -- 136,300 and 40,000 shares,
     respectively...........................................        (720)
                                                              ----------
          TOTAL STOCKHOLDERS' EQUITY........................      77,751
                                                              ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $1,155,374
                                                              ==========

           See Notes to Condensed Consolidated Financial Statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
INTEREST INCOME
Interest and fees on loans..................................  $41,210   $31,647
Interest on investment securities
  Taxable...................................................    2,824     1,902
  Exempt from Federal income tax............................      294       375
Interest on federal funds sold..............................      903       372
Interest and dividends on other investments.................      377       270
                                                              -------   -------
          Total interest income.............................   45,608    34,566
INTEREST EXPENSE
Interest on deposits........................................   21,748    15,291
Interest on other borrowed funds............................    3,892     2,213
                                                              -------   -------
          Total interest expense............................   25,640    17,504
                                                              -------   -------
          NET INTEREST INCOME...............................   19,968    17,062
Provision for loan losses...................................    1,630     1,597
                                                              -------   -------
          NET INTEREST INCOME AFTER PROVISION FOR LOAN
           LOSSES...........................................   18,338    15,465
Noninterest income..........................................    4,296     3,524
Gain on sale of securities..................................      157        --
                                                              -------   -------
          TOTAL NONINTEREST INCOME..........................    4,453     3,524
NONINTEREST EXPENSES
Salaries and employee benefits..............................    9,558     7,827
Occupancy, furniture and equipment expense..................    3,472     2,891
Other operating expenses....................................    4,832     5,408
                                                              -------   -------
          TOTAL NONINTEREST EXPENSES........................   17,862    16,126
                                                              -------   -------
          INCOME BEFORE DISTRIBUTIONS ON TRUST PREFERRED
           SECURITIES.......................................    4,929     2,863
Distributions on trust preferred securities.................      795        --
                                                              -------   -------
          INCOME BEFORE INCOME TAXES........................    4,134     2,863
Income tax expense..........................................    1,160       767
                                                              -------   -------
          NET INCOME........................................  $ 2,974   $ 2,096
                                                              =======   =======
BASIC AND DILUTED NET INCOME PER SHARE......................  $  0.21   $  0.14
                                                              =======   =======
AVERAGE COMMON SHARES OUTSTANDING...........................   14,308    14,385
AVERAGE COMMON SHARES OUTSTANDING, ASSUMING DILUTION........   14,311    14,387

           See Notes to Condensed Consolidated Financial Statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2001        2000
                                                              ---------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................  $   6,684   $  3,201
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease in interest bearing deposits in other
     banks..................................................      1,834         71
  Net (increase) decrease in federal funds sold.............    (45,195)       535
  Net decrease in short-term investments....................         --     14,499
  Proceeds from sales of securities available for sale......     26,299         --
  Proceeds from maturities of investment securities
     available for sale.....................................     34,712      4,062
  Purchases of investment securities available for sale.....    (38,456)   (12,692)
  Proceeds from maturities of investment securities held to
     maturity...............................................         --        532
  Net increase in loans.....................................   (104,639)   (81,316)
  Purchases of premises and equipment.......................     (2,923)    (6,686)
  Other investing activities................................     (1,328)    (1,900)
                                                              ---------   --------
          Net cash used by investing activities.............   (129,696)   (82,895)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposit accounts..........................     83,039     60,413
  Net increase in FHLB advance and other borrowings.........     33,292     15,635
  Proceeds from note payable................................      7,000      2,580
  Purchase of treasury stock................................       (510)        --
                                                              ---------   --------
          Net cash provided by financing activities.........    122,821     78,628
                                                              ---------   --------
Net decrease in cash and due from banks.....................       (191)    (1,066)
Cash and due from banks at beginning of period..............     36,691     31,825
                                                              ---------   --------
CASH AND DUE FROM BANKS AT END OF PERIOD....................  $  36,500   $ 30,759
                                                              =========   ========

           See Notes to Condensed Consolidated Financial Statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance generally accepted accounting principals for interim financial information and, accordingly, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. For a summary of significant accounting policies that have been consistently followed, see Note 1 to the Consolidated Financial Statements for the year ended December 31, 2000. It is management's opinion that all adjustments, consisting of only normal and recurring items necessary for a fair presentation, have been included. Operating results for the six month period ended June 30, 2001, are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

NOTE 2.  RECENT ACCOUNTING PRONOUNCEMENT

     Financial Accounting Standards Statement (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires all derivatives to be recorded on the statement of financial condition at fair value and establishes standard accounting methodologies for hedging activities. The statement is effective for the Corporation's fiscal year ending December 31, 2001. The adoption of this statement did not have a material impact on the accompanying financial statements.

     The transition provisions of FAS No. 133 provide that at the date of initial application (January 1, 2001), debt securities categorized as held-to-maturity may be transferred into the available-for-sale category without calling into question the Corporation's intent to hold other debt securities until maturity. As such, on January 1, 2001, the Corporation transferred debt securities with a carrying value of $4,389,000 and a market value of $4,317,000 to the available-for-sale category.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase business combination must meet to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to the estimated residual values, and reviewed for impairment in accordance with the FASB's Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (Statement 121).

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $393,000 ($.03 per share) per year. During the first quarter of 2002, the Company will perform the first of the required impairment tests of goodwill and intangible assets with indefinite lives and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

NOTE 3.  SEGMENT REPORTING

     The Corporation has two reportable segments, the Alabama Region and the Florida Region. The Alabama Region consists of operations located throughout the state of Alabama. The Florida Region consists of operations located in the panhandle region of Florida. The Corporation's reportable segments are managed as separate business units because they are located in different geographic areas. Both segments derive

                     THE BANC CORPORATION AND SUBSIDIARIES

NOTE 3.  SEGMENT REPORTING -- (CONTINUED)

revenues from the delivery of financial services. These services include commercial loans, mortgage loans, consumer loans, deposit accounts and other financial services.

     The Corporation evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers. Net interest revenue is used as the basis for performance evaluation rather than its components, total interest revenue and total interest expense. The accounting policies used by each reportable segment are the same as those discussed in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2000. All costs have been allocated to the reportable segments. Therefore, combined amounts agree to the consolidated totals.

                                                              ALABAMA    FLORIDA
                                                               REGION     REGION     COMBINED
                                                              --------   --------   ----------
Six months ended June 30, 2001
  Net interest income.......................................  $ 13,036   $  6,932   $   19,968
  Provision for loan losses.................................     1,100        530        1,630
  Noninterest income........................................     3,741        712        4,453
  Noninterest expense.......................................    13,667      4,195       17,862
  Distributions on trust preferred securities...............       795         --          795
  Income tax expense........................................       200        960        1,160
          Net income........................................     1,015      1,959        2,974
Six months ended June 30, 2000
  Net interest income.......................................  $ 11,263   $  5,799   $   17,062
  Provision for loan losses.................................     1,054        543        1,597
  Noninterest income........................................     2,726        798        3,524
  Noninterest expense.......................................    12,534      3,592       16,126
  Income tax (benefit) expense..............................      (138)       905          767
          Net income........................................       539      1,557        2,096

NOTE 4.  NET INCOME PER SHARE

     The following table sets forth the computation of basic and diluted net income per common share (in thousands, except per share amounts):

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Numerator:
  For basic and diluted, net income.........................  $ 2,974   $ 2,096
                                                              =======   =======
Denominator:
  For basic, weighted average common shares outstanding.....   14,308    14,385
  Effect of dilutive stock options..........................        3         2
                                                              -------   -------
Average diluted common shares outstanding...................   14,311    14,387
                                                              =======   =======
Basic and diluted net income per share......................  $   .21   $   .14
                                                              =======   =======

                     THE BANC CORPORATION AND SUBSIDIARIES

NOTE 5.  INCOME TAXES

     The primary difference between the effective tax rate and the federal statutory rate in 2001 and 2000 is due to the recognition of rehabilitation tax credits generated from the restoration of the Corporation's headquarters, the John A. Hand Building.

NOTE 6. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE CORPORATION'S SUBORDINATED DEBENTURES

     On September 7, 2000, TBC Capital Statutory Trust II ("TBC Capital"), a Connecticut statutory trust established by the Corporation, received $15,000,000 in proceeds in exchange for $15,000,000 principal amount of TBC Capital's 10.6% cumulative trust preferred securities in a pooled trust preferred private placement. The proceeds were used to purchase an equal principal amount of 10.6% subordinated debentures of the Corporation. The Corporation has fully and unconditionally guaranteed all obligations of TBC Capital on a subordinated basis with respect to the preferred securities. The Corporation accounts for TBC Capital as minority interest. Subject to certain limitations, the preferred securities qualify as Tier 1 capital and are presented in the Condensed Consolidated Statement of Financial Condition as "Guaranteed preferred beneficial interests in the Corporation's subordinated debentures." The sole asset of TBC Capital is the subordinated debentures issued by the Corporation. Both the preferred securities of TBC Capital and the subordinated debentures of the Corporation each have 30-year lives. However, both the Corporation and TBC Capital have a call option after ten years, subject to regulatory approval, or earlier depending upon certain changes in tax or investment company laws, or regulatory capital requirements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
CF Bancshares, Inc.
Port St. Joe, Florida:

     We have audited the consolidated balance sheets of CF Bancshares, Inc. and Subsidiaries (the "Company") at December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 1999, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida
February 23, 2001

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   AT DECEMBER 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                        ASSETS
Cash and due from banks.....................................  $ 2,784,258   $ 2,280,765
Interest-bearing deposits with banks........................    1,709,783       940,950
                                                              -----------   -----------
          Total cash and cash equivalents...................    4,494,041     3,221,715
Securities held to maturity (fair value of $3,351,714 and
  $1,884,030)...............................................    3,209,308     1,813,696
Loans, net of allowance for loan losses of $289,041 and
  $282,257..................................................   82,241,009    66,419,097
Federal Home Loan Bank stock, at cost.......................      662,500       386,900
Premises and equipment, net.................................    2,467,718     2,121,061
Foreclosed real estate......................................      135,000       135,000
Accrued interest receivable.................................      566,915       408,354
Income taxes receivable.....................................      105,349            --
Deferred income taxes.......................................      151,000       188,000
Other assets................................................      687,256       527,781
                                                              -----------   -----------
          Total.............................................  $94,720,096   $75,221,604
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Noninterest-bearing demand deposits.......................  $ 3,451,583   $ 2,931,691
  Savings and NOW deposits..................................   14,943,816    14,868,503
  Money-market deposits.....................................    6,543,800     5,862,963
  Time deposits.............................................   48,164,193    36,483,276
                                                              -----------   -----------
          Total deposits....................................   73,103,392    60,146,433
  Federal Home Loan Bank advances...........................   13,250,000     7,250,000
  Income taxes payable......................................           --       143,029
  Other liabilities.........................................      624,197       496,684
                                                              -----------   -----------
          Total liabilities.................................   86,977,589    68,036,146
                                                              -----------   -----------
Commitments and contingencies (Notes 8 and 14)
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued or outstanding.................           --            --
  Common stock, $.01 par value, 5,000,000 shares authorized,
     169,015 and 168,555 shares issued and outstanding......        1,690         1,686
  Additional paid-in capital................................    1,432,258     1,427,662
  Retained earnings.........................................    6,308,559     5,756,110
                                                              -----------   -----------
          Total stockholders' equity........................    7,742,507     7,185,458
                                                              -----------   -----------
          Total.............................................  $94,720,096   $75,221,604
                                                              ===========   ===========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                2000         1999         1998
                                                             ----------   ----------   ----------
Interest income:
  Loans....................................................  $6,519,499   $5,173,047   $5,214,357
  Securities held to maturity..............................     202,675       59,557        5,598
  Other....................................................     209,814      182,278      280,714
                                                             ----------   ----------   ----------
          Total interest income............................   6,931,988    5,414,882    5,500,669
                                                             ----------   ----------   ----------
Interest expense:
  Deposits.................................................   3,403,613    2,606,362    2,853,694
  Federal Home Loan Bank advances..........................     599,285      350,085      169,494
                                                             ----------   ----------   ----------
          Total interest expense...........................   4,002,898    2,956,447    3,023,188
                                                             ----------   ----------   ----------
          Net interest income..............................   2,929,090    2,458,435    2,477,481
Provision for loan losses..................................     100,470      173,043       73,585
                                                             ----------   ----------   ----------
          Net interest income after provision for loan
            losses.........................................   2,828,620    2,285,392    2,403,896
                                                             ----------   ----------   ----------
Noninterest income:
  Service charges on deposit accounts......................     298,427      255,678      233,209
  Other service charges and fees...........................     163,085      137,519      112,608
  Gain on sale of developed real estate....................      22,762      614,414           --
  Other....................................................      19,539       34,909       17,875
                                                             ----------   ----------   ----------
          Total noninterest income.........................     503,813    1,042,520      363,692
                                                             ----------   ----------   ----------
Noninterest expenses:
  Salaries and employee benefits...........................   1,019,589    1,096,100      897,469
  Occupancy expense........................................     422,642      381,915      261,700
  Data processing..........................................     112,329      103,521       98,788
  Legal and professional...................................      48,376       69,169       60,709
  Federal deposit insurance premium........................      12,971       33,535       37,030
  Stationary and office supplies...........................      71,200       59,161       51,033
  Other....................................................     363,445      311,487      343,263
                                                             ----------   ----------   ----------
          Total noninterest expenses.......................   2,050,552    2,054,888    1,749,992
                                                             ----------   ----------   ----------
Earnings before income taxes...............................   1,281,881    1,273,024    1,017,596
          Income taxes.....................................     475,909      472,497      379,065
                                                             ----------   ----------   ----------
Net earnings...............................................  $  805,972   $  800,527   $  638,531
                                                             ==========   ==========   ==========
Earnings per share:
  Basic....................................................  $     4.77   $     4.75   $     3.82
                                                             ==========   ==========   ==========
  Diluted..................................................  $     4.76   $     4.74   $     3.78
                                                             ==========   ==========   ==========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                              COMMON STOCK     ADDITIONAL                    TOTAL
                                            ----------------    PAID-IN      RETAINED    STOCKHOLDERS'
                                            SHARES    AMOUNT    CAPITAL      EARNINGS       EQUITY
                                            -------   ------   ----------   ----------   -------------
Balance at December 31, 1997..............  167,053   $1,671   $1,412,657   $4,862,377    $6,276,705
  Net earnings............................       --       --           --      638,531       638,531
  Cash dividends paid, at $2 per share....       --       --           --     (334,657)     (334,657)
  Shares issued...........................      325        3        3,247           --         3,250
                                            -------   ------   ----------   ----------    ----------
Balance at December 31, 1998..............  167,378    1,674    1,415,904    5,166,251     6,583,829
  Net earnings............................       --       --           --      800,527       800,527
  Cash dividends paid, at $1.25 per
     share................................       --       --           --     (210,668)     (210,668)
  Shares issued...........................    1,177       12       11,758           --        11,770
                                            -------   ------   ----------   ----------    ----------
Balance at December 31, 1999..............  168,555    1,686    1,427,662    5,756,110     7,185,458
                                            -------   ------   ----------   ----------    ----------
  Net earnings............................       --       --           --      805,972       805,972
  Cash dividends paid, at $1.50 per
     share................................       --       --           --     (253,523)     (253,523)
  Shares issued...........................      460        4        4,596           --         4,600
                                            -------   ------   ----------   ----------    ----------
Balance at December 31, 2000..............  169,015   $1,690   $1,432,258   $6,308,559    $7,742,507
                                            =======   ======   ==========   ==========    ==========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                             2000          1999          1998
                                                         ------------   -----------   -----------
Cash flows from operating activities:
  Net earnings.........................................  $    805,972   $   800,527   $   638,531
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation......................................       246,310       231,093       159,699
     Provision for loan losses.........................       100,470       173,043        73,585
     Amortization of premiums on securities held to
       maturity........................................        25,575         4,875            --
     Deferred income tax provision (credit)............        37,000      (145,000)     (118,000)
     (Increase) decrease in accrued interest receivable
       and other assets................................      (318,036)     (120,601)       16,632
     Proceeds from sale of development lots............        59,092     1,616,500            --
     Cost of development of real estate................       (36,330)   (1,002,086)           --
     Gain on sale of developed lots....................       (22,762)     (614,414)           --
     Gains on sale of foreclosed real estate...........        (6,866)      (21,550)       (8,079)
     Increase in other liabilities.....................       127,513       219,620       178,537
     (Decrease) increase in income taxes payable.......      (143,029)      143,029      (173,718)
     (Increase) decrease in income taxes receivable....      (105,349)       42,194       (42,194)
                                                         ------------   -----------   -----------
          Net cash provided by operating activities....       769,560     1,327,230       724,993
                                                         ------------   -----------   -----------
Cash flows from investing activities:
  Principal paydowns of securities held to maturity....       354,352        94,146            --
  Net decrease in interest-bearing deposits with
     banks.............................................            --       450,000       425,000
  Purchase of securities held to maturity..............    (1,775,539)   (1,912,717)           --
  Proceeds from maturities of securities held to
     maturity..........................................            --            --       385,000
  Net (increase) decrease in loans.....................   (15,928,104)   (6,404,580)      198,288
  (Purchase) sale of Federal Home Loan Bank stock......      (275,600)       31,500            --
  Net purchases of premises and equipment..............      (592,967)     (701,890)     (667,125)
  Proceeds from the sale of foreclosed real estate.....        10,000       128,874         1,000
  Net expenditures on foreclosed real estate...........         2,588        39,233        (4,680)
                                                         ------------   -----------   -----------
          Net cash provided by (used in) investing
            activities.................................   (18,205,270)   (8,275,434)      337,483
                                                         ------------   -----------   -----------
Cash flows from financing activities:
  Net increase (decrease) in deposits..................    12,956,959     4,210,603    (5,724,080)
  Cash dividends paid..................................      (253,523)     (210,668)     (334,657)
  Net increase in Federal Home Loan Bank advances......     6,000,000     1,000,000     5,400,000
  Issuance of common stock.............................         4,600        11,770         3,250
                                                         ------------   -----------   -----------
          Net cash provided by (used in) financing
            activities.................................    18,708,036     5,011,705      (655,487)
                                                         ------------   -----------   -----------
          Net increase (decrease) in cash and cash
            equivalents................................     1,272,326    (1,936,499)      406,989
  Cash and cash equivalents at beginning of year.......     3,221,715     5,158,214     4,751,225
                                                         ------------   -----------   -----------
  Cash and cash equivalents at end of year.............  $  4,494,041   $ 3,221,715   $ 5,158,214
                                                         ============   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest...............  $  3,947,715   $ 2,956,385   $ 3,023,325
                                                         ============   ===========   ===========
  Cash paid during the year for income taxes...........  $    687,287   $   432,274   $   712,977
                                                         ============   ===========   ===========
Supplemental disclosure of noncash investing activity:
  Transfers from loans to foreclosed real estate.......  $     49,222   $   292,581   $   195,726
                                                         ============   ===========   ===========
  Transfers from foreclosed real estate to loans.......  $     43,500   $   101,849   $   176,659
                                                         ============   ===========   ===========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                            ENDED DECEMBER 31, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     CF Bancshares, Inc. (the "Holding Company") is a unitary thrift holding company and its current business is the ownership and operation of Citizens Federal Savings Bank of Port St. Joe (the "Savings Bank") and Citizens Properties, Inc. Collectively the entities are referred to as the "Company." The Savings Bank provides a variety of community banking services to small and middle-market businesses and individuals through its three banking offices located in Bay, Gulf and Franklin Counties, Florida. Citizens Properties, Inc. was formed for the purpose of holding and managing foreclosed real estate and to purchase and develop real estate.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Holding Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

     In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits with banks, both of which mature within ninety days.

SECURITIES HELD TO MATURITY

     Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

LOANS

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well-collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

     A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

FORECLOSED REAL ESTATE

     Real estate acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in earnings.

INCOME TAXES

     Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

PREMISES AND EQUIPMENT

     Land is carried at cost. Buildings and improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

TRANSFER OF FINANCIAL ASSETS

     Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

OFF-BALANCE-SHEET INSTRUMENTS

     In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

STOCK COMPENSATION PLANS

     Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25.

EARNINGS PER SHARE

     Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

          Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

          Securities. Fair values for securities are based on quoted market prices.

          Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage, consumer, commercial real

                      CF BANCSHARES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     estate and commercial loans are estimated using discounted cash flow analyses, using Office of Thrift Supervision ("OTS") pricing model. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          Federal Home Loan Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

          Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using the OTS pricing model.

          Accrued Interest Receivable. The carrying amounts of accrued interest approximate their fair values.

          Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

FUTURE ACCOUNTING REQUIREMENTS

     Financial Accounting Standards 133 -- Accounting for Derivative Investments and Hedging Activities (as amended) requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement January 1, 2001. Management does not anticipate that this Statement will have a material impact on the Company.

RECLASSIFICATION

     For comparability, certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.

2. SECURITIES HELD TO MATURITY

     Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values are summarized as follows:

                                                            GROSS        GROSS
                                             AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                COST        GAINS        LOSSES       VALUE
                                             ----------   ----------   ----------   ----------
AT DECEMBER 31, 2000 --
  Mortgage-backed securities...............  $3,209,308    $142,406       $ --      $3,351,714
                                             ==========    ========       ====      ==========
AT DECEMBER 31, 1999 --
  Mortgage-backed securities...............  $1,813,696    $ 70,334       $ --      $1,884,030
                                             ==========    ========       ====      ==========

     There were no sales of securities during 2000, 1999 or 1998.

     The Company has pledged certain securities and deposits as collateral for public deposits. At December 31, 2000 securities with a carrying value of $4,620,000 were pledged for such purposes.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

3. LOANS

     The components of loans consist of the following:

                                                                   AT DECEMBER 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
Residential real estate.....................................  $42,517,348   $41,414,925
Commercial real estate......................................   23,249,864    15,787,883
Consumer....................................................   12,230,819     5,283,495
Commercial..................................................    4,355,328     2,568,660
Real estate construction....................................    3,806,831     3,806,300
                                                              -----------   -----------
     Subtotal...............................................   86,160,190    68,861,263
Deduct:
  Net deferred loan fees, premiums and discounts............     (107,519)      (80,270)
  Undisbursed portion of loans in process...................   (3,522,621)   (2,079,639)
  Allowance for loan losses.................................     (289,041)     (282,257)
                                                              -----------   -----------
                                                              $82,241,009   $66,419,097
                                                              ===========   ===========

     An analysis of the change in the allowance for loan losses is summarized as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                         2000        1999        1998
                                                       ---------   ---------   --------
Balance at beginning of year.........................  $ 282,257   $ 206,152   $192,893
Provision charged to earnings........................    100,470     173,043     73,585
Loans charged off....................................   (115,401)   (117,749)   (75,013)
Recoveries...........................................     21,715      20,811     14,687
                                                       ---------   ---------   --------
Balance at end of year...............................  $ 289,041   $ 282,257   $206,152
                                                       =========   =========   ========

     There were no impaired loans during 2000, 1999 or 1998.

4. PREMISES AND EQUIPMENT, NET

     Premises and equipment consist of the following:

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              -----------   ----------
Land........................................................  $   706,849   $  246,320
Buildings and improvements..................................    1,778,527    1,778,527
Furniture, fixtures and equipment...........................    1,009,244      892,911
                                                              -----------   ----------
          Total at cost.....................................    3,494,620    2,917,758
Less accumulated depreciation...............................   (1,026,902)    (796,697)
                                                              -----------   ----------
          Premises and equipment, net.......................  $ 2,467,718   $2,121,061
                                                              ===========   ==========

5. LOAN SERVICING

     Loans serviced for others are not included in the accompanying consolidated balance sheets and totaled approximately $767,000 and $912,000 at December 31, 2000 and 1999, respectively. There are no custodial escrow balances maintained in connection with the loan servicing.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

6. DEPOSIT ACCOUNTS

     The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $16.4 million and $9.3 million at December 31, 2000 and 1999, respectively.

     At December 31, 2000, the scheduled maturities of time deposits are as follows:

MATURING IN THE YEAR ENDING                                     AMOUNT
---------------------------                                   -----------
2001........................................................  $30,618,674
2002........................................................    9,269,605
2003........................................................    2,798,627
2004........................................................    1,900,136
2005........................................................    3,577,151
                                                              -----------
                                                              $48,164,193
                                                              ===========

7. FEDERAL HOME LOAN BANK ADVANCES

     Federal Home Loan Bank of Atlanta ("FHLB") advances are collateralized by all of the Company's FHLB stock and a blanket lien on mortgage loans and are as follows:

                                                                         DECEMBER 31,
                                                 WEIGHTED-AVERAGE   -----------------------
MATURING IN THE YEAR ENDING                       INTEREST RATE        2000         1999
---------------------------                      ----------------   -----------   ---------
2000...........................................        6.22%        $        --   1,000,000
2003...........................................        4.79%          3,000,000   3,000,000
2005...........................................        7.07%          2,000,000          --
2006...........................................        6.70%            250,000     250,000
2008...........................................        5.95%          3,000,000   3,000,000
2010...........................................        6.41%          5,000,000          --
                                                                    -----------   ---------
                                                                    $13,250,000   7,250,000
                                                                    ===========   =========

8. FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit to customers is essentially the same as that involved in extending loan facilities to customers.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The

                      CF BANCSHARES, INC. AND SUBSIDIARIES

8. FINANCIAL INSTRUMENTS -- (CONTINUED)

Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

     The estimated fair values of the Company's financial instruments at December 31, were as follows (in thousands):

                                                             2000                1999
                                                       -----------------   -----------------
                                                       CARRYING    FAIR    CARRYING    FAIR
                                                        AMOUNT    VALUE     AMOUNT    VALUE
                                                       --------   ------   --------   ------
Financial assets:
  Cash and cash equivalents..........................   $4,494     4,494     3,222     3,222
  Securities held to maturity........................    3,209     3,352     1,814     1,884
  Loans..............................................   82,241    82,669    66,419    66,326
  Federal Home Loan Bank stock.......................      135       135       135       135
  Accrued interest receivable........................      567       567       408       408
Financial liabilities:
  Deposit liabilities................................   73,103    73,393    60,146    60,414
  Federal Home Loan Bank advances....................   13,250    13,343     7,250     7,043

     A summary of the amounts of the Company's financial instruments with off balance sheet risk follows:

                                                             AT DECEMBER 31,
                                                                  2000
                                                             ---------------
Commitments to extend credit...............................    $1,990,000
                                                               ==========
Unused lines of credit.....................................    $2,989,000
                                                               ==========
Standby letters of credit..................................    $   90,000
                                                               ==========

9. CREDIT RISK

     The Company grants real estate and consumer loans to customers primarily in Bay, Gulf and Franklin Counties, Florida. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economies of Bay, Gulf and Franklin Counties.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

10. INCOME TAXES

     Allocations of Federal and state income taxes between current and deferred portions is as follows:

                                                          CURRENT    DEFERRED    TOTAL
                                                          --------   --------   -------
YEAR ENDED DECEMBER 31, 2000:
Federal.................................................  $374,598     32,000   406,598
State...................................................    64,311      5,000    69,311
                                                          --------   --------   -------
          Total.........................................  $438,909     37,000   475,909
                                                          ========   ========   =======
YEAR ENDED DECEMBER 31, 1999:
Federal.................................................   539,512   (124,000)  415,512
State...................................................    77,985    (21,000)   56,985
                                                          --------   --------   -------
          Total.........................................  $617,497   (145,000)  472,497
                                                          ========   ========   =======
YEAR ENDED DECEMBER 31, 1998:
Federal.................................................   438,470   (101,000)  337,470
State...................................................    58,595    (17,000)   41,595
                                                          --------   --------   -------
          Total.........................................  $497,065   (118,000)  379,065
                                                          ========   ========   =======

     The reasons for the differences between the statutory Federal income tax rate and the effective tax rates are summarized as follows:

                                    2000                     1999                     1998
                           ----------------------   ----------------------   ----------------------
                                      % OF PRETAX              % OF PRETAX              % OF PRETAX
                            AMOUNT     EARNINGS      AMOUNT     EARNINGS      AMOUNT     EARNINGS
                           --------   -----------   --------   -----------   --------   -----------
Tax provision at
  statutory rate.........  $435,839      34.0%      $432,828      34.0%      $345,983      34.0%
  Increases (reductions)
     in taxes resulting
     from:
     State taxes, net of
       Federal benefit...    45,745       3.6         37,611       3.0         27,453       2.7
     Other, net..........    (5,675)      (.5)         2,058        .1          5,629        .6
                           --------      ----       --------      ----       --------      ----
  Income tax provision...  $475,909      37.1%      $472,497      37.1%      $379,065      37.3%
                           ========      ====       ========      ====       ========      ====

                      CF BANCSHARES, INC. AND SUBSIDIARIES

10. INCOME TAXES -- (CONTINUED)

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities are presented below.

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Deferred tax assets:
  Allowance for loan losses.................................  $ 60,000   $138,000
  Deferred compensation.....................................   169,000    143,000
  Other.....................................................     2,000      2,000
                                                              --------   --------
          Gross deferred tax assets.........................   231,000    283,000
                                                              --------   --------
Deferred tax liabilities:
  FHLB stock dividends......................................   (55,000)   (55,000)
  Premises and equipment....................................   (20,000)   (35,000)
  Charitable contributions..................................        --     (1,000)
  Other.....................................................    (5,000)    (4,000)
                                                              --------   --------
          Gross deferred tax liabilities....................   (80,000)   (95,000)
                                                              --------   --------
          Net deferred tax asset............................  $151,000   $188,000
                                                              ========   ========

11. EARNINGS PER SHARE ("EPS")

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations ($ in thousands, except per share amounts).

                                                       FOR THE YEAR ENDED DECEMBER 31,
                        ---------------------------------------------------------------------------------------------
                                    2000                            1999                            1998
                        -----------------------------   -----------------------------   -----------------------------
                                   WEIGHTED-    PER                WEIGHTED-    PER                WEIGHTED-    PER
                                    AVERAGE    SHARE                AVERAGE    SHARE                AVERAGE    SHARE
                        EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT
                        --------   ---------   ------   --------   ---------   ------   --------   ---------   ------
Basic EPS:
  Net earnings
    available to
    common
    stockholders......    $806      168,947    $4.77      $801      168,504    $4.75      $639      167,350    $3.82
                                               =====                           =====                           =====
Effect of dilutive
  securities:
  Incremental shares
    from assumed
    exercise of
    options...........                  258                             597                           1,548
                                    -------                         -------                         -------
Diluted EPS:
  Net earnings
    available to
    common
    stockholders and
    assumed
    conversions.......    $806      169,205    $4.76      $801      169,101    $4.74      $639      168,898    $3.78
                          ====      =======    =====      ====      =======    =====      ====      =======    =====

12. EMPLOYEE STOCK OWNERSHIP PLAN

     The Company has a employee stock ownership plan ("ESOP") for the benefit of its employees. The plan was amended to include a 401(k) plan ("KSOP"), eligible for all persons employed by the Company at least one year who are twenty-one years of age. For the years ended December 31, 2000, 1999 and 1998, the Company's contributions to the plan were $36,340, $30,215 and $28,116, respectively.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

13. RELATED PARTIES

     All loans involving directors and officers were made in the ordinary course of business. Activity with respect to these loans was as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000       1999
                                                              --------   ---------
Balance at beginning of year................................  $283,609   $ 249,507
  Additions.................................................   180,657     319,877
  Payments..................................................   (73,337)   (285,775)
                                                              --------   ---------
Balance at end of year......................................  $390,929   $ 283,609
                                                              ========   =========

14. COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

15. STOCK OPTION PLANS

     The Company has an Incentive Stock Option Plan ("Incentive Plan") and a Stock Option Plan for Outside Directors ("Directors Plan"). Options are granted for a period of ten years and vest at the time of grant. All options granted under the Directors Plan were exercised during the year ending December 31, 1999. A summary of the activity for both the Incentive Plan and the Directors Plan follows:

                                                               PER
                                                              SHARE      NUMBER    AGGREGATE
                                                             EXERCISE      OF       OPTION
                                                              PRICE      SHARES      PRICE
                                                             --------   --------   ---------
Outstanding at December 31, 1997...........................   $10.00      2,292    $ 22,920
Options exercised..........................................    10.00       (325)      3,250
                                                                         ------    --------
Outstanding at December 31, 1998...........................    10.00      1,967      19,670
Options exercised..........................................    10.00     (1,177)    (11,770)
                                                                         ------    --------
Outstanding at December 31, 1999...........................    10.00        790       7,900
Options exercised..........................................    10.00       (460)     (4,600)
                                                                         ------    --------
Outstanding at December 31, 2000...........................   $10.00        330    $  3,300
                                                              ======     ======    ========
Available to be granted at December 31, 2000...............               2,820
                                                                         ======

     The weighted-average remaining contractual life of the outstanding stock options at December 31, 2000 and 1999 was three months and fifteen months, respectively.

16. EMPLOYEE BENEFIT PLANS

     The Company provides a supplemental executive retirement plan for certain of its officers. The terms of the plan agreements provide for a specific percentage of the participants compensation to be accrued for deferred compensation. The Company is accruing interest on these amounts at a rate of 8%. The benefits vest at various times and will be paid upon retirement, death or disability. During 2000, 1999 and 1998 expense relating to this plan amounted to $16,958, $15,658 and $20,832, respectively.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

17. DIRECTORS RETIREMENT PLAN

     The Company provides a nonfunded retirement plan for its directors. The plan agreement provides for a specific amount to be accrued for deferred compensation. The Company is accruing interest on these amounts at 8%. During 2000, 1999 and 1998 expense relating to this plan amounted to $73,222, $199,272 and $120,864, respectively.

18. REGULATORY MATTERS

     Banking regulations place certain restrictions on dividends and loans or advances made by the Savings Bank to the Holding Company.

     The Savings Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2000 and 1999, the Savings Bank met all capital adequacy requirements to which they are subject.

     As of December 31, 2000, the most recent notification from the regulatory authorities categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Savings Bank's category. The Savings Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

                                                                                       MINIMUM
                                                                                     TO BE WELL
                                                                   FOR CAPITAL    CAPITALIZED UNDER
                                                                    ADEQUACY      PROMPT CORRECTIVE
                                                     ACTUAL         PURPOSES      ACTION PROVISIONS
                                                 --------------   -------------   -----------------
                                                 AMOUNT     %     AMOUNT    %      AMOUNT      %
                                                 ------   -----   ------   ----   --------   ------
AS OF DECEMBER 31, 2000:
Total capital to Risk-Weighted assets..........  $7,507   12.66%  $4,742   8.00%   $5,928    10.00%
Tier I Capital to Risk-Weighted Assets.........   7,218   12.18    2,371   4.00     3,557     6.00
Tier I Capital to Total Assets.................   7,218    7.69    3,756   4.00     4,695     5.00
AS OF DECEMBER 31, 1999:
Total capital to Risk-Weighted assets..........  $6,945   14.83%  $3,746   8.00%   $4,682    10.00%
Tier I Capital to Risk-Weighted Assets.........   6,663   14.23    1,873   4.00     2,809     6.00
Tier I Capital to Total Assets.................   6,663    8.90    2,993   4.00     3,742     5.00

                      CF BANCSHARES, INC. AND SUBSIDIARIES

19. PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Condensed financial statements of the Holding Company are presented below.

                            CONDENSED BALANCE SHEETS

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
ASSETS
Cash and cash equivalents...................................  $  119,016   $  117,554
Investment in wholly-owned subsidiaries.....................   7,564,554    7,003,175
Other assets................................................      58,937       64,729
                                                              ----------   ----------
         Total..............................................  $7,742,507   $7,185,458
                                                              ==========   ==========
STOCKHOLDERS' EQUITY
Stockholders' equity........................................  $7,742,507   $7,185,458
                                                              ==========   ==========

                        CONDENSED STATEMENTS OF EARNINGS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Revenues....................................................  $     --   $     --   $  1,415
Expenses....................................................   (15,407)   (23,450)   (22,771)
                                                              --------   --------   --------
         Loss before earnings of subsidiaries...............   (15,407)   (23,450)   (21,356)
Earnings of subsidiaries....................................   821,379    823,977    659,887
                                                              --------   --------   --------
         Net earnings.......................................  $805,972   $800,527   $638,531
                                                              ========   ========   ========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
Cash flows from operation activities:
  Net earnings..............................................  $ 805,972   $ 800,527   $ 638,531
  Adjustments to reconcile net earnings to net cash used in
    operating activities:
    Equity in undistributed earnings of subsidiaries........   (821,379)   (823,977)   (659,887)
    Net decrease (increase) in other assets.................      5,792      (1,783)     24,114
                                                              ---------   ---------   ---------
         Net cash (used in) provided by operating
            activities......................................     (9,615)    (25,233)      2,758
                                                              ---------   ---------   ---------
Cash flows from investing activity:
  Investment in subsidiary..................................         --          --     (20,000)
                                                              ---------   ---------   ---------
Cash flows from financing activities:
  Dividends from subsidiary.................................    260,000     275,000     400,001
  Shares issued.............................................      4,600      11,770       3,250
  Cash dividends paid.......................................   (253,523)   (210,668)   (334,657)
                                                              ---------   ---------   ---------
         Net cash provided by financing activities..........     11,077      76,102      68,594
                                                              ---------   ---------   ---------
Net increase in cash and cash equivalents...................      1,462      50,869      51,352
Cash and cash equivalents at beginning of the year..........    117,554      66,685      15,333
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $ 119,016   $ 117,554   $  66,685
                                                              =========   =========   =========

20. MERGER (UNAUDITED)

     On August 30, 2001, the Company entered into a definitive agreement (the "Agreement") to merge with The Banc Corporation. Under the terms of the Agreement, The Banc Corporation will pay cash or exchange shares of its common stock for all outstanding shares of the Company. The merger is subject to both regulatory and stockholder approval.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                JUNE 30,
                                                                  2001
                                                              ------------
                                  ASSETS
Cash and due from banks.....................................  $  3,859,474
Interest-bearing deposits with banks........................     6,024,208
                                                              ------------
          Total cash and cash equivalents...................     9,883,682
Securities held to maturity (fair value of $2,805,287)......     2,756,326
Loans, net of allowance for loan losses of $342,361.........    87,811,058
Federal Home Loan Bank stock, at cost.......................       812,500
Premises and equipment, net.................................     2,386,943
Foreclosed real estate......................................       134,000
Accrued interest receivable.................................       710,631
Income taxes receivable.....................................       103,738
Deferred income taxes.......................................       151,000
Other assets................................................       482,693
                                                              ------------
          Total.............................................  $105,232,571
                                                              ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Noninterest-bearing demand deposits.......................     7,546,798
  Savings and NOW deposits..................................    17,256,187
  Money-market deposits.....................................     9,873,562
  Time deposits.............................................    45,501,083
                                                              ------------
          Total deposits....................................    80,177,630
  Federal Home Loan Bank advances...........................    16,250,000
  Other liabilities.........................................       689,898
                                                              ------------
          Total liabilities.................................    97,117,528
                                                              ------------
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued or outstanding.................            --
  Common stock, $.01 par value 5,000,000 shares authorized;
     169,345 shares issued and outstanding..................         1,693
  Additional paid-in capital................................     1,435,555
  Retained earnings.........................................     6,677,795
                                                              ------------
          Total stockholders' equity........................     8,115,043
                                                              ------------
          Total liabilities and stockholders' equity........  $105,232,571
                                                              ============

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
Interest income:
  Loans.....................................................  $3,772,020     $3,048,393
  Securities held to maturity...............................     118,494         53,731
  Other.....................................................     106,416         76,164
                                                              ----------     ----------
          Total interest income.............................   3,996,930      3,178,288
                                                              ----------     ----------
Interest expense:
  Deposits..................................................   1,902,539      1,533,995
  Federal Home Loan Bank advances...........................     434,308        233,768
                                                              ----------     ----------
          Total interest expense............................   2,336,847      1,767,763
                                                              ----------     ----------
          Net interest income...............................   1,660,083      1,410,525
Provision for loan losses...................................      95,925         42,760
                                                              ----------     ----------
          Net interest income after provision for loan
            losses..........................................   1,564,158      1,367,765
                                                              ----------     ----------
Noninterest income:
  Service charges on deposit accounts.......................     168,650        143,734
  Other service charges and fees............................      81,161         77,256
  Gain on sale of developed real estate.....................          --         22,762
  Other.....................................................      13,004         11,086
                                                              ----------     ----------
          Total noninterest income..........................     262,815        254,838
                                                              ----------     ----------
Noninterest expenses:
  Salaries and employee benefits............................     494,312        507,171
  Occupancy expense.........................................     236,902        211,419
  Data processing...........................................      59,774         54,499
  Legal and professional....................................      27,844         31,013
  Federal deposit insurance premium.........................       6,892          6,161
  Stationary and office supplies............................      44,510         33,000
  Other expense.............................................     164,169        185,014
                                                              ----------     ----------
          Total noninterest expenses........................   1,034,403      1,028,277
                                                              ----------     ----------
Earnings before income taxes................................     792,570        594,326
          Income taxes......................................     296,385        220,685
                                                              ----------     ----------
Net earnings................................................  $  496,185     $  373,641
                                                              ==========     ==========
Basic earnings per share....................................  $     2.93     $     2.21
                                                              ==========     ==========
Diluted earnings per share..................................  $     2.93     $     2.21
                                                              ==========     ==========
Dividends per share.........................................  $     0.75     $     0.75
                                                              ==========     ==========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 2001

                                              COMMON STOCK      ADDITIONAL                    TOTAL
                                            -----------------    PAID-IN      RETAINED    STOCKHOLDERS'
                                             SHARES    AMOUNT    CAPITAL      EARNINGS       EQUITY
                                            --------   ------   ----------   ----------   -------------
Balance at December 31, 2000..............  $169,015   $1,690   $1,432,258   $6,308,559    $7,742,507
  Net earnings for the six months ended
     June 30, 2001 (unaudited)............        --       --           --      496,185       496,185
  Cash dividends..........................        --       --           --     (126,949)     (126,949)
  Shares issued...........................       330        3        3,297           --         3,300
                                            --------   ------   ----------   ----------    ----------
Balance at June 30, 2001 (unaudited)......  $169,345   $1,693   $1,435,555   $6,677,795    $8,115,043
                                            ========   ======   ==========   ==========    ==========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------   ------------
Cash flows from operating activities:
  Net earnings..............................................  $   496,185   $    373,641
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation...........................................      128,853        125,407
     Provision for loan losses..............................       95,925         42,760
     Amortization of premiums on securities held to
      maturity..............................................       15,779         10,257
     Decrease (increase) in accrued interest receivable and
      other assets..........................................       60,847       (235,637)
     Proceeds from sale of development lots.................           --         59,092
     Cost of development of real estate.....................           --        (36,330)
     Gain on sale of developed lots.........................           --        (22,762)
     Write down of foreclosed real estate...................        1,000             --
     Increase in other liabilities..........................       65,701        137,073
     Decrease in income taxes payable.......................           --       (143,029)
     Decrease (increase) in income taxes receivable.........        1,611        (81,286)
                                                              -----------   ------------
          Net cash provided by operating activities.........      865,901        229,186
                                                              -----------   ------------
Cash flows from investing activities:
  Principal paydowns of securities held to maturity.........      437,203        177,668
  Purchase of securities held to maturity...................           --       (706,354)
  Net increase in loans.....................................   (5,665,974)   (11,349,879)
  Purchase of Federal Home Loan Bank stock..................     (150,000)      (175,600)
  Net purchases of premises and equipment...................      (48,078)       (25,129)
                                                              -----------   ------------
          Net cash used in investing activities.............   (5,426,849)   (12,079,294)
                                                              -----------   ------------
Cash flows from financing activities:
  Net increase in deposits..................................    7,074,238     11,358,645
  Cash dividends paid.......................................     (126,949)      (126,762)
  Net increase in Federal Home Loan Bank advances...........    3,000,000      4,000,000
  Issuance of common stock..................................        3,300          4,600
                                                              -----------   ------------
          Net cash provided by financing activities.........    9,950,589     15,236,483
                                                              -----------   ------------
          Net increase in cash and cash equivalents.........    5,389,641      3,386,375
  Cash and cash equivalents at beginning of period..........    4,494,041      3,221,715
                                                              -----------   ------------
  Cash and cash equivalents at end of period................  $ 9,883,682   $  6,608,090
                                                              ===========   ============
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $ 2,337,116   $  1,750,723
                                                              ===========   ============
  Cash paid during the period for income taxes..............  $   295,000   $    445,000
                                                              ===========   ============

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     In the opinion of management, the accompanying condensed consolidated financial statements of CF Bancshares, Inc. (the "Company") contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at June 30, 2001, and the results of operations and the cash flows for the six-month periods ended June 30, 2001 and 2000. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year.

2. LOAN IMPAIRMENT AND LOSSES

     At June 30, 2001 and 2000 management had not identified any impaired loans. The activity in the allowance for loan losses is as follows:

                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Balance at beginning of period..............................  $289,041   $282,257
Provision for loan losses...................................    95,925     42,760
Loan charge-offs............................................   (48,605)   (87,238)
Recoveries..................................................     6,000      8,000
                                                              --------   --------
Balance at end of period....................................  $342,361   $245,779
                                                              ========   ========

3. EARNINGS PER SHARE ("EPS")

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations ($ in thousands, except per share amounts).

                                                               SIX MONTHS ENDED JUNE 30,
                                             -------------------------------------------------------------
                                                         2001                            2000
                                             -----------------------------   -----------------------------
                                                        WEIGHTED-    PER                WEIGHTED-    PER
                                                         AVERAGE    SHARE                AVERAGE    SHARE
                                             EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT
                                             --------   ---------   ------   --------   ---------   ------
Basic EPS:
  Net earnings available to common
     stockholders..........................    $496      169,279    $2.93      $374      168,880    $2.21
                                               ====                 =====      ====                 =====
Effect of dilutive securities:
  Incremental shares from assumed exercise
     of options............................                   --                             129
                                                         -------                         -------
Diluted EPS:
  Net earnings available to common
     stockholders and assumed
     conversions...........................    $496      169,279    $2.93      $374      169,009    $2.21
                                               ====      =======    =====      ====      =======    =====

4. REGULATORY MATTERS

     The Savings Bank is subject to various regulatory capital requirements administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory

                      CF BANCSHARES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

4. REGULATORY MATTERS -- (CONTINUED)

accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, at June 30, 2001, that the Savings Bank meets all capital adequacy requirements to which it is subject.

     As of June 30, 2001, the most recent notification from the regulatory authorities categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Savings Bank's category. The Savings Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

                                                                                       MINIMUM
                                                                                      TO BE WELL
                                                                                     CAPITALIZED
                                                                                        UNDER
                                                                                        PROMPT
                                                                     FOR CAPITAL      CORRECTIVE
                                                                      ADEQUACY          ACTION
                                                       ACTUAL         PURPOSES        PROVISIONS
                                                   --------------   -------------   --------------
                                                   AMOUNT     %     AMOUNT    %     AMOUNT     %
                                                   ------   -----   ------   ----   ------   -----
AT JUNE 30, 2001:
Total capital (to Risk-Weighted Assets)..........  $7,811   11.86%  $5,269   8.00%  $6,586   10.00%
Tier I Capital (to Risk-Weighted Assets).........   7,469   11.34    2,635   4.00    3,952    6.00
Tier I Capital (to Average Assets)...............   7,469    7.20    4,149   4.00    5,187    5.00

5. MERGER

     On August 30, 2001, the Company entered into a definitive agreement (the "Agreement") to merge with The Banc Corporation. Under the terms of the Agreement, The Banc Corporation will pay cash or exchange shares of its common stock for all outstanding shares of the Company. The merger is subject to both regulatory and stockholder approval.

                                    ANNEX A
                  REORGANIZATION AGREEMENT AND PLAN OF MERGER

     This Reorganization Agreement and Plan of Merger ("Plan of Merger") is entered into this 30th day of August, 2001, by and between The Banc Corporation, a Delaware corporation ("TBC"), The Bank, an Alabama bank ("The Bank"), TBC Merger Corporation, a Florida corporation (the "Subsidiary"), CF Bancshares, Inc., a Florida corporation ("CF Bancshares"), and Citizens Federal Savings Bank of Port St. Joe, a federal savings association ("Citizens Federal").

                                   RECITALS:

     WHEREAS, TBC is a financial holding company existing under the laws of the State of Delaware with its principal office at 17 North Twentieth Street, Birmingham, Alabama 35203, owns all of the issued and outstanding shares of The Bank, and the Subsidiary.

     WHEREAS, The Bank is a bank chartered under the laws of the State of Alabama with its principal office at 17 North Twentieth Street, Birmingham, Alabama 35203.

     WHEREAS, the Subsidiary is a corporation existing under the laws of the State of Florida with its principal office at 17 North Twentieth Street, Birmingham, Alabama 35203.

     WHEREAS, CF Bancshares is a unitary thrift holding company existing under the laws of the State of Florida, with its principal office at 401 Cecil G. Costin, Sr. Boulevard, Port St. Joe, Florida 32457, and owns all of the issued and outstanding shares of Citizens Federal.

     WHEREAS, Citizens Federal is a federally chartered savings association with its principal office at 401 Cecil G. Costin, Sr. Boulevard, Port St. Joe, Florida 32457.

     WHEREAS, the respective Boards of Directors of TBC, the Subsidiary, The Bank, Citizens Federal and CF Bancshares have determined that it is in the best interests and welfare of TBC, the Subsidiary and CF Bancshares, respectively, and in the best interests of their respective stockholders that first the Subsidiary and CF Bancshares merge, second CF Bancshares and TBC merge, and third The Bank and Citizens Federal merge on the terms and conditions hereinafter set forth.

     WHEREAS, the respective Boards of Directors of TBC, the Subsidiary, The Bank, Citizens Federal and CF Bancshares have, by resolutions, approved and authorized the execution and delivery of this Plan of Merger and the merger of the Subsidiary with and into CF Bancshares (the "Merger") on the terms and conditions set forth herein.

     WHEREAS, subsequent to the Merger, CF Bancshares shall merge with and into TBC immediately following the Merger (the "Subsidiary Merger").

     WHEREAS, subsequent to the Merger and the Subsidiary Merger, Citizens Federal Bank shall merge with and into The Bank (the "Bank Merger").

     THEREFORE, in consideration of the mutual covenants, promises, agreements and provisions contained herein and subject to the satisfaction of the terms and conditions set forth herein, and intending to be legally bound hereby, TBC, the Subsidiary, The Bank, Citizens Federal and CF Bancshares agree as follows:

                                   SECTION 1

                                   THE MERGER

     1.1  The Mergers.

          (a) The Merger. Upon the terms and conditions of this Plan of Merger, including the receipt of all requisite governmental and shareholder approvals, and in accordance with the Florida Business Corporation Act (the "FBCA") at the Effective Time, (i) the Subsidiary shall merge with and into

     CF Bancshares; (ii) the separate existence of the Subsidiary shall cease;
     (iii) CF Bancshares shall continue as the surviving entity, (CF Bancshares, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation"); and (iv) CF Bancshares shall be a wholly owned subsidiary of TBC.

          (b) The Subsidiary Merger. Subsequent to the Effective Time of the Merger, upon the terms and conditions of this Plan of Merger, including receipt of all requisite governmental and shareholder approvals, and in accordance with the FBCA and the General Corporation Law of the State of Delaware ("DGCL"), (i) CF Bancshares shall merge with and into TBC; (ii) the separate existence of CF Bancshares shall cease; and (iii) TBC shall continue as the surviving entity.

          (c) The Bank Merger. Subsequent to the Merger and the Subsidiary Merger, upon the terms and conditions of this Plan of Merger, including receipt of all requisite governmental and shareholder approvals, and in accordance with the Alabama Business Corporation Act (the "ABCA") and the regulations of the Office of Thrift Supervision (the "OTS"), (i) Citizens Federal shall merge with and into The Bank; (ii) the separate existence of Citizens Federal shall cease, and (iii) The Bank shall continue as the surviving entity.

     1.2 The Closing. The closing of the Merger, the Subsidiary Merger and The Bank Merger (the "Closing") shall be no later than the second business day following the satisfaction of the conditions specified in Section 8 of this Plan of Merger (the "Closing Date"). The Closing Date may be extended from time to time by the mutual agreement of the parties. The Closing shall take place at 10:00 a.m. at the offices of Haskell Slaughter Young & Rediker, L.L.C. on the Closing Date or at such other place as the parties may agree. At the Closing, the parties shall exchange the various agreements, certificates, instruments and documents to be delivered pursuant to the terms of this Plan of Merger.

     1.2  Effective Time.

          (a) Effective Time of the Merger. Subject to the provisions of this Plan of Merger, Articles of Merger, substantially in the form of Exhibit 1.3(a), shall be duly executed and, on the Closing Date (as defined in section 1.2 hereof) or as soon thereafter as reasonably practicable but no later than twenty days after the Closing Date, filed with the Secretary of State of the state of Florida (the "Florida Secretary of State") in accordance with the FBCA. The Merger shall become effective upon the filing of the Articles of Merger with the Florida Secretary of State (the "Effective Time").

          (b) Effective Time of the Subsidiary Merger. Articles of Merger and a Certificate of Merger, substantially in the form of Exhibit 1.3(b), shall be duly executed and filed with the Florida Secretary of State and the Secretary of State of the State of Delaware (the "Delaware Secretary of State") in accordance with the FBCA and DGCL. The Subsidiary Merger shall become effective upon the filing of the Articles of Merger with the Florida Secretary of State and the Certificate of Merger with the Delaware Secretary of State.

          (c) Effective Time of the Bank Merger. Articles of Merger, substantially in the form of Exhibit 1.3(c), shall be duly executed and filed with the Secretary of State of the State of Alabama in accordance with the ABCA and with the OTS. The Bank Merger shall become effective upon the filing of the Articles of Merger with the Alabama Secretary of State.

     1.4  Effect of the Mergers.  The Merger shall have the effect provided in
Section 658.45 of the FBCA. The Subsidiary Merger shall have the effect provided in Section 658.45 of the FBCA and Section 259 of the DGCL. The Bank Merger shall have the effect provided in Section 10-2B-11.06 of the ABCA.

                                   SECTION 2

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
           OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of CF Bancshares Common
Stock:

          (a) Conversion of Shares. At the Effective Time of the Merger, all of the issued and outstanding shares of the CF Bancshares Common Stock (except those exercising dissenter's rights of appraisal, as described in Section 2.3) will be converted into the right to receive the total amount of $15,250,000, plus 50% of CF Bancshares' net earnings after June 30, 2001 until the Closing Date, in cash or TBC Common Stock valued at its then current market value (the "Merger Consideration"). A CF Bancshares stockholder may elect to receive either cash or TBC Common Stock in exchange for the shares of CF Bancshares Common Stock owned by such stockholder as set forth in Section 2.1(b). In either case, each share of CF Bancshares Common Stock is entitled to participate pro rata in the Merger Consideration. The market value of TBC Common Stock means the average last sale price for shares of TBC Common Stock for the 20 consecutive trading days (as reported to TBC by Nasdaq), ending at the close of trading on the third trading day immediately preceding the shareholder meeting to vote on the Plan of Merger. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of CF Bancshares Common Stock, each share of the CF Bancshares Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be canceled and retired. The holders of CF Bancshares Common Stock shall cease to have any rights with respect to such shares except as otherwise provided herein or by law.

          (b) Election Procedure. Holders of CF Bancshares Common Stock shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving shares of TBC Common Stock in the Merger, in accordance with the election procedures set forth below. Holders who are to receive cash shall receive an amount in cash (the "Per Share Cash Consideration") in respect of each share of CF Bancshares Common Stock that is so converted equal to the holder's pro rata share of the Merger Consideration.

          An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing CF Bancshares Common Stock (the "Old Certificates") shall pass, only upon proper delivery of such Old Certificates to SunTrust Bank or such bank or trust company as may be designated by TBC and which is reasonably acceptable to CF Bancshares (the "Exchange Agent")) in such form as TBC and CF Bancshares shall mutually agree (the "Election Form") shall be mailed within five business days of the Effective Time or on such other date as CF Bancshares and TBC shall mutually agree (the "Mailing Date") to each holder of record of CF Bancshares Common Stock as of five business days prior to the Mailing Date (the "Election Form Record Date").

          Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of CF Bancshares Common Stock to elect to receive cash with respect to all or a portion of such holder's CF Bancshares Common Stock (shares as to which the election is made being referred to as "Cash Election Shares").

          Any shares of CF Bancshares Common Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Election Form on or before 5:00 p.m. on the 60th day following the Mailing Date (or such other time and date as TBC and CF Bancshares may mutually agree) (the "Election Deadline") shall be converted into shares of TBC Common Stock as set forth in Section 2.1(a) of this Plan of Merger (such shares being referred to as "No Election Shares").

          TBC shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of CF Bancshares Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and

     CF Bancshares shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

          Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or guaranteed delivery of such certificates) representing all shares of CF Bancshares Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of CF Bancshares Common Stock represented by such Election Form shall become No Election Shares and TBC shall send or shall cause the Exchange Agent to send to such person submitting the Election Form any transmittal materials necessary for such person to receive No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. In the event an election was timely made but contains a defect, the Exchange Agent shall notify the holder of CF Bancshares Common Stock of such defect and such holder shall have twenty business days to correct such defect and return the properly completed Election Form to the Exchange Agent.

          (c) Anti-Dilution Provisions. The Merger Consideration shall be amended to reflect any TBC or CF Bancshares stock split or stock dividend or reclassification (a "Stock Event"), so that, at the Effective Time, each CF Bancshares shareholder (except those choosing cash, or those effectively exercising their dissenters rights of appraisal, as described in Section 2.3) shall be entitled to receive a number of shares of TBC Common Stock equal to what such shareholder would have received if the shares of TBC Common Stock had been issued immediately prior to the Stock Event.

     2.2 Exchange of Certificates. TBC shall deliver, or cause its Exchange Agent to deliver, to the holders of certificates evidencing ownership of CF Bancshares Common Stock, within fifteen business days of receipt from the holders thereof of such certificates, duly executed and in proper form for transfer, the Merger Consideration to which they are entitled pursuant to the following provisions:

          (a) At or prior to the Effective Time, TBC shall deposit or shall cause to be deposited in a separate account at The Bank as of the Effective Time, for the benefit of the holders of CF Bancshares Common Stock, for exchange in accordance with this Section 2, through the Exchange Agent, certificates representing the shares of TBC Common Stock and $15,250,000 plus 50% of CF Bancshares' net earnings after June 30, 2001 until the Closing date (such shares of TBC Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time but prior to their exchange, being hereinafter referred to as the "Exchange Fund") to be paid pursuant to Sections 2.1 and 2.2 in exchange for outstanding shares of CF Bancshares Common Stock.

          (b) Within five business days of the Effective Time or such other date as CF Bancshares and TBC shall mutually agree, TBC shall send or cause to be sent a notice and transmittal form in such form as TBC and CF Bancshares shall mutually agree (the "Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the parties may reasonably specify) together with the Election Form to each record holder of a certificate evidencing CF Bancshares Common Stock, advising such holder of the Merger and the procedure for surrendering to TBC such certificate in exchange for such holder's pro rata share of the Merger Consideration. Each holder of such certificate, upon surrender of the same to TBC in accordance with such Letter of Transmittal, shall be entitled to receive such holder's pro rata share of the Merger Consideration.

          (c) No transfer taxes shall be payable by any holder of record of CF Bancshares Common Stock at the Effective Time in respect of the exchange of certificates for the Merger Consideration. If the Merger Consideration for the CF Bancshares Common Stock provided for herein is to be delivered to any person other than the registered holder of the CF Bancshares Common Stock surrendered for exchange, the amount of any stock-transfer or similar taxes (whether imposed on the holder of record or such person) payable on account of the transfer to such person shall be paid to TBC by such person. TBC may refuse to make such exchange unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

          (d) After the Effective Time, each outstanding certificate which theretofore represented CF Bancshares Common Stock shall, until surrendered for exchange in accordance with this Section 2.2, be deemed for all purposes to evidence only the right to receive the Merger Consideration. After the Effective Time, there shall be no further registration or transfer of CF Bancshares Common Stock. No dividends or other distributions which are declared on TBC Common Stock will be paid to persons otherwise entitled to receive the same until the certificates representing CF Bancshares Common Stock have been surrendered in the manner herein provided, but upon such surrender, such dividends or other distributions, from and after the Effective Time, will be paid to such persons. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

          (e) Notwithstanding anything to the contrary set forth herein, if any holder of CF Bancshares Common Stock shall be unable to surrender his or her certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof a lost certificate affidavit in form and substance and with surety satisfactory to TBC.

          (f) No certificates or scrip representing fractional shares of TBC Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of TBC. Notwithstanding any other provision of this Plan of Merger, each holder of CF Bancshares Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of TBC Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of TBC Common Stock multiplied by the Closing Date Trading Price.

          (g) After the Election Deadline, the portion of the Exchange Fund not allocated as Per Share Cash Consideration pursuant to the proper election of cash by holders of CF Bancshares Common Stock shall be delivered to TBC. In addition prior to the Election Deadline, the cash in the Exchange Fund shall be reduced by the pro rata share of the Merger Consideration of each holder of CF Bancshares Common Stock upon the receipt of such holder's Letter of Transmittal. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to TBC, upon demand, and any holders of the Certificates who have not theretofore complied with this Section 2 shall thereafter look only to TBC for payment of TBC Common Stock, any cash in lieu of fractional shares of TBC Common Stock and any dividends or distributions with respect to TBC Common Stock.

     2.3 Dissenting Shareholders. Any shares of CF Bancshares Common Stock held by persons who have perfected their dissenters rights under the FBCA, and have not effectively withdrawn or lost their dissenters rights under the FBCA, shall not be converted pursuant to this Plan of Merger but shall be entitled only to such rights as are granted them by the dissenters rights provisions of the FBCA. Dissenting shareholders entitled to payment for shares of CF Bancshares stock pursuant to the Florida dissenters rights statute shall receive payment from TBC in an amount as determined pursuant to the FBCA.

     2.4  Articles of Incorporation of the Surviving Corporations.

          (a) The Merger. The articles of incorporation of CF Bancshares shall be in effect immediately prior to the Effective Time and will remain the articles of incorporation of CF Bancshares until amended or repealed in accordance with their provisions and applicable law.

          (b) The Subsidiary Merger. The certificate of incorporation of TBC in effect immediately prior to the Subsidiary Merger shall remain the certificate of incorporation of TBC from and after the Subsidiary Merger until amended or repealed in accordance with its provisions and applicable law.

          (c) The Bank Merger. The articles of incorporation of The Bank in effect immediately prior to the Bank Merger shall remain the articles of incorporation of The Bank from and after the Bank Merger until amended or repealed in accordance with its provisions and applicable law.

     2.5  Bylaws of the Surviving Corporations.

          (a) The Merger. The bylaws of the Subsidiary shall be in effect immediately prior to the Effective Time and will remain the bylaws of the Surviving Corporation until amended or repealed in accordance with their provisions and applicable law.

          (b) The Subsidiary Merger. The bylaws of TBC in effect immediately prior to the Subsidiary Merger shall remain the bylaws of TBC from and after the Subsidiary Merger until amended or repealed in accordance with their provisions and applicable law.

          (c) The Bank Merger. The bylaws of The Bank in effect immediately prior to the Bank Merger shall remain the bylaws of The Bank from and after the Bank Merger until amended or repealed in accordance with their provisions and applicable law.

     2.6 Capitalization of the Surviving Corporation. The combined capitalization of CF Bancshares and the Subsidiary immediately prior to the Effective Time shall be the capitalization of the Surviving Corporation until changed by resolution of the Board of Directors or by action of its shareholders (as adjusted for payout of merger consideration as necessary).

     2.7  Directors and Officers of the Surviving Corporation.

          (a) The Merger. The directors and officers of Subsidiary immediately following the Effective Time shall be the directors and officers of the Surviving Corporation to serve until their successors have been elected or qualified or until their resignation or removal according to law and the bylaws of the Surviving Corporation.

          (b) The Subsidiary Merger. The directors and officers of TBC immediately prior to the Subsidiary Merger shall be the directors and officers of TBC to serve until their successors have been elected or qualified or until their resignation or removal according to applicable law and the bylaws of TBC.

          (c) The Bank Merger. The directors and officers of The Bank immediately prior to the Bank Merger shall be the directors and officers of The Bank to serve until their successors have been elected or qualified or until their resignation or removal according to applicable law and the bylaws of The Bank.

                                   SECTION 3

      REPRESENTATIONS AND WARRANTIES OF CF BANCSHARES AND CITIZENS FEDERAL

     Except as set forth in the Disclosure Schedule delivered to TBC by CF Bancshares and Citizens Federal (the "CF Bancshares Disclosure Schedule") within five business days of execution of this Plan of Merger, CF Bancshares and Citizens Federal hereby represent and warrant to TBC, as of the date hereof and up to and including the Closing Date as follows (all representations and warranties by CF Bancshares include its subsidiaries):

     3.1 Organization of CF Bancshares. CF Bancshares is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, with full corporate power and authority, and possesses all material governmental, regulatory and other permits, licenses and authorizations necessary to carry on its business as now conducted and to own and operate the properties and assets it owns or operates, to enter into this Plan of Merger and the Merger and to perform its obligations thereunder. CF Bancshares is duly qualified or licensed to transact business as a foreign corporation in good standing in the states and foreign jurisdictions where the character of its assets or the nature or conduct of the business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, properties or assets, or the condition, financial or otherwise, of CF Bancshares. The deposit accounts of Citizens Federal are insured by the Savings Association Insurance Fund (the "SAIF") to the full extent permitted under applicable law and the rules and regulations of the SAIF.

     3.2  CF Bancshares Capital Stock.

          (a) CF Bancshares' authorized capital stock consists solely of 5,000,000 shares of common stock, $.01 par value per share, of which 169,345 shares are outstanding, all of which are fully paid, validly issued and outstanding and 1,000,000 shares of preferred stock of which no shares are issued and outstanding.

          (b) Other than Citizens Federal and Citizens Properties, Inc. or as otherwise set forth on the CF Bancshares Disclosure Schedule, CF Bancshares does not own directly, beneficially or of record, more than five percent of the outstanding stock of any other corporation and does not otherwise control any company or bank.

          (c) CF Bancshares has no outstanding securities convertible into shares of capital stock or existing options, warrants, calls, commitments or other rights of any character granted or entered into by CF Bancshares relating to its authorized, issued or unissued capital stock, and no such rights will be granted or entered into.

          (d) There are no outstanding or unsatisfied preemptive rights or rights of first refusal with respect to CF Bancshares' capital stock.

          (e) No additional shares of CF Bancshares' capital stock will be issued between the date hereof and the Effective Time.

          (f) Attached to the CF Bancshares Disclosure Schedule are copies, as of the date of such letter, of CF Bancshares' articles of incorporation and bylaws, both certified to be complete and correct by the Cashier or Secretary of CF Bancshares, the same to remain unchanged up to the Effective Time.

     3.3 Subsidiaries and Assets. CF Bancshares (other than Citizens Federal and Citizens Properties, Inc.) does not have any direct or indirect subsidiaries and does not have any interest in any partnership, firm, association, corporation or joint venture other than investment securities purchased and loans made in the regular and usual course of its business.

     3.4 Financial Statements. CF Bancshares has delivered to TBC balance sheets of CF Bancshares as of December 31, 2000 and 1999, and June 30, 2001, the related statements of operations, changes in shareholders' equity and changes in financial position or statements of cash flows for the periods then ended, and the related notes and related opinions thereon as applicable (the "CF Bancshares Financial Statements"). The CF Bancshares Financial Statements, as and when prepared, (i) with the exception of the statements for and as of the period ended June 30, 2001, have been audited, (ii) present fairly the financial condition of CF Bancshares as of the respective dates indicated and the results of operations, the changes in shareholders equity, the changes in financial position and cash flows for the respective periods indicated; (iii) have been prepared in accordance with generally accepted accounting principles ("GAAP") as to audited statements and in a manner consistent with past practice as to unaudited statements; (iv) contain and reflect reserves for all material accrued liabilities and for all reasonably anticipated losses, including but not limited to appropriate reserves for loan and lease losses; and (v) are based on the books and records of CF Bancshares and Citizens Federal.

     3.5 Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in the CF Bancshares Financial Statements or disclosed in the CF Bancshares Disclosure Schedule, CF Bancshares has no material liabilities or obligations whether accrued, absolute, contingent or otherwise, including governmental charges or lawsuits, or any tax liabilities due or to become due and whether (i) incurred in respect of or measured by the income of CF Bancshares for any period up to the close of business on the respective dates of the CF Bancshares Financial Statements, or (ii) arising out of transactions entered into, or any state of facts existing, prior thereto. CF Bancshares does not have any liabilities or obligations, either accrued or contingent, which are material to CF Bancshares and which have not been either
(i) reflected or disclosed in the CF Bancshares audited financial statements for the year ended December 31, 2000, and provided to TBC in writing; or (ii) incurred subsequent to December 31, 2000, in the ordinary course of business.

     3.6 Absence of Certain Changes or Events. Since December 31, 2000, there has not been:

          (a) any material adverse change in the condition (financial or otherwise), assets, liabilities or business of CF Bancshares;

          (b) any material adverse change in the character of the assets or liabilities of CF Bancshares;

          (c) any capital improvements, except for ordinary maintenance and repairs, or any purchase of property by CF Bancshares at a cost in excess of $25,000 other than supplies in the ordinary course of business;

          (d) any physical damage, destruction or loss not covered by insurance exceeding $25,000 in value or affecting in a material and adverse way the property, assets, business or prospects of CF Bancshares;

          (e) any material change in the accounting methods or practices of CF Bancshares unless required by regulation or GAAP;

          (f) any material change in the capital structure of CF Bancshares;

          (g) any loss incurred or determined to be probable for CF Bancshares as a result of environmental problems or a violation of applicable environmental law or regulation which has or would be expected to have a material adverse effect on the financial position of CF Bancshares; or

          (h) any increase in the compensation payable or to become payable by CF Bancshares to any officer or employee or any bonus, except bonuses accrued and reflected on the CF Bancshares Financial Statements, percentage compensation, service award or other like benefit, granted, made or accrued or credited to any officer or employee or any pension, retirement or deferred compensation payment agreed to, other than in accordance with preexisting plans or normal and customary annual salary reviews and adjustments and promotional increases.

     3.7 Tax Matters. To the best of CF Bancshares' knowledge, CF Bancshares has filed all federal, state, municipal and local income, excise, property, special district, sales, transfer and other tax returns and reports of information statements that are required to be filed and has paid all taxes that have become due pursuant to such returns or pursuant to any assessment that has become payable. To the best of CF Bancshares' knowledge, the returns filed by CF Bancshares have been and will be accurately and properly prepared. Reserves reflected in the CF Bancshares Financial Statements are accurate and to the extent that any tax liability or assessment has accrued, but has not yet become payable or has been proposed for assessment or determination but remains unpaid, the same has been reflected as a liability on the books and records of CF Bancshares and the CF Bancshares Financial Statements subject to normal year-end adjustments. Since December 31, 2000, CF Bancshares has not incurred any liability with respect to any such taxes except for normal taxes incurred in the ordinary and regular course of its business. CF Bancshares has not executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period for the assessment or collection of any income taxes. There are no examinations, reviews, audits or investigations of any tax return or report of CF Bancshares that are presently pending or threatened, and CF Bancshares is not a party to any pending action or proceeding by any governmental authority for assessment or collection of income taxes and no notice of a proposed deficiency has been received.

     3.8 Title to Properties; Absence of Liens and Encumbrances; Enforceability of Leases.

          (a) Except as to property indicated in the CF Bancshares Disclosure Schedule as being leased or mortgaged, CF Bancshares has good and marketable title to its assets, real and personal (including those reflected in the CF Bancshares Financial Statements, except for loans and investments and as thereafter sold or otherwise disposed of in the ordinary course of business and for adequate consideration), free and clear of all material mortgages, pledges, liens, charges and encumbrances, except (i) investment securities that are pledged to secure the deposit of public monies or monies under the control of any court, (ii) the lien of taxes not yet due and payable or being contested in good faith by appropriate proceedings, and (iii) such imperfections of title and encumbrances, if any, and such liens, if any, incidental to the conduct of CF Bancshares' business or the ownership of its assets as are not material in amount and do not affect the value of, or interfere with the present use of, CF Bancshares' assets or otherwise materially impair its operations.

          (b) To the best knowledge of CF Bancshares, the structures and equipment owned or used by CF Bancshares comply in all material respects with applicable laws, regulations and ordinances and are in good operating condition, subject to ordinary wear and tear.

          (c) The real property, if any, leased by CF Bancshares is held by it under valid and enforceable leases. CF Bancshares is not in material default under any such leases.

     3.9 Legal Proceedings. There are no material claims, actions, suits, proceedings or investigations pending, or to the best knowledge of CF Bancshares, threatened by or against or otherwise affecting CF Bancshares or its assets, business or properties, or the transactions contemplated by the Plan of Merger, or its directors, officers or employees in reference to actions taken by them in such capacity at law or in equity, or before or by any federal, state, municipal or other government department, commission, board, agency, instrumentality or authority, nor to CF Bancshares' knowledge is there any valid basis for any such action, proceeding or investigation, other than (i) claims by CF Bancshares in the ordinary course of its business for the recovery of loans or protection of its interest as a secured or unsecured creditor, and (ii) claims fully covered by insurance. To the best knowledge of CF Bancshares, it is in compliance in all material respects with laws, ordinances, rules, regulations, orders, licenses and permits that are applicable to its business as now conducted, and it is not in material default under any thereof.

     3.10  Authority Relative to This Plan of Merger.

          (a) CF Bancshares has the requisite corporate power and authority to enter into this Plan of Merger and perform its obligations hereunder, subject to the required vote of its shareholders and to obtaining the regulatory approvals and other consents contemplated by this Plan of Merger.

          (b) The execution, delivery and performance of this Plan of Merger by CF Bancshares has been duly authorized and approved by the Board of Directors of CF Bancshares, subject to the required vote of its shareholders, and subject to obtaining the regulatory approvals and other consents contemplated by this Plan of Merger.

          (c) This Plan of Merger has been duly executed and delivered by CF Bancshares and constitutes a valid and binding obligation of CF Bancshares enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights generally and principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (d) The consummation of the transactions contemplated by this Plan of Merger will not in any material respect conflict with, violate or result in a material breach of or material default in any (A) term, condition or provision of the articles of incorporation or bylaws of CF Bancshares; (B) applicable law, rule, regulation or order of any court or governmental agency; or (C) material agreement, lease, mortgage, note, contract or commitment of any kind, oral or written, to which CF Bancshares is a party or by which its properties may be bound.

     3.11 No Untrue Representations. The documents furnished by CF Bancshares to TBC (the "CF Bancshares Documents"), including but not limited to the CF Bancshares Disclosure Schedule and the CF Bancshares Financial Statements, are true and complete copies of such documents and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There is no known fact that CF Bancshares has not disclosed in the CF Bancshares Documents or otherwise to TBC in writing which materially and adversely affects the properties, business, prospects, profits or condition (financial or otherwise) of CF Bancshares or the ability of CF Bancshares to perform this Plan of Merger, except that CF Bancshares makes no representation or warranty as to the effect of general economic conditions, the condition of the financial markets, future legislation or future regulatory action.

     3.12  Employee Benefit Plans.

          (a) Except as described in the CF Bancshares Documents or set forth in the CF Bancshares Disclosure Schedule, CF Bancshares has neither established nor maintains nor is obligated to make contributions to or under or otherwise participate in (i) any bonus or other type of incentive compensation plan, program, agreement, policy, commitment, contract or arrangement (whether or not set forth in a written document), (ii) any pension, profit-sharing, retirement or other plan, program or arrangement, or (iii) any other employee benefit plan, fund or program, including, but not limited to, those described in Section 3(3) of ERISA. All such plans (individually, a "Plan" and collectively, the "Plans") have been operated and administered in all material respects in accordance with, as applicable, ERISA, the Internal Revenue Code of 1986, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws. No act or failure to act by CF Bancshares has resulted in a "prohibited transaction" (as defined in ERISA) with respect to the Plans that is not subject to a statutory or regulatory exception. No "reportable event" (as defined in ERISA) has occurred with respect to any of the Plans which is subject to Title IV of ERISA. CF Bancshares has not previously made, is not currently making, and is not obligated in any way to make, any contributions to any multi-employer plan within the meaning of the Multi-Employer Pension Plan Amendments Act of 1980.

          (b) Except as described in the CF Bancshares Documents or set forth in the CF Bancshares Disclosure Schedule, CF Bancshares is not a party to any oral or written (i) union, guild or collective bargaining agreement which agreement covers employees in the United States (nor is it aware of any union organizing activity currently being conducted in respect to any of its employees), (ii) agreement with any executive officer or other key employee the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Plan of Merger and which provides for the payment of in excess of $25,000, or (iii) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Plan of Merger or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Plan of Merger.

     3.13  Environmental Protection.

          (a) To the best of CF Bancshares' knowledge, none of the assets of CF Bancshares (defined for purposes of this subsection as the real property and tangible personal property owned or leased by CF Bancshares as of the date of this Plan of Merger and as of the Effective Time) contain any hazardous materials, defined as any substance whose nature and/or quantity or existence, use, manufacture or effect render it subject to federal, state or local regulation as potentially injurious to public health or welfare, or to the environment, including, without limitation, friable asbestos, petroleum products or PCBs ("Hazardous Materials"), other than in such quantities which are incidental and customary for the maintenance and operation of such assets, e.g., cleaning fluids and as otherwise permitted by law ("Incidental Quantities").

          (b) To the best of CF Bancshares' knowledge, no notice or other communication has been received from any governmental agency having jurisdiction over CF Bancshares or to the best knowledge of CF Bancshares from any other person, with respect to any alleged violation by CF Bancshares of any federal, state or local laws, rules, regulations, ordinances and codes governing Hazardous Materials and which are applicable to the assets of CF Bancshares.

          (c) To the best of CF Bancshares' knowledge, all Hazardous Materials which have been remediated from any assets of CF Bancshares prior to or during their ownership by CF Bancshares have been handled in compliance with all applicable laws.

          (d) To the best of CF Bancshares' knowledge, no collateral securing any loan made by CF Bancshares, as of the date of this Plan of Merger and as of the Effective Time, contains any Hazardous Materials, other than in Incidental Quantities.

     3.14 Material Contract Defaults. CF Bancshares is not in default in any material respect under the terms of any outstanding material contract, agreement, lease or other commitment, which would have a material adverse effect on the business, operations, properties or assets, or the condition, financial or otherwise, of CF Bancshares or under its articles of incorporation or bylaws, and no event has occurred which, with notice or lapse of time, or both, may be or become a material default of any such contract, agreement, lease or other commitment or under the articles of incorporation or bylaws of CF Bancshares.

     3.15 Brokers and Finders. Neither CF Bancshares nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory, brokerage or finders fees or commissions and no broker or finder has acted directly or indirectly for CF Bancshares in connection with this Plan of Merger or the transactions contemplated hereby.

                                   SECTION 4

                     REPRESENTATIONS AND WARRANTIES OF TBC

     Except as set forth in its Disclosure Schedule delivered to CF Bancshares (the "TBC Disclosure Schedule"), within five business days of execution of this Plan of Merger, TBC hereby represents and warrants to CF Bancshares as of the date hereof and up to and including the Closing Date as follows (all representations and warranties by TBC include its subsidiaries):

     4.1 Organization. TBC is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with full corporate power and authority, and possesses all material governmental, regulatory and other permits, licenses and other authorization, necessary to carry on its business as now conducted and to own and operate the properties and assets it owns or operates, to enter into this Plan of Merger and the Merger and to perform its obligations thereunder. TBC is duly qualified or licensed to transact business as a foreign corporation in good standing in the states and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, properties, or assets, or the condition, financial or otherwise, of TBC. The deposit accounts of The Bank are insured by the Bank Insurance Fund to the full extent permitted under applicable law and the rules and regulations of the Bank Insurance Fund.

     4.2  TBC Capital Stock.

          (a) The authorized capital stock of TBC consists solely of 25,000,000 shares of common stock of which [14,294,755] shares of common stock are fully paid, validly issued and outstanding and 5,000,000 shares of preferred stock of which no shares are issued and outstanding. TBC Common Stock issued in this Merger will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

          (b) Other than as set forth on the TBC Disclosure Schedule, TBC does not own directly or indirectly, beneficially or of record, more than five percent of the outstanding stock of any other corporation and does not otherwise control any company or bank.

          (c) Other than as set forth on the TBC Disclosure Schedule, there are not, and as of the Effective Time and thereafter there will not be, outstanding securities convertible into or exercisable or exchangeable for TBC Common Stock or TBC's preferred stock.

          (d) There are no outstanding or unsatisfied preemptive rights or rights of first refusal with respect to TBC Common Stock or TBC's preferred stock.

          (e) Except as disclosed to CF Bancshares in the TBC Disclosure Schedule, as of the date of this Agreement there are, and as of the Closing Date and thereafter there will be, no outstanding agreements, arrangements, or understandings of any kind, to which TBC is a party, affecting or relating to the voting, issuance, purchase, redemption, repurchase, or transfer of the TBC Common Stock or any other securities of TBC or The Bank.

          (f) Attached to the TBC Disclosure Schedule are copies of TBC's articles of incorporation and bylaws, certified to be complete and correct by the Secretary of such entity, the same to remain unchanged up to the Effective Time.

     4.3 Subsidiaries and Assets. TBC (except as set forth on the TBC Disclosure Schedule) does not have any direct or indirect subsidiaries and does not have any interest in any partnership, firm, association, corporation, or joint venture other than investment securities purchased and loans made in the regular and usual course of its business.

     4.4 TBC Public Information and Financial Statements. TBC has made available to CF Bancshares a true and complete copy of each report, schedule, or definitive proxy statement (as such documents since the time of their original filing may have been amended, the "TBC Documents") that it was required to file with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The TBC Documents contain balance sheets of TBC as of December 31, 2000 and 1999 and June 30, 2001, and the related statements of operations, changes in shareholders' equity, and changes in financial position or statements of cash flows for the year then ended, and the related notes and related opinions thereon as applicable ("TBC Financial Statements"). TBC Financial Statements, as and when prepared, (i) with the exception of the statements for and as of the period ended June 30, 2001, have been audited, (ii) present fairly the financial condition of TBC as of the date indicated and the results of operations, the changes in shareholders equity, the changes in financial position and cash flows for the respective periods indicated; (iii) have been prepared in accordance with generally accepted accounting principles ("GAAP") as to audited statements and in a manner consistent with past practice as to unaudited statements; (iv) contain and reflect reserves for all material accrued liabilities and for all reasonably anticipated losses, including but not limited to appropriate reserves for loan and lease losses; and (v) are based on the books and records of TBC.

     4.5 Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in TBC Financial Statements or disclosed in the TBC Documents or the TBC Disclosure Schedule, TBC has no material liabilities or obligations whether accrued, absolute, contingent or otherwise, including, governmental charges or lawsuits, or any tax liabilities due or to become due and whether (i) incurred in respect of or measured by the income of TBC for any period up to the close of business on the respective dates of the TBC Financial Statements, or (ii) arising out of transactions entered into, or any state of facts existing, prior thereto. TBC has no liabilities or obligations, either accrued or contingent, which are material to TBC and which have not been either
(i) reflected or disclosed in the audited financial statements of TBC for the year ended December 31, 2000, and provided to CF Bancshares in writing; or (ii) incurred subsequent to December 31, 2000, in the ordinary course of business.

     4.6 Absence of Certain Changes or Events. Since December 31, 2000, there has not been:

          (a) any material adverse change in the condition (financial or otherwise), of the assets, liabilities or business of TBC;

          (b) any material adverse change in the character of the assets or liabilities of TBC;

          (c) any capital improvements, except for ordinary maintenance and repairs, or any purchase of property by TBC at a cost in excess of $100,000 other than supplies in the ordinary course of business;

          (d) any physical damage, destruction or loss not covered by insurance exceeding $100,000 in value or affecting in a material and adverse way the property, assets, business or prospects of TBC;

          (e) any material change in the accounting methods or practices of TBC unless required by law or GAAP;

          (f) any material change in the capital structure of TBC;

          (g) any loss incurred or determined to be probable for TBC as a result of environmental problems or a violation of applicable environmental law or regulation which has or would be expected to have a material adverse effect on the financial position of TBC; or

          (h) any increase in the compensation payable or to become payable by TBC to any officer or employee or any bonus, except bonuses accrued and reflected on the December 31, 2000 TBC Financial Statements, percentage compensation, service award or other like benefit, granted, made or accrued or credited to any officer or employee or any pension, retirement, or deferred compensation payment agreed to, other than in accordance with preexisting plans or normal and customary annual salary reviews and adjustments and promotional increases.

     4.7 Tax Matters. To the best of TBC's knowledge, TBC has filed all federal, state, municipal and local income, excise, property, special district, sales, transfer and other tax returns and reports of information statements that are required to be filed and have paid all taxes that have become due pursuant to such returns or pursuant to any assessment that has become payable. To the best of TBC's knowledge, the returns filed by TBC have been and will be accurately and properly prepared. Reserves reflected in the TBC Financial Statements are accurate and to the extent that any tax liability or assessment has accrued, but has not yet become payable or has been proposed for assessment or determination but remains unpaid, the same has been reflected as a liability on the books and records of TBC and the TBC Financial Statements subject to normal year-end adjustments. Since December 31, 2000, TBC has not incurred any liability with respect to any such taxes except for normal taxes incurred in the ordinary and regular course of its business. TBC has not executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period for assessment or collection of any income taxes. There are no examinations, reviews, audits or investigations of any tax return or report of TBC that is presently pending or threatened, and TBC is not a party to any pending action or proceeding by any governmental authority for assessment or collection of income taxes and no notice of a proposed deficiency has been received.

     4.8 Title to Properties; Absence of Liens and Encumbrances, Leases Enforceable.

          (a) Except as to property indicated in the TBC Documents or the TBC Disclosure Schedule as being leased or mortgaged, TBC has good and marketable title to its assets, real and personal (including those reflected in TBC Financial Statements, except for loans and investments as thereafter sold or otherwise disposed of in the ordinary course of business and for adequate consideration), free and clear of all material mortgages, pledges, liens, charges and encumbrances, except (i) investment securities that are pledged to secure the deposit of public monies, FHLB advances or monies under the control of any court, (ii) the lien of taxes not yet due and payable or being contested in good faith by appropriate proceedings, and (iii) such imperfections of title and encumbrances, if any, and such liens, if any, incidental to the conduct of TBC's business or the ownership of its assets as are not material in amount and do not affect the value of, or interfere with the present use of, TBC's assets or otherwise materially impair its operations.

          (b) To the best knowledge of TBC, the structures and equipment owned or used by TBC comply in all material respects with applicable laws, regulations and ordinances and are in good operating condition, subject to ordinary wear and tear.

          (c) The real property, if any, leased by TBC is held by it under valid and enforceable leases. TBC is not in material default under any such leases.

     4.9 Legal Proceedings. Except as disclosed in the TBC Documents or the TBC Disclosure Schedule, there are no material claims, actions, suits, proceedings or investigations pending, or to the best knowledge of

TBC, threatened, by or against, or otherwise affecting TBC or its assets, business or properties, or the transactions contemplated by the Plan of Merger, or its directors, officers or employees in reference to actions taken by it in such capacity at law or in equity, or before or by any federal, state, municipal or other government department, commission, board, agency, instrumentality or authority, nor to TBC's knowledge is there any valid basis for any such action, proceeding or investigation, other than (i) claims by TBC in the ordinary course of its business for the recovery of loans or protection of its interest as a secured or unsecured creditor, and (ii) claims fully covered by insurance. To the best knowledge of TBC, TBC is in compliance in all material respects with laws, ordinances, rules, regulations, orders, licenses and permits that are applicable to its business as now conducted and is not in material default under any thereof.

     4.10  Authority Relative to This Plan of Merger.

          (a) TBC has the requisite corporate power and authority to enter into this Plan of Merger and perform its obligations hereunder, subject to obtaining the regulatory approvals and other consents contemplated by this Plan of Merger.

          (b) The execution, delivery and performance of this Plan of Merger by TBC has been duly authorized and approved by the Board of Directors of TBC, subject to any required vote of its shareholders, and subject to obtaining the regulatory approvals and other consents contemplated by this Plan of Merger.

          (c) This Plan of Merger has been duly executed and delivered by TBC and constitutes a valid and binding obligation of TBC enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights generally and principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (d) The consummation of the transactions contemplated by this Plan of Merger will not in any material respect conflict with, violate or result in a material breach of or material default in any (A) term, condition or provision of the certificate of incorporation or bylaws of TBC; (B) applicable law, rule, regulation or order of any court or governmental agency; or (C) material agreement, lease, mortgage, note, contract or commitment of any kind, oral or written, to which TBC is a party or by which its properties may be bound.

     4.11 No Untrue Representations. The documents furnished by TBC to CF Bancshares, including but not limited to the TBC Documents, the TBC Disclosure Schedule and the TBC Financial Statements, are true and complete copies of such documents and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There is no known fact that TBC has not disclosed in the TBC Documents or TBC Disclosure
Schedule in writing which materially and adversely affects the properties, business, prospects, profits or condition (financial or otherwise) of TBC or the ability of TBC to perform this Plan of Merger, except that TBC makes no representation or warranty as to the effect of general economic conditions, the condition of the financial markets, future legislation or future regulatory action.

     4.12  Employee Benefit Plans.

          (a) Except as described in the TBC Documents or the TBC Disclosure Schedule, TBC has neither established nor maintains nor is obligated to make contributions to or under or otherwise participate in (i) any bonus or other type of incentive compensation plan, program, agreement, policy, commitment, contract or arrangement (whether or not set forth in a written document), (ii) any pension, profit-sharing, retirement or other plan, program or arrangement, or (iii) any other employee benefit plan, fund or program, including, but not limited to, those described in Section 3(3) of ERISA. All such plans (individually, a "Plan" and collectively, the "Plans") have been operated and administered in all material respects in accordance with, as applicable, ERISA, the Internal Revenue Code of 1986, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws. No act or failure to act by TBC has resulted in a "prohibited transaction" (as defined in ERISA) with respect to the Plans that is not subject to a statutory or regulatory exception. No "reportable event" (as defined in ERISA) has occurred with respect to any of the Plans which is subject to Title IV of ERISA. TBC has not previously made, is not currently making, and is not obligated in any way to make, any contributions to any multi-employer plan within the meaning of the Multi-Employer Pension Plan Amendments Act of 1980.

          (b) Except as described in the TBC Documents or the TBC Disclosure Schedule, TBC is not a party to any oral or written (i) union, guild or collective bargaining agreement which agreement covers employees in the United States (nor is it aware of any union organizing activity currently being conducted in respect to any of its employees), (ii) agreement with any executive officer or other key employee the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Plan of Merger and which provides for the payment of in excess of $100,000, or
     (iii) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Plan of Merger or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Plan of Merger.

     4.13  Environmental Protection.

          (a) To the best of TBC's knowledge, none of the assets of TBC (defined for purposes of this subsection as the real property and tangible personal property owned or leased by TBC as of the date of this Plan of Merger and as of the Effective Time) contain any hazardous materials, defined as any substance whose nature and/or quantity or existence, use, manufacture or effect render it subject to federal, state or local regulation as potentially injurious to public health or welfare, or the environment, including, without limitation, friable asbestos, petroleum products or PCBs ("Hazardous Materials"), other than in such quantities which are incidental and customary for the maintenance and operation of such assets, e.g., cleaning fluids and as otherwise permitted by law ("Incidental Quantities").

          (b) To the best of TBC's knowledge, no notice or other communication has been received from any governmental agency having jurisdiction over TBC or to their best knowledge from any other person, with respect to any alleged violation by TBC of any federal, state or local laws, rules, regulations, ordinances and codes governing Hazardous Materials and which are applicable to the assets of TBC.

          (c) To the best of TBC's knowledge, all Hazardous Materials which have been remediated from any assets of TBC prior to or during their ownership by TBC have been handled in compliance with all applicable laws.

          (d) To the best of TBC's knowledge, no collateral securing any loan made by TBC, as of the date of this Plan of Merger and as of the Effective Time, contains any Hazardous Materials, other than in Incidental Quantities.

     4.14 Material Contract Defaults. TBC is not in default in any material respect under the terms of any outstanding material contract, agreement, lease or other commitment, which would have a material adverse effect on the business, operations, properties or assets, or the condition, financial or otherwise, of TBC or under its articles of association or bylaws and no event has occurred which, with notice or lapse of time, or both, may be or become a material default of any such contract, agreement, lease or other commitment or under the certificate of incorporation or bylaws of TBC.

     4.15 Brokers and Finders. Neither TBC nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory, brokerage or finders fees or commissions and no broker or finder has acted directly or indirectly for TBC in connection with this Plan of Merger or the transactions contemplated hereby.

                                   SECTION 5

            REPRESENTATIONS AND WARRANTIES OF THE SUBSIDIARY AND TBC

     The Subsidiary and TBC, jointly and severally, hereby represent and warrant to CF Bancshares as follows:

     5.1 Organization, Existence and Capital Stock. The Subsidiary is a corporation duly organized and validly existing and is in good standing under the laws of the State of Florida. The Subsidiary's authorized capital consists of 1,000 shares of Common Stock, par value $1.00 per share, all of which shares are issued and registered in the name of TBC. The Subsidiary has not, within the two years immediately preceding the date of this Plan of Merger, owned, directly or indirectly, any shares of CF Bancshares Common Stock.

     5.2 Power and Authority. The Subsidiary has corporate power to execute, deliver and perform the Plan of Merger and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to the Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all actions required by law, its Articles of Incorporation, its Bylaws or otherwise, to authorize the execution and delivery of the Plan of Merger and such related documents. The execution and delivery of the Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Articles of Incorporation or Bylaws of the Subsidiary, or any agreement, instrument, order, judgment or decree to which the Subsidiary is a party or by which it is bound, violate any restrictions of any kind to which the Subsidiary is subject, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of the Subsidiary.

     5.3 No Subsidiaries. The Subsidiary does not own stock in, and does not control, directly or indirectly, any other corporation, association or business organization. The Subsidiary is not a party to any joint venture or partnership.

     5.4 Legal Proceedings. There are no actions, suits or proceedings pending or threatened against the Subsidiary, at law or in equity, relating to or affecting the Subsidiary, including the Merger. The Subsidiary does not know or have any reasonable grounds to know of any justification for any action, suit or proceeding.

     5.5 No Contracts or Liabilities. Other than the obligations created under the Plan of Merger, the Subsidiary is not obligated under any contracts, claims, leases, liabilities (contingent or otherwise), loans or otherwise.

                                   SECTION 6

            ACCESS TO INFORMATION CONCERNING PROPERTIES AND RECORDS

     6.1 Access to Information. CF Bancshares and TBC will give to one another and to their respective counsel, accountants and other representatives ("advisors"), upon reasonable notice, during normal business hours throughout the period prior to the Closing Date, full access to their respective books, records, customer and loan files, contracts and commitments. For the period prior to the Effective Time, CF Bancshares and TBC shall deliver to one another such statements, schedules and reports concerning the business, operations and financial condition of CF Bancshares and TBC as are regularly provided to their respective Board of Directors at such times as they are regularly supplied to their respective Board of Directors.

     6.2 Return of Records. If the transactions contemplated hereby are not consummated and this Plan of Merger terminates, each party agrees to promptly return all documents, contracts, records or properties of the other party and all copies thereof furnished pursuant to this Section 6 or otherwise. All information disclosed by any party or any affiliate or representative of any party shall be deemed to be "Confidential Information" under the terms of the Letter of Intent dated July 31, 2001, between CF Bancshares and TBC (the "Letter of Intent").

     6.3  Effect of Access.

     Nothing contained in this Section 5 shall be deemed to create any duty or responsibility on the part of either party to investigate or evaluate the value, validity or enforceability of any contract, lease or other asset included in the assets of the other party.

                                   SECTION 7

                                   COVENANTS

     7.1 Preservation of Business. From the date of this Agreement, each of TBC and CF Bancshares will use its reasonable best efforts to preserve the respective business organization of CF Bancshares and TBC intact, to keep available to the Surviving Corporation the services of the present employees of CF Bancshares, and to preserve for the Surviving Corporation the goodwill of the suppliers, customers, depositors and others having business relations with CF Bancshares.

     7.2  Material Transactions.

          (a) Until the Effective Time or the earlier termination of this Plan of Merger, and except as contemplated by this Plan of Merger or disclosed in the Disclosure Schedules or as consented to or otherwise approved by TBC in writing, which consent or approval will not be unreasonably withheld:

             (i) the business of CF Bancshares shall be conducted only in the ordinary course and CF Bancshares will not encumber any asset or enter into any transaction or make any contract or commitment relating to their respective properties, assets and businesses, other than in the ordinary course of business, including but not limited to transactions less than $50,000, or as otherwise disclosed herein;

             (ii) no change shall be made in the articles of incorporation or bylaws of CF Bancshares;

             (iii) no change shall be made in the number of shares of capital stock of CF Bancshares issued and outstanding, nor shall any option, warrant, call, convertible security, commitment or other right be granted or made by CF Bancshares relating to its authorized or issued capital stock;

             (iv) except in the ordinary course of business as previously conducted, no purchase order, contract or commitment (other than deposits, loan commitments and investments or the sale of other real estate owned in the ordinary course of business of CF Bancshares) shall be entered into by or on behalf of CF Bancshares extending for more than one year or involving payment by CF Bancshares of more than $50,000 in any one contract or related series of contracts or otherwise materially affecting its business;

             (v) no employment agreement or other agreement will be entered into with any employee of CF Bancshares and no employee's salary or benefits (other than bonuses scheduled to be paid which have been previously accrued) will be increased except for normal annual increases as agreed to in writing and no employee benefit plan will be modified or amended except as required by law;

             (vi) CF Bancshares will comply in all material respects with all laws applicable to it and to the conduct of its business, if failure to comply could have a material adverse effect upon its business;

             (vii) no dividends shall be paid, or distributions made, with respect to CF Bancshares Stock;

             (viii) no loan other than in ordinary course of business including, but not limited to, loans less than $50,000 will be made by CF Bancshares without providing TBC with all relevant documents related thereto and giving TBC a reasonable opportunity to review such loan and comment thereon;

             (ix) no security owned by CF Bancshares will be sold and no new securities will be purchased without the approval of TBC except those sold or acquired in the ordinary course of business; and

             (x) the obligations under all employment, severance or other agreements between CF Bancshares and its employees related to the termination of such agreements shall not be in excess of the amounts described in the Employment Agreements attached to the CF Bancshares Disclosure Schedule.

          (b) Until the Effective Time or the earlier termination of this Plan of Merger, and except as contemplated by this Plan of Merger or disclosed in the Disclosure Schedules or as consented to or otherwise approved by CF Bancshares in writing which consent or approval will not be unreasonably withheld:

             (i) the business of TBC shall be conducted only in the ordinary course and TBC will not encumber any asset or enter into any transaction or make any contract or commitment relating to their respective properties, assets and businesses, other than in the ordinary course of business or as otherwise disclosed herein;

             (ii) no change shall be made in the certificate of incorporation or bylaws of TBC; and

             (iii) TBC will comply in all material respects with all laws applicable to it and to the conduct of its business, if failure to comply could have a material adverse effect upon its business.

     7.3 Confidentiality. Until the Merger is consummated, CF Bancshares and TBC shall not, without the prior written consent of the other party, as the case may be, disclose to third parties, and shall use care to assure that its directors, officers, employees and advisors do not disclose to third parties any information regarding the Merger or any confidential information, which shall include all information received from the other party, as the case may be, in the course of discussing, investigating, negotiating and performing the transactions contemplated by this Plan of Merger, whether such information has been obtained before or after the date of execution of this Plan of Merger. The term "confidential information" does not include information which (i) was known to the other party, as the case may be, its directors, officers, employees or advisors prior to the time of its disclosure to such party by the other party;
(ii) is or becomes publicly known or available; or (iii) is independently developed or discovered by the other party or their respective directors, officers, employees or advisors outside of the discussions, investigations, negotiations and performance contemplated by this Plan of Merger. "Third parties" does not include the directors, officers, employees or advisors of the other party.

     7.4 CF Bancshares Shareholder Meeting. As soon as reasonably practicable, CF Bancshares shall take all action necessary in accordance with applicable law and its articles of incorporation and bylaws to call, give notice of, convene and hold a meeting of its shareholders (the "Special Meeting") for the purpose of approving and adopting this Plan of Merger, the Merger and the transactions contemplated thereby. In connection therewith, CF Bancshares shall mail to all shareholders of record entitled to vote at such meeting the Registration Statement (as defined in Section 7.8(a)) which shall indicate that the Board of Directors of CF Bancshares has, by resolution, approved the Merger on the terms and subject to the conditions set forth in this Plan of Merger. Subject to applicable laws and the fiduciary duties of its directors, CF Bancshares shall use reasonable efforts to solicit from its shareholders proxies in favor of such adoption and approval and shall take all other reasonable action necessary or helpful to secure a vote of its shareholders in favor of the Merger.

     7.5 Affiliate's Letters. CF Bancshares and TBC shall use their respective best efforts to obtain and deliver to one another prior to the Special Meeting a signed letter in the form attached as Exhibit 7.5 from each of their respective officers, directors or shareholders who may be deemed an "affiliate" of CF Bancshares or TBC, as appropriate within the meaning of such term as used in Rule 145 under the Securities Act who intends to receive TBC Common Stock in the Merger.

     7.6 Accounting Methods. Neither CF Bancshares nor TBC shall change, in any material respect, its methods of accounting in effect at its most recent fiscal year end, except as required by changes in generally accepted accounting principles, if applicable, as concurred by such parties' independent accountants.

     7.7 Approvals of Regulatory Authorities. CF Bancshares, Citizens Federal, the Subsidiary, The Bank and TBC will cooperate in the preparation and the filing by TBC of such applications to the Board of Governors of the Federal Reserve System (the "Fed"), the Federal Deposit Insurance Corporation (the "FDIC"), the Alabama Banking Department and the Office of Thrift Supervision (the "OTS"), and other regulatory authorities as may be necessary to obtain all governmental approvals requisite to the consummation of the Merger, the Subsidiary Merger and the Bank Merger. As soon as practicable, TBC shall file applications with the proper regulatory authorities for approval of the Merger, the Subsidiary Merger and the Bank Merger and the acquisition of CF Bancshares by TBC and shall thereafter take all action to obtain the approval of such regulatory authorities. All of the representations contained in the applications filed by TBC with regulators with or on behalf of CF Bancshares, will be, at the time they are made, accurate in all material respects, except TBC makes no representation or warranty as to matters contained therein that are based on information provided by CF Bancshares. All filings, requests for approval or other submissions for any regulatory approval shall be made available for review and comment by CF Bancshares prior to filing.

     7.8  Registration Statement.

          (a) Within sixty days of the date of this Plan of Merger, TBC shall prepare and file with the Securities and Exchange Commission (the "SEC") and any other applicable regulatory bodies, as soon as reasonably practicable, a Registration Statement on Form S-4 with respect to the shares of TBC Common Stock to be issued in the Merger (the "Registration Statement") and will otherwise proceed promptly to satisfy the requirements of the Securities Act of 1933 (the "Securities Act") including Rule 145 thereunder. Such Registration Statement shall contain a proxy statement of CF Bancshares (the "Proxy Statement"), prepared by CF Bancshares and subject to review and comments by TBC, containing information required by the Securities Exchange Act of 1934 (the "Exchange Act"). Prior to the filing, TBC shall provide CF Bancshares with a draft of the Registration Statement and allow CF Bancshares sufficient time to review and comment on the same. TBC shall take all reasonable steps necessary to cause the Registration Statement to be declared effective and to maintain such effectiveness until all of the shares of TBC Common Stock covered thereby have been distributed. TBC shall promptly amend or supplement the Registration Statement to the extent necessary in order to make the statements therein not misleading or to correct any statements which have become false or misleading. TBC shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the provisions of the Securities Act and the Exchange Act. TBC shall provide CF Bancshares with copies of all filings made pursuant to this Section 7.8 and shall consult with CF Bancshares on responses to any comments made by the staff of the SEC with respect thereto.

          (b) The information specifically designated as being supplied by CF Bancshares for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to holders of CF Bancshares Common Stock, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading. The information specifically designated as being supplied by CF Bancshares for inclusion or incorporation by reference in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to holders of CF Bancshares Common Stock, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to CF Bancshares or its officers or directors should be discovered by CF Bancshares which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, CF Bancshares shall promptly inform TBC. All documents, if any, that CF Bancshares is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

          (c) The information specifically designated as being supplied by TBC for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to holders of CF Bancshares Common Stock, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading. The information specifically designated as being supplied by TBC for inclusion or incorporation by reference in the Proxy Statement in connection with the Special Meeting shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to holders of CF Bancshares Common Stock, at the time of the Special Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading. If at any time prior to the Effective Time any event or circumstance relating to TBC or its officers or directors, should be discovered by TBC which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, TBC should promptly inform CF Bancshares and shall promptly file such amendment to the Registration Statement. All documents that TBC is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

          (d) Prior to the Closing Date, TBC shall use its best efforts to cause the shares of TBC Common Stock to be issued in the Merger to be registered or qualified under all applicable securities or Blue Sky laws of each of the states and territories of the United States, and to take any other actions which may be necessary to enable TBC Common Stock to be issued in the Merger to be distributed in each such jurisdiction.

          (e) Prior to the Closing Date, TBC shall file a notification form for listing of additional shares (the "Listing Form") with Nasdaq relating to shares of TBC Common Stock to be issued in connection with the Merger, and shall use reasonable good faith efforts to cause such shares of TBC Common Stock to be approved for listing on Nasdaq prior to the Closing Date.

          (f) CF Bancshares shall furnish all information to TBC with respect to CF Bancshares and its subsidiaries as TBC may reasonably request for inclusion in the Registration Statement, the Proxy Statement and the Listing Form, and shall otherwise cooperate with TBC in the preparation and filing of such documents.

     7.9 Deliveries. CF Bancshares and TBC shall each deliver by the Closing Date all opinions, certificates and other documents required to be delivered by it.

     7.10 Status Reports. CF Bancshares and TBC shall advise one another from time to time regarding the applications for regulatory approval of the Merger and provide one another copies of all comments, correspondence and approvals to or from regulators in connection with the applications, and give one another copies of all regulatory approvals referred to in this Plan of Merger within two business days of receipt.

     7.11 Other Actions. Unless required by law, neither CF Bancshares nor TBC shall knowingly or intentionally take any action, or omit to take any action, if such action or omission would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in this Plan of Merger not being satisfied, or (unless such action is required by applicable law) which would materially adversely affect the ability of TBC or CF Bancshares to obtain any consents or approvals required for the consummation of the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation or which would otherwise materially impair the ability of TBC or CF Bancshares to consummate the Merger in accordance with the terms of the Plan of Merger or materially delay such consummation.

     7.12 No Shopping. Neither CF Bancshares nor any of its officers and directors will, and CF Bancshares shall direct and use its best efforts to prevent its employees, agents and representatives, during the period beginning on the date hereof and ending on the first to occur of (a) the Effective Time or
(b) the termination of this Plan of Merger, to (i) sell or arrange for sale of any CF Bancshares Common Stock, other than as required by the CF Bancshares employee stock purchase plan; (ii) negotiate, solicit or encourage or authorize any person to solicit from any third party any proposals relating to the merger or consolidation of CF Bancshares, disposition of the business or assets of CF Bancshares or the acquisition of the capital stock of

CF Bancshares; or (iii) except to the extent legally required for the discharge by the board of directors of its fiduciary duties, make any information concerning CF Bancshares available to any person for the purpose of affecting or causing a merger, consolidation or disposition of CF Bancshares or its assets or common stock.

     7.13 Notice of Subsequent Events. Each party hereto shall notify the other parties of any changes, additions or events which would cause any material change in or material addition to any schedule to the Disclosure Schedule delivered by the notifying party under this Plan of Merger, promptly after the occurrence of the same. If the effect of such change or addition would, individually or in the aggregate with the effect of changes or additions previously disclosed pursuant to this Section 6.13, constitute a material adverse effect on the notifying party, the non-notifying party may, within ten
(10) days after receipt of such notice, elect to terminate this Plan of Merger. If the non-notifying party does not give written notice of such termination within such 10-day period, the non-notifying party shall be deemed to have consented to such change and shall not be entitled to terminate this Plan of Merger by reason thereof.

     7.15  Cooperation.

          (a) TBC and CF Bancshares shall together, or pursuant to an allocation of responsibility agreed to between them, (i) cooperate with one another in determining whether any filings are required to be made or consents are required to be obtained in any jurisdiction prior to the Effective Time in connection with the consummation of the transactions contemplated hereby; and cooperate in making any such filings promptly and in seeking to obtain timely any such consents, (ii) use their respective best efforts to cause to be lifted any injunction prohibiting the Merger, or any part thereof, or the other transactions contemplated hereby, and (iii) furnish to one another and to one another's counsel all such information as may be required to effect the foregoing actions.

          (b) Subject to the terms and conditions herein provided, and unless this Plan of Merger shall have been validly terminated as provided herein, each of TBC and CF Bancshares shall use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party (or any subsidiaries or affiliates of such party) with respect to the Plan of Merger and to consummate the transactions contemplated hereby and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries or affiliates in connection with this Plan of Merger and the transactions contemplated hereby. Each of TBC and CF Bancshares will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, either of them or any of their subsidiaries or affiliates in connection with the foregoing. The parties shall, from time to time, and including as of and upon the Closing Date, prepare and deliver to each other such supplements and amendments to their respective Disclosure Schedules as are necessary or appropriate to assure the accuracy and completeness thereof; provided that the furnishing of any such supplement shall not modify, limit, or otherwise affect any representations or warranties of a party contained in this Agreement or any right of a party to terminate this Agreement.

     7.16 Carrabelle Branch. The Boards of Directors of CF Bancshares and Citizen Federal shall proceed with the construction and opening of the Carrabelle branch of Citizens Federal provided that such construction remains in the best interest of Citizens Federal. CF Bancshares and Citizens Federal shall advise TBC from time to time regarding the status of any regulatory approvals necessary and the construction process. CF Bancshares and Citizens Federal shall provide TBC copies of all correspondence and approvals to or from regulators in connection with the Carrabelle branch.

     7.17 Dividends. CF Bancshares shall not declare nor pay any dividends to its shareholders prior to or at the Effective Time.

     7.18 Proxies from the Directors. The directors of CF Bancshares shall have granted proxies to TBC, substantially in the form of Exhibit 7.18, as of the date of this Plan of Merger, to vote the shares of CF Bancshares owned by such directors in favor of the Merger and such proxies shall remain valid and in effect until the Effective Time.

     7.19 Officers' and Directors' Liability Insurance. TBC shall maintain in effect for not less than four years after the Effective Time CF Bancshares' current policy of directors' and officers' liability insurance for the benefit of the individuals who, at or before the Effective Time, were directors or officers of CF Bancshares with respect to matters occurring prior to the Effective Time; provided, however, that (i) TBC may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the covered officers and directors and (ii) TBC shall not be required to pay an annual premium for such insurance in excess of the last annual premium paid prior to the date hereof, but in the event such premium shall exceed such amount shall purchase as much coverage as possible for such amount with the exception of increases due to inflation.

                                   SECTION 8

                                   CONDITIONS

     8.1 Mutual Conditions. The obligations of CF Bancshares, the Subsidiary and TBC under this Plan of Merger are subject to and conditioned upon the satisfaction, prior to the Closing Date, of each of the following conditions except as CF Bancshares, the Subsidiary and TBC may waive in writing:

          (a) Registration Statement. The Registration shall have been declared effective by the SEC and no stop order shall be in effect, and all applicable federal securities or state blue sky laws shall have been complied with or an exemption thereunder shall be available.

          (b) Listing of TBC Common Stock. The shares of TBC Common Stock to be issued in connection with the Merger shall have been approved for listing by Nasdaq.

          (c) No Litigation. No suit, action, claim or other proceeding shall have been threatened or pending before any court, administrative or governmental agency which, in the reasonable opinion of CF Bancshares, TBC or the Subsidiary, presents a significant risk of restraint or prohibition of the transactions contemplated hereby or the attainment of material damages or other relief against CF Bancshares or its shareholders or TBC or its shareholders in connection with the transactions contemplated hereby.

          (d) Shareholder Approval. The holders of a majority of the outstanding shares of CF Bancshares Common Stock shall have approved the Merger.

          (e) Approvals. Receipt of all authorizations, approvals and/or consents of any third parties as well as the expiration of applicable waiting periods, including federal or state governmental and/or regulatory bodies and officials, necessary for the consummation of this Plan of Merger and for the continuation in all material respects of the business of TBC, the Subsidiary and CF Bancshares, without interruption after the Effective Time, in substantially the manner in which such business is now conducted shall have been received, and no such authorizations or approvals shall contain any conditions or restrictions that CF Bancshares, TBC or the Subsidiary reasonably believes will materially restrict or limit the business or activities of the Surviving Corporation subsequent to the Merger, or have a material adverse effect on their businesses, operations or financial conditions taken as a whole.

          (f) Earnings Certificate. Each of TBC, the Subsidiary and CF Bancshares shall have reviewed the net earnings of CF Bancshares from June 30, 2001 through the date of Closing as reflected on CF Bancshares' call report for such period and any reports for such interim periods prepared in accordance with GAAP and in a manner consistent with past practice as to unaudited statements and CF Bancshares shall have delivered an officer's certificate attaching such reports for such periods, certified by a duly authorized officer of CF Bancshares and acknowledged by a duly authorized officer of TBC.

     8.2 Conditions in Favor of CF Bancshares. All obligations of CF Bancshares under this Plan of Merger are subject to and conditioned upon the satisfaction, prior to the Closing Date, of each of the following conditions except as CF Bancshares may waive in writing:

          (a) Material Adverse Change. Since the date of this Plan of Merger, there have been no material adverse changes, occurrences or developments in the business of TBC that have, or would be expected to have, a material adverse effect on the business, operations or financial condition of TBC, and CF Bancshares shall not have discovered any fact or circumstance not disclosed by TBC prior to the date of this Plan of Merger that has resulted in, or could reasonably be expected to result in, a material adverse effect on the business, operations or financial condition of TBC.

          (b) Representations, Warranties and Agreements. Each representation and warranty of TBC contained in this Plan of Merger or in any TBC Document, including without limitation, financial statements, the TBC Disclosure Schedules, deeds, exhibits, certificates, schedules or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, that is qualified as to materiality shall be true and correct, and each representation and warranty that is not so qualified shall be true and correct in all material respects, as of the date of the Plan of Merger and at the Closing Date as if then made, except to the extent that any such representation and warranty expressly relates to an earlier date (in which case any such representation and warranty that is qualified as to materiality shall be true and correct, and any such representation that is not so qualified shall be true and correct in all material respects, as of such earlier date). TBC and The Bank shall have performed and complied with all covenants, agreements and conditions required by this Plan of Merger to be performed or complied with in all material respects by them, or either of them, prior to or at the Closing Date.

          (c) Officers' Certificate. CF Bancshares shall have received a certificate in form and content satisfactory to CF Bancshares from the appropriate officers of TBC and the Subsidiary, dated as of the Closing Date, to the effect that the representations and warranties made herein by TBC and the Subsidiary on the date hereof and on the Closing Date are true and correct as set forth in Sections 4 and 5 and that TBC and the Subsidiary have performed the covenants, obligations and agreements undertaken by it herein in all material respects.

          (d) Legal Opinion. CF Bancshares shall have received an opinion of legal counsel for TBC, Haskell Slaughter Young & Rediker, L.L.C., substantially in the form attached hereto as Exhibit 8.2(d). In addition, counsel may rely on representations and certificates of officers and directors of TBC and certificates of public officials. Such opinion shall be subject to reasonable and customary qualifications.

          (e) Secretary's Certificate. CF Bancshares shall have received in form and content satisfactory to it of the Secretary or an Assistant Secretary of TBC and the Subsidiary to the effect that all necessary approvals of the Merger by the Board of Directors and shareholders of TBC and the Subsidiary were obtained at meetings duly called for such purposes and as to the incumbency of all corporate officers of TBC and the Subsidiary at all relevant times and containing copies of the Certificate of Incorporation and Bylaws of TBC and the Subsidiary.

          (f) Proper Actions and Documentation. All actions required to be taken by TBC and the Subsidiary in connection with the transactions contemplated by this Plan of Merger shall have been taken, and all documents incidental thereto shall be in a form and substance reasonably satisfactory to CF Bancshares and legal counsel, and CF Bancshares shall have received copies of all documents that it may have reasonably requested in connection with such transactions.

     8.3 Conditions in Favor of TBC. All obligations of TBC and the Subsidiary under this Plan of Merger are subject to and shall be conditioned upon the satisfaction, prior to or on the Closing Date, of each of the following conditions except as TBC and the Subsidiary may waive such conditions in writing:

          (a) Material Adverse Change. Since the date of this Plan of Merger there have been no material adverse changes, occurrences or developments in the business of CF Bancshares that have, or would be expected to have, a material adverse effect on the business, operations or financial condition of CF Bancshares, and TBC shall not have discovered any fact or circumstance not disclosed by

     CF Bancshares prior to the date of this Plan of Merger that has resulted in, or could reasonably be expected to result in, a material adverse effect on the business, operations or financial condition of CF Bancshares.

          (b) Representations, Warranties and Agreements. Each representation and warranty of CF Bancshares contained in this Plan of Merger or in any CF Bancshares document, including, without limitation, financial statements, the CF Bancshares Disclosure Schedules, deeds, exhibits, certificates, schedules or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, that is qualified as to materiality shall be true and correct, and each representation and warranty that is not so qualified shall be true and correct in all material respects, as of the date of the Plan of Merger and at the Closing Date as if then made, except to the extent that any such representation and warranty expressly relates to an earlier date (in which case any such representation and warranty that is qualified as to materiality shall be true and correct, and any such representation that is not so qualified shall be true and correct in all material respects, as of such earlier date). CF Bancshares shall have performed and complied with all covenants, agreements and conditions required by this Plan of Merger to be performed or complied with in all material respects by it prior to or at the Closing Date.

          (c) Officer's Certificate. TBC shall have received a certificate in form and content satisfactory to it from the President and the Chief Financial Officer of CF Bancshares, dated the Closing Date, to the effect that the representations and warranties made herein by CF Bancshares on the date hereof, and on the Closing Date, are true and correct as set forth in
     Section 3, and that CF Bancshares has performed the covenants, obligations and agreements undertaken by it herein in all material respects.

          (d) Secretary's Certificate. TBC shall have received in form and content satisfactory to it a certificate of the Secretary or an Assistant Secretary of CF Bancshares to the effect that all necessary approvals of the Merger by the Board of Directors and shareholders of CF Bancshares were obtained at meetings duly called for such purposes and as to the incumbency of all corporate officers of CF Bancshares at all relevant times and containing copies of the Articles of Incorporation and Bylaws of CF Bancshares.

          (e) Legal Opinion. TBC shall have received an opinion of CF Bancshares' legal counsel, Igler & Dougherty, P.A., substantially in the form attached as Exhibit 8.3(e). In addition, such counsel may rely on representations and certificates of officers and directors of CF Bancshares and certificates of public officials. Such opinion shall be subject to reasonable and customary qualifications.

          (f) Proper Actions and Documentation. All actions required to be taken by CF Bancshares by this Plan of Merger shall have been taken or satisfied in all material respects, and all documents incidental thereto shall be in a form and substance reasonably satisfactory to TBC and its counsel, and TBC shall have received copies of all documents that they may have reasonably requested in connection with such transactions.

          (g) Directors. The existing directors of Citizens Federal shall agree to be advisory directors of the former Citizens Federal branches of The Bank after the Effective Time of the Merger and the Bank Merger.

          (h) Proxies. TBC shall have received proxies from each director of CF Bancshares, substantially in the form attached hereto as Exhibit 6.18 to vote the shares of CF Bancshares owned by such director in favor of the Merger.

                                   SECTION 9

                                  TERMINATION

     9.1 Termination. This Plan of Merger may be terminated and the Merger abandoned (either before or after approvals and authorizations by the shareholders of CF Bancshares contemplated hereby and without seeking further shareholder approval) at any time prior to the Effective Time only in one of the following manners:

          (a) Mutual Agreement. By mutual written consent of the parties authorized by their respective Boards of Directors at any time prior to the Effective Time.

          (b) by either CF Bancshares or TBC:

             (i) if, upon a vote at a duly held meeting of stockholders or any adjournment thereof, any required approval of the holders of shares of CF Bancshares Common Stock shall not have been obtained;

             (ii) if the Merger shall not have been consummated on or before March 31, 2002, unless the failure to consummate the Merger is the result of a willful and material breach of this Plan of Merger by the party seeking to terminate this Plan of Merger;

             (iii) if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

             (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Plan of Merger which (A) would give rise to the failure of a condition set forth in Section 8.2(a) or (b) or Section 8.3(a) or (b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Plan of Merger);

          (c) By either CF Bancshares or TBC in the event that (i) all of the conditions to the obligation of such party to effect the Merger set forth in Section 8.1 shall have been satisfied and (ii) any condition to the obligation of such party to effect the Merger set forth in Section 8.2 (in the case of CF Bancshares) or Section 8.3 (in the case of TBC) is not capable of being satisfied prior to the end of the period referred to in
     Section 9.1(b)(ii); or

          (d) By TBC or CF Bancshares, if CF Bancshares' Board of Directors shall have determined, in the exercise of its fiduciary duties under applicable law, not to recommend the Merger to the holders of CF Bancshares Common Stock or shall have withdrawn such recommendation or if TBC's Board of Directors shall have determined, in the exercise of fiduciary duties under applicable law, not to approve or shall have withdrawn approval of the Merger;

     9.2 Effect of Termination. In the event of termination of this Plan of Merger as provided in Section 9.1, this Plan of Merger shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the provisions of Sections 6.2, 9.2 and 9.6, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Plan of Merger.

     9.3 Amendment. This Plan of Merger may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the holders of shares of CF Bancshares Common Stock and by the directors of TBC; provided, however, that after any such approval, there shall be made no amendment that pursuant to Section 607.1103 of the FBCA requires further approval by such stockholders without the further approval of such stockholders. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties.

     9.4 Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Plan of Merger or in any document delivered pursuant to this Plan of Merger or (c) subject to the proviso of Section 8.3, waive compliance with any of the agreements or conditions contained in this Plan of Merger. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Plan of Merger to assert any of its rights under this Plan of Merger or otherwise shall not constitute a waiver of such rights.

     9.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Plan of Merger pursuant to Section 9.1, an amendment of this Plan of Merger pursuant to Section 9.3, or an extension or waiver pursuant to
Section 9.4 shall, in order to be effective, require in the case of CF Bancshares or TBC, action by its Board of Directors or the duly authorized designee of the Board of Directors.

     9.6 Expenses and Damages. Each party shall pay its own expenses in connection with the Plan of Merger and the Merger. Nothing contained in Section
9.7 shall be deemed to preclude either party from seeking to recover damages which it incurs as a result of a breach by the other party of this Plan of Merger or to obtain other legal or equitable relief (including specific performance).

     9.7 No Liability Upon Proper Termination. Upon proper termination by written notice as provided in Section 9.1 of this Plan of Merger, this Plan of Merger shall be void and of no further effect, except as set forth in Section 9.2, and there shall be no liability by reason of this Plan of Merger or the termination thereof on the part of either TBC, CF Bancshares or the directors, officers, employees, agents or shareholders of any of them, and all such parties shall be released from all such liability, provided that any such termination shall not excuse a party for liability for any breach of this Agreement.

                                   SECTION 10

                                 MISCELLANEOUS

     10.1 Survival of Representations, Warranties and Covenants. The respective representations, warranties, agreements and covenants of the parties in this Plan of Merger shall survive the Effective Time. Each party shall be deemed to have relied upon each and every representation and warranty of the other party, regardless of any investigation heretofore or hereafter made by or on behalf of such party.

     10.2 Employee Benefits. All employees of CF Bancshares who continue as employees of the Surviving Corporation after the Merger shall receive service credits for employment at CF Bancshares prior to the Effective Time for purposes of meeting all the eligibility requirements and all vesting requirements for all of the Surviving Corporation's benefit programs in which such employees shall become eligible to participate on or after the Effective Time, including but not limited to health, retirement, vacation and disability plans. The Surviving Corporation will waive waiting periods and pre-existing conditions limitations under its group health plan (within the meaning of Section 5000(b)(i) of the Internal Revenue Code of 1986, as amended) for those employees of CF Bancshares who continue as employees of The Surviving Corporation after the Merger and who had coverage under compatible group health plans of CF Bancshares immediately prior to the Effective Time. The Surviving Corporation shall provide the opportunity for continuation of coverage through COBRA for any former CF Bancshares employee who participated as or who had a right to elect participation as a COBRA continuee under CF Bancshares' group health plans immediately prior to the Effective Time.

     10.3 Benefits of this Plan of Merger. This Plan of Merger and the rights and obligations of TBC and CF Bancshares hereunder shall not be assigned by any party to any third party, except with the prior written consent of the other. This Plan of Merger shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Plan of Merger, expressed or implied, is intended to confer upon any person, other than the parties hereto, the shareholders of CF Bancshares, and their respective permitted successors and assigns, any rights or remedies under or by reason of this Plan of Merger and, except as aforesaid, there are no third-party beneficiaries of this Plan of Merger.

     10.4 Notices. Any notice, request, instruction, legal process or other instrument to be given or served hereunder by any party to another, shall be deemed given or served if in writing and delivered personally or sent by a reputable overnight express courier or by registered or certified mail, postage prepaid, to the respective party or parties at the following addresses:

    If to TBC or the Subsidiary:
     Mr. James A. Taylor
     Chairman of the Board and Chief Executive Officer
     The Banc Corporation
     17 North 20th Street
     Birmingham, Alabama 35203

    With copies to:
     F. Hampton McFadden, Jr., Esq.
     Executive Vice President, General
     Counsel and Secretary
     The Banc Corporation
     17 North 20th Street
     Birmingham, Alabama 35203

    and
     Haskell Slaughter Young & Rediker, L.L.C.
     1200 AmSouth/Harbert Plaza
     1901 Sixth Avenue North
     Birmingham, Alabama 35203
     Attn: Robert E. Lee Garner, Esq.

    If to CF Bancshares:
     Mr. Greg Johnson
     President and Chief Executive Officer
     401 Cecil G. Costin, Sr. Boulevard
     Port St. Joe, Florida 32457

    With copies to:
     A. George Igler, Esq.
     Igler & Dougherty, P.A.
     1501 Park Avenue East
     Tallahassee, Florida 32301

and to such other address or addresses as either party may designate to the other by like notice as set forth above.

     10.5 Publicity. CF Bancshares and TBC shall ensure that all publicity, press releases and other announcements relating to this Plan of Merger and the transactions contemplated hereby are reviewed in advance by both TBC and CF Bancshares and their respective legal counsel and shall not make any such announcements without the written approval of the other party.

     10.6 Entire Agreement. This Plan of Merger contains the entire agreement between the parties hereto with respect to the transactions contemplated hereby and thereby supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations, covenants or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

     10.7 Waiver or Modification. Any party to this Plan of Merger may, at any time prior to the Effective Time, by action taken by its Board of Directors or officers thereunto duly authorized, waive any of the terms or conditions of this Plan of Merger or agree to an amendment or modification to this Plan of Merger by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Plan of Merger. No amendment, modification or waiver of this Plan of Merger shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Plan of Merger shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall any waiver constitute a continuing waiver unless expressly provided. CF Bancshares' Board of Directors may authorize the amendment or supplementation of this Plan of Merger or waiver of any provision hereof or thereof, either before or after the approval of CF Bancshares' shareholders (and without seeking further shareholder approval to the extent allowed by law), so long as such amendment, supplement or waiver does not result in the reduction of the consideration given or result in an adverse tax or other effect to CF Bancshares' shareholders.

     10.8 Controlling Law. This Plan of Merger shall be construed in accordance with the laws of the State of Florida and the venue shall be Bay County, Florida, except to the extent that federal law is applicable.

     10.9 Counterparts. This Plan of Merger may be executed in any number of copies, each of which shall be deemed an original, and all of which together shall be deemed one and the same instrument.

     10.10 Knowledge. Whenever the term "knowledge," "best knowledge" or similar expression is used in this Plan of Merger, it shall mean the personal knowledge of the Chairman, President, Chief Executive Officer or Chief Financial Officer of such entity.

     10.11 Material Adverse Effect. "Material adverse effect" on a party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on: (i) the financial position, business, or results or operations of such party and its subsidiaries, taken as a whole; or (ii) the ability of such party to perform its obligations under this Plan of Merger or to consummate the Merger or the other transactions contemplated hereby, provided that "material adverse effect" shall not be deemed to include the impact of: (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities; (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies; (c) actions and omissions of a party (or any of its subsidiaries) taken with the prior informed consent of the other party in contemplation of the transactions contemplated hereby; or (d) the Merger and compliance with the provision of this Agreement on the operating performance of the parties.

     10.12 Material Adverse Change. "Material adverse change" shall mean any change in the working capital, financial condition, operating results, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, earnings, business, or employee or customer relations, that has a material adverse impact on a party.

     10.13 No Rule of Construction. The parties acknowledge that this Plan of Merger was initially prepared by TBC and that all parties have read and negotiated the language used in this Plan of Merger. The parties agree that, because all parties participated in negotiating and drafting this Plan of Merger, no rule of construction shall apply to this Plan of Merger which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Plan of Merger.

     10.14 Binding Effect. This Plan of Merger shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Plan of Merger. No party may assign any right or obligation hereunder without the prior written consent of the other parties.

     IN WITNESS WHEREOF, pursuant to authority duly given by the respective Boards of Directors of TBC, the Subsidiary, The Bank, CF Bancshares and Citizens Federal, this Plan of Merger has been signed on behalf of said corporations by their respective Chairman of the Board, President or Vice President, as the case may be, all on the date, month and year first written above.

                                          THE BANC CORPORATION

                                          By:   /s/ JAMES A. TAYLOR, JR.
                                            ------------------------------------
                                                    James A. Taylor, Jr.
                                                         President
                                                and Chief Operating Officer

                                          THE BANK

                                          By:      /s/ DAVID R. CARTER
                                            ------------------------------------
                                                      David R. Carter
                                                  Executive Vice President
                                                and Chief Financial Officer

                                          TBC MERGER CORPORATION

                                          By:   /s/ JAMES A. TAYLOR, JR.
                                            ------------------------------------
                                                    James A. Taylor, Jr.
                                                         President

                                          CF BANCSHARES, INC.

                                          By:         /s/ DAVID MAY
                                            ------------------------------------
                                                         David May
                                                   Chairman of the Board

                                          CITIZENS FEDERAL SAVINGS BANK
                                          OF PORT ST. JOE

                                          By:       /s/ GREG JOHNSON
                                            ------------------------------------
                                                        Greg Johnson
                                               President and Chief Executive
                                                           Officer

                                                                         ANNEX B

         DISSENTERS' RIGHTS UNDER THE FLORIDA BUSINESS CORPORATION ACT

     607.1301 Dissenters' rights; definitions. The following definitions apply to sec.sec. 607.1302 and 607.1320:

     (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger of that issuer.

     (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to sec. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

     History.  sec. 118, ch. 89-154.

     607.1302  Right of shareholders to dissent.

     (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

             1. If the shareholder is entitled to vote on the merger, or

             2. If the corporation is a subsidiary that is merged with its parent under sec. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of sec. 607.1104.

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to sec. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (c) As provided in sec. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1. Altering or abolishing any preemptive rights attached to any of his or her shares;

             2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

             5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

             6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

             7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

     (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

     (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the name of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     History.  sec. 119, ch. 89-154; sec. 5, ch. 94-327; sec. 31, ch. 97-102.

     607.1320  Procedure for exercise of dissenters' rights.

     (1)(a) If a proposed corporate action creating dissenters' rights under sec. 607-1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of sec.sec. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

             1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated; and

             2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

          (b) If proposed corporate action creating dissenters' rights under sec. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of sec.sec. 607.1301, 607.1302, and
     607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certified shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertified shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

          (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

          (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of this shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

     History.  sec. 120, ch. 89-154; sec. 35, ch. 93-281; sec. 32, ch. 97-102.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Banc Corporation


     Section 102(b)(7) of Delaware law grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. The Banc Corporation's Restated Certificate of Incorporation contains a provision eliminating or limiting director liability to The Banc Corporation and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director



     - for any breach of such director's duty of loyalty to The Banc Corporation or its stockholders.


     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

     - under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions.


     - for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of The Banc Corporation protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of The Banc Corporation or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.



     Section 145 of Delaware law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. The Bylaws of The Banc Corporation provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of The Banc Corporation who, by reason of the fact that he or she is a director, officer, employee, or agent of The Banc Corporation, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.



     The Banc Corporation has entered into agreements with all of its directors and its executive officers pursuant to which the Corporation has agreed to indemnify such directors and executive officers against liability incurred by them by reason of their services of a director to the fullest extent allowable under applicable law.


     See Item 22 of this Registration Statement on Form S-4.

ITEM 21.  EXHIBITS.

     Exhibits:


EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
(2)-1     --   Reorganization Agreement and Plan of Merger, dated as of
               August 30, 2001, by and between The Banc Corporation, TBC
               Merger Corporation, The Bank, Citizens Federal Savings Bank
               of Port St. Joe and CF Bancshares, Inc., is attached to this prospectus-proxy statement as Annex A and incorporated
               herein by reference.
(3)-1     --   Restated Certificate of Incorporation of The Banc
               Corporation, filed as Exhibit (3)-1 to The Banc
               Corporation's Registration Statement on Form S-4
               (Registration No. 333-58493), is hereby incorporated herein by reference.
(3)-2     --   Bylaws of The Banc Corporation, filed as Exhibit (3)-2 to
               The Banc Corporation's Registration Statement on Form S-4
               (Registration No. 333-58493), is hereby incorporated herein by reference.
(4)-1     --   Amended and Restated Declaration of Trust, dated as of
               September 7, 2000, by and among State Street Bank and Trust
               Company of Connecticut, National Association, as
               Institutional Trustee, The Banc Corporation, as Sponsor,
               David R. Carter and James A. Taylor, as Administrators,
               filed as Exhibit (4)-1 to The Banc Corporation's Annual
               Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.
(4)-2     --   Guarantee Agreement, dated as of September 7, 2000, by and between The Banc Corporation and State Street Bank and Trust
               Company of Connecticut, National Association, filed as
               Exhibit (4)-2 to The Banc Corporation's Annual Report on
               Form 10-K for the year ended December 31, 2000, is hereby
               incorporated herein by reference.
(4)-3     --   Indenture, dated as of September 7, 2000, by and among The
               Banc Corporation as issuer and State Street Bank and Trust
               Company of Connecticut, National Association, as Trustee,
               filed as Exhibit (4)-3 to The Banc Corporation's Annual
               Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.
(4)-4     --   Placement Agreement, dated as of August 31, 2000, by and
               among The Banc Corporation, TBC Capital Statutory Trust II,
               Keefe Bruyette & Woods, Inc., and First Tennessee Capital
               Markets, filed as Exhibit (4)-4 to The Banc Corporation's
               Annual Report on Form 10-K for the year ended December 31,
               2000, is hereby incorporated herein by reference.
(4)-5     --   Amended and Restated Declaration of Trust, dated as of July
               16, 2001, by and among The Banc Corporation, The Bank of New
               York, David R. Carter, and James A. Taylor, Jr.*
(4)-6     --   Guarantee Agreement, dated as of July 16, 2001, by The Banc
               Corporation and The Bank of New York.*
(4)-7     --   Indenture, dated as of July 16, 2001, by The Banc
               Corporation and The Bank of New York.*
(4)-8     --   Placement Agreement, dated as of June 28, 2001, among TBC
               Capital Statutory Trust III, and The Banc Corporation and
               Sandler O'Neill & Partners, L.P.*
(5)       --   Opinion of Haskell Slaughter Young & Rediker, L.L.C. as to
               the legality of the shares of the Corporation common stock being registered.
10-(1)    --   Second Amended and Restated 1998 Stock Incentive Plan of The
               Banc Corporation, filed as Annex A to The Banc Corporation's
               Proxy Statement for the 2000 Annual Meeting of Shareholders
               is hereby incorporated herein by reference.
10-(2)    --   Commerce Bank of Alabama Incentive Stock Compensation Plan,
               filed as Exhibit (4)-3 to The Banc Corporation's
               Registration Statement on Form S-8, dated February 22, 1999
               (Registration No. 333-72747), is hereby incorporated herein by reference.
(10)-3    --   The Banc Corporation 401(k) Plan, filed as Exhibit (4)-2 to
               The Banc Corporation's Registration Statement on Form S-8,
               dated January 21, 1999 (Registration No. 333-7953), is
               hereby incorporated herein by reference.
(10)-4    --   Employment Agreement by and between The Banc Corporation and
               James A. Taylor, filed as Exhibit (10)-1 to The Banc
               Corporation's Registration Statement on Form S-1
               (Registration No. 333-67011), is hereby incorporated herein by reference.

EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
(10)-5    --   Deferred Compensation Agreement by and between The Banc
               Corporation and James A. Taylor, filed as Exhibit (10)-2 to
               The Banc Corporation's Registration Statement on Form S-1
               (Registration No. 333-67011), is hereby incorporated herein by reference.
(10)-6    --   Employment Agreement between The Banc Corporation and W. T.
               Campbell, Jr., dated as of October 30, 1998, filed as
               Exhibit (10)-4 to The Banc Corporation's Registration
               Statement on Form S-1 (Registration No. 333-67011), is
               hereby incorporated herein by reference.
(10)-8    --   Employment Agreement, dated as of September 19, 2000, by and between The Banc Corporation and James A. Taylor, Jr., filed as Exhibit (10)-8 to The Banc Corporation's Annual Report on
               Form 10-K for the year ended December 31, 2001, is hereby
               incorporated herein by reference.
(10)-9    --   Employment Agreement, dated as of January 1, 1999, by and
               between The Bank and Marie Swift filed as Exhibit (10)-9 to
               The Banc Corporation's Annual Report on Form 10-K for the
               year ended December 31, 1998, is hereby incorporated herein by reference.
(10)-10   --   Employment Agreement, dated as of January 1, 1999, by and
               between The Bank and Johnny Wallis filed as Exhibit (10)-10 to The Banc Corporation's Annual Report on Form 10-K for the
               year ended December 31, 1998, is hereby incorporated herein by reference.
(10)-11   --   Form of Deferred Compensation Agreement by and between The
               Banc Corporation and the individuals listed on Schedule A
               attached thereto filed as Exhibit (10)-11 to The Banc
               Corporation's Annual Report on Form 10-K for the year ended
               December 31, 1999, is hereby incorporated herein by
               reference.
(10)-12   --   Form of Deferred Compensation Agreement by and between The
               Bank and the individuals listed on Schedule A attached
               thereto filed as Exhibit (10)-11 to The Banc Corporation's
               Annual Report on Form 10-K for the year ended December 31,
               1999, is hereby incorporated by reference herein.
(10)-13   --   Employment Agreement dated as of September 19, 2000, by and between The Banc Corporation and David R. Carter, filed as
               Exhibit (10)-14 to The Banc Corporation's Annual Report on
               Form 10-K for the year ended December 31, 2001, is hereby
               incorporated herein by reference.
21        --   Subsidiaries of The Banc Corporation.*
(23)-1    --   Consent of Ernst & Young LLP.
(23)-2    --   Consent of Saltmarsh Cleaveland & Gund.
(23)-3    --   Consent of Williams, Cox, Weidner & Cox.
(23)-4    --   Consent of Williams, Cox, Weidner & Cox.
(23)-5    --   Consent of Hacker, Johnson & Smith, P.A.
24        --   Powers of Attorney. See the signature page to the original filing of this Registration Statement.
99        --   Form CF Bancshares Proxy.


---------------


* Previously filed.


ITEM 22.  UNDERTAKINGS.

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifica-tion by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (2) The undersigned Registrant hereby undertakes as follows: that prior to any public re-offering of the securities registered hereunder through use of a prospectus which is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (3) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the Registration Statement when it became effective.

     (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on October 19, 2001.


                                          THE BANC CORPORATION

                                          By:      /s/ JAMES A. TAYLOR
                                            ------------------------------------
                                            James A. Taylor
                                            Chairman of the Board and
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                       SIGNATURE                                     TITLE                     DATE
                       ---------                                     -----                     ----

                  /s/ JAMES A. TAYLOR                     Chairman of the Board and      October 19, 2001
------------------------------------------------------      Chief Executive Officer
                    James A. Taylor                         (Principal Executive
                                                            Officer)

                           *                              Executive Vice President       October 19, 2001
------------------------------------------------------      Chief Financial Officer
                    David R. Carter                         and Director (Principal
                                                            Financial and Accounting
                                                            Officer)

                           *                              Vice Chairman                  October 19, 2001
------------------------------------------------------
                James Mailon Kent, Jr.

                           *                              Vice Chairman                  October 19, 2001
------------------------------------------------------
                Larry D. Striplin, Jr.

                           *                              Director                       October 19, 2001
------------------------------------------------------
                James R. Andrews, M.D.

                           *                              Director                       October 19, 2001
------------------------------------------------------
                 Neal R. Berte, Ed.D.

                           *                              Director                       October 19, 2001
------------------------------------------------------
                  W. T. Campbell, Jr.

                           *                              Director                       October 19, 2001
------------------------------------------------------
                   Peter N. DiChiara

                           *                              Director                       October 19, 2001
------------------------------------------------------
                    K. Earl Durden

                       SIGNATURE                                     TITLE                     DATE
                       ---------                                     -----                     ----


                           *                                        Director             October 19, 2001
------------------------------------------------------
                   John F. Gittings

                           *                                        Director             October 19, 2001
------------------------------------------------------
                    Steven C. Hays

                           *                                        Director             October 19, 2001
------------------------------------------------------
                Thomas E. Jernigan, Jr.

                           *                                        Director             October 19, 2001
------------------------------------------------------
                   Randall E. Jones

                           *                                        Director             October 19, 2001
------------------------------------------------------
                    Mayer Mitchell

                           *                                        Director             October 19, 2001
------------------------------------------------------
                 Ronald W. Orso, M.D.

                           *                                        Director             October 19, 2001
------------------------------------------------------
                    Harold W. Ripps

                           *                                        Director             October 19, 2001
------------------------------------------------------
                  Richard M. Scrushy

                           *                                        Director             October 19, 2001
------------------------------------------------------
                    Jerry M. Smith

                           *                                        Director             October 19, 2001
------------------------------------------------------
                  Michael E. Stephens

                           *                                        Director             October 19, 2001
------------------------------------------------------
                      Marie Swift

               /s/ JAMES A. TAYLOR, JR.                             Director             October 19, 2001
------------------------------------------------------
                 James A. Taylor, Jr.

                           *                                        Director             October 19, 2001
------------------------------------------------------
                  T. Mandell Tillman

                           *                                        Director             October 19, 2001
------------------------------------------------------
                     Johnny Wallis


*By:               /s/ JAMES A. TAYLOR, JR.
       ------------------------------------------------
                     James A. Taylor, Jr.
                       Attorney-in-Fact